Exhibit 99.1

“TECHNICAL REPORT

ON

FEASIBILITY STUDIES

FOR THE

PHUOC SON GOLD PROJECT

IN

QUANG NAM PROVINCE, VIETNAM”

(Dated: 26th March 2008)

FOR

Prepared By:

Murray R. Stevens

B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Stevens and Associates

&

Graeme W. Fulton

B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

Terra Mining Consultants Ltd

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

	TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY	15
2.0	INTRODUCTION AND SCOPE	21
2.1	Introduction	21
2.2	Terms Of Reference	21
2.3	Sources of Information & Data	22
2.4	Site Inspection	23
2.5	Units & Currency	23
2.6	Naming Conventions	24
2.7	Disclaimers	24
3.0	PROPERTY DESCRIPTION AND LOCATION	25
3.1	Location	25
3.2	Property Description	27
3.3	Mineral Tenure Regime in Vietnam	30
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY	32
4.1	Access	32
4.2	Physiography	32
4.3	Climate	32
4.4	Local Resources & Infrastructure	33
5.0	HISTORY	34
5.1	General	34
6.0	GEOLOGICAL SETTING	35
6.1	Regional Geology & Structure	35
6.2	Property Geology	38
6.2.1	General	38
6.2.2	Stratigraphy	38
6.2.3	Intrusives	38
6.2.4	Structure	40
6.2.5	Geotectonics	41
6.2.6	Metamorphism	42
7.0	DEPOSIT TYPES	43
8.0	MINERALIZATION	44
8.1	General	44
8.2	Low Temperature Au-Ag-Pb-Zn+/- Cu	44
8.2.1	South Deposit (Bai Dat)	44
8.2.2	North Deposit (Bai Go)	45
8.2.3	Other Prospects	45
8.3	High temperature Au-Ag-Te-Bi	45
8.4	Au-Ag-Cu-Mo Skarn	46
8.5	Intrusive Hosted Gold	46
9.0	EXPLORATION	48
9.1	General	48
9.2	Exploration 1998 to 31 December 2003	48

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

9.2.1	Staged Programs of Work	48
9.2.2	Results of Exploration to 31 December, 2003	49
9.3	Exploration 1 January 2004 to 31 January 2008	50
9.3.1	Staged Programs of Work	50
9.3.2	Results of Exploration 1 January 2004 to 31 January 2008	51
9.3.3	Structural Analysis	82
9.4	Planned Exploration Programs 2007- 2008	89
10.0	DRILLING	92
10.1	Drilling 1999 to 31 December 2003	92
10.2	Drilling 1 January 2004 to 31 January 2008	93
11.0	SAMPLING METHOD AND APPROACH	96
11.1	Olympus Pacific – Prior 31 December 2004	96
11.2	Olympus Pacific – 1 January 2004 to 31 January 2008	96
12.0	SAMPLE PREPARATION, ASSAYING & SECURITY	99
12.1	General	99
12.2	Sample Preparation	99
12.3	Assaying	100
12.4	Densities	101
12.5	Quality Assurance and Quality Control	101
13.0	DATA VERIFICATION	114
13.1	General	114
13.2	Drillhole and Sample Location	114
13.3	Geological Logging	114
13.4	Sample Data Verification	119
13.5	Database Validation	120
14.0	ADJACENT PROPERTIES	122
15.0	MINERAL PROCESSING & METALLURGICAL TESTING	123
15.1	Introduction	123
15.2	Metallurgical Testwork	123
15.2.1	Description of Testwork Programs	123
15.2.2	Ore Characteristics	124
15.2.3	Feed Grade Analysis	125
15.2.4	Mineralogy	126
15.2.5	Comminution Testwork	128
15.2.6	Extraction Testwork	129
15.2.7	Gravity Response	130
15.2.8	Flotation Testwork	132
15.2.9	Leaching	134
15.2.10	Electrowinning	138
15.2.11	Detoxification Testwork	138
15.2.12	Filtration Testwork	138
15.3	Design Criteria	138
15.4	Process Description	147
15.5	Metallurgical Processing Observations and Comments	157
16.0	MINERAL RESOURCE & MINERAL RESERVE ESTIMATES	161
16.1	Introduction & Resource Summary	161

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

16.2	Resource Estimate – South Deposit (Bai Dat)	163
16.2.1	General	163
16.2.2	Data Review & Validation	165
16.2.3	Statistical Analysis of Data	168
16.2.4	Previous Resource Estimates	189
16.2.5	Modelling & Resource Estimate Parameters	190
16.2.6	Comparative Resource Estimates	192
16.3	Resource Estimate – North Deposit (Bai Go)	194
16.3.1	General	194
16.3.2	Data Review & Validation	195
16.3.3	Statistical Analysis of Data	196
16.3.4	Previous Resource Estimates	208
16.3.5	Modelling & Resource Estimate Parameters	210
16.3.6	Comparative Resource Estimates	211
16.3.7	Mineral Resource Estimate Summary	214
16.4	Mineral Reserve Estimates	214
16.4.1	Introduction & Reserve Summary	214
16.4.2	Reserve Factors & Derivation	216
16.4.3	Comparative Reserve Estimates	219
16.4.4	Mineral Reserve Estimate Summary	222
17.0	OTHER RELEVANT DATA & INFORMATION	223
17.1	Mining	223
17.1.1	Mine Access & Main Development	223
17.1.2	Mining Methods	225
17.1.3	Support & Geotechnical	229
17.1.4	Mining Labour	238
17.1.5	Sampling, Grade Control & Geology	239
17.1.6	Mining Equipment	240
17.1.7	Production Schedule	241
17.2	Mining Services	244
17.2.1	Water Supply	244
17.2.2	Mine Drainage & Water Management	245
17.2.3	Compressed Air Reticulation	246
17.2.4	Electrical Power	246
17.2.5	Ventilation	247
17.2.6	Transportation	249
17.3	Project Infrastructure	249
17.3.1	General	249
17.3.2	Power Supply & Distribution	251
17.3.3	Communications and Information Technology (IT)	253
17.3.4	Surface Water Supply, Storage & Distribution	253
17.3.5	Site Facilities & Other Services	254
17.4	Tailings Disposal	255
17.4.1	General	255
17.4.2	Site Selection	255
17.4.3	Tailings Storage Facility – Quantities & Physical Characteristics	256
17.4.4	Tailings Storage Facility Design and Operation	257
17.4.5	Waste Water Discharge	258
17.4.6	Tailings Storage Facility Closure	258
17.4.7	Future Tailings Storage	259
17.5	Environmental Management	260
17.5.1	Potential Environmental Impacts	261

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

17.5.2	Unexpected Risks & Events	265
17.5.3	Environmental Consequences of Not Developing the Project	265
17.5.4	Mitigation Measures	265
17.5.5	Environmental Rehabilitation Post Mine Closure	267
17.5.6	Management of Post Closure Impacts	270
17.6	Project Implementation	271
17.7	Operating Philosophy, Recruitment and Training	280
17.8	Capital Cost Estimate	283
17.8.1	Capital Cost Summary	284
17.8.2	Basis for Capital Cost Estimates	287
17.8.3	Other Costs	290
17.9	Operating Cost Estimate	291
17.1	Financial Evaluation	294
17.10.1	Economic Analysis Summary	294
17.10.2	Basis of Economic Evaluation	296
17.10.3	Assumptions	297
17.10.4	Sensitivity Analysis	301
17.10.5	Project Cashflow	301
17.11	Risk Assessment	302
18.0	INTERPRETATION AND CONCLUSIONS	305
18.1	Mineral Resources & Reserves	305
18.2	Exploration Development	306
18.3	Exploration	306
18.4	Exploration & Development Potential	306
18.5	Metallurgical and Processing	306
18.6	Financial Evaluation	307
18.7	Project Feasibility	307
19.0	RECOMMENDATIONS	308
19.1	Olympus’ 2007-2008 Work Plan and Budget	308
19.2	General Recommendations	310
20.0	REFERENCES	315
21.0	CERTIFICATES OF THE AUTHORS	318
22.0	CONSENTS OF QUALIFIED PERSONS	322
	Murray Ronald Stevens	322
	Graeme Whitelaw Fulton	323
23.0	SIGNATURES	324

LIST OF FIGURES

Figure 1 - Property Geology Showing the South Deposit (Bai Dat) & North (Bai Go) Deposits	25
Figure 2 - Property Location Plan	26
Figure 3 - Phuoc Son Land Holdings	29
Figure 4 - Tectonic Map of Vietnam & Surrounding Areas	36

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 5 - Regional Geology Map, Quang Nam Province	37
Figure 6 - Phuoc Son Property Geology	39
Figure 7 - Dak Sa Mine Area: Drillhole Location Plan	47
Figure 8 - South Deposit: Geology & Drillhole Location Plan	53
Figure 9 - South Deposit: Representative Cross-Section	54
Figure 10 - North Deposit Geology & Drillhole Plan	59
Figure 11 - North Deposit: Southern Cross-Section A-A	60
Figure 12 - North Deposit: Northern Cross-Section B-B	61
Figure 13 - North Deposit: Southern Cross-Section C-C	62
Figure 14 - North Deposit: Southern Cross-Section D-D	63
Figure 15 - North Deposit: NW-SE Long-Section	64
Figure 16 - Nui Vang Ground Magnetic, Soil Geochemical Contour Map & Drillhole Location	72
Figure 17 - Bai Gio: Geology & Drillhole Layout Plan	74
Figure 18 - Khe Rin Geology & Drillhole Layout Plan	77
Figure 19 - Khe Rin: Magnetic Survey & Geocompilation	78
Figure 20 - Gold Chart for Rocklabs SI15 Reference Material	102
Figure 21 - Gold Chart for Rocklabs SI10 Reference Material	103
Figure 22 - Gold Chart for Rocklabs SK11 Reference Material	103
Figure 23 - Gold Chart for Rocklabs SL20 Reference Material	104
Figure 24 - Gold Chart for Rocklabs SN20 Reference Material	104
Figure 25 - Gold Chart for Rocklabs SL34 Reference Material	105
Figure 26 - Gold Chart for Rocklabs SI25 Reference Material	105
Figure 27 - Logarithmic Correlation of Field Duplicate Samples	107
Figure 28 - Logarithmic Correlation of Laboratory Duplicate Samples	108
Figure 29 - Scatter Plot of Blank Samples	109
Figure 30 - Plot of Blank Sample Assays with Grades > Detection Limit	110
Figure 31 - Bar Graph Comparing Original & Umpire Assays	111
Figure 32 - Logarithmic Plot of Original & Umpire Samples	112

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 33 - Metallurgical Testwork: Gold Sizing in Gravity Concentrates	127
Figure 34 - Metallurgical Testwork: Concentrate Leach Recovery Times	135
Figure 35 - Metallurgical Testwork: Gold Leach Recovery vs. Time	136
Figure 36 - Conceptual Flow Sheet: Phuoc Son Gold Project	150
Figure 37 - Process Plant Site - Overall View	151
Figure 38 - Process Plant Site - Generalised Plan	151
Figure 39 – South Deposit (Bai Dat): Histogram of Au Orezone Composites	170
Figure 40 – South Deposit (Bai Dat): Log Histogram of Au Orezone Composites	170
Figure 41 – South Deposit (Bai Dat): Cumulative Log Histogram of Au Orezone Composites	171
Figure 42 – South Deposit (Bai Dat): Histogram of Ag Orezone Composites	172
Figure 43 – South Deposit (Bai Dat): Histogram of Pb Orezone Composites	172
Figure 44 – South Deposit (Bai Dat): Histogram of Zn Orezone Composites	173
Figure 45 – South Deposit (Bai Dat): Cumulative Log Histogram of Ag Orezone Composites	173
Figure 46 – South Deposit (Bai Dat): Cumulative Log Histogram of Pb Orezone Composites	174
Figure 47 – South Deposit (Bai Dat): Cumulative Log Histogram of Zn Orezone Composites	174
Figure 48 – South Deposit (Bai Dat): Full Width Composite Au Gram/Tonne Contour Plot	176
Figure 49 – South Deposit (Bai Dat): Full Width Composite Au Gram-Metre Contour Plot	177
Figure 50 – South Deposit (Bai Dat): Full Width Composite Orezone Width Contour Plot	178
Figure 51 – South Deposit (Bai Dat): Full Width Composite Density Contour Plot	179
Figure 52 – South Deposit (Bai Dat): Comparison of Previous Contour Plots	180
Figure 53 – South Deposit (Bai Dat): Full Width Composite Ag Gram per Tonne Contour Plot	181
Figure 54 – South Deposit (Bai Dat): Full Width Composite Pb ppm Contour Plot	182
Figure 55 – South Deposit (Bai Dat): Full Length Composite Zn ppm Contour Plot	183
Figure 56 – South Deposit (Bai Dat): Comparative Contour Plots for Au, Ag, Pb & Zn	184
Figure 57 - Bai Dat: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites	188

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 58 – North Deposit (Bai Go): Histogram of Au Orezone Composites	198
Figure 59 – North Deposit (Bai Go): Log Histogram of Au Orezone Composites	199
Figure 60 – North Deposit (Bai Go): Cumulative Log Histogram of Au Orezone Composites	199
Figure 61 – North Deposit (Bai Go): Histogram of Ag Ore Zone Composites	200
Figure 62 – North Deposit (Bai Go): Histogram of Pb Ore Zone Composites	201
Figure 63 – North Deposit (Bai Go): Histogram of Zn Ore Zone Composites	201
Figure 64 – North Deposit (Bai Go): Cumulative Log Histogram of Ag Ore Zone Composites	202
Figure 65 – North Deposit (Bai Go): Cumulative Log Histogram of Pb Ore Zone Composites	202
Figure 66 – North Deposit (Bai Go): Cumulative Log Histogram of Zn Ore Zone Composites	203
Figure 67 – North Deposit (Bai Go): Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites	208
Figure 68 - South Deposit (Bai Dat) Development & Stope Layout	217
Figure 69 - North Deposit (Bai Go) Development & Stope Layout	218
Figure 70 - Bai Dat: Indicative Underground Development Layout	224
Figure 71 - Bai Go: 3D View of Indicative Underground Development Layout	225
Figure 72 - Diagrammatic Representation of the Fully-Mechanized Room-&-Pillar Extraction	226
Figure 73 - Diagrammatic Representation of the Narrow Vein Room-&-Pillar Extraction	227
Figure 74 - Longitudinal Section - Slusher Winch Configuration	228
Figure 75 - Longitudinal Section of Shrinkage Stope - Stoping Phase	229
Figure 76 - Longitudinal Section of Shrinkage Stope - Drawing Phase	229
Figure 77 – South Deposit (Bai Dat): Geotechnical Drillhole Logging	231
Figure 78 – North Deposit (Bai Go): Geotechnical Drillhole Logging – Upper Horizon	231
Figure 79 - North Deposit (Bai Go): Geotechnical Drillhole Logging - Lower Horizon	232
Figure 80 – South Deposit (Bai Dat): Modelled RMR Distribution	233
Figure 81 – North Deposit (Bai Go): Upper Horizon – Modelled RMR Distribution	234
Figure 82 – North Deposit (Bai Go): Lower Horizon – Modelled RMR Distribution	235

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 83 - Mining Operations Organizational Chart	239
Figure 84 - Bai Dat: Planned Sump Locations	245
Figure 85 - Bai Dat: Indicative Mine Dewatering Arrangement	246
Figure 86 – South Deposit (Bai Dat): Indicative Ventilation Network	249
Figure 87 - Indicative Site Infrastructure Layout	250
Figure 88 - Tailings Storage Facility Layout (after Coffey)	257
Figure 89 - Potential TSF Sites for Future Development	260
Figure 90 - Mine Management Organisation Chart	282

LIST OF TABLES

Table 1 – South Deposit (Bai Dat): Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources	16
Table 2 – North Deposit (Bai Go): Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources	16
Table 3 – Combined North & South Deposits: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources	16
Table 4 - South Deposit (Bai Dat): Diluted Proven & Probable Mineral Reserve	17
Table 5 - North Deposit (Bai Go): Diluted Proven & Probable Mineral Reserve	17
Table 6 – Combined North & South Deposits: Diluted Proven & Probable Mineral Reserve	17
Table 7 - Licences & Approvals held by NVMC & PSGC	30
Table 8 – South Deposit (Bai Dat) - Selected Mineralised Drillhole Intercepts	56
Table 9 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections	68
Table 10 - Bai Chuoi - Selected Mineralised Drillhole Intersections	69
Table 11 - Bai Gio - Selected Mineralised Drillhole Intersections	73
Table 12 - Khe Rin - Selected Mineralised Drillhole Intersections	80
Table 13 - Other Phuoc Son Property Prospects as at 31 January 2008	82
Table 14 - Bai Go Lithology Codes Revised August 2005 (after Alexander, 2006)	86
Table 15 - Phuoc Son Regional Exploration Program 2007-2008	90
Table 16 - Phuoc Son Resource and Exploration Program 2007-2008	91

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Table 17 – Phuoc Son Metallurgical Drillhole Sampling 2008	91
Table 18 - Phuoc Son Property - Drilling Statistics	95
Table 19 - Drillholes Geologically Check Logged by Terra Mining/Stevens & Assoc.	118
Table 20 - Randomly Chosen Database & Assay Sheet Verification List	119
Table 21 - Original Assay Data Selected for Check Sampling By Terra Mining Consultants/Stevens & Assoc.	120
Table 22 - Check assay data from SGS Waihi, New Zealand	120
Table 23 - Metallurgical Testwork: Multi-Element Analyses	125
Table 24 - Metallurgical Testwork: 2006 Testwork Analyses	125
Table 25 - North Deposit (Bai Go) Feed Grade Analysis	126
Table 26 - Comminution Test Comparisons	128
Table 27 - North Deposit (Bai Go) Comminution Results	129
Table 28 - SAG/Autogenous Mill Parameters from DW Test Results	129
Table 29 - Metallurgical Testwork: Gold Distribution @ 106 µm	129
Table 30 - North Deposit (Bai Go) Direct Leach Tests	130
Table 31 - North Deposit (Bai Go) Carbon in Leach Tests	130
Table 32 - Metallurgical Testwork: Gravity Recovery Results	131
Table 33 - Metallurgical Testwork: Gravity vs. Size Recovery	131
Table 34 – Metallurgical Testwork: Flotation Test Results	133
Table 35 - Metallurgical Testwork: Concentrate Leach Testwork	135
Table 36 - Metallurgical Testwork: Cyanide Leach Results (Gekko)	136
Table 37 - Metallurgical Testwork: Cyanide Leach Results (SGS)	137
Table 38 - Ore Characteristics	138
Table 39 - Crushing Criteria	139
Table 40 - Grinding Criteria	140
Table 41 - Gravity Circuit Criteria	141
Table 42 - Flotation Criteria	142
Table 43 - Regrind Criteria	142
Table 44 - Leaching (ILR) Criteria	143

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Table 45 - Filtration Criteria	144
Table 46 - Direct Electrowinning Criteria	144
Table 47 - Carbon Column Criteria	145
Table 48 - Cyanide Detoxification Criteria	145
Table 49 - Gold Room Design Criteria	146
Table 50 - Reagent Requirements & Criteria	147
Table 51 - Services Criteria	147
Table 52 – South Deposit (Bi Dat): Gold, Silver, Lead & Zinc Mineral Resources	161
Table 53 – North Deposit (Bai Go): Gold, Silver, Lead & Zinc Mineral Resources	161
Table 54 - AusIMM & CIM Comparative Resource Definitions	163
Table 55 – South Deposit (Bai Dat): Ore Zone Drillhole Sample Statistics	168
Table 56 – South Deposit (Bai Dat): Ore Zone 1m Composited Drillhole Sample Statistics	169
Table 57 – South Deposit (Bai Dat): Ore Zone Full Width Composited Drillhole Sample Statistics	175
Table 58 – South Deposit (Bai Dat): Quantile Analysis of Au Drillhole Composites	185
Table 59 – South Deposit (Bai Dat): Results of Bivariate Analysis of Orezone Drill Composites	186
Table 60 - Summary of Bai Dat Resources @ Various Cut-offs (November 2002)	189
Table 61 - Bai Dat: WGM Reclassified H&S Resource Estimate (January 2004)	190
Table 62 - South Deposit (Bai Dat): Olympus Resource Estimate (December 2007)	190
Table 63 - Bai Dat: Resource Estimation Parameters	191
Table 64 – South Deposit (Bai Dat): Software Modelling Differences	192
Table 65 – South Deposit (Bai Dat): Comparative Gold Resource Assessment	192
Table 66 – South Deposit (Bai Dat): Comparative Silver Resource Assessment	193
Table 67 – South Deposit (Bai Dat): Comparative Lead Resource Assessment	193
Table 68 – South Deposit (Bai Dat): Comparative Zinc Resource Assessment	193
Table 69 – North Deposit (Bai Go): Ore Zone Drillhole Sample Statistics	197
Table 70 – North Deposit (Bai Go): Ore Zone 1m Composited Drillhole Sample Statistics	197

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Table 71 – North Deposit (Bai Go): Ore Zone Full Width Composited Drillhole Sample Statistics	204
Table 72 – North Deposit (Bai Go): Quantile Analysis of Au Drillhole Composites	205
Table 73 – North Deposit (Bai Go): Results of Bivariate Analysis of Ore Zone Drill Composites	206
Table 74 - Summary of Bai Go Resources @ Various Cut-offs (November 2002)	209
Table 75 - Bai Go: WGM Reclassified H&S Resource Estimate (January 2004)	210
Table 76 - North Deposit (Bai Go): Olympus Resource Estimate (December 2007)	210
Table 77 - Bai Go: Resource Estimation Parameters	211
Table 78 – North Deposit (Bai Go): Software Modelling Differences	212
Table 79 – North Deposit (Bai Go): Comparative Gold Resource Assessment	212
Table 80 – North Deposit (Bai Go): Comparative Silver Resource Assessment	212
Table 81 - North Deposit (Bai Go): Comparative Lead Resource Assessment	213
Table 82 - North Deposit (Bai Go): Comparative Zinc Resource Assessment	213
Table 83 – South Deposit (Bi Dat): Gold, Silver, Lead & Zinc Diluted Mineral Reserve	214
Table 84 – North Deposit (Bai Go): Gold, Silver, Lead & Zinc Diluted Mineral Reserve	215
Table 85 - AusIMM & CIM Comparative Reserve Definitions	216
Table 86 - South Deposit (Bai Dat): Comparative Diluted Gold Reserve Assessment	219
Table 87 - South Deposit (Bai Dat): Comparative Diluted Silver Reserve Assessment	220
Table 88 - South Deposit (Bai Dat): Comparative Diluted Lead Reserve Assessment	220
Table 89 - South Deposit (Bai Dat): Comparative Diluted Zinc Reserve Assessment	220
Table 90 - North Deposit (Bai Go): Comparative Diluted Gold Reserve Assessment	221
Table 91 - North Deposit (Bai Go): Comparative Diluted Silver Reserve Assessment	221
Table 92 - North Deposit (Bai Go): Comparative Diluted Lead Reserve Assessment	221
Table 93 - North Deposit (Bai Go): Comparative Diluted Zinc Reserve Assessment	221
Table 94 - South Deposit (Bai Dat): Geotechnical Summary	235
Table 95 - North Deposit (Bai Go): Upper Horizon Geotechnical Summary	236
Table 96 - North Deposit (Bai Go): Lower Horizon Geotechnical Summary	236
Table 97 - Mining Equipment List	241
Table 98 - Annual Production Schedule Summary	242

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Table 99 - Ore Production Statistics Summary	243
Table 100 - Mine-to-Mill Reconciliation Summary	243
Table 101 - Estimated Water Supply Requirements	244
Table 102 - Mine Power Requirements	247
Table 103 - Underground Ventilation Requirements	248
Table 104 - Temporary Power Staged Build-up Schedule	252
Table 105 - Permanent Power Requirements	252
Table 106 - Estimated Quantities of Tailings for Containment	255
Table 107 - Tailings Storage Facility – Quantities & Physical Characteristics	256
Table 108 - Summary Project Schedule	271
Table 109 - Permits and Licences	277
Table 110 - Life-of-Mine Capital Cost Summary	284
Table 111 - Pre-Production Capital (Month 2-19) Summary	285
Table 112 - Sustaining Capital Summary	287
Table 113 - Operating Cost Summary	291
Table 114 - Total Operating Costs - Life-of-Mine	292
Table 115 - Summary of Plant Operating Costs	293
Table 116 - Project Summary: Economic Outcomes	295
Table 117 - Macquarie Bank Commodities Research Gold Price Forecasts	299
Table 118 - Indicative Flat Forward Gold Prices	300
Table 119 - Indicative Flat Rate Collars	300
Table 120 - Project Sensitivities	301
Table 121 - Project Cashflow Summary	302
Table 122 - Project Risk Assessment Summary	304
Table 123 - Combined North Deposit (Bai Go) & South Deposit (Bai Dat): Gold, Silver, Lead & Zinc Mineral Resources	305
Table 124 - Combined North Deposit (Bai Go) & South Deposit (Bai Dat): Mineral Reserves	305
Table 125 - Phuoc Son 2007-2008 Regional Exploration Work Plan and Budget	309

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Table 126 - Dak Sa 2007-2008 Exploration and Resource Definition Work Plan And Budget	310

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

1.0 EXECUTIVE SUMMARY

•
The Phuoc Son property is located in the western highlands of Quang Nam Province, in Central Vietnam, some 8 kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres (140 kilometres by road) southwest of the coastal city of Da Nang. Phuoc Son Gold Company Limited (PSGC) owns 100% of the Phuoc Son property. The PSGC is owned 85% by New Vietnam Mining Corporation (NVMC), which is a wholly owned subsidiary of Olympus Pacific Minerals Inc. (Olympus).

•
Olympus Pacific Minerals has retained Terra Mining Consultants Ltd and Stevens & Associates (Terra Mining Consultants/Stevens & Associates), to compile this Technical Report on Feasibility Studies for the Phuoc Son Gold Project, to the standards of NI-43-101, in order to fulfill disclosure requirements.

•
Terra Mining Consultants/Stevens & Associates has audited the Mineral Resource estimate for the South Deposit (Bai Dat) and North Deposit (Bai Go) gold/silver/lead/zinc deposits (Dak Sa Deposits) in the Phuoc Son Gold Project, as prepared by Olympus and has validated the resulting block model tonnages and gold/silver/lead/zinc grades. Terra Mining Consultants/Stevens & Associates has classified the Resources using the C.I.M.M. standards (and equivalent Australasian Institute for Reporting of Mineral Resources and Ore Reserves [“JORC”] criteria and standards) as required by NI43-101.

•
The South Deposit (Bai Dat), North Deposit (Bai Go) and combined Mineral Resource estimates for the Phuoc Son Gold Project are shown in Table 1 – South Deposit (Bai Dat): Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources, Table 2 – North Deposit (Bai Go): Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources and Table 3 – Combined North & South Deposits: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources below.

•
Both the South Deposit (Bai Dat) and North Deposit (Bai Go) resource estimates are based on a 3.0 g/t Au cut-off. The South Deposit (Bai Dat) resource estimate is based on a 100 g/t Au top-cut, 130 g/t Ag top-cut, a 150,000 ppm (15%) Pb top-cut and a 140,000 ppm (14%) Zn top-cut. The Bai Go resource estimate is based on an 80 g/t Au top-cut, a 130 g/t Ag top-cut, a 120,000 ppm (12%) Pb top-cut and a 13,500 ppm (1.35%) Zn top-cut. The Measured & Indicated Resource Estimates includes the Proven and Probable Reserves listed further on in this section.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	68,850	17.63		20.07		1.61	1.57
Indicated	258,690	12.66		13.55		0.86	0.93
Measured+Indicated	327,540	13.71		14.92		1.02	1.07
Inferred	112,200	8.89		9.89		0.69	0.58

Table 1 – South Deposit (Bai Dat): Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	94,470	9.20		23.52		2.03	0.11
Indicated	287,660	7.91		9.61		0.74	0.05
Measured+Indicated	382,130	8.23		13.05		1.06	0.07
Inferred	1,772,000	6.49		4.69		0.32	0.03

Table 2 – North Deposit (Bai Go): Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	163,320	12.76		22.07		1.86	0.72
Indicated	546,350	10.16		11.47		0.80	0.47
Measured+Indicated	709,670	10.76		13.91		1.04	0.53
Inferred	1,884,200	6.63		5.00		0.35	0.07

Table 3 – Combined North & South Deposits: Measured, Indicated & Inferred Gold-Silver-Lead-Zinc Mineral Resources

•	Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus Mineral Resource and Mineral Reserves estimates are valid and accepts the results.

•
The South Deposit (Bai Dat), North Deposit (Bai Go) and combined diluted Mineral Reserve estimates for the Phuoc Son Gold Project are shown in Table 4 - South Deposit (Bai Dat): Diluted Proven & Probable Mineral Reserve, Table 5 - North Deposit (Bai Go): Diluted Proven & Probable Mineral Reserve and Table 6 – Combined North & South Deposits: Diluted Proven & Probable Mineral Reserve below.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Proven	88,490	13.14		15.17		1.22	1.19
Probable	341,520	9.30		9.97		0.63	0.69
Proven+Probable	430,010	10.09		11.04		0.75	0.79

Table 4 - South Deposit (Bai Dat): Diluted Proven & Probable Mineral Reserve

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Proven	147,160	6.06		15.11		1.33	0.07
Probable	353,220	5.72		6.68		0.55	0.04
Proven+Probable	500,380	5.82		9.16		0.77	0.05
Table 5 - North Deposit (Bai Go): Diluted Proven & Probable Mineral Reserve

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Proven	235,650	8.72		15.14		1.29	0.49
Probable	694,740	7.48		8.30		0.59	0.36
Proven+Probable	930,390	7.79		10.03		0.77	0.39

Table 6 – Combined North & South Deposits: Diluted Proven & Probable Mineral Reserve

•
The North Deposit (Bai Go) and South Deposit (Bai Dat) diluted reserve estimates are based on a 3 g/t stope cut-off; practical stope and ore development layout; and application of appropriate dilution factors. Any Inferred Resource blocks that cannot be practically separated out from the stope layout are included as waste dilution for the purposes of the reserve estimate, i.e. include volume/tonnage at zero grades.

•
Olympus have opted for a flow sheet strategy at the Dak Sa project which makes centrifugal gravity concentration and flotation the primary upgrade process with ILR. While this process is more complicated than traditional CIL it has been chosen to avoid potential environmental issues around large cyanide storage containment.

In Terra Mining Consultants/Stevens & Associates’ opinion the process route is conservatively designed with a possible outcome that gold recovery will be less than if a traditional CIL process route had been chosen.

It is recommended that during project implementation that the metallurgical optimisation program reviews recovery options that should also include the recovery of by product lead and zinc.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

It is noted that the upside potential of recovering lead and zinc has been purposely excluded from the process and metallurgical design until further physical and technical information is gathered to ensure that the best commercial option is used.

•
This Technical Report shows the project is robust financially with an indicative NPV range of $17.7 million to $21.5 million (7.5 to 10% discount rate) and an IRR of 27.9% at a gold price range between $US750 and $US1,050 per ounce during the project life, based on Macquarie Bank’s projections as detailed in Section 17.10. The payback period is 3.08 years.

The sensitivity analysis (based on a 10% discount rate) shows that the project is most sensitive to the gold price and gold recovery grade. Dak Sa is relatively less sensitive to changes in capital or operating costs.

The financial analysis presented in the feasibility document and reviewed in this report is a base case scenario developed around the current reserves, excluding silver and any lead or zinc credits. The modeled inferred resources at the South Deposit (Bai Dat) and North Deposit (Bai Go) amount to a further 1.88 million tonnes at a grade of 6.63g/t gold.

There is an additional 173,000 tonnes of gold mineralization that is currently uncategorized as it does not meet the strict modeling parameters used in the resource estimation.

•
Given the geological continuity evident in the wide spaced drilling of the northern extensions of the North Deposit (Bai Go), Terra Mining Consultants/Stevens & Associates would expect that a portion of these inferred resources will be converted to measured and indicated in the current in fill drill programme. In addition the mineralization within the Dak Sa structure so far has dimensions of around 410 metres by 200 metres at South Deposit (Bai Dat) and 1000 metres by 600 metres at the North Deposit (Bai Go).

Both deposits are open along strike and down dip. There is, in our opinion, a high probability that further mineralization will be discovered in the current exploration programmes within the Dak Sa Structure and other prospects within the Investment License.

That being the case it is reasonable to assume that mining will continue beyond the current project life with the opportunity to increase gold production.

•	The Phuoc Son Gold Project is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ”). This is probably one of the most important structural

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

controls of gold metallogeny in Central Vietnam.

The zone hosts other significant deposits including Olympus Pacific’s Bong Mieu project, located some 75 kilometres east-south-east of Phuoc Son, with announced resources of 833,500 ounces gold equivalent and the Sepon project of Oxiana Limited, located some 100 kilometres to the NNW in Laos, which currently has resources of 3.8 million ounces gold and 0.9 million tonnes of copper.

•
Exploration of the Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high-level acid-intermediate intrusives. Numerous gold and polymetallic prospects with economic potential have been delineated within the property.

•
Terra Mining Consultants/Stevens & Associates have reviewed Olympus’ geological modeling procedures, sampling methods and approach, sample preparation facilities and procedures, assaying methods and quality assurance and quality control procedures. Terra Mining Consultants/Stevens & Associates have also independently verified representative data from these data sets and conclude that the procedures and protocols being followed by Olympus are to generally accepted industry standards.

•
Olympus has a vigorous and intensive exploration program in progress for Phuoc Son. The programs’ key objectives are to complete 25,000 metres of exploration and evaluation drilling at the Dak Sa deposits and undertake a further 13,000 metres of exploration drilling on currently untested prospects. This is to target 3 to 3.5 million tonnes of resources, complete development optimization and commence mine production by the end of 2009.

This will entail expenditure of around $US 7.3 million for mine feasibility, resource definition, Dak Sa exploration and Phuoc Son regional exploration to the end of 2008.

•
Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Phuoc Son.

•
Terra Mining Consultants/Stevens & Associates have reviewed the Dak Sa feasibility investigations, conducted site visits to the exploration sites, development site, and the exploration decline and inspected all the documentation and data associated with the feasibility investigations. The PSGC and Olympus personnel have taken a

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

consistently conservative approach. Based on our observations and investigation of the technical information provided to and reviewed by us, Terra Mining Consultants/Stevens & Associates concludes that the development of the Dak Sa Mine is feasible.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

2.0   INTRODUCTION AND SCOPE

2.1           Introduction

Olympus Pacific Minerals Inc. ("Olympus") is a Canadian Business Corporation continued under the Canadian Business Corporations Act and is listed on the TSX Stock Exchange under the trading symbol OYM, on the Frankfurt Stock Exchange under trading symbol OP6, and also in the United States on the ‘Over the Counter Bulletin Board’ (OTCBB) under the ticker symbol OLYMF. Its head office is located in Toronto, Canada.

Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies Bong Mieu Holdings Ltd ("BMH") and New Vietnam Mining Corporation ("NVMC") and maintains a substantial office in Da Nang in central Vietnam. NVMC is responsible for the Phuoc Son property and BMH for the Bong Mieu property; another advanced gold project located some 70 kilometres east of Phuoc Son. Olympus began managing the work programs on the Phuoc Son property in 1998 and has worked it more or less continuously since then.

2.2           Terms Of Reference

Stevens & Associates and Terra Mining Consultants Ltd (Terra Mining Consultants/Stevens & Associates) have been retained by Olympus to carry out an independent technical review and compilation of the feasibility investigations for the development of the Phuoc Son gold deposits (the "Property") and produce this technical report. The technical review updates the project, and in particular audits and reclassifies the Mineral Resource and Mineral Reserve estimates for the South (Bai Dat) and North (Bai Go) Deposits up to 31 January 2008. Additionally, it reviews all the other aspects of the project.

This report sets out the results of:

•
A review and update of all available project data, including the technical review completed in January 2004 by Watts, Griffis and McOuat that was prepared in compliance with the standards of National Instrument 43-101;

•
Site visits to the project and Da Nang head office by Stevens and Associates and Terra Mining Consultants from 4 August to 11 August 2007, 5 to 18 September 2007, 17 to 31 November 2007 and from 9 February to 28 February 2008.

•	Reviewing all historic and recent exploration data including that generated by Olympus to date – cut-off date for data and information is 31 January 2008;

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•
Updating the audit by SA/TMC in their report entitled “Preliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam” dated December 2007 of the Mineral Resource estimate for South Deposit (Bai Dat) and North Deposit (Bai Go) prepared in-house by Olympus and to reclassify this estimate to meet Canadian reporting standards;

•	Reviewing other relevant data including metallurgical factors and other work or studies completed at the time this review was undertaken; and

•	Carrying out a review of the Olympus 2007/08 work plan and budget.

This technical review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI43-101") in terms of structure and content and the Mineral Resource audit was carried out in accordance with the provisions of NI43-101 guidelines, and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("C.I.M.M. Standards").

2.3           Sources of Information & Data

Stevens and Associates and Terra Mining Consultants have relied on reports and information prepared by and/or for Olympus and supplied by Olympus, some of which have been filed with Canadian regulatory agencies, reports prepared by Indochina Goldfields Limited in the past and information gathered during the site visits by Terra Mining Consultants/Stevens & Associates from August 2007 through to February 2008.

The authors have no reason to believe that any of the factual data and information provided to them by Olympus is unreliable or that any material facts have been withheld from them. Stevens and Associates and Terra Mining Consultants have not verified all the original source data and information other than to the extent necessary in the preparation of this report. On this reasonable basis Stevens and Associates and Terra Mining Consultants accept Olympus’ data and information as valid.

Olympus Pacific Minerals Inc. conducted the geological drilling programs and provided the site information such as adjacent properties, history, site survey information, geological drilling and sample preparation.

Olympus staff assisted in geological interpretation for resource domaining and metallurgical testwork sampling. Olympus staff provided the data on sampling methodology and approach.

Olympus has provided corporate overview, property description and location, tenure, history, mining, metallurgy, process design, transport, environmental, engineering, utilities, infrastructure information and permitting data.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Olympus has also provided operating and capital cost estimates.

Portions of the descriptive material used in this report have been taken from all of the above. A full list of documents used in this report is listed Section 23 “References”.

2.4    Site Inspection

Site visits to Kham Duc and the Phuoc Son project site have previously been carried out by Murray Stevens, Consulting Geologist to Stevens and Associates, and Graeme Fulton, Consulting Mining Engineer/Director of Terra Mining Consultants, between 4 August 2007 and 11 August 2007, and a further site inspection by Murray Stevens on 24 October 2007. These were to gather information for the Preliminary Assessment dated December, 2007 and the data gathered is relevant to this Technical Report. A further visit to the site was undertaken by SA/TMC on 18 February 2008 to review geotechnical conditions underground and site development progress.

Discussions were held with Olympus management and technical personnel on site at Phuoc Son and in Olympus’ office in Da Nang, Vietnam.

Mr. Fulton conducted his evaluation of the data and resource modeling on site at Phuoc Son, in Olympus’ Da Nang office and in the offices of Terra Mining Consultants/Stevens & Associates in Auckland, New Zealand.

Mr. Stevens reviewed quality control procedures, core and sample handling procedures, core logging procedures and security procedures on site. In addition, a representative number of samples were selected and tracked through the QAQC procedures to confirm data integrity.

Visits have previously been undertaken to the office in Da Nang from 5 September 2007 to 19 September 2007, and 17 October 2007 and 31 October 2007. These visits were used to review further project data, and hold additional detailed discussions with Olympus’ management and technical personnel. An additional visits to Olympus’ offices in Da Nang was undertaken between 7 December to 20 December 2007 (Mr. Fulton only) and 9 February to 28 February, 2008 to review the results of recent exploration, upgrades to the resource estimates and updates to the project data.

2.5           Units & Currency

Metric units are used throughout this report unless noted otherwise. Currency is United States dollars ("US$") and Canadian dollars ("C$"). In early February 2008 the currency exchange rates were approximately 15,950 Vietnamese Dong and C$1.00 to the US$.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

For converting grams of gold to ounces of gold, a factor of 31.1035 grams per troy ounce is used. Silver is reported in grams per tonne and the same factors apply as gold for converting to troy ounces. Lead and Zinc are reported in percent (%) or parts per million (ppm).

2.6           Naming Conventions

Throughout this report, names of prospects, deposits structures are as used in the various data sources reviewed. With respect to the deposits subject to detailed evaluation at Dak Sa there have been several naming conventions used through the life of the projects; Dak Sa, Phuoc Son and Phuoc Son Gold Project are synonymous. Where possible these names have been included in the text.

At Dak Sa the main deposits of South Deposit (Bai Dat) and Bai Go is referred to as the South and North Deposits respectively. South Deposit (Bai Dat) and South Deposit are synonymous as are the names Bai Go and North Deposit. Similarly, Bai Go Northern Extensions are synonymous with North Deposit Extended. In essence the South Deposit (Bai Dat) and Bai Go deposits can be thought of areas of higher grade gold, silver and base metal mineralization within the Dak Sa structure. There are indications of further potentially economic mineralization within this structure between South Deposit (Bai Dat) and Bai Go (Bai Chuoi) and to the north of Bai Go (Northern Extensions) that are essentially part of the same mineralised structure.

2.7           Disclaimers

Neither Stevens & Associates nor Terra Mining Consultants have verified title to the Phuoc Son property other than by relying on information provided by Olympus.

This report or portions of this report are not to be reproduced or used for any purpose other than to support the above noted purposes, without Stevens and Associates and/or Terra Mining Consultants prior written approval in each specific instance. Neither Stevens and Associates nor Terra Mining Consultants assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

3.0   PROPERTY DESCRIPTION AND LOCATION

3.1           Location

The Phuoc Son property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the coastal city of Da Nang, the third largest city in Vietnam (see Figure 2 - Property Location Plan).

The South Deposit (Bai Dat) and North Deposit (Bai Go) gold deposits, which comprise the Phuoc Son project, lie about 1 kilometre apart, Figure 1 - Property Geology Showing the South Deposit (Bai Dat) & North (Bai Go) Deposits shows the location of these deposits (yellow areas), along with other potential deposits within the Phuoc Son Gold Project.

Figure 1 - Property Geology Showing the South Deposit (Bai Dat) & North (Bai Go) Deposits

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Property Location Map
PHUOC SON PROJECT
OLYMPUS BONG MIEU
Quang Nam Province
Thua Thien-Hue Province
Quang Ngai Province
Kon Tum Province
LAOS
Phuoc Thanh
Eastern Sea
DANANG
HOI AN
TAM KY
AN TAN
HOA VANG
DIEN BAN
AI NGHIA
NAM PHUOC
HA LAM
DONG PHU
THANH MY
TRAO
TAHAN
TIEN KY
KHAM DUC
TRA MY
740000
780000
820000 180000
220000
260000
1760000
1720000
1680000
Kilometres
Modified after Olympus Pacific Minerals Inc.
CHINA
HANOI
HAI PHONG
BURMA
LAOS
THAILAND
CAMBODIA
MAP AREA
HUE
DANANG
TAM KY
Eastern Sea
Republic Of VIETNAM
Gulf of Thailand
HO CHI MINH CITY

Figure 2 - Property Location Plan

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

3.2           Property Description

The property is covered by a 30-year investment licence, Licence No. 2355/GP (the “Phuoc Son Investment Licence”) covering 7,000 hectares for the Phuoc Son Gold Property which was granted on 20 October 2003, by the Minister for the Ministry of Planning & Investment of the Vietnamese Government.

The Phuoc Son Investment Licence permitted the Company (through its wholly-owned subsidiary, New Vietnam Mining Corporation (“NVMC”)), and Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to establish Phuoc Son Gold Company Limited (“PSGC”) as a joint venture, for a term of 30 years. PSGC is owned 85% by NVMC with the remaining 15% owned by Minco.

PGSC has received all major environmental approvals and on 23 January 2006 was granted a mining licence by the Government of Vietnam to mine and develop its two Dak Sa deposits (the “North Deposit or Bai Go” and “South Deposit or Bai Dat”, collectively the “Dak Sa Deposits”). (See Table 7 - Licences & Approvals held by NVMC & PSGC). The mining licence was the last major permit required prior to proceeding with development and production of the Dak Sa Deposits.

The Mining Licence allows the Company to construct the mine within 1.5 years and perform mining activities over two years within a 3.5 year time frame from date of grant. The Company expects that it will require an extension of the term and area of the mining licence as these time frames will be inadequate for construction and mining of the identified resource base. This process is now able to proceed with the grant of the Exploration Licence No 07/GP-BTNMT.

PSGC must pay a 3% net smelter return royalty to the Vietnamese government and pay a specified rental of approximately US$435 per hectare per annum for land used for plant, tailings storage facilities, etc. (Current local government investment promotion policies allow PSGC 11 years free of land rent). The joint venture profits are to be shared as follows: 15% for MINCO and 85% for the Company.

Details of the two parties to the joint venture are:

1.           MIEN TRUNG INDUSTRIAL COMPANY (MINCO)

Originally a provincial Government controlled company focused on exploration, mining, processing and minerals trading. Certificate of Operation: No 106994, dated 30 July 1993.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

On 9 December 2004, MINCO was equitised and renamed as the Quang Nam Mineral Industry Company (MINCO remains unchanged), Quang Nam PC’s Decision No 5078/QD-UB.

Apart from being a joint venture partner in PSGC, MINCO is also one of the Vietnamese partners that established Bong Mieu Gold Mining Co., Ltd. (BMGMC). Olympus holds 80% in BMGMC through its wholly owned Bong Mieu Holdings Ltd.

MINCO has certain pre-emptive rights to increase its shareholding in PSGC to 30% at fair market value after 5 years of continuous profitable production and then 50% after 20 years on the same terms.

2.           NEW VIETNAM MINING CORP (NVMC)

NVMC was incorporated in British Columbia, Canada on 25 January 1994, and registered in the British Virgin Islands on 3 June 1997. It was wholly owned by Indochina Goldfields Ltd (now Ivanhoe Mines Ltd).

On September 17 1998, NVMC was granted two exploration licenses (1953 and 1955 QD/DCKS) over Phuoc Son.

As part of Olympus’ acquisition of Ivanhoe’s Vietnam assets in 1997 the Phuoc Son Joint Venture was formed, with Olympus the project operator.

In June 2004, Olympus reached 100% ownership of New Vietnam Mining Corporation (NVMC) which, in turn, owns 85% interest in the Phuoc Son Gold Company Ltd (PSGC), a joint venture enterprise between NVMC and Mien Trung Industrial Company (MINCO).

Under current Vietnamese mining law and regulation, exploration licenses are required to gain approval of resources and reserves in order to get investment licenses, new mining licenses or amend existing licenses. The Company currently has mining licenses to cover the area being mined but a new exploration license is required if the Company wants to amend or add new mining licenses.

The Phuoc Son Exploration License (EL), reference number 67/GP-BTNMT, was granted by MoNRE on 10 January 2008, registration number 07DK/TD dated 18 January 2008 with the Department of Geology and Minerals of Vietnam. The new EL covers an area of 42 square kilometres of the Investment Licence area on the eastern side of the Giang River, (see Figure 3 - Phuoc Son Land Holdings), which is the boundary of the Song Thanh Natural Reserve (STNR). The licence is valid for 24 months extendable to 48 months.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

785000
795000
790000
1720000
1715000
1710000
N
Khe Cop
Khe Rin
Khe Do
Bai Buom
Vang Nhe
Suoi Cay
Tra Long
K7
Bo
Hoa Son
Bai Gio
Khe Ri
Nui Vang
North Deposit
Bai Chuoi
South Deposit
Bai Cu
South Deposit
ML Boundary
North Deposit
ML Boundary
0
6
Kilometres

LEGEND

NVMC
Original Exploration Licenses

PSGC 2355/GP Investment License

Exploration Licence No 07/GP-BTNMT
Boundary

Mining Licence No 116/GP-TNMT
Boundary

Modified after Olympus Pacific Minerals Inc.

OLYMPUS PACIFIC MINERALS INC.

PHUOC SON PROJECT

Quang Nam Province, Socialist Republic of Viet Nam

Land Holdings

Figure 3 - Phuoc Son Land Holdings

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Several of the prospects explored within the Investment Licence area, (Khe Rin, Khe Do, Round Hill and Khe Cop) lie on the western side of Giang River and within the area of the STNR. Currently, no significant exploration work is planned for these prospects.

Scheduled exploration activities focus on the prospects/deposits located to the east of the Giang River where all of the current resource inventory and exploration potential has been defined.

Exploration Licences: 1953 and 1955 QD/DCKS, first issued by the Ministry of Industry 17/9/1998
Exploration Licence Extension: No 2635/QD-DCKS and 2636/QD-DCKS dated 18/9/2000 issued by Ministry of Industry
Committee for Assessment of Mineral Reserves (CMRE) Approval: As per CMRE letter No 511/QD-HDDGTLKS dated 28/1/2003;
Exploration Report to Archive and Certificate dated 10/6/2003
Investment Licence No: 2355/GP granted by the Ministry of Planning & Investment on 20/10/2003.
E.I.A. Approval 1698/QD-BTNMT by Ministry of Natural Resource and Environment dated 19/11/2004.
Mining Licence No 116/GP-TNMT of 23/01/2006 granted by Ministry of Natural Resources and Environment (MoNRE)
Exploration Licence No: 07/GT-BTNMT granted by Ministry of Natural Resources and Environment (MoNRE) dated 10/01/2008

Table 7 - Licences & Approvals held by NVMC & PSGC

3.3           Mineral Tenure Regime in Vietnam

All mineral resources in Vietnam are owned by the state. The state body responsible for management of the mineral estate is the Ministry of Natural Resources and Environment. The Mineral Law of Vietnam, implemented in 1996, was modelled on Australian and Canadian mining legislation to provide a licence tenure system for mineral prospecting, exploration, mining and processing. The general terms applying to such gold tenements remain the same and are as described below:

• Prospecting Licence – Maximum area 500 square kilometres, first term one year, second term one year, nonexclusive, only reconnaissance prospecting permitted;

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

• Exploration Licence (Metals and Gemstone) – Maximum area 50 square kilometres. One company can hold/apply for up to five (5) licences, but the total area of all licences should not exceed two (2) times the defined maximum licence area (i.e. 100 square kilometres); after the first term of two years, the exploration licences can be renewed a further two (2) times but total renewal period should not exceed twenty-four (24) months. When the renewal period ends, and the licence holders have completed all proposed exploration work but not obtained data sufficient to support  mine design and making an investment decision, the exploration licences can be re-issued for a maximum of a further twenty-four (24) months over the same area.

• Mining Licence – Limited to area required for mining, processing and extension of orebody exploration, first term varies depending on the reserves used for mine design and the annual production specified in the Mining Licence Application. The licence can be renewed a number of times provided the total renewal period does not exceed twenty (20) years, exclusive; and

• Processing Licence – No specific area, required in order to purchase, import, process, sell and export mineral products. This can be renewed provided the total period does not exceed twenty (20) years.

For foreign investment projects, Mining Licences may only be issued concurrently or following the issue of an Investment Licence by the Ministry of Planning and Investment.

An Investment License establishes the holder as a legal entity with entitlement to conduct business, including exploration and feasibility studies. The issuance of Mining and/or Processing Licences also requires a land-lease agreement with the provincial authority in respect of land required for mining and/or the construction of a processing plant.

Recently, a new law for mining investment in Viet Nam has been introduced and new projects will require an Investment Certificate (IC). The rights granted under Investment licences continue.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

4.1           Access

Da Nang is the third largest city in Vietnam and is located approximately 90 kilometres to the east of the site. Daily flights from Ho Chi Minh City (formally Saigon) and Ha Noi to Da Nang provide access to central Vietnam. Da Nang has an international/domestic airport with regular scheduled flights from Singapore and other South East Asian cities.

A sealed two lane road links Da Nang and Kham Duc. The distance is approximately 140 kilometres and takes between 2 to 3 hours by car. From Kham Duc to site is 13 kilometres and a new road was completed in 2007, reducing the travelling time from Kham Duc to the Dak Sa Project to about 20 minutes.

The Ho Chi Minh Highway (Highway No. 14) from Da Nang to the Central Highlands passes within 8 kilometres of site and provides efficient access to the mine.

4.2           Physiography

Vietnam is located in South East Asia along the coastal portion of the Indochina peninsula. Bordering countries are China, Laos and Cambodia. The total area of Vietnam is 331,688 square kilometres. Approximately 75% of the land mass is forested. Arable land is primarily located within and adjacent to the coastal lowlands and occupies ±17% of the total area of Vietnam.

The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam. The terrain is moderately steep, generally 400 metres to 800 metres above sea level and is thickly covered with secondary growth vegetation and occasional large trees. The highest mountain in the general area is Ngoc Go Le Lang (1,886 metres).

Generally north-northwest trending hills are flanked by small, narrow, steep sided valleys. These contain streams that discharge into the Dak Sa, Dak Se, Dak My and Giang Rivers, which flow towards the sea in a general North-Northeast direction.

4.3           Climate

The Phuoc Son area is characterised by a monsoonal tropical climate with temperatures varying from 39 °C in the summer to 16 °C in the winter and a distinct wet season from October through November. Average annual rainfall is 3,041 mm (range 1,857 – 5,337 mm). Average humidity is 85-87% and average evaporation is 800 mm. Regional wind patterns are westerly with wind velocities of up to 25 metres/second.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Vietnam has a tropical climate in the south with two distinct seasons (wet season from May to October, dry season from November to mid-March). Climate in the north is monsoonal with four seasons a year. Humidity averages 84% throughout the year. Annual rainfall ranges from 1,200 to 3,500 millimetres, and annual temperatures vary between 5 ºC and 38 ºC.

4.4           Local Resources & Infrastructure

Da Nang has a population of around one million people. It is a busy sea port with deep water (11 metres) making it accessible to ships of up to 30,000 DWT. Customs and handling facilities for containers and deck cargo are available. The city is serviced by excellent medical facilities with experienced emergency and trauma staff. The Hoan My hospital has 120 doctors on its staff with 200 intensive care beds, fully equipped surgery facilities and a well stocked drug supply. The doctors are locally trained and often have international experience. International telecommunications offer high speed internet connection, international direct dialing and an evolved local network. Local electricity is generated from the Hoa Binh Hydropower plant, is transmitted at 220 kV while the local distribution is at 380/220 V at 50 Hz. Foreign Trade banks provide professional services linking international banking to Da Nang. Hotel availability of over 1,000 beds ranges from budget to 5-star accommodation.

Kham Duc is a district town with a population of approximately 5,000 people. The central post office provides a telecommunications service linking ISD and local call capability. The site will be linked to Kham Duc office via a fibre optic cable that will support a local network with speeds up to 1Gbps. At February 2008, two satellite phones exist on site, complemented by VOIP on computers. Regular telephone lines will be installed as the construction progresses. Kham Duc has a District hospital without patient facilities and limited trauma casualty facilities. Accommodation is available in hotels up to 3-star rating. A total of 120 beds are available. Electricity is provided from the Vietnamese National Grid supplying 1.6 MW at 22 kV.

The mine area is sparsely populated as the high relief does not favour farming activity. Population density is approximately 25 people per square kilometre.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

5.0    HISTORY

5.1           General

•	The first gold mining activities in the area are rumoured to have been during the French colonial period, but no written record of this is available.

•
The Vietnamese Geological Survey (DGMV) conducted regional mapping between 1976 and 1985 and compiled 1:200,000 & 1:500,000 scale maps. A more detailed (1:50,000 scale) mapping survey was completed in 1991, but did not include the Phuoc Son District.

•
Artisanal mining activities, dating from the early 1990s, peaked between 1995 and 1997, when several thousand artisanal miners were engaged in alluvial and hard-rock gold mining activities at Dak Sa, K7, Hoa Son, Vang Nhe, Khe Rin.

•
On 15 June 1995, a cooperation agreement between DGMV GSV Unit 501 and Indochina Goldfields Ltd was made to jointly review and explore for gold and associated metals in Phuoc Son region, Quang Nam - Da Nang Province.

•
A Regional Stream Sediment Geochemical Survey commenced on 28 July 1995 and was completed by 5 October 1995. A total of 507 stream sediment samples were collected from streams throughout the survey area at an average density of one sample per 5 square kilometres. At each site, a 5-8 kilogram sieved sample of - 20 mesh (0.8 mm) sediment was collected. Three (3) kilogram splits were then analyzed for gold, silver and copper at ALS using a 12-hour active Bulk Cyanide Leach (“BCL”) followed by solvent extraction. Minus 80 mesh (0.177 mm) sieved fractions were assayed for copper, lead, zinc and arsenic by AAS and tin by XRF.

•
Of the 507 stream sediment samples collected during the survey, 61 samples had a BCL gold assay value above 7 ppb, ranging up to a high of 592 ppb Au. Thirty-four of the >7 ppb Au values, (i.e. more than 50%), occur in the Dak Sa sector of the property. Individual sub-drainage systems with values >4 ppb Au form a contiguous area of about 240 square kilometres.

•	In 1997 and 1998, Olympus Pacific Minerals became involved in the project and took over management of the exploration and development programs.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

 6.0    GEOLOGICAL SETTING

6.1           Regional Geology & Structure

The Phuoc Son project is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ”). This is probably one of the most important structural controls of gold metallogeny in central Vietnam. The PSZ separates crystalline basement rocks of the Kontum Massif to the south, from predominantly Palaeozoic volcano-sedimentary rocks of the Truong Son Geosyncline to the North. The Kontum Massif is a large block forming part of the Indosinian median Massif. It is comprised of Archean granulites (Kannack Complex) and Lower Proterozoic metamorphics (Ngoc Linh Complex) and migmatitic plutons (Kham Duc Formation). The Kontum Massif is structurally complex and has been intruded by Paleozoic, Mesozoic and Cenozoic intrusives of diverse composition. The Truong Son Geosyncline comprises two marginal eugeosynclines (Song Ma to the NE and Tam Ky-Phuoc Son to the SW), which contain Mid Cambrian-Early Ordovician metavolcanics and metasediments, and a central miogeosyncline containing an Ordovician to Devonian volcanosedimentary sequence. See Figure 4 - Tectonic Map of Vietnam & Surrounding Areas and Figure 5 - Regional Geology Map, Quang Nam Province.

Orogeny of the Truong Son Geosyncline was accompanied by intrusion of Devonian gneissoid granites, followed by deposition of Devonian terrigenous and calcareous sediments.

The PSZ is thought to represent a collisional suture between the South China plate and the Indosinian plate, produced by southward subduction of the South China Plate during Late Proterozoic-Late Permian times. Along the PSZ, ophiolites and volcano-sedimentary rocks of the Avuong metamorphics appear to have been thrust southwards above crystalline basement rocks (Kham Duc Formation) along the northern margin of the Kontum Massif. In the Phuoc Son area, the whole thrust zone may have been back folded to form an overturned nappe. The PSZ may therefore reflect the presence of a major Paleozoic subduction zone, which extended hundreds of kilometres from Laos, through Central Vietnam and into the South China Sea.

Since its formation, the PSZ appears to have been a locus of faulting and intensive volcanism and intrusive activity. In the Phuoc Son project area, the PSZ swings from a westerly to a northwesterly trend at the point where it is intersected by a regional N-S fault set (Eastern Fault Zone).

The regional metamorphic foliation strikes N-S to NW, generally with a flat to moderate W to SW dip. Fold hinges tend to dip moderately to steeply towards the W and SE. Joints and fractures tend to belong to two groups, ESE and NE dipping. Fault/shear planes tend to dip moderately to steeply WSW. Quartz veins tend to dip at shallow to moderate angles to the

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

W, WNW and WSW. Boudinaged reef-style veins mainly plunge towards the W and S.

100°
104°
108°
20°
16°
12°
CHINA
HANOI
HAI PHONG
BURMA
LAOS
PHU BIA DEPOSITS (Pan Australian Resources)
Dong Trieu-Cam Pha
Song Da Suture
Red River
Socialist Republic Of VIETNAM
Truong Son
Ophiolite belts
Eastern Sea
0 50 250
Kilometres
SEPON DEPOSIT (Oxiana)
HUE
DANANG
TAM KY
Tam Ky-Phuoc Son
Tra Me
THAILAND
PHUOC SON PROJECT
PHUOC THANH
BONG MIEU
CAMBODIA
Gulf of Thailand
HO CHI MINH CITY
Legend:
Precambrian Craton
Granites
Significant faults (deep seated structures are named)
Ophiolite belts
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Tectonic Map of Vietnam and Surrounding Areas

Modified after Olympus Pacific Minerals Inc.

Figure 4 - Tectonic Map of Vietnam & Surrounding Areas

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Thua Thien-Hue Province
LAOS
LAOS
DANANG
HOI AN
Eastern Sea
Quang Nam Province
QUE SON
PHUOC SON PROJECT
BONG MIEU PROJECT
PHUOC SON
Phuoc Thanh
Kon Tum Province
Quang Ngai Province
Kilometres
0
5
25
N
EXPLANATION
1. STRATIFIED ROCK
Sand, silt, clay...
a: Sandstone b: Siltstone, olivine basalts..
Sandstone, siltstone, conglomerate...
Conglomerate, sandstone, siltstone, coal...
Conglomerate, sandstone, rhyolite dacite...
Sandstone, siltstone, shale
Sandstone, siltstone, shale
Sericite-schist, marble, sandstone, quartzite...
Quartz-biotite-schist, plagiocla-amphibole-schist
Quartz-biotite-plagiocla-schist
Quartz-biotite-schist
Gneiss, mica-schist
Amphibolite, plagiocla-amphibolite
Quartz-biotite-schist
Quartz-plagiocla-biotite-schist
Amphibolite, quartz-biotite-schist
Plagioclase-quartz-schist, amphibolite
Biotite-gneiss, biotite-silimanite-gneiss
Quartz-biotite-schist, amphibolite
Amphibole gneiss, biotite gneiss
2. INTRUSIVE ROCK
Mang Xim Complex:
Granite, grano-syenite
Ba Na Complex:
Biotite-granite, two-mica granite
Deo Ca Complex:
Granite, grano-syenite, biotite hornblende, syenite, aplite
Hai Van Complex:
Biotite-granite, pegmatite-granite, aplite-granite
Chu Van Complex:
Gabbro-norite, gabbro-pyroxenite, gabbro pegmatite, gabbro diabase
Que Son Complex:
Phase 3 : biotite granite
Phase 2 : granodiorite
Phase 1: gabbro-diorite, gabbro, diorite
Dai loc Complex:
Two-mica granite, biotite-granite, pegmatite-granite, aplite granite
Hiep Duc Complex:
Altered olivine harzburgite
An Son Complex:
Gabbro-amphibolite, gabbro-diabase
Chu Lai Complex:
Plagiogranite, migmatite, granite-gneiss, granite migmatite
Nam Nin Complex:
Biotite plagiogranite
3. OTHERS
a- Deep-seated fault
b- Unclassified fault
Anticline
Phuoc Son Gold Company Limited
2355/GP Investment Licence
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Vietnam
Regional Geology Map, Quang Nam Province
Modified after Olympus Pacific Minerals Inc.

Figure 5 - Regional Geology Map, Quang Nam Province

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

6.2           Property Geology

6.2.1                 General

This discussion of the general geology of the project area is based largely on Banks et al 2004 and Sullivan and Kociumbas 2004. Subsequent examination of particular aspects of the geology of the deposits and modifications to the detail of the geological models is described in more detail later in this document.

6.2.2                 Stratigraphy

The project area is dominated by probable Late Neoproterozoic to Cambrian aged, regionally metamorphosed (lower greenschist facies) shallow marine meta-sediments and intercalated meta-volcanics of the Nui Vu formation. This sequence is in high-angle reverse fault contact with Upper Proterozoic Kham Duc formation amphibolite facies metamorphics along the east and south-east sides of the property (Figure 6 - Phuoc Son Property Geology). Lithologies include; albite-actinolite schist, mica schist, phyllite, psammitic schist, metabasite, marble, quartzite and chert. The depositional environment is interpreted to have been a shallow marine marginal basin.

6.2.3                 Intrusives

Linear, Lower-Palaeozoic to Mesozoic, calc-alkaline magmatic belts trend broadly east-west across Quang Nam province, along the axis of the southern Truong Son Foldbelt (Figure 5 - Regional Geology Map, Quang Nam Province). A variety of post-tectonic granitoid complexes of upper Mesozoic age occur along deep-seated high angle faults.

Basic to Intermediate Intrusives

Small lenses, dykes and stocks of amphibolite, gabbro, diorite, quartz diorite, andesite and dacite porphyry occur throughout the licence area. Pre-metamorphic, syntectonic and post tectonic varieties are present as well as post mineral dacite porphyrydykes intersected in drill holes particularly at North Deposit (Bai Go).

Mesozonal Granitoid Plutons

Two coarse-grained granitoids occur in high terrain west and southwest of the project area.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

1720000
1715000
1710000
1705000
Khe Cop
Khe Rin
Vang Nhe
Suoi Cay
Khe Do
Tra Long
K7
Bo
EASTERN FAULT ZONE
Hoa Son
Bai Gio
Khe Ri
Nui Vang
Bai Chuoi
North Deposit
South Deposit
Bai Cu
TSF
PLANT SITE
To Kham Duc
Dak sa Bridge
N
Legend
Avuong formation
PZ-av
Actinonite-albite-chlorite schist
Kham Duc formation
PRkd
Quartz-sericite-chlorite schist
Hiep Duc Complex
Talc-serpentinite green schist and meta gabbro
Que Son Complex
Granite-diorite, diorite
Granite, granodiorite
Deo Ca Complex
Granosyenite, syenite
Andesite, altered (propylitic) andesite
Exploration target (fault/shear/quartz vein zone)
Fault/shear
Current resource boundary
NVMC Original exploration licenses
PSGC's 2355/GP Investment License
Curren Exploration License
0
6
Kilometres
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Property Geology

Figure 6 - Phuoc Son Property Geology

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Epizonal Granitoids

Small-scale (less than 1 square kilometre) stocks of medium-grained granite to monzogranite and related dykes occur within the tenement near Khe Rin, Round Hill, K7 and Bo prospects (Figure 6 - Phuoc Son Property Geology), outcrop poorly within the intense saprolitic weathering profile at Phuoc Son.

Hiep Duc Ultramafics

Shear-bounded serpentinite, talc serpentite, greenschist and metagabbro lenses occur within the Nui Vu sequence, more or less parallel with the foliation of the Nui Vu formation schistose meta-sediments and meta-volcanics, particularly in the Dak Sa valley. These are regarded as allocthonous thrust wedges, of probable Silurian age.

6.2.4                 Structure

1.	Principal Faults

Shear zones, common along contacts between competent and ductile units, are often the focus of mineralisation at Phuoc Son.

The Poco River Fault Zone (PFZ)

A regional, 30 kilometres deep (Pham et al, 1995) NNE-SSW trending reverse-dextral fault system extends for over 100 kilometres. The fault juxtaposes Late Proterozoic and Paleozoic metamorphics and is inferred to represent rifting along the western side of the Kontum block.

Cong Plong Fault Zone (CPFZ)

This 2 kilometre wide, SW dipping, 35 - 40 kilometres deep (Cau, 1991) regional fault is prominent in satellite imagery. At Kham Duc, olivine basalt flows of late Tertiary-early Quaternary age have flowed from this structure. Indosinian-age dextral strike slip fault movement is inferred to have been reversed to sinistral reactivation during the post-Mesozoic Himalayan Orogeny.

Dak Sa Fault Zone (DSFZ)

At Dak Sa, a low-angle NW dipping thrust fault zone extends through the Dak Sa Prospect for over 4 kilometres and is host to two significant gold deposits, comprising quartz veins and hydraulic quartz-sulfide breccias, at South Deposit (Bai Dat) and Bai Go prospects.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The fault appears to be developed principally along sheared, N-S striking, westerly dipping contacts between altered ultramafic rocks (dunite, serpentinite, talc-carbonate schists) and quartz-mica schist country rocks. Geological mapping at Bai Go, South Deposit (Bai Dat) and Bai Chuoi (WNW of the large ultramafic complex) suggests that to the south, the fault plane dips quite steeply (45°) to the west, but flattens to the north (30° at Bai Cu, 20° at South Deposit (Bai Dat)). Wallrock ultramafics are strongly fractured, foliated, and talc-carbonate altered.

2.	Folding

Within the project area northerly plunging, open, isoclinal folds predominate, but fault/shearing of fold axes may be common. Interpreted saddle reef quartz veins are locally developed (e.g. at Bai Gio).

Deformation contrasts are marked between different lithologies; competent units are often only slightly folded, whilst ductile units may be tightly folded. Several phases of deformation are recognized and are discussed in more detail in Section 7 “Deposit Types”.

6.2.5                 Geotectonics

Suturing and accretion of Late-Proterozoic to Cambro-Ordovician miogeosynclinal marginal basins occurred from the late Pre-Cambrian to Triassic. Ophiolites along the southern boundary of the Truong Son Foldbelt are interpreted to be remnants of Early Palaeozoic lower lithosphere (possibly Silurian age), marking the position of an early Palaeozoic NE-dipping subduction zone, (Tran et al, 1997).These ophiolites are faulted within lower greenschist facies shallow marine sediments and basic volcanics of probable Late Neoproterozoic to Cambrian age.

Compressional regime, dextral NW-SE trending wrench faulting of the Truong Son Foldbelt occurred during late Palaeozoic-Early Mesozoic Indosinian Orogeny (Lepvrier et al, 1997). These faults and the older sutures were later reactivated during the Burma/Eurasia and India/Eurasia collision events and subjected to tensional tectonic regimes in the Triassic-Jurassic, Cretaceous and early Quaternary (Himalayan Orogeny), producing new faults during deformation in response to the Burma-Eurasia and India-Eurasia collisions. The Indosinial geoblock (including the Kon Tum massif and Truong Son Foldbelt) is thought to have rotated 29° clockwise since the mid-Cretaceous (Hutchison, 1989). At Phuoc Son this has resulted in NW-SE trending sinistral wrench faulting, NE-SW dextral wrench faults, and E-W normal faults; all in addition to older Indosinian and Lower Paleozoic thrusts and reverse faults consequent upon subduction tectonics in that era.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

In the Phuoc Son area, the Phuoc Son – Tam Ky suture and the whole Truong Son Foldbelt is bounded by large NW-SE trending wrench faults and flexed to the northwest, where it continues northwesterly for more than 200 kilometres across the Vietnam/Laos border.

6.2.6                 Metamorphism

The most significant Phanerozoic regional metamorphic event began in the Silurian and reached a peak in the Permo-Triassic (Indosinian) Orogeny.

Metamorphism of the Nui Vu formation is mainly of low to moderate greenschist facies. Psammitic units comprise fine-grained aggregates of: albite-actinolite, metabasites; chlorite-albite-actinolite-epidote, whilst pelitic units comprise mainly sericite-biotite-albite.

Although regional metamorphism does not appear to have reached the almandine isograd, pale pink garnet occurs within thermal aureole skarn and hornfels zones adjacent to post-tectonic granitoid intrusives.

Schistosity is developed within micaceous pelitic lithologies and talc serpentinites, but psammites, metabasites, marbles and quartzites commonly show little or no schistosity.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

7.0    DEPOSIT TYPES

Olympus Pacific Minerals is exploring the Phuoc Son project area for hard rock gold deposits. There is extensive small scale artisanal gold mining activity within the Phuoc Son district, some of which is within the Olympus’ Investment Licence.

The current exploration and development programs have delineated two gold deposits and identified a major mineralized structure associated with the Dak Sa Shear Zone. The planned programs aim to characterize the mineral potential of the Dak Sa Shear Zone and the numerous other gold occurrences within the Investment Licence for modern commercial scale mining.

Previous work had identified two distinctly different deposit types:

(i)	Shear and brittle fracture hosted, mesothermal, quartz-sulphide-gold-silver veins, and

(ii)	Pluton-associated, gold-skarn and skarn related deposits.

These conceptual models have been modified with subsequent work. Banks et al 2004 now consider that the widespread hydrothermal gold and base metal sulfide mineralisation is related to the emplacement of high-level acid-intermediate intrusives.

Significant gold grades over potentially mineable widths have been returned from surface sampling and diamond drilling at numerous showings, most notably at South Deposit (Bai Dat), North Deposit (Bai Go), Bai Gio, Khe Rin, Khe Do, and Tra Long.

Four distinctly different styles of mineralisation have now been recognised, as follows;

•	Low Temperature Au-Ag-Pb-Zn mineralization hosted in mesothermal hydraulically fractured and brecciated quartz Veins associated with the Dak Sa Shear,

•	High Temperature Au-Ag-Te-Bi associated with granitic dykes,

•	Au-Ag-Cu-Mo Skarns associated with epizonal hydrothermally altered monzogranite stocks and seyenite dykes,

•	Intrusive-hosted gold mineralisation has been located within the apical zone and wall rocks of small granite stocks.

More detailed discussion of the deposit types and mineralization is given in Sections 8 and 9 of this report.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

8.0    MINERALIZATION

8.1           General

Exploration of the Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high-level acid-intermediate intrusives. Two gold deposits have been defined to date at North Deposit (Bai Go) and South Deposit (Bai Dat).

Numerous gold and polymetallic prospects with economic potential have been delineated within the property by surface geochemical sampling, geological mapping and diamond core drilling.

Four distinctive styles of mineralization are now recognized. (Banks et al, 2004). These styles can be subdivided as follows.

8.2           Low Temperature Au-Ag-Pb-Zn+/- Cu

At the southern end of the property (Dak Sa sector), the South Deposit (Bai Dat) and North Deposit (Bai Go) deposits (approximately 1 kilometre apart) comprise structurally controlled, mineralogically similar (Au-Ag-galena-sphalerite-pyrite-pyrrhotite±chalcopyrite) mineralisation zones, within mesothermal quartz veins and hydraulic vein breccias (Figure 7 - Dak Sa Mine Area: Drillhole Location Plan), formed in dilational zones within a pre-existing low-angle shear structure that has been traced for around 2.5 kilometres in a north to north-west direction. The sulfides are locally massive, but are more commonly confined to irregular brittle fractures in quartz and as disseminations and in schist foliae within vein wall and country rocks.

Although the Bai Dat/Bai Go-style of mineralisation has not yet been directly linked to a particular intrusive, trace element data (e.g. anomalous tellurium) is consistent with these deposits having been formed by distal deposition from metal-rich fluids of intrusive origin.

8.2.1                 South Deposit (Bai Dat)

At South Deposit (Bai Dat) exploration has delineated one main mineralized quartz vein, with subsidiary veining in the hanging and footwall rocks.

The vein comprises a tabular body of quartz vein and brecciated quartz with a down dip length of around 410 metres. The vein zone with strong gold mineralization has been traced for 200 metres along strike and an average thickness of 2.7 metres. Thickness ranges from less than 0.2 metres to 9.0 metres. (See Figure 8 - South Deposit: Geology & Drillhole Location Plan and Figure 9 - South Deposit: Representative Cross-Section).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The veins lie at, or close beneath, the contact of a thick marble unit and between this and an underlying phyllite/schist sequence. The vein is thought to be developed within a thrust fault plane near the axis of the NW trending Bai Dat Anticline. The vein, which strikes NNE, dips at an average 21° WNW and lies about 120 metres above the upper contact of a large ultramafic body. The mineralization varies from fractured and hydraulically brecciated quartz containing fracture-controlled/matrix sulphides, to massive sulphides containing milled quartz fragments. The mineralization composition mainly comprises pyrite, pyrrhotite, galena, sphalerite, and native gold.

The total sulphide percentage in the mineralization varies from <1% to more than 60%.

8.2.2                 North Deposit (Bai Go)

The Bai Go Au-Ag-Pb-Zn mineralization is generally developed within thick zones of massive silicification/ quartz vein. Mineralisation is primarily (brittle) fracture controlled in quartz, but locally extends into fractured silicified schist wallrocks (e.g. in DSDH-61). Drilling has delineated a stacked series of medium to high grade gold mineralized zones, two of which have been modeled for resource estimation and preliminary mine planning. Gold grade correlates closely with sulphide assemblages containing galena and pyrite. Pyrrhotite-rich zones may carry very low or no gold, although there are several examples where high grade gold occurs in basemetal sulfide poor areas within silicified hanging wall schists and amphibolite bodies.

The current ore body has dimensions up to 600 metres down dip, and over 1,000 metres along strike and varies from less than 1 metre to 18.55 metres thick. Recent exploration drilling on 100 metre centres extends the mineralisation to the north-west. Mineralisation is open down dip to the south-east and along strike to the north-west

A geology plan, cross-sections and a long-section are shown in Figure 10 - North Deposit Geology & Drillhole Plan to Figure 15 - North Deposit: NW-SE Long-Section.

8.2.3                 Other Prospects

There are a number of other areas that have been partially drill tested within the Dak Sa Shear that have similar mineralization characteristics to South Deposit (Bai Dat) and North Deposit (Bai Go). The more significant of these include; Bai Chuoi that lies between South Deposit (Bai Dat) and Bai Go (Figure 7 - Dak Sa Mine Area: Drillhole Location Plan), Bai Cu to the south of South Deposit (Bai Dat).

8.3       High temperature Au-Ag-Te-Bi

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

In the northern sector of the Phuoc Son project area (at the Khe Rin and Khe Do); gold mineralization occurs in a significantly higher temperature environment than at Dak Sa.  At the Khe Do prospect, Au-Ag-Te-Bi mineralization associated with semi-massive pyrrhotite has been drill intersected directly beneath a fractured, but unmineralized marble unit. In one drillhole (KRDH23), brecciated quartz with pyrrhotite mineralization, assaying up to 33.7 grams/tonne Au, is in contact with a fine grained granitic dyke. Since the gold bearing marble footwall shear zones contain abundant tellurides, bismuth and some scheelite, whilst the granite contains abundant disseminated pyrrhotite, a genetic connection with magmatic fluids associated with granitic intrusion is inferred.

8.4	Au-Ag-Cu-Mo Skarn

At the Khe Rin prospect, clinopyroxene skarn and epidotised retrograde skarn occur, which host erratic bonanza grades of high fineness gold. The skarns are located within 300 metres of an epizonal monzogranitic stock of about 0.6 square kilometres in the area. The gold mineralization is often intergrown with molybdenite, but is not associated with high bismuth assays or tellurium (as at Khe Do). The skarn zones, which occur near the base of a metabasite unit, replace thin carbonate horizons and are often proximally associated with altered monzogranite to syenite dykes.

8.5	Intrusive Hosted Gold

Gold mineralization within the apical zone and wallrocks of a small epizonal granitic stock (Round Hill) is inferred from soil and rock geochemistry 2 kilometres SW of the Khe Rin skarn mineralization and 1.8 kilometres WSW of the Khe Do high temperature Au-Ag-Te-Bi mineralization. Deeply weathered, but silicified and veined, surface rocks assay up to 23 grams/tonne Au. Other areas of quartz veined and silicified granitoid intrusives are known within the central sector at Phuoc Son (K7-Bo prospects). Quartz stockwork veined granite float occurs within gold-in-soil anomalies and suggests potential for future discovery of intrusive hosted gold.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Bai Gio
North Deposit Expansion
Nui Vang
LEGEND
Talc-serpentinite, green schist and meta gabbro
Marble
Amphibolite
Undifferentiated schist
Granite-diorite, diorite
Current resource boundary
Previous 1999-2006 hole
2007 completed hole
Hole in progress
2008 planned hole
North Deposit
4.73/0.92m
10.00/1.00m
DSDH101
DSDH140
8.20/1.50m
4.06/1.50m
DSDH114
Bai Chuoi
4.95/1.22m
Plant site
TSF
0
100
350
Metres
South Deposit
0.20/4.35m
1.52/5.68m incl. 10.06/1.60m
Bai Cu
1.23/0.55m
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Dak Sa Mine Area
Drill Hole Location Plan
Modified after Olympus Pacific Minerals Inc.

Figure 7 - Dak Sa Mine Area: Drillhole Location Plan

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

9.0    EXPLORATION

9.1           General

Olympus became directly involved in Phuoc Son in 1998 and has pursued programs of staged exploration (through NVMC) from that time. This work has resulted in the delineation of two significant gold deposits at South Deposit (Bai Dat) and North Deposit (Bai Go).

Targeted portions of the Property have had programs of geological mapping, bedrock, float and channel sampling, soil geochemical sampling, petrological and mineragraphic studies, geophysical surveys, remote sensing studies, detailed structural analysis, deposit modeling and reconnaissance and resource diamond drilling.

9.2           Exploration 1998 to 31 December 2003

9.2.1               Staged Programs of Work

•
Stage 1 (October 1998 to March 1999):  Reconnaissance surveying of the then 100 km2 licence area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa Shear Zone);

•
Stage 2 (April 1999 to December 1999):  Continuation of detailed exploration over the southern end of the Dak Sa Shear Zone (including mapping/sampling and diamond drilling six holes (DSDH 1-6) at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the licence area;

•
Stage 3 (January 2000 to June 2000): Grid soil sampling in the Dak Sa & K7 Shear Zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear Zone (DSDH 7 – 35);

•
Stage 4 (July 2000 to December 2000): Detailed geological mapping, 9 km2 soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go (DSDH 36 – 51 and 61);

•
Stage 5 (January 2001 to December 2001): Continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•
Stage 6 (January 2002 to December 2002): Scout Drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 Prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•
Stage 7 (January 2003 to 31 December 2003): In-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of Mineral Resource estimates for the South Deposit (Bai Dat) and Bai Go deposits; continuation of the scoping studies.  At the time of the WGM site visit a diamond drilling program was underway in the sector between the South Deposit (Bai Dat) and Bai Go deposits and soil geochemical surveys were being conducted elsewhere on the Property.

9.2.2                 Results of Exploration to 31 December, 2003

By 31 December 2003 Olympus had discovered and/or explored 23 important prospective areas of mineralization within the Property. The most significant of these were the Bai Dat, Bai Go, Khe Rin and Nui Vang prospects.

The results from these prospects to 31 December 2003 have been described in detail in Sullivan and Kociumbas, 2004, and Murfitt, 2003 along with results from other exploration projects.

•	South Deposit (Bai Dat)

Bai Dat is located at the south end of the Dak Sa Shear Zone.

Exploration to 31 December 2003 had delineated one main mineralized quartz vein, with subsidiary veining within the hanging wall rocks and minor veining in the footwall. A summary of the results of this exploration work and findings is presented in Section 9.3.2 which updates activities to 31 January 2008.

Significant drill intercepts from pre 31 December 2003 exploration holes are listed in Table 8 – South Deposit (Bai Dat) - Selected Mineralised Drillhole Intercepts.

•	North Deposit (Bai Go)

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Details of exploration results and significant drill intersections are presented in Section 9.3.2 which updates activities to 31 January 2008.

Drill results including those drilled prior to 31 December 2003 are presented in Table 9 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections.

•	Khe Rin

The Khe Rin prospect lies some 7 kilometres NW of Bai Dat and Bai Go. (Figure 18 - Khe Rin Geology & Drillhole Layout Plan). Details of exploration results including the pre 31 December 2003 work is detailed in section 1.3.2. Selected drill results for all drilling to date at Table 12 - Khe Rin - Selected Mineralised Drillhole Intersections in Section 9.3.2.

•	Other Prospects

Up until 31 December 2003 Olympus had discovered and/or explored 19 other prospects in addition those detailed above. Most of these discoveries resulted from follow up on artisanal mining activities. A summary of these prospects is tabulated in Table 13 - Other Phuoc Son Property Prospects as at 31 January 2008 and run roughly from south to north as shown on Figure 6 - Phuoc Son Property Geology and include updates of work completed after 31 December 2003.

9.3	Exploration 1 January 2004 to 31 January 2008

Olympus has continued their staged exploration programs over the Dak Sa mine area and on the eastern side of the Giang River. Little work has been carried out on the Khe Cop, Khe Rin and Khe Do prospects as these lie to the west of the Giang River within the Song Thanh Nature Reserve.

9.3.1	Staged Programs of Work

•
Stage 8 (January 2004 to August 31 2007): The majority of exploration work was focused on the Dak Sa Mine area due to the delay in the grant of the exploration license. Some 118 diamond holes for 24,613.58 metres were drilled during the period at South Deposit (Bai Dat), North Deposit (Bai Go) & North Extension, Bai Cu, Bai Chuoi, Bai Gio, Nui Vang and TSF (Quartz Creek) prospects. A further 15 diamond drill holes totaling 2,101.41 metres were drilled at the K7, Khe Rin and Round Hill prospects.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•
Stage 9 (September 2007 to 31 January 2008): Current exploration activity has involved step-out drilling on the northern extensions of North Deposit (Bai Go) and infill drilling at Bai Go and Bai Dat to improve the confidence levels on the resources here. In addition, 3 metallurgical holes have been completed at the North Deposit (Bai Go). Limited exploration activities are being conducted on the Property’s other prospects (Tra Long, Suoi Cay, etc) in preparation for more extensive evaluation in early 2008.

9.3.2                 Results of Exploration 1 January 2004 to 31 January 2008

Since 1 January 2004 work has focused on South Deposit (Bai Dat) and North Deposit (Bai Go) and its extensions to the north as well as more recent recognition of the potential at Tra Long and Suoi Cay.

The ongoing exploration in the Dak Sa area (which hosts the Bai Dat (South) and Bai Go (North) deposits of the Phuoc Son property has extended the north extent of mineralization into the Hoa Son area. Thus the K7 shear zone appears to represents the northern extension of the Dak Sa deformation zone. This extension area is known to host encouraging mineralization and alteration at Hoa Son, K7 and Vang Nhe. The Dak Sa – K7 corridor will be prioritised for exploration in the coming year along with the Tra Long – Suoi Cay trend.

Following are descriptions that summarise and update exploration results from those to 31 December 2003 of the more advanced and significant prospects and Table 13 - Other Phuoc Son Property Prospects as at 31 January 2008 that provides brief descriptions of the key elements of the others.

•	Bai Dat Deposit (South Deposit)

The Bai Dat deposit (South Deposit) is located at the southern end of the Dak Sa zone just north of the Bai Cu prospect (Figure 6 - Phuoc Son Property Geology). The quartz veins do not crop out as they are obscured by colluvium and debris from artisanal mining activity. Olympus sampling of vein material present in rock stockpiles derived from artisanal shafts, however, confirmed gold grades similar to those intersected in drillholes.

Structural mapping and interpretation of Bai Dat area has revealed that the main vein is located just west of a NW-plunging D2 anti-formal hinge (Lewis 2001) (D3 Alexander 2006).

Exploration to date has delineated one main mineralized quartz vein, with subsidiary veining within the hanging wall rocks and minor veining in the

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

footwall. The NNE striking, NNW plunging vein forms a tabular body of quartz and vein breccia, emplaced at or close to and beneath a contact between a thick marble unit and an underlying phyllite/schist sequence. The vein is thought to be developed within the dilatant zones that resulted from the NNE thrusting along the marble – phyllite/schist contact (perpendicular to the D2 antiformal hinge).

The vein dips at an average 21° to the NW and varies in thickness from 1 metre to more than 10 metres. It lies about 120 metres above the upper contact of a large ultramafic body. The mineralization varies from fractured and hydraulically brecciated quartz containing fracture-controlled/matrix sulphides, to massive sulphides containing milled quartz fragments. It is comprised of pyrite, pyrrhotite, galena, sphalerite, and native gold. The total sulfides range from <1% to more than 60%. Evidence of significant post-mineralization faulting has been recorded from drill core, underground workings and air photo and satellite imagery; although no major offsets have been observed between drillholes within the ore zone and at the ore zone margins.

Diamond drilling to 31 January 2008 totals 12,078.64 metres of HQ, NTW, NQ and BTW diamond drilling, in 79 drillholes (excluding 3 sterilization holes drilled at the Plant Site – DSDH053-055 for 135.52 metres in total).

The South Deposit (Bai Dat) mineralization remains open down-dip to the NW and the potential for of finding similar structurally controlled ore shoot(s) down dip and along strike is significant. Figure 8 - South Deposit: Geology & Drillhole Location Plan and Figure 9 - South Deposit: Representative Cross-Section show the current drilling plan and a representative cross section of South Deposit (Bai Dat).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

N
NW
SE
South Deposit
Plant site
Bai Cu
1708400
1708000
792400
792800
Legend
Actinolite-albite-chlorite schist
Talc-serpentinite, green schist and meta-gabbro
Marble
Granite-diorite, diorite
Current Resource Outline
Fault
Anticline (D2)
Plant site
Previous 1999 to 2006 holes
2008 planned stepout hole
2007-2008 Hole completed
Mining Licence boundary
Adit/drive portal
Cross section line
0
300
Metres
Modified after Olympus Pacific Minerals Inc.
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
South Deposit Geology and DrillHole Location Plan

Figure 8 - South Deposit: Geology & Drillhole Location Plan

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

NW
SE
DSDH241
DSDH226
DSDH128
DSDH031
DSDH018
DSDH017
DSDH016
DSDH121
DSDH013
DSDH052
DSDH009
DSDH135
DSDH111
Bai Dat Upper Breccia
18.56 / 2.29m
21.80 / 4.60m
32.00 / 4.85m
45.09 / 5.26m
35.00 / 9.00m
11.12 / 8.00m
6.83 / 10.00m
30.56 / 2.90m
24.75 / 3.05m
6.13 / 3.00m
17.90 / 0.45m
0.66 / 1.87m
1.45 / 3.92m
0
50
100
150
200
250
300
350
400
Meters
Legend
Sediments
Altered ultramafic
Marble
Breccia
Sulphide-quartz vein
Mineralization/ore envelope
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
South Deposit Representative Cross Section
(Looking Northeast)
Modified after Olympus Pacific Minerals Inc.

Figure 9 - South Deposit: Representative Cross-Section

Selected representative mineralized intercepts from this drilling are shown in Table 8 – South Deposit (Bai Dat) - Selected Mineralised Drillhole Intercepts.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH001	108.00	110.40	2.40	28.22	82.75	9.26	5.30
DSDH003	103.00	107.35	4.35	14.18	0.39	0.01	0.01
DSDH008	73.30	75.50	2.20	4.39	6.18	0.25	0.13
DSDH009	79.50	82.80	3.30	45.77	12.14	0.22	0.30
DSDH011	98.00	101.40	3.40	26.42	26.74	0.85	0.19
DSDH012	92.00	94.00	2.00	6.27	11.50	1.66	0.96
DSDH013	102.10	110.00	7.90	35.00	23.97	1.69	1.30
DSDH014	82.00	91.00	9.00	15.44	43.67	2.69	1.90
DSDH016	121.78	126.45	4.67	13.34	8.15	0.62	1.50
DSDH017	140.85	143.75	2.90	30.56	14.45	0.01	0.01
DSDH018	168.85	171.90	3.05	24.75	48.20	1.04	0.36
DSDH020	103.60	104.60	1.00	14.70	1.00	0.01	0.00
DSDH021	130.50	134.20	3.70	45.81	16.92	1.26	1.72
DSDH029	158.00	160.20	2.20	11.77	4.61	0.10	0.02
and	168.35	171.00	2.65	5.96	0.00	0.01	0.06
DSDH031	193.55	195.00	1.45	11.65	14.24	1.09	0.29
DSDH032	167.00	172.00	5.00	13.88	9.60	0.91	0.53
DSDH039	105.25	107.20	1.95	37.60	60.69	5.77	6.06
DSDH051	87.00	88.00	1.00	61.70	239.00	12.96	11.87
DSDH052	93.74	99.00	5.26	45.10	73.58	3.35	4.00
DSDH059	101.05	102.11	1.06	10.64	3.00	0.14	0.23
DSDH060	102.60	105.56	2.96	19.95	10.06	0.34	0.24
DSDH090	125.20	127.66	2.46	21.20	25.46	0.75	0.41
DSDH091	160.06	162.76	2.70	6.94	74.33	4.67	3.16
DSDH092	168.06	169.30	1.24	2.85	2.45	0.10	0.09
DSDH097	101.90	102.20	0.30	17.79	32.80	1.61	5.87
DSDH098	101.65	104.69	3.04	61.25	86.59	4.60	9.30
DSDH099	132.30	136.10	3.80	14.42	19.48	2.28	1.23
DSDH100	123.81	127.70	3.89	21.64	19.46	2.27	1.42
DSDH104	189.00	190.70	1.70	2.77	0.00	0.01	0.01
DSDH111	76.00	80.60	4.60	21.60	27.09	2.10	6.52
DSDH121	109.50	114.70	5.20	8.85	8.56	0.96	0.15
DSDH122	98.00	106.00	8.00	11.13	39.26	4.30	2.83
DSDH124	163.65	166.65	3.00	4.89	2.79	0.18	0.23
DSDH125	207.20	207.40	0.20	4.06	27.30	2.32	2.93
DSDH126	168.35	171.40	3.05	39.28	16.46	1.13	1.42
DSDH127	220.50	223.20	2.70	38.64	13.14	0.61	10.27
DSDH128	218.85	219.30	0.45	17.90	7.50	0.32	1.38
DSDH129	183.00	185.50	2.50	5.07	4.61	0.38	0.11
DSDH133	51.50	52.50	1.00	15.69	9.40	0.17	0.14
DSDH135	57.36	59.65	2.29	18.56	134.23	14.07	5.59

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH136	24.34	25.77	1.43	4.26	69.18	8.86	2.00
DSDH139	277.80	279.00	1.20	1.81	0.70	0.02	0.01
DSDH160	84.75	86.52	1.77	13.53	6.61	0.54	1.21
DSDH167	64.80	65.00	0.20	51.55	50.20	3.89	2.56
DSDH191	96.52	102.65	6.13	17.82	5.10	0.55	1.82
DSDH226	246.40	247.27	0.87	1.23	0.00	0.02	0.03
DSDH227	224.55	226.40	1.85	7.66	26.04	0.56	0.02
including	225.75	226.40	0.65	20.35	74.10	1.56	0.02
DSDH230	259.80	261.80	2.00	13.87	5.52	0.099	0.295
including	260.55	261.15	0.60	31.75	10.10	0.14	0.86
DSDH233	234.42	244.00	9.58	5.45	2.10	0.20	0.10
including	238.00	240.00	2.00	9.99	8.10	1.10	0.49
and	240.90	244.00	3.10	8.14	0.63	0.04	0.00
DSDH236	175.3	175.80	0.50	1.43	0.00	0.00	0.00
DSDH241	266.00	268.40	2.40	2.06	0.00	0.00	0.00
DSDH244	13.70	16.00	2.30	2.14	1.00	0.04	0.22
DSDH247	240.50	248.00	7.50	5.10	1.30	0.02	0.00
including	242.70	245.00	2.30	11.78	3.10	0.04	0.02

Table 8 – South Deposit (Bai Dat) - Selected Mineralised Drillhole Intercepts

•	Bai Go (North Deposit including The Northern Extensions)

North Deposit (Bai Go) lies around 1,000 metres north of the Bai Dat Deposit on the Dak Sa Shear Zone. Structural mapping of the Bai Go area was conducted in July 2001. Results revealed the presence of a slight fold flexure trending NW-SE through this area. A number of tight folds (D3) trending NE-SW are present within the schist and ultramafic sequence above the North Deposit quartz vein(s), while below the vein a metabasic unit appears to be gently wrapped into a small synform. This, coupled with the quartz vein geometry suggests that considerable movement has occurred along the upper section of the Bai Go quartz vein.

Intensive exploration commenced at Bai Go in the first half of 2000 when the third drill hole (DSDH024) intersected high grade gold and base-metal mineralization within the deposit’s vein system immediately down-dip from outcrop where channel sampling had returned 1.96 g/t Au, 2.88% Pb, 1.84% Zn over 1.2 metres.

Exploration drilling at Bai Go was initially conducted in a series of easterly inclined holes designed to intersect quartz veins beneath an ultramafic unit 30

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

metres to 50 metres down-dip from the artisanal mine workings that extend along the outcrop.

After intersecting the strong sulphide mineralization in DSDH024, three further holes (DSDH026, 028 and 040) were drilled on nominal 25 metres centres as a westerly trending fence from DSDH024. During the second half of 2000, a further nine drillholes (DSDH041–043, 045, 047-050 & 061) were completed for a full year total of 2,416.40 metres in 16 holes.

During 2001, 3,534.22 metres of HQ diamond coring were completed in 19 drill holes (DSDH062 – 070, 074-081 and 089; DSDH-088) extending the mineralization to the north.

Drilling in 2003 comprised 843.37 metres in 5 drillholes (DSDH093-096 and 107), while 2004 totaled 347.65 metres in 1 drillhole (DSDH113). In 2005 a further 1,238.11 metres of drilling occurred with 8 holes (DSDH130, 132, 137, 138, 144, 146 and 147 in the North Deposit area, and DSDH131 in the North Extension area).

 In 2006 drilling intensified with 7,963.86 metres completed in 39 holes (DSDH148-152, 154-157, 159, 161, 163, 165, 166, 169, 171-174, 177-179, 181, 183, 184, 186, 188, 193, 196, 199, 203-207 in the North Deposit area, DSDH153, 158, 162 and 164 in the North Extension area) and has continued through 2007 and early 2008, with a further 10,533.46 metres in 31 holes to 31 January 2007 (DSDH208-246 in the North Deposit including the extended areas to the north-west).

Total drilling for the North Deposit and extensions, stands at 26,877.07 metres in 119 drill holes covering an area of approximately 1000 metres x 380 metres.

The North Deposit mineralization is associated with a veining and alteration system developed in a meta-sediment sequence/package which underlies the Bai Go ultramafic-mafic body and overlies the Dak Sa Main Ultramafic Unit. The whole package has been intersected by several drill holes in the North Extension area ranging between 30 metres and 140 metres in apparent thickness. The altered, veined and mineralized system comprises the Bai Go quartz vein underlying the Bai Go ultramafic body.

Overall, the Bai Go quartz vein system is a very significant structure, which has to date been intersected with true widths of up to 32 m (in DSDH050). This vein splays into upper and lower veins (BGUQ and BGLQ respectively). The BGUQ vein extends from outcrop in the Bai Go artisanal mining area on an

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

easterly facing scarp, through the central axis and continues down-dip beyond the current drilling limits to the west. The BGLQ vein does not appear to outcrop. Throughout the North Deposit area these veins exhibit pinching and swelling characteristics. It appears that the thicknesses of these veins are controlled by the meta-sediment package/sequence width, and the specific location within the structure.

Drilling data interpretation indicates that the quartz veins have been slightly displaced by the post mineral dacite porphyry dikes that intrude the sequence and cross cut the veins in the central portion of the North Deposit.

The North Deposit Au-Ag-Pb-Zn mineralization is primarily brittle-fracture controlled within the quartz veins, but locally extends into fractured silicified schist wallrocks. Drilling has delineated some high-grade zones. Gold grade correlates closely with sulphide assemblages containing galena and pyrite. Pyrrhotite-rich zones may carry very low or no gold.

The ongoing 2006-2007 drilling at the North Deposit has returned results extending the strike length and continuity to more than 1000 metres and has confirmed that the deposit remains open to the west, northwest and south.

The current drilling programs at the North Deposit comprise infill drilling to upgrade the delineated inferred resources to indicated status and step-out drilling to increase the level of confidence in the North Extension mineralization and bring this resource potential to inferred status.

Figure 10 - North Deposit Geology & Drillhole Plan is a drilling plan and Figure 11 - North Deposit: Southern Cross-Section, Figure 12 - North Deposit: Northern Cross-Section, Figure 13 - North Deposit: Southern Cross-Section C-C and Figure 14 - North Deposit: Southern Cross-Section D-D are four representative cross-sections of North Deposit. Figure 15 - North Deposit: NW-SE Long-Section is a NW-SE Long-Section through the North Deposit.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

NW-SE LONG SECTION
E
E'
North Deposit Extension
North Deposit
D-D' CROSS SECTION
C-C' CROSS SECTION
B-B' CROSS SECTION
A-A' CROSS SECTION
792200
792600
793000
1709800
1709400
1709000
0
100
300
Metres
N
Legend
Altered ultramafic-mafic rock
Amphibole schist
Granite-diorite, diorite
Actinolite-albite-chlorite schist
Mining License Boundary
Current Resource Boundary
Fault
Quartz vein
Previous 1999 to 2006 hole
2007-2008 completed hole
2008 planned hole
Hole in progress
Section line
Fold axis
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit Geology and Drill Hole Plan
Modified after Olympus Pacific Minerals Inc.

Figure 10 - North Deposit Geology & Drillhole Plan

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 11 - North Deposit: Southern Cross-Section A-A

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

B
B'
DSDH211
DSDH209
DSDH208
DSDH204
DSDH207
4.06 / 3.85m
5.55 / 10.25m
2.41 / 5.15m
36.28 / 1.25m
8.15 / 1.43m
1.69 / 1.00m
5.77 / 1.21m
0
100
200
meters
Legend
Sediments
Ultramafic & Mafic Rock
Mafic Rock
Sulphide-quartz vein
Mineralisation/Ore trend
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit - B-B' Cross Section
(Looking North)

Modified after Olympus Pacific Minerals Inc.

Figure 12 - North Deposit: Northern Cross-Section B-B

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

C
C'
DSDH221
DSDH219
DSDH212
DSDH205
DSDH206
14.99 / 0.50m
3.37 / 0.90m
1.97 / 1.30m
2.44 / 1.65m
3.05 / 0.67m
2.55 / 3.70m
20.8 / 0.50m
18.9 / 3.90m
2.17 / 0.95m
1.44 / 6.25m
1.07 / 12.50m
12.36 / 3.65m
0
100
200
300
meters
Legend
Sediments
Ultramafic & Mafic Rock
Mafic Rock
Sulphide-quartz vein
Mineralisation/Ore trend
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit - C-C' Cross Section
(Looking North)
Modified after Olympus Pacific Minerals Inc.

Figure 13 - North Deposit: Southern Cross-Section C-C

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

D
D'
DSDH222
DSDH217
DSDH213
DSDH214
Legend
Sediments
Ultramafic & Mafic Rock
Mafic Rock
Sulphide-quartz vein
Mineralisation/Ore trend
1.82 / 2.65m
3.84 / 14.95m
20.74 / 2.15m
4.37 / 2.45m
0
100
200
meters
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit – D-D' Cross Section
(Looking North)
Modified after Olympus Pacific Minerals Inc.

Figure 14 - North Deposit: Southern Cross-Section D-D

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Legend
Sediments
Ultramafic & mafic rock
Mafic rock
Sulphide-quartz vein
Mineralisation/Ore trend
Modified after Olympus Pacific Minerals Inc.
NW
SE
DSDH215
DSDH218
DSDH220 (Off section)
DSDH210
DSDH213
DSDH212
DSDH209
DSDH204
DSDH199
DSDH179
DSDH043
DSDH150
DSDH040
DSDH093
DSDH045
DSDH047
DSDH146
DSDH151
DSDH155
DSDH165
DSDH166
3.85 / 14.95
2.85 / 1.30m
1.17 / 1.30m
12.24 / 1.95m
3.85 / 14.95m
1.97 / 1.30m
2.17 / 0.95m
6.94 / 8.01m
38.81 / 1.25m
8.18 / 1.85m
10.89 / 3.01m
24.00 / 1.05m
10.08 / 18.55m
11.35 / 4.60m
5.45 / 7.62m
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
meters
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
North Deposit Long NW-SE Section
(Looking Northeast)

Figure 15 - North Deposit: NW-SE Long-Section

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Selected mineralized intercepts recorded to date from the North Deposit are shown in Table 9 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections. The true width of the vein material is approximately 85% of these core lengths.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH023	79.00	82.00	3.00	2.36	0.00	0.01	0.01
DSDH024	69.80	70.40	0.60	11.44	2.00	0.00	0.01
DSDH026	85.90	87.25	1.35	8.56	23.50	3.67	0.64
DSDH028	101.00	104.00	3.00	13.26	7.33	0.82	0.01
DSDH040	137.00	144.00	7.00	10.62	27.58	3.82	0.64
DSDH042	123.00	124.00	1.00	3.01	2.00	0.11	0.00
DSDH043	170.00	171.05	1.05	26.35	15.00	1.37	0.28
DSDH045	118.00	127.15	9.15	34.95	98.95	7.41	0.22
DSDH047	81.00	86.00	4.00	1.86	0.50	0.14	0.01
and	100.00	105.00	5.00	1.41	0.20	0.04	0.01
DSDH048	86.70	95.55	8.80	14.29	6.59	0.46	0.01
and	105.00	106.00	1.00	6.28	0.00	0.01	0.00
and	123.00	124.00	1.00	49.31	5.00	0.11	0.02
DSDH050	138.45	139.00	0.55	10.87	2.00	0.06	0.07
DSDH061	120.00	122.00	2.00	3.67	1.00	0.13	0.09
and	124.00	137.00	13.00	9.04	8.78	0.84	0.00
DSDH062	99.35	100.75	1.40	13.62	14.50	1.81	0.01
DSDH067	126.00	131.00	5.00	24.70	10.20	0.81	0.23
and	133.00	134.00	1.00	5.79	2.00	0.02	0.01
and	138.70	143.30	4.60	16.18	8.02	0.16	0.13
DSDH068	236.05	238.70	2.65	2.59	0.64	0.01	0.01
DSDH069	78.00	79.45	1.45	2.63	0.00	0.03	0.00
DSDH070	135.00	142.00	7.00	3.88	3.61	0.06	0.03
and	162.00	164.15	2.15	2.73	2.14	0.02	0.00
DSDH078	244.50	250.00	5.50	3.96	1.18	0.04	0.01
including	247.70	249.34	1.64	10.23	2.61	0.05	0.01
DSDH080	172.78	175.97	3.19	3.24	0.00	0.02	0.00
DSDH081	112.70	121.00	8.30	1.76	6.83	0.68	0.04
DSDH089	131.40	132.70	1.30	3.67	0.73	0.02	0.01
and	146.00	148.10	2.10	4.11	18.55	2.63	1.92
and	149.65	164.15	14.50	13.90	9.86	0.79	0.02
DSDH093	91.37	92.81	1.44	5.61	1.20	0.02	0.00
and	135.00	136.00	1.00	6.59	41.40	3.36	0.00
DSDH094	128.85	131.00	2.15	30.54	86.94	9.24	0.05
and	134.25	136.85	2.60	5.84	151.28	16.27	0.10
and	138.00	144.60	6.60	15.16	25.87	2.34	0.46
DSDH095	127.50	128.10	0.60	7.95	0.00	0.00	0.01
DSDH096	165.90	168.33	2.43	3.94	2.08	0.26	0.00

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH130	88.00	95.25	7.25	2.28	0.64	0.01	0.02
and	110.05	110.40	0.35	17.00	32.50	3.83	0.45
DSDH132	52.00	54.51	2.51	134.99	22.29	1.00	0.24
and	72.20	73.00	0.80	4.85	10.50	0.13	0.00
DSDH137	91.65	92.20	0.55	28.40	1.20	0.07	0.01
and	97.98	98.40	0.42	11.70	1.30	0.00	0.01
DSDH138	75.00	77.50	2.50	1.24	0.20	0.00	0.00
and	103.65	104.22	0.57	20.35	3.30	0.03	0.00
DSDH146	88.50	89.42	0.92	5.50	15.20	1.40	1.01
and	96.45	105.90	9.45	6.86	2.24	0.06	0.01
and	110.34	110.64	0.30	17.60	3.20	0.21	0.00
and	113.00	116.30	3.30	3.98	1.37	0.05	0.01
DSDH148	65.65	66.35	0.70	6.62	5.70	0.14	0.00
and	78.20	78.90	0.70	4.56	0.40	0.03	0.01
DSDH149	138.50	139.00	0.50	7.30	0.70	0.00	0.00
and	146.00	147.00	1.00	7.72	0.50	0.01	0.00
and	150.00	151.27	1.27	86.20	5.60	0.02	0.01
DSDH151	105.35	109.80	4.45	2.91	0.63	0.07	0.01
DSDH152	24.70	25.00	0.30	9.99	7.60	0.33	0.16
and	32.80	33.40	0.60	15.65	56.60	5.12	0.70
and	34.50	36.90	2.40	2.92	10.84	0.80	0.35
DSDH154	113.25	115.05	1.80	1.98	0.60	0.01	0.01
and	116.77	117.05	0.28	44.27	26.50	2.68	0.65
DSDH155	71.80	72.51	0.71	21.40	22.50	0.30	0.00
and	98.28	105.46	7.18	5.68	1.01	0.02	0.01
and	106.63	108.50	1.87	2.27	0.10	0.00	0.01
DSDH156	137.86	144.00	6.14	21.82	33.06	2.39	0.03
DSDH159	132.50	134.55	2.05	5.43	0.57	0.01	0.01
DSDH161	94.42	97.50	3.08	1.27	2.09	0.13	0.08
and	105.00	105.45	0.45	33.40	3.50	0.03	0.87
and	169.85	170.77	0.92	30.87	35.83	2.49	0.09
DSDH165	94.80	97.00	2.20	10.81	0.49	0.00	0.00
DSDH172	62.20	64.10	1.90	4.91	126.86	1.17	1.98
DSDH177	77.60	79.55	1.95	8.65	144.99	12.69	0.86
and	79.95	82.14	2.19	15.91	1.97	0.12	0.01
DSDH178	84.50	87.95	3.45	2.15	0.38	0.02	0.01
DSDH179	217.74	220.75	3.01	10.99	2.71	0.11	0.02
DSDH183	299.00	299.35	0.35	13.85	0.90	0.06	0.01
DSDH186	76.30	76.83	0.53	7.40	1.30	0.14	0.01
DSDH188	234.60	235.20	0.60	8.71	0.00	0.00	0.00
and	267.55	268.50	0.95	9.10	0.90	0.02	0.00
and	270.70	272.40	1.70	1.92	0.00	0.00	0.00
DSDH193	81.00	82.88	1.88	2.90	3.19	0.25	0.10

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH196	316.20	318.00	1.80	4.28	0.33	0.00	0.00
DSDH199	232.15	232.75	0.60	24.60	96.90	5.46	0.03
DSDH204	270.65	271.90	1.25	38.81	70.15	4.05	0.64
DSDH205	245.70	246.60	0.90	3.37	0.60	0.01	0.01
DSDH206	190.00	190.13	0.13	115.00	46.60	2.01	0.06
and	215.40	215.65	0.25	15.40	4.10	0.44	0.29
DSDH207	263.00	264.65	1.65	6.59	0.75	0.02	0.00
DSDH208	265.00	265.80	0.80	12.30	3.50	0.51	0.01
and	268.75	269.20	0.45	11.10	4.80	0.29	0.07
and	284.80	286.35	1.55	8.61	0.75	0.03	0.00
and	291.57	292.60	1.03	8.38	9.30	0.84	0.22
DSDH209	290.75	292.30	1.55	17.09	1.24	0.01	0.01
and	293.90	297.55	3.65	7.69	1.14	0.01	0.00
DSDH210	245.85	246.85	1.00	23.00	10.20	1.00	0.01
DSDH211	363.79	365.00	1.21	5.77	1.00	0.02	0.00
DSDH213	258.00	268.50	10.50	5.15	2.17	0.09	0.02
DSDH217	258.80	260.00	1.20	4.01	1.00	0.00	0.01
and	363.45	365.60	2.15	20.74	16.23	0.46	0.01
DSDH218	364.10	365.80	1.70	5.78	0.00	0.00	0.01
and	379.00	380.30	1.30	2.85	0.00	0.04	0.01
DSDH219	324.30	327.20	2.90	3.04	0.31	0.02	0.01
and	338.85	339.35	0.50	20.80	45.70	3.24	0.58
and	354.80	357.30	2.50	29.18	6.24	0.18	0.02
and	372.80	373.15	0.35	18.40	33.10	7.38	2.61
DSDH221	414.45	419.10	4.65	1.64	0.44	0.01	0.01
and	451.70	455.35	3.65	12.37	3.70	0.02	0.00
DSDH222	422.35	425.00	2.65	1.82	4.41	0.35	0.01
and	454.20	456.65	2.45	4.37	22.41	2.26	0.28
DSDH223	276.00	285.55	9.55	2.69	0.83	0.015	0.003
including	276.00	277.00	1.00	6.34	0.80	0.02	0.002
and	280.00	280.80	0.80	15.70	3.00	0.016	0.002
and	282.85	283.75	0.90	4.44	0.00	0.007	0.002
DSDH224	389.50	390.10	0.60	28.80	0.00	0.016	0.008
and	443.35	446.00	2.65	2.95	1.89	0.15	0.005
including	443.35	444.35	1.00	5.68	0.60	0.014	0.004
and	444.70	446.00	1.30	2.96	3.40	0.30	0.005
DSDH225	275.60	277.30	1.70	16.11	31.24	2.39	0.08
including	275.60	276.25	0.65	40.65	81.70	6.24	0.21
and	294.30	296.65	2.35	3.69	0.00	0.004	0.003
including	294.30	295.30	1.00	8.17	0.00	0.006	0.003
DSDH232	230.50	232.20	1.70	10.10	5.20	0.62	0.32
DSDH234	225.25	227.00	1.75	8.25	29.60	2.20	0.09
and	230.70	231.10	0.40	4.54	0.30	0.00	0.00
DSDH235	234.07	235.00	0.93	2.24	1.70	0.02	0.00
and	263.70	265.00	1.30	2.93	0.80	0.01	0.00

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH237	411.30	418.50	7.20	1.38	0.25	0.04	0.02
including	417.7	418.5	0.80	6.26	0.80	0.07	0.00
DSDH238	135.05	145.20	10.15	3.99	2.47	0.18	0.05
and	185.50	193.00	7.50	32.37	29.00	2.40	0.09
including	185.5	190.5	5.00	45.88	42.20	3.47	0.13
DSDH239	247.00	252.00	5.00	8.95	0.04	0.04	0.00
including	247.00	248.30	1.30	27.70	1.00	0.10	0.00
and	324.90	326.00	1.10	1.56	1.40	0.10	0.05
DSDH243	158.35	159.85	1.50	9.92	2.20	0.01	0.00
and	188.40	189.00	0.60	10.40	0.00	0.00	0.10
and	201.05	203.00	1.95	1.77	0.53	0.07	0.00
DSDH246	221.30	222.50	1.20	2.09	0.04	0.00	0.00
and	228.15	231.00	2.85	1.37	0.00	0.00	0.00

Table 9 - North Deposit (Bai Go & Bai Go North) - Selected Mineralised Drillhole Intersections

•	Bai Cu

Bai Cu is the southernmost prospect located to date within the Dak Sa Shear Zone (DSSZ), approximately 200 metres south of the South Deposit. A diamond drill hole, (DSDH106) completed in 2003 intersected gold mineralization of 1.52 g/t Au over 5.68 metres from 112.00 metres, including 1.60 metres of 10.06 g/t Au from 114.05 metres. The mineralized zone occurs in a sequence of marble and argillite at the projected location of the DSSZ - at the contact between marble and the underlying argillite unit. Quartz vein material in this zone is only 0.20 metres thick and carries no gold.

This intersection was followed up in 2004 with three drillholes (DSDH108-110) totaling 523.90 metres. DSDH108 intersected a thin mineralized zone in marble that assayed at 1.23 g/t Au over 0.55 metres, from a depth of 84.15 metres. DSDH109 intersected a weakly mineralized zone at the marble – argillite contact which assayed 0.20 g/t Au over 4.35 metres from 132.90 metres. DSDH110 did not intersect any significant mineralization.

Bai Cu drill results confirm that the Dak Sa structure extends to the south of South Deposit (Bai Dat). However the mineralization intersected to date is narrow and low grade. No further exploration has been conducted here since 2004.  Bai Cu drillhole locations are shown on Figure 7 - Dak Sa Mine Area: Drillhole Location Plan.

•	Bai Chuoi

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Bai Chuoi situated between the South and North Deposits on the Dak Sa shear zone. (Figure 7 - Dak Sa Mine Area: Drillhole Location Plan). Exploration conducted in this sector to date has indicated several styles of mineralization:

1)
Mineralization associated with pervasively silicified schist containing thin sheeted quartz veins and veinlets developed on the hanging wall sequence of the Bai Go ultramafic lens. These have been targeted by artisanal miners for a number of years. The highest gold values from surface channel sampling are 1.76 g/t Au over 3 metres and 7.96 g/t Au over 2 metres. This zone is interpreted as being intersected at Bai Chuoi in drillholes DSDH025: 1.00 metre (31.00 – 32.00 metres) @ 0.38 g/t Au; DSDH046: 2.40 metres (66.60 – 69.00 metres) @ 0.31 g/t Au and at North Deposit in hole DSDH080: 6.70 metres (35.30 – 42.00 metres) @ 0.42 g Au/t. It has been surmised that the higher grade surface channel samples resulted from supergene enrichment.

2)
Au-Ag-Pb-Zn mineralization associated with thin sulfide-quartz veins intersected by drillholes DSDH025, 044, 101, 114, etc. (Refer to Table 10 - Bai Chuoi - Selected Mineralised Drillhole Intersections for significant intercepts assays).

3)
Au (As) mineralization seen in DSDH046, 1.50 metres @ 8.20 g/t Au from 216.65 metres depth. Mineralization comprises mainly sheeted (<20 cm wide) sulfide (pyrite, pyrrhotite) bearing-quartz veins within silicified mica schist/argillite and minor altered ultramafic. This style is characterized by low Pb & Zn concentrations (normally <400 ppm) and having anomalous As adjacent to the Au mineralized zone(s).

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH025	54.50	55.00	0.50	11.94	31.00	0.71	0.81
DSDH044	35.00	36.00	1.00	2.14	0.00	0.00	0.00
and	38.00	40.50	2.50	2.03	0.46	0.00	0.02
including	38.00	39.50	1.50	2.82	0.37	0.00	0.01
and	79.00	80.00	1.00	10.00	11.00	0.63	0.56
DSDH046	216.65	218.15	1.50	8.20	1.30	0.02	0.00
DSDH101	217.75	218.67	0.92	4.73	18.50	1.46	0.11
DSDH114	247.30	249.00	1.70	0.99	0.60	0.06	0.30
DSDH168	47.90	48.24	0.34	16.25	4.60	0.01	0.01

Table 10 - Bai Chuoi - Selected Mineralised Drillhole Intersections

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The intercepts listed in Table 10 - Bai Chuoi - Selected Mineralised Drillhole Intersections above represent at least three stacked mineralized zones in the Bai Chuoi area. Correlation of mineralized zones to date has been limited partly due to the current wide spaced drill pattern and that some of holes have stopped short of target depth.

A diamond drilling program of approximately 1,600 metres is planned for 2007-2008 in order to establish continuity of mineralization and spatial relationships of the several stacked mineralized zones. If justified, infill and resource drilling will be conducted for resource estimation purposes.

•	Nui Vang

Nui Vang is located approximately 800 m ENE of North Deposit (Bai Go), where a strong coincident gold-bismuth-iron-tellurium-copper-arsenic soil geochemical anomaly at least a 1,000 metres by 500 metres in area is centred on a 4 kilometres long ultramafic complex. There is abundant artisanal mining activity in the vicinity.

Initially 32 rock (quartz float) and channel samples were collected around the area and four pits (totalling 24.50 metres in depth) excavated through residual soils. Assay values ranged from < 0.01 g/t Au to 0.27 g/t Au for float and rock samples, while channel samples assayed from below detection limit to 0.44 g/t Au over 6 metres. Pit profile sampling and high magnification microscopy of detrital gold grains was conducted to determine the distribution of gold grain concentrations, the nature of the bedrock and the source of the detrital gold.

Visible gold ("VG") grains in panned heavy mineral concentrates ("HMCs") were examined by both naked eye and 10X hand lens. Of the 23 samples examined, visible gold was found in 19 HMCs (from 1 to more than 600 grains per sample). The highest numbers of VG grains were found in B-horizon soils. The number of VG grains appeared to diminish on topographic highs. Several C-horizon weathered ultramafic bedrock samples were also crushed to minus 1 mm and 1 kilogram splits of the crushed pulp were panned for visible gold. A few VG grains found in these probably reflect mechanical transport from the B-horizon into the C-horizon. No sulphide-mineralized ultramafics were observed within the pits, or the artisanal workings.

These results were initially interpreted to represent a residual eluvial lag deposit, however, Landsat satellite imagery studies in early 2003 defined a major shear zone lineament traversing the gold anomaly at Nui Vang and subsequently a deep-auger soil geochemistry program was carried out. Results outlined a better defined linear gold anomaly 100 metres x 400 metres in

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

extent open to the NW and SE. High Fe analyses (up to 36%), coincided with the higher Au values, as did Bi, As and Te. Float cobbles of massive coarse-grained magnetite (possibly skarn) were found in artisanal sluicing pits close to the axis of the soil gold anomaly. A post-kinematic diorite intrusive, pervasively replaced by vesuvianite and actinolite (an endoskarn assemblage), was also mapped 200 metres to the SW of the gold anomaly. The exploration results from 2003 indicated that Nui Vang represented a significant new intrusive related Au.

In March 2004 three holes (NVDH001-003 total 560.31 metres length) were drilled at Nui Vang. The best result from these three holes is 1.65 metres (84.55 – 86.20 metres) @ 0.48 g Au/t intersected by NVDH001. This mineralized interval comprised sheared and altered ultramafic rock at the contact between an ultramafic lens and the underlying argillite sequence. Most of samples from these holes returned Au value below limit of detection (0.02 ppm). There has been no significant exploration at Nui Vang suspended since April 2004 as the Company evaluated higher priority targets.

Figure 16 - Nui Vang Ground Magnetic, Soil Geochemical Contour Map & Drillhole Location shows the ground magnetics and soil geochemical contours for Au and Fe along with the drillhole collars.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 16 - Nui Vang Ground Magnetic, Soil Geochemical Contour Map & Drillhole Location

•	Bai Gio (including Bai Gio, Bai Gio North and Bai Gio East)

Bai Gio situated 700 metres north of North Deposit (Bai Go), where geological mapping and sampling has revealed a series of mineralized quartz veins associated with a north plunging anticline (the Bai Gio saddle reef environment). Artisan mining and quartz vein subcrops are evident prominent on both limbs of the anticline.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

In the early stages of exploration, Bai Gio was interpreted as the northern extension of the Dak Sa Shear Zone (DSSZ) which hosts the Bai Go (North) and Bai Dat (South) Deposits.

The 2006-2007 drilling at the North Deposit-North Extension has proven that the DSSZ extends more NW to the Hoa Son and K7 areas following the deformed/faulted/sheared contact zone between the underlying Dak Sa main ultramafic body and the overlying Bai Go serpentinite lens. Bai Gio therefore, represents a different structure(s) apparently stratigraphically lower than the DSSZ.

A soil geochemical survey conducted at Bai Gio has revealed a significant linear coincident lead-gold-arsenic anomaly, aligned along a NNW-SSE trending fault. Preliminary follow up work conducted over this trend has discovered float of low-sulfide quartz vein material and quartz vein outcrops within the soil anomaly area.

Artisan mines were operating on a number of small veins between 1996 and 2004.

To date, 1369.59 metres of HQ & NTW diamond coring has been completed in 16 drillholes in this sector. Drilling on vein targets along both flanks of this anticline was conducted. Several veins of significant width were intersected.

Significant mineralized intercepts are listed in Table 11 - Bai Gio - Selected Mineralised Drillhole Intersections.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH073	54.35	54.45	0.10	5.52	4.00	0.30	0.00
DSDH083	24.60	25.45	0.85	4.46	0.00	0.02	0.01
DSDH084	28.00	29.30	1.30	1.74	0.00	0.01	0.01
DSDH087	39.00	40.00	1.00	0.80	0.00	0.00	0.02

Table 11 - Bai Gio - Selected Mineralised Drillhole Intersections

Bai Gio North was identified by a soil geochemistry survey. The prospect area exhibits an Au-Pb-Ag +/- Zn geochemical signature indicating Dak Sa style mineralization. The strongest gold soil anomaly covers an area of 300 x 100 m and contains values ranging from 25 ppb to 3476 ppb (3.47 g/t) gold with an average of 410 ppb gold. Panned concentrates of soil samples collected from this area returned between 0 and 10 visible gold (VG) grains per sample (Refer to Figure 17 - Bai Gio: Geology & Drillhole Layout Plan).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 17 - Bai Gio: Geology & Drillhole Layout Plan

A first pass exploration diamond core drill program consisting of four (4) holes (DSDH180, DSDH182, DSDH185 and DSDH187 - 713.02 metres in total length) was completed in 2006. Though no ore grade mineralization was encountered the drilling did outline a prospective trend with anomalous gold geochemistry and hydrothermal alteration. The Company believes further work is warranted.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Bai Gio East is another significant structure identified during mapping and sampling in 2004 and January 2005. Results of a self potential (SP) survey outlined an anomaly extending from Nui Vang in the south to the north (Bai Gio East) over a strike length of approximately 1,400 metres and up to 300 metres wide, along the footwall and hanging wall contacts of the Dak Sa ultramafic body. This anomaly is partly coincident with a significant Au, Pb soil geochemical that occurs along strike to the north.

One hole was drilled in this area in August 2004 (DSDH118) to test the down - dip extension of the sulphide-bearing quartz vein found and worked by artisan miners near the Dak Sa ultramafic upper contact. Rock samples collected by Olympus from underground pillars and working faces in these mine workings did not reveal significant gold assays.

Between September and October 2006, six (6) holes totaling 885.22 metres (DSDH189, 190,192, 194, 195 and 197) were drilled at Bai Go East to test the quartz vein structure along the footwall contact of an ultramafic body. Drillhole DSDH189 was prematurely terminated due to very difficult ground conditions. The other holes intersected the quartz vein (DSDH190, 192) and weakly mineralized zones (DSDH194) but no ore grade mineralization was encountered. The most significant mineralized intercepts are: DSDH118: 0.30 metres (55.50 – 55.80 metres) @ 0.75 g/t Au; DSDH194: 0.43 metres (144.17 – 144.60 metres) @ 0.15 g/t Au & 0.60 metres (146.00 – 146.60 metres) @ 0.62 g/t Au; DSDH195: 1.00 metre (60.00 – 61.00 metres) @ 0.25 g/t Au.

Drilling results show that the quartz veins exhibit well developed pinch and swell structures along strike and down-dip. Although no ore grade mineralization has been intersected to date the structures warrant further investigation.

•	Khe Rin

The Khe Rin prospect is some 7 kilometres NW of the Bai Dat (South) and Bai Go (North) Deposits. It represents a distinctly different style of mineralization from that drilled elsewhere on the Property.

During 2001, reconnaissance mapping revealed the presence of gold-rich skarn mineralization within an area of intense artisanal mining activity at Khe Rin. Rock and channel samples from mineralized zones were collected and assayed

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up to 396 g/t Au. Follow-up programs of mapping, soil geochemistry, rock chip and channel sampling and magnetic surveying have been conducted.

A 9 square kilometre soil survey (Au-Ag-Cu-Pb-Zn-As-Bi-Mo-Sb) revealed an elongate open-ended north-south trending gold in-soil anomaly 500 metre wide and 3.0 kilometres long, broadly coincident with a skarn mineralized zone. The anomalous area included the Khe Rin and Khe Do prospects.

Outcrop in the anomalous area is not easily sampled; however, examination of material from artisanal adits indicates a complex zone of quartz veining and intense hydrothermal alteration and skarn, which locally contains finely disseminated visible gold. These skarn zones may represent calc-silicate alteration of calcareous country rocks peripheral to a quartz monzonite intrusive. Weathered quartz monzonite subcrop has been mapped 300 metres south of the main area mineralization defined to date and a grano-syenite pluton is exposed in a stream valley, about 800 metres SE of Khe Rin. Mapping has indicated that calc-silicate altered rocks are distributed over a 300 metres x 800 metres zone, open to the north and south. The skarn replacement mineralogy identified to date extends along a contact between an upper metabasic intrusive and lower metasedimentary schist sequence.

During 2002, 18 diamond drillholes were drilled totaling 2,103.32 metres. These targeted the Khe Rin artisanal mining areas.

Quartz-veined sections of the lower schists intersected in drillholes KRDH006 and KRDH010 have yielded significant gold values. These are associated with actinolitic skarn, secondary biotite and potash feldspar vein selvedges.

Subsequent structural analysis of the drillhole data has indicated that the predominant east to SE oriented inclined holes were probably drilled sub-parallel to narrow gold-mineralized fissures being exploited by local miners. The structural analysis indicates a sinistral jog in the schist sequence along this east-west portion of Rin Creek. Tension vein arrays within this jog are interpreted to be at extremely low angles to the drilling direction in six (6) drillholes completed in this zone, and explain the low correlation between artisanal mine ore samples and drilling results. Petrographic analysis of two representative samples revealed them to be high temperature, pervasively calc-silicate-altered lithologies containing typical skarn assemblages. Most of the mineralization appears to have been deposited during or after deposition of a hydrous retrograde assemblage that includes: actinolite/tremolite ± quartz + calcite ± biotite ± zoisite ± sphene ± sericite ± chlorite.

Figure 18 - Khe Rin Geology & Drillhole Layout Plan shows Khe Rin geology and the 2002 and 2004 drillholes.

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789200E
789300E
789400E
1715600N
1715500N
1715400N
1715300N
Mpb
Mb
Mg
Msp
Khe Rin
Fault
Major Fault/ Shear Structure
KRDH009
KRDH014
KRDH015
KRDH017
KRDH010
KRDH016
KRDH008
KRDH007
KRDH006
KRDH001
KRDH004
KRDH012
KRDH028
KRDH002
KRDH003
0 10 50
METERS
N
LEGEND
Deep Oxidation
Epidiorite
Metabasite
Metasandstone, impure marble, minor metabasite
Metasandstone, phyllite, garnet, biotite, muscovite hornfels
Serpentinite
Chert
Marble
Quartz vein
Felsic Dyke
? Wollastonite skarn
Gold mineralization
WGM sampled ddh
OLYMPUS PACIFIC MINERALS INC.
PHUOC SON PROJECT
Quang Nam Province, Socialist Republic of Viet Nam
Khe Rin Geology and Drillhole Layout Plan

Modified after Olympus Pacific Minerals Inc.

Figure 18 - Khe Rin Geology & Drillhole Layout Plan

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Mineralization of economic interest consists of pyrite > pyrrhotite + chalcopyrite +- molybdenite > gold. The Khe Rin skarn mineralization intersected in the 2002 drillholes was interpreted as being distal to more intense mineralization unexposed beneath alluvial cover further to the SW. A +300 nT ground magnetic anomaly 100 metres by 400 metres in extent, provides geophysical evidence for this postulated mineralised body (Figure 19 - Khe Rin: Magnetic Survey & Geocompilation).

Figure 19 - Khe Rin: Magnetic Survey & Geocompilation

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The structure of the Khe Rin area has been interpreted from the magnetic data, which indicates some significant features in the area, including contacts and the possible relationship of mineralization to the post-metamorphism intrusives. Surface mapping and drill core have revealed a major fault up to 40 metres to 50 metres wide over a greater than 300 metres strike length. This fault was seen in several drillholes as an oxidized zone developed beneath the base of oxidation in the area and more or less on the contact between the monzogranite intrusive and metasediment units

In 2004, seven (7) holes were drilled totaling 1,406.85 metres at Khe Rin, the SW magnetic anomaly (KRDH028-031) and in the areas to the south of Khe Rin (KRDH032-034).

KRDH028 did not improve on the results of the 2002 holes. The holes (KRDH029-031) targeted on the magnetic anomaly intersected sulphide-rich and strongly skarn altered metabasite. Gold mineralization was generally weak. The best results from KRDH029, 030 and 031 are few weakly gold mineralized intercepts that range from 0.25 to 1.80 metres in thickness and from 0.10 to 0.22 g/t Au.

Of the holes drilled to the south of Khe Rin (KRDH032, 033 and 034) the best is from KRDH033: 0.64 metres @ 0.12 g/t Au and KRDH034: 1.00 metre @ 0.15 g/t Au.

Figure 19 - Khe Rin: Magnetic Survey & Geocompilation shows the magnetic anomaly relative to the completed drillholes and other relevant features of the prospect area. Selected results are shown in the Table 12 - Khe Rin - Selected Mineralised Drillhole Intersections.

Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)
KRDH004	4.95	15.50	10.55	0.79
and	27.36	30.50	3.14	6.15
including	27.36	27.65	0.29	65.18
and	49.00	50.30	1.30	1.63
KRDH006	46.00	53.50	7.50	1.29
including	46.00	48.00	2.00	3.86
KRDH010	46.00	50.00	4.00	0.40
and	71.40	81.30	9.90	4.35
including	72.60	73.20	0.60	32.73
and	78.30	79.00	0.70	29.90
and	107.50	112.00	4.50	0.25
KRDH011	31.00	33.00	2.00	6.82

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Drillhole	From (m)	To (m)	Core Length (m)	Au (g/t)
KRDH014	144.00	146.00	2.00	3.41
KRDH015	59.00	60.00	1.00	1.01
KRDH028	49.00	50.00	1.00	6.88

Table 12 - Khe Rin - Selected Mineralised Drillhole Intersections

The 2004 programme results indicate that the gold mineralization is associated with retrograde skarn zones. Future programs will be directed to locating retrograde skarn zones within the system.

Due to the delaying in exploration license approval and current (sensitive) issues relating to Song Thanh Natural Reserve Area, exploration has been suspended in Khe Rin (and also other areas on the western side of Thanh River such as Khe Do, Khe Cop, etc). No significant work is planned for this area in the immediate future.

•	Other Prospects

In addition to the deposits and prospects described above, Olympus has discovered and/or explored 13 others. These other prospects are tabulated in Table 13 - Other Phuoc Son Property Prospects as at 31 January 2008 and shown on Figure 6 - Phuoc Son Property Geology.

Name	Work Completed	Results/Comments
Hoa Son	Mapping, rock and channel sampling (surface and in adits), soil geochemistry.
Extensive quartz veining and artisanal mining on a prominent ridge. Main shear is up to 30 metres wide.  Coincident Au, Cu, As soil anomaly. Best channel sample was 1.13 g/t Au over 12 metres. Further work is warranted.

Tra Long	Mapping, rock and channel sampling, mag (two lines). Two drillholes completed.
Artisanal miners have focussed on thin sulphide-bearing quartz veins. The mineralized zone trends NE (towards Suoi Cay). This corresponds to a prominent NE trending structure identified on radarsat imagery. Rock sample assays range up to 23.1 g/t Au. One drillhole cut 69.7 g/t Au over 1 metre and indications are that this may be skarn related. Further work planned for 2007-2008.

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Name	Work Completed	Results/Comments
Suoi Cay	Limited rock sampling.	Several artisanal workings on a shear zone hosting sulphide bearing quartz veins. Four samples averaged 21.87 g/t Au. Interpreted to correlate with Tra Long and further work planned is for 2007-2008.
K7 (Shear Zone)	Mapping, rock and channel sampling, soil geochemistry. One drillhole in 2002 and three in 2004 – for 472.84 metres total length.
An inferred 3 – 4 kilometres north-south zone from north of Bai Gio to south of Vang Nhe. Host to a large artisanal pit. Mineralisation consists of disseminated sulphides and quartz veinlets in altered schist. Channel samples returned 1.62 g/t Au over 13.1 metres. The most significant mineralization intercepts are: K7DH001: 2.0 metres (106.0 – 108.0 metres) @ 1.01 g/t Au; K7DH002: 0.45 metres (86.45 – 86.9 metres) @ 1.12 g/t Au, 14.70 g/t Ag & 0.16 % Pb; K7DH004: 2.0 metres (9.0 – 11.0 metres) @ 1.52 g/t Au. Interpreted to be the NW extension of the Dak Sa – K7 corridor and further work planned is for 2007-2008.

Vang Nhe	Mapping, rock and channel sampling (surface and underground workings).
Situated north of K7 and east of Khe Rin, this is an Au-bearing 30 metre wide sheared, silicified, sulphide-bearing schist. Some quartz veining. Artisanal miners have worked an oxidized, limonitic, supergene enriched zone. Rock samples have assayed up to 17.17 g/t Au but channel samples have been lower, returning a maximum 3.27 g/t Au. Soil geochemistry and additional rock and channel sampling to be followed by drilling have been recommended.

Bo 1	Mapping, rock and channel sampling, soil geochemistry.	Zone of multiple narrow quartz veins 850 metres WSW of the Bo 2 shear. Au values in rock samples up to 5.91 g/t Au.
Bo 2	Mapping, rock and channel sampling, soil geochemistry. Three drillholes completed.	Several artisanal adits and spectacular Au samples are reported. Best channel sample 8.99 g/t Au over 0.3 metres. Best drill intersection is 1.48 g/t Au over 2.0 metres.
Bo 3	Mapping, rock and channel sampling, soil geochemistry.	Two parallel quartz veins 420 metres north of Bo 2. Best rock assay is 8.99 g/t Au.

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Name	Work Completed	Results/Comments
Bo Cu Anomaly	Mapping (no outcrop), soil geochemistry.
Extensive Cu, As soil anomaly north of the Bo 1 – Bo 3 area. This plus intense haematitic soil development suggest a similarity to Khe Rin which may represent a porphyry environment. More work has been recommended.

Butterfly (Bai Buom)	Mapping, rock sampling, soil geochemistry, mag. Two drillholes completed.
At the extreme SE end of the Khe Rin trend. A 1 metre wide quartz vein in a skarn environment. Samples from the artisanal shaft area ran up to 64.37 g/t Au. Neither drillhole intersected significant values.

Khe Do	Mapping, rock sampling, soil geochemistry, magnetics. Six drillholes completed – for 906.79 metres drilled.
Quartz-sulphide veining in schists intercalated with marbles. Strong Au-in-soil anomaly. Rock assays up to 65.74 g/t Au. Several significant intersections such as 7.92 g/t Au over 9.45 metres, 6.56 g/t Au over 0.95 metres and 10.19 g/t Au over 1.0 metre in drilling. Additional work is recommended but no work planned for this area in near future-status similar to Khe Rin.

Khe Do North	Mapping, rock sampling, soil geochemistry, magnetics. Two drillholes in 2002.
A 70 metre thick sub-horizontal quartz-veined silicified metasediment unit overlying a mafic complex. Extensive artisanal mining. Extensive Au-in-soil geochemical anomaly and magnetic anomaly east of the artisanal pit.  Neither rock samples nor drillholes have returned significant Au values.

Khe Cop	Reconnaissance mapping, rock and float sampling.	Located 1.2 kilometres north of Khe Rin and considered part of the same zone. Artisanal workings associated with sheared, altered quartz veined schist. Assays up to 5.89 g/t Au. Early stage.

Table 13 - Other Phuoc Son Property Prospects as at 31 January 2008

9.3.3	Structural Analysis

Between May and December 2005 Olympus commissioned consulting geologist Brian Alexander to carry out a study that included;

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•	Collection of field data from re-logging old drill holes and interpretation of drill sections and calculate a resource using the interpreted cross sections.

•	Review the Bai Go core and provide a revised lithology coding system to be used company geologists when logging core from new drill holes in the deposit areas, including Bai Chuoi.

•	Collect a representative sample suite with accompanying polished thin sections and select samples for whole rock chemical analysis.

•	Geologic mapping of specific surface outcrops in the deposit area was requested. The purpose was to try and better understand the structural deformation history of the deposit areas.

•	Complete a level plan interpretation of the Bai Go Deposit area, including 1 g/t and 5 g/t gold ore shells.

This work was to update and refine the work done by Lewis (2001) and Banks (2004) and has lead to a revised geological model for the Bai Go deposit in particular but with application to Phuoc Son in general.

A summary of Alexander’s synopsis of the geological model follows:

STRATIGRAPHY

 “The stratigraphy in the Bai Go Deposit area may be briefly summarized as thinly intercalated pelitic schists of probable late Proterozoic to Cambrian age and intercalated mafic metavolcanics of the older Nui Vu formation.

The Nui Vu formation (Banks et al, 2004) is in high angle reverse fault contact with Upper Proterozoic Kham Duc formation amphibolite facies metamorphics along the east and southeast sides of the Phuoc Son property. The metavolcanics were proposed to be in similar fault contact with the pelitic schists in the Bai Go Deposit area. These rocks have been originally isoclinally folded and then tight to isoclinally refolded about generally north-south trending fold axes. The extreme transposition of the compositional layering during the isoclinal D1 event and the late brittle D2 faulting makes the theory of fault contact difficult to prove. The metabasite and serpentinite contacts were specifically examined during the course of re-logging the drill core. The metabasite is certainly folded into its current geometry, and the contacts are not fault bounded. The serpentinite contacts are often faulted but not always. Two additional deformation events are documented, and are proposed to have a minor effect on the geometry of the stratigraphy in the Bai Go deposit area.

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The dacitic to dioritic porphyry is a late intrusive proposed to have intruded the stratigraphic sequence during or possibly after the D4 deformation event.

Lithologies include; albite-actinolite schist, mica schist, argilltic phyllitic schist, marble, metabasite, and serpentinite. The depositional environment is interpreted to be a shallow marine marginal basin as originally proposed by Banks et al, 2004.”

Alexander produced type field lithological codes that were adopted for core logging. These are set out in Table 14 - Bai Go Lithology Codes Revised August 2005 (after Alexander, 2006).

Code	Color	Lithology	Description
reg	Blank	Regolith	Regolith includes soil, float, colluvium, delluvi, clay, etc.
null	Blank	Introduced Material	Introduced Material includes cave, no recovery, void, etc.
aas	Lime Green	Feldspar-amphibole metapelitic schist	Pale green grey, fine grain, feldspar(albite)-amphibole (actinolite) metapelitic schist
bsm	Tan	Intercalated marble & schist	Intercalated marble & schist. Predominant component to be recorded in notes.
marb	Orange	calcitic carbonate	Pale grey, aphanitic to very fine grain, massive or thinly argillaceous laminated calcareous carbonate rock. Strong reaction HCl, pink to mauve stain.
fecb	Lt. Orange	ankeritic carbonate	Pale grey to pale brown to orangey brown (weathered), aphanitic to very fine grain and thinly laminated, reacts weakly to HCl, stains turquoise blue.
msc	Lt. Green	Mica Schist
Mica Schist, 2 mica schist-pale green grey, vfg to fg, feldspar-sericite-biotite or pale brown to green grey, vfg-fg, feldspar-biotite-sericite schist. Predominant component to be recorded in description.

chert	Yellow	Chert	Chert
gpc arg	Med. Grey	Graphitic argillitic metapelite Schist
Dark grey to black, aphanitic, strongly foliated, thinly laminated to banded to graphitic sheared, argillitic-graphite-pyrrhotite?-pyrite? metapelitic schist. Graphite greater than 5%. Graphite on shear planes must come off on fingers when rubbed.

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Code	Color	Lithology	Description
arg	Lt. grey	Argillitic Metapelitic Phyllite / Schist	Dark grey to black, aphanitic, argillitic-pyrrhotite?-pyrite?-graphite? metapelitic phyllite or schist. Graphite trace to 5%.
bx	Blank	Quartz breccia	Angular quartz clast breccia
qfdsc	Lt. Yellow	Quartz-feldspar-mica schist	Quartz-feldspar-mica schist
tresc	Green	Tremolite schist	Tremolite schist
qtzit	Yellow	Quartzite	Quartzite
phyl	Lt. grey	Phyllite	Phyllite
mfsc	Blue Green	Mafic Schist	Medium to dark grey green, vfg-fg, weakly to moderately foliated, thinly bedded, mafic metapelitic, chloritic feldspar lapilli tuff.
mb	Green	Metabasite / Actinolitic Amphibolite
Medium to dark grey green, vfg-fg, massive to weakly foliated, metabasic rock. Includes metabasite, and metabasalt. Metabasite mineralogy is predominant amphibole (actinolite-tremolite) with minor feldspar (?)-sericite (?)-epidote (?)-magnetite (?).
Metabasalt mineralogy is predominant chlorite-feldspar with minor epidote (?)-sericite (?)-magnetite (?)

serp	Purple	Serpentinite	altered ultramafic: serpentinite, talc, carbonate
fz	Blank	Fault Zone	Clay-grit fault gouges, sand-grit zones, graphitic clay-grit fault gouges
sil	Blank	Silica flooding	Pale grey or smoky grey, aphanitic, silica alteration or flooding. Obscures original texture and rock type. Should be used as prefix to original rock type.
qtz1	Blank	Quartz Vein Pyrrhotite	White Quartz vein with pyrrhotite only may include hydraulic breccia texture
qtz2	Blank	Quartz Vein Sulfides	White Quartz vein with sulfides (pyrrhotite, pyrite, sphalerite, galena) may include hydraulic breccia texture

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Code	Color	Lithology	Description
qv	Blank	Quartz Vein	Bull white barren Quartz Vein
qcv	Blank	Quartz-carbonate Vein	White barren Quartz-carbonate Vein
dac	Lt. Blue	Dacite Porphyry	Dacite Porphyry
dio	Blue	Sheeted diorite dyke	Sheeted diorite dyke
gab	Indigo Blue	Gabbro, gabbrodiorite	Gabbro, gabbrodiorite
grn	Pink	Granite, granodiorite	Granite, granodiorite, monzogranite, syenite, granosyenite
peg	Rose	Pegmatite	Pegmatite

Table 14 - Bai Go Lithology Codes Revised August 2005 (after Alexander, 2006)

Based on the work of Alexander, 2006, the structural frame work can be summarized as follows:

STRUCTURAL GEOLOGY

Primary bedding or compositional layering in pelitic sediments with introduction of pre-metamorphic quartz-sulphide veins of magmatic origin. (Allen, 2005).

Early deformation event (D1) was originally described as isoclinal folding of the compositional bands or beds, by Lewis (2001). This was accompanied by transposition of bedding and pre-metamorphic quartz sulphide veins into the S1 fabric as described by Allen, 2005 as strong extensional deformation. This extensional deformation is accompanied by axial plane shearing, and boudinage structures developed in pre-metamorphic quartz sulphide veins. The process of transposition produces compositional layering or bedding (S0) that may be generally described as parallel or closely sub-parallel to the first deformational fabric (S1).

The second deformation event (D2) is described as tight to isoclinal folding of the S0 and S1 fabrics. The D2 folds are only locally well developed, and are generally described as having centimeter scale fold amplitude and wavelength. Surface

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measurements record the compositional layering and S1 fabric to be striking north-south, and dipping moderately to the west in the Bai Go deposit area. These observations suggest that the current drilling at Bai Go is on the upper west dipping limb of a north striking, east verging antiformal D2 fold. A shallow, interpreted, plunge direction has been recorded as 10 to 30 degrees to the north, when observed in vertically drilled holes.

The axial planar S2 fabric associated with D2 does not appear to be well developed, and has been observed clearly in a limited number of localities. The S2 fabric has been observed as a (centimeter or greater) spaced fracture or dissolution cleavage. Late stage brittle shear has been observed parallel to the S2 fabric, and is assumed to be contemporaneous. This fracture cleavage has been infilled by quartz or quartz ankerite veining, with accompanying sulphides and associated alteration. Similar to the S1 fabric; the alteration that is spatially associated with the S2 fabric is again the introduction of silica and ankerite. Sulphides, infilling the S2 fracture cleavage, are pyrrhotite with lesser pyrite, with the introduction of base metal sulphides. The base metal sulphides are generally described as predominantly sphalerite and/or galena, with very minor chalcopyrite and locally arsenopyrite. The assay data has generally, but consistently, shown an elevated grade of gold mineralization associated with the introduction of the base metal sulphides. In dilatant zones; most probably located in the hinge area of the D2 folds; are hydraulic brecciation textures, elevated sulphide content and the highest grade gold mineralization. The gold is coarser grained and often visible to the naked eye in these localities. It is suggested that the coarser gold may be a partial result of remobilization of previously existing gold mineralization. The theory is presented that this high grade gold mineralization is present in the hinges of D2 folds, and may form rod-like structures following the plunge direction of these folds.

The D3 (D2 Lewis, 2001) deformation or fold event is best recognized from the surface data. The surface trace of the upper ultramafic contact suggests a possible broad, open fold pattern. The proposed D3 (D2 Lewis, 2001) surface traces of the axial plane of these folds would then be the same as shown on the compilation map. The D2 antiformal, axial planar trace present in the Bai Go deposit area, original proposed by Lewis, would then be designated as D3 antiformal axis. The fold event would remain as described by Lewis. These folds are upright, have wavelengths of hundreds of meters to several kilometers (Lewis, 2001). Most mapped fold hinges are broad and rounded. The plunge of the D3 folds (D2 Lewis) is calculated by Alexander as 5 degrees toward an azimuth of 345 degrees northwest.

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The D3 event was described as ductile deformation of the S1 fabric and pre-metamorphic quartz sulphide veins. The S3 fabric was suggested to be sub-parallel to the S1 and S2 fabrics.

The D4 deformation has been described by Lewis as a minor fold event. Upright folds with northeast striking axial surfaces are common as minor asymmetric folds in outcrop, and at Bai Go form larger, map-able structures (Lewis, 2001). These folds post-date and do not significantly influence mineralization, although they could play a role in re-orientating ore shoots (Lewis, 2001). South-verging folds re-orient S1 foliation in outcrops on the northern-most drill roads in the Bai Go area (Lewis, 2001).

Alexander’s observations regarding alteration and mineralization are summarized as follows:

ALTERATION, QUARTZ VEINING AND MINERALIZATION

During the first isoclinal (D1) deformation event, quartz veins and silica alteration were transposed parallel to the S1 axial planar fabric. The pale grey to white (smoky) quartz veining was contains pyrite and a lesser amount of pyrrhotite. Ankerite alteration has been observed to be penetrative along the S0 and S1 fabrics. Low grade gold mineralization has been suggested to occur at this time or pre-metamorphism as suggested by Allen (2005).

Layer parallel or sub-parallel shear has been proposed along the elongate limb(s) of this isoclinal fold event. This is the tectonic mechanism originally thought to have created the original conduit for hydrothermal fluids. In the Bai Go deposit area, there is early silica flooding of the rocks that occurs at or near the lower footwall contact of the main serpentinite layer. This was proposed to represent the Phuoc Son Suture. Alexander observed in drill core that the serpentinite is folded with the surrounding pelitic rocks.

In the Bai Go area, an intense sulfide-poor silica flooding event occurred and trends generally north-south, dipping moderately west. Where the silicification moderates, relic texture becomes visible and the original rock type is recognizable. The rock fragments contained within the silica alteration have pyrite and pyrrhotite present in fracture fill form along the S1 fabric. This observation suggests that the silicification post dates the original mineralizing event. The alteration zone has been described as up to 20 meters in thickness.

The silicified zone is later fractured and weakly brecciated by a later tectonic event, possibly a re-activation of thrust faulting along the Phuoc Son Suture.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

This is suggested to occur late in the D1 deformation event and/or in the D2 deformation event.

This re-activated faulting and fracturing is generally described as layer parallel or sub-parallel shear and appears to occur pre-dominantly along the elongate limb(s) of an asymmetric, tight to isoclinal D2 fold event.

The alteration associated with the S2 fabric has been as white quartz veining with the further introduction of silica and ankerite. The predominant sulphides accompanying this event include pyrrhotite, pyrite, sphalerite and galena. Minor chalcopyrite and arsenopyrite have also been seen. Assay results have demonstrated that higher grade gold and minor silver mineralization has been introduced at this time.

 The higher grade mineralization, and visible gold, is often associated with hydraulic brecciation and fracturing. Hydraulic brecciation textures are often seen in dilatant zones forming in the area of the D2 fold hinges. It has been postulated that the higher grade ore may form rod-like shoots plunging along the D2 fold hinges. The D2 folds are thought to predominantly plunge at 10 to 30 degrees to the north or north-northwest in the Bai Go area.

9.4	Planned Exploration Programs 2007- 2008

In early August 2007, Olympus closed its offering of units of the Company for aggregate gross proceeds of $25,000,000. In early October 2007, the Company’s Board approved the Company’s budget and strategic plan for 2007 and 2008. This budget represents some US$22 million which will be predominately dedicated to exploration and development drilling, resource updates and feasibility studies in Olympus’ Viet Nam and Philippines projects. For Phuoc Son, the programs’ key objectives are to complete 25,000 metres of exploration and evaluation drilling at the Dak Sa deposit and undertake a further 13,000 metres of exploration drilling on currently untested prospects to target 3 to 3.5 million tonnes of resources by the end of 2008. Table 15 - Phuoc Son Regional Exploration Program 2007-2008, Table 16 - Phuoc Son Resource and Exploration Program 2007-2008 and Table 17 – Phuoc Son Metallurgical Drillhole Sampling 2008 below, sets out the planned exploration and drilling programs.

Program		Drill Metres
Tra Long & Suoi Cay Trend
Phase One	Geological mapping, petrology, rock sampling, geochemical surveys, line cutting, surveying, geophysical surveys (induced polarization and ground magnetics) GIS compilation, drill hole planning

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Program
	Diamond drilling	3000
Phase Two	Diamond drilling	2000
Hoa Son -K7-Vang Nhe Trend
Phase One	Geological mapping, petrology, rock sampling, geochemical surveys, line cutting, surveying, geophysical surveys (induced polarization and ground magnetics), GIS compilation, drill hole planning
	Diamond drilling	3,000
Phase Two	Diamond drilling	2,120
Bo 1, 2, 3 and Bo Copper Anomaly
Phase One	Geological mapping, petrology, rock sampling, geochemical surveys, line cutting, geophysical surveys (ground magnetics) GIS compilation, drill hole planning
	Diamond drilling	1,200
Phase Two	Diamond drilling	1,000
General Reconnaissance of other Prospects
	Geological mapping, pits and trenching, geochemical sampling, planning, surveying, prospect follow-up
	Reconnaissance diamond drilling	1,000
Total Drilling Phuoc Son Regional Exploration		13,320

Table 15 - Phuoc Son Regional Exploration Program 2007-2008

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Program		Drill Metres
Bai Go (North) Extension Area
Phase One	Resource definition diamond drilling	19,000
Phase Two	Follow-up exploration and resource drilling	4,230
Bai Chuoi/ Bai Cu
	Exploration drilling	1,660
Total Drilling Phuoc Son Resource and Exploration		24,890

Table 16 - Phuoc Son Resource and Exploration Program 2007-2008

Program	Drill Metres
Bai Dat/Bai Go (North and South Deposit)
Geotechnical work Metallurgical testwork and metallurgical drilling.	500

Table 17 – Phuoc Son Metallurgical Drillhole Sampling 2008

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

10.0    DRILLING

10.1	Drilling 1999 to 31 December 2003

Drilling from 1999 until early 2002 was predominantly HQ size, reducing to NQ only when down hole problems were encountered, or depth exceeded the HQ capacity of the rig.

Drilling within the Bai Dat and Bai Go sectors to December 31 2003 totalled 13,251.08 metres of diamond coring in 92 drillholes. The drilling was conducted in three phases:

(a) Initial scout drilling during Sept 1999 to October 2000.

(b) Step-out drilling during January to October 2001.

(c) Confirmation in-fill drilling during January to March 2003.

Details of drilling statistics for this period are included in Table 18 - Phuoc Son Property - Drilling Statistics.

The initial scout and step-out drilling was carried out by the Intergeo Division of the Department of Geology and Minerals of Viet Nam, Hanoi, using HQ and NQ sized equipment on heavy, conventional rigs of Chinese and Russian origin. From early 2002, a lightweight, high-capacity, fully hydraulic, man-portable wireline rig was been used. This rig (operated by Kluane International Drilling Inc. of Vancouver) used with thin wall NTW and BTW drill strings. It had the advantage of not requiring extensive road and track construction, but had reduced depth capacity.

All drill collars were accurately surveyed by the Centre for Land Administration and Technology ("CLAT"), of the General Department of Land Administration of Vietnam and by Intergeo. Independent checks of the collar coordinates and elevations of selected drillholes by an Australian land surveyor revealed no discrepancies.

Apart from very broken and fractured ground within fault/shear zones and karst zones within marble units, core recoveries of 91% to 95% have been achieved within mineralized zones and wallrock immediately adjacent to these zones. None of the holes used in the Mineral Resource estimates had an unacceptable core recovery rate (Sullivan and Kociumbas, 2004).

Downhole surveying was conducted in 7 Bai Dat holes and 10 Bai Go holes during the latter programs to 31 December 2003. The Bai Dat holes were surveyed using either Sperry Sun single shot or Pajari instruments. The first Bai Go holes measured were surveyed using a Chinese-manufactured Pajari-type instrument provided by Intergeo.  Later holes were surveyed using a Sperry Sun single shot instrument.  H&S analysed the

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

limited survey data and identified excessive deviation in one Bai Dat and two Bai Go readings and after consultation with Olympus field geologists accepted the Bai Dat questionable reading and excluded the questionable readings from Bai Go from the data set. Despite some concern over the lack of survey data from early drillholes, H&S concluded that hole deviation was not a significant factor at either deposit and that Olympus was justified in reasoning that because of the large core size, heavy equipment, long rods and core barrels and experienced drillers, hole deviation during the early/Intergeo drilling was insignificant.

10.2	Drilling 1 January 2004 to 31 January 2008

A total of 32,845.55 metres of diamond core drilling has been completed since 1 January 2004 to 31 January 2008. This has comprised 158 drillholes of which 30 were drilled at South Deposit (Bai Dat) for 5,612.31 metres and 79 holes at North Deposit (Bai Go) and the northern extension of the Bai Go ore body for 20,083.08 metres. A further 7,150.16 metres has been drilled in 49 drillholes at other prospects within the investment licence as detailed in Table 18 - Phuoc Son Property - Drilling Statistics.

Olympus uses Intergeo; a Hanoi based drilling company to carry out the drill program. At the time of the site visit the Company had 2 Longyear 38’s on site. Drill core has largely been HQ sized double tube. NQ core is produced when necessary due to bad ground conditions or when the HQ core depth capacity is reached. Most holes in the current programme are vertical.

Drill collar positions are surveyed using Total station GPS survey equipment prior to drill rig set up and again following drillhole completion.

Drillhole surveys are taken every 50 metres down hole using EX/AX Pajari, Sperry Sun Camera, KXP-1 and KXP-2 China instruments.

Showing/ Location	Year	Holes	Metres
South Deposit (Bai Dat)	1999	6	649.85
	2000	27	3,611.65
	2003	16	2,204.83
	2004	1	250.80
	2005	16	2,818.66
	2006	4	451.10
	2007	6	1,566.45

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Showing/ Location	Year	Holes	Metres
	2008	3	525.30
Sub-total South Deposit (Bai Dat)		79	12,078.64
North Deposit (Bai Go)	2000	16	2,416.40
	2001	19	3,534.22
	2003	5	843.37
	2004	1	347.65
	2005	8	1,238.11
	2006	39	7,963.86
	2007	28	9,696.46
	2008	3	837.00
Sub-total North Deposit (Bai Go)		119	26,877.07
Bai Chuoi	2000	3	568.30
	2003	2	428.02
	2004	1	276.70
	2005	3	445.66
	2006	2	329.90
Bai Cu	2003	1	143.29
	2004	3	523.90
Bai Gio	2001	9	876.30
	2004	6	409.14
	2006	11	1,682.39
Nui Vang	2004	3	560.31
Other areas within Dak Sa	2003	3	211.26
	2004	1	365.60
	2006	4	455.15

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Showing/ Location	Year	Holes	Metres
Bo 2	2001	3	413.85
Tra Long	2002	2	320.04
K7	2002	1	170.70
	2004	3	302.14
Bai Buom	2002	2	178.29
Round Hill	2004	5	392.42
Khe Do	2002	8	1,092.63
Khe Rin	2002	19	2,153.61
	2004	7	1,406.85
Sub-total Other Exploration		102	13,706.45
Grand Total (31 January 2008)		300	52,662.16

Table 18 - Phuoc Son Property - Drilling Statistics

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

11.0    SAMPLING METHOD AND APPROACH

11.1                      Olympus Pacific – Prior 31 December 2004

Throughout the exploration programs, industry standard sampling methods were used for the following sample types: -80 mesh BLEG stream sediment sampling, soil geochemical sampling, rock chip outcrop sampling and grab float sampling, channel sampling of outcrops and underground exposures in artisanal mine workings, profile pit sampling, auger sampling and diamond drill core sampling.

Mineralized drill core intersections as marked by a geologist were sampled from hanging wall to footwall in lithologically controlled splits. Any significant veining, silicified or disseminated sulphide zones within the wall rocks or elsewhere in the sequence is also split out for sampling. The maximum sample length was 2.0 metres, but most splits are 1.0 metre or less.

All splitting was carried out by diamond saw. One half was sent for assay, while the other has been retained for subsequent metallurgical or other testing and historic reference. Core has often been re-logged after sawing to check for the presence of visible native gold. Any sections containing visible gold were sent for screened fire assay.

Where additional check or special purpose samples (e.g. petrographic or metallurgical) were required, the reference half core was longitudinally diamond sawed again, so that at least one quarter core remains as a reference.

All drill core was separated into probable high-grade and low-grade sections on the basis of a visual assessment of sulphide content. Samples designated as likely high-grade were bagged and dispatched directly (as intact half or quarter core) to the laboratory for preparation and analysis without further on-site preparation.

11.2      Olympus Pacific – 1 January 2004 to 31 January 2008

•	Surface and Underground Sampling

Industry standard sampling techniques continue to be used and include outcrop sampling, sampling of old trenches and pit sampling using channel and chip sampling techniques as far as is practicable. Limited outcrop exposure in some instances necessitates the collection of float samples.

Artisanal workings are sampled by channel sampling techniques where safe access can be gained.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Drill Core Handling & Logging Protocol

1.
The drill contractor, (Intergeo, Hanoi based contractor), is currently using three Longyear 38 wireline rigs and have been drilling double tube HQ diamond core holes. The drillers have now modified the rigs and are drilling HQ triple tube. Where drilling conditions dictate, the drillers reduce the core size to NQ. Drill core is placed by the contractor into metre long metal core trays with the runs marked by core blocks. Currently a 1.5 metre core barrel is being used. Where double tube core is produced there is a certain amount of disruption to the core before placement in the trays, however this should be improved with the use of triple tube gear.

2.
The supervising geologist/junior geologist completes a skeleton log and measures core recovery on site before transport by 4WD vehicle back to the core and sample processing facility at Kham Duc site office. Drill core is covered and secured to minimise disruption of core during transport from the drill sites.

3.	The core is received at the logging facility at Olympus’ site office in Kham Duc. The core is marked out, cleaned and photographed, core recoveries measured and geotechnically logged.

4.	The junior geologist and supervising geologist geologically log the core onto standard paper geological logging sheets, the data from which is then entered in the Company’s computer database.

5.
The geological staff selects the mineralized intercepts, significant veining, and silicification or disseminated sulfide zones. They then mark out the intervals for sampling. Sample intervals are generally selected based on geological contacts and/or at 1 metre intervals, which ever are the lesser. General practice is to sample several metres either side of mineralized intercepts.

6.	The drill core then passes to the sample preparation staff as discussed in Section 13.0.

In general terms, the procedures being followed for drill core handling and processing are consistent with standard industry practice. Core delivery from the contractor to the client has been improved by use of triple tube HQ coring technology. Currently most holes are vertical. Drilling inclined holes would

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

provide the opportunity for conducting core orientation procedures to aid in interpretation of the mineralization and structural data.

The drill holes in the current program are mostly vertical and have had their collar positions surveyed. Downhole surveys are conducted every 50 metres downhole.

•	Metallurgical

Samples for metallurgical test work have been collected from South Deposit (Bai Dat) and North Deposit (Bai Go). These have been obtained by drilling PQ diameter holes through representative ore zones and by taking quartered core from a selection of drill holes that have been composited for representative test work.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

12.0    SAMPLE PREPARATION, ASSAYING & SECURITY

12.1                      General

Olympus has an established core processing, storage and sample preparation facility at Kham Duc approximately 15km from the Phuoc Son project area.

12.2                      Sample Preparation

The core to be sampled is selected using the protocols described in Section 12.2. The core is sawn by diamond saw or split (where too soft to cut) into approximately equal halves with one half sent for analysis and the remaining half labelled and retained in core boxes for future reference. The geologist logging the core supervises core cutting and ensures that the core is cut along the apex of any veins or significant mineralized structure to prevent bias. He also ensures that the sequence for insertion of blanks, duplicates and standards is followed.

Each sample of core is assigned a unique sample number from the pre-printed sample tickets. The core samples are then dried, jaw crushed to -1.0 cm and hammer milled to -1.0 mm size. All equipment is cleaned between samples with cleaning rock, cleaning sand and then blown with the dry air.

The sample is then split using a riffle splitter to produce two sub-samples of homogeneous material each weighing 500 grams. These are put into clean, cloth sample bags into which one pre-printed sample tickets is also placed. The corresponding sample number is then written in indelible ink on each bag as a cross reference.

One sample is sent for assay and the other retained as a duplicate. The residue not sent for assay is also retained on site for future reference and check assaying etc.

The third and final sample ticket remains in the sample ticket book with the drillhole number and meterages filled in. Occasionally half core is not prepared on site and is dispatch to the laboratory in Thailand for sample preparation and assay. Custom sample tags have been printed with Phuoc Son Gold Mining Co.’s (PSGMC) name and samples numbers. The laboratory is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Sealed sample bags are placed in locked metal boxes in sequence for shipment to the laboratory. The geologist sending the sample shipment keeps a record of all samples shipped. The samples are transported to Da Nang by road and then from Vietnam to the Mineral Assay and Services Pty Limited’s (MAS) laboratory in Bangkok, Thailand by TNT.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Assay results are then electronically distributed to authorized personnel and a hard copy of Assay Certificates is sent to Olympus’s office in Da Nang, Vietnam.

12.3                      Assaying

Samples are assayed at Mineral Assay and Services Pty Limited in Bangkok, Thailand. Specific registered determination conducted by the company is accredited by the Department of Industrial Works, Ministry of Industry. Although no ISO certification was researched in the homepage, MAS is an affiliate of an ISO 9001:2000 and ISO 17025 accredited Canadian laboratory company Acme Analytical Laboratories Ltd.

A quality control program was established by the company to safeguard the accuracy and precision of their analyses. They also have service contracts with instrument manufacturers for maintenance and calibration of their major instruments.

(Sources:www.maslaboratory.com/About%20Mas.html and www.infomine.com/index/suppliers/Acme_Analytical_Laboratories_Ltd.html)

1.	Upon receipt, samples are sorted, inspected, logged and dried (if necessary and/or requested).

2.	Samples not prepared on site at Kham Duc are passed through a jaw crusher and crushed to about ¼ inch.

3.	The samples are further reduced to minus 10 mesh by passing them through a Rhino Jaw crusher.

4.	An assay sample of approximately 200 to 250 grams is cut from each sample with a Jones Riffle. The reject from each sample is bagged, tagged and stored.

5.	Each assay sample including those previously prepared on site at Kham Duc is then pulverized to minus 150 mesh. The samples are bagged and labelled.

6.	All equipment is cleaned between sample with cleaning rock, cleaning sand and then blown with dry air.

Gold is assayed by fire assay using a 50 gram charge with an Atomic Absorption Spectophotometric (AAS) finish, (detection limit 0.02 g/t Au).

The Laboratory inserts its own certified control standard at random in each batch of approximately 30 samples. In addition, the laboratory re-assays every 10th sample.

A suite of 22 elements are analysed by ICP analyses from selected mineralized intervals on a routine basis. These elements are: Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, Cd, Sb, Bi, V, Ca, Cr, Mg, Ba, Al, Na, K, Hg.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Olympus also uses the Genalysis laboratory in Perth, Australia for umpire sampling.

Genalysis Laboratory Services Pty Ltd. is accredited by National Association of Testing Authorities, Australia or NATA (Number 3244), wherein the terms of accreditation include almost all the analyses detailed in their price schedule. The company has been approved by Australian Quarantine and Inspection Service or AQIS for the receipt and treatment of samples from interstate and overseas. In addition, Genalysis is an associate member of the Association of Mining and Exploration Companies Inc., and a Member of the Standards Association of Australia.

The head office and laboratory in Maddington, Australia has an extensive range of facilities that include low-level preparation and digestion laboratories, state-of-the-art instrumentation such as ICP-OES and ICP-MS, atomic absorption spectrometry, fire assay, Bulk Cyanide Leach, Partial Leach Technology, etc. Genalysis has also established sample preparation operations in Kalgoorlie and Adelaide, both offering separate and dedicated low-level and ore-grade facilities.

To enhance quality control, Genalysis created a single large laboratory where all the analytical tests are conducted. Replicating at least 10% of all the work done - 4% duplicates and 6% selective repeats - was also done to monitor the accuracy and precision of the analysis. (Source: http://www.genalysis.com.au/genalysishomepage.htm).

12.4                      Densities

Procedures for density sample collection were patterned in accordance with the specifications stipulated in TCVN 1772:1987, a Vietnam Standard for material testing.  Samples collected represent the ore zones and hanging wall and footwall waste zones.

Weights were initially recorded after drying the samples for 2 hours in a 150ºC drier. The samples were then saturated by immersing into water for another 2 hours and then weighed in air and in water. These computed weights were then used for the derivation of the dry bulk density of the samples.

12.5                      Quality Assurance and Quality Control

•	Geochemical Standards

Olympus uses internal certified standards from ROCKLABS Ltd., of Auckland, New Zealand. They are certified and prepared by Malcolm Smith Reference Material Ltd., of No.2 Morriage Place Auckland 10, New Zealand. Olympus uses five Internal Certified Standards with Au assay values in the range of 1.801 g/t Au – 8.367 g/t Au. These reference materials are:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	SI15 – 1.805+/- 0.028 g/t Au

o	SJ10 – 2.643 +/-0.028 g/t Au

o	SK11 – 4.823 +/- 0.05 g/t Au

o	SL20 – 5.911+/- 0.073 g/t Au

o	SN16 – 8.367 +/- 0.087 g/t Au

o	SN34 – 5.893 +/- 0.057 g/t Au

o	SI25 – 1.801 +/- 0.057 g/t Au

The origin of the reference material are feldspar and pyrite with minor quantities of finely divided gold and silver containing minerals that have been screened to ensure there is no gold nugget effect.

Olympus inserts two internal certified standards in each batch of around 30 samples sent to the laboratory.

The following charts show the standards inserted by Olympus and analysed by MAS compared with the 5% tolerance recommended by Hellmann and Schofield as being acceptable.

Figure 20 - Gold Chart for Rocklabs SI15 Reference Material to Figure 26 - Gold Chart for Rocklabs SI25 Reference Material shows the gold scatter plots of the other reference materials used during the years 2004 to 2008, all assayed by MAS.

Figure 20 - Gold Chart for Rocklabs SI15 Reference Material

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 21 - Gold Chart for Rocklabs SI10 Reference Material

Figure 22 - Gold Chart for Rocklabs SK11 Reference Material

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 23 - Gold Chart for Rocklabs SL20 Reference Material

Figure 24 - Gold Chart for Rocklabs SN20 Reference Material

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 25 - Gold Chart for Rocklabs SL34 Reference Material

Figure 26 - Gold Chart for Rocklabs SI25 Reference Material

Based on these figures, almost half of the samples readings for every reference material fall outside the limits set by Rocklabs. Most of these, however, are within the generally acceptable ±5% range, (green lines) whilst only 3 SI15, 8 SJ10, 6 SK11 and 1 SL20 samples fell outside the limit.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

A possible reason why many of the samples did not fall within the range set by Rocklabs can be traced to the statistical parameters considered for the computation of the recommended grade and the 95% confidence interval of the reference materials. Samples considered as outliers were excluded as based in the principles set out in Sections 7.3.2-7.3.4 of ISO 5725-2: 1994. In general, the effect of this omission gave a more accurate and precise estimate on the true value of the sample, but more difficult to attain for the exploration companies because it made the confidence interval narrower.

Comparing the analyses done by the different laboratories for these standard samples, it appears that McPhar Geoservices gave the most accurate and precise data; most of their assays of the standard samples are within the range set by Rocklabs. On the other hand, although the assay values obtained by the other laboratories are outside the interval set by Rocklabs; their results are still accepted and considered valid because most of their sample points still fell within the generalized 5% margin of error. Still, prudent checking was made for assay batches with accompanying anomalous results for standard samples.

Examination of analyses of reference material from 2007 to date shows similar trends with all values within the 5% acceptable variance.

•	Duplicates

As part of Olympus’s quality control procedure field duplicate samples are inserted at random at the rate of 2 per batch of around 30 samples. These samples are derived by splitting out 500 gram after the whole sample has been hammer milled to <1mm. Each duplicate sample is assigned a unique number that can be related to the primary sample number and tracked through the system.

Validation of field duplicate samples involved the double checking of the database using the validated assay database. The laboratory duplicates or repeat samples were cross referred to the individual assay certificates, as these do not form part of the assay database. During the exploration period to 31 January 2008, 385 samples were duplicated for assaying. Laboratory counterpart totals to 770 re-assayed samples.

The two succeeding figures illustrate the logarithmic plots of field and laboratory duplicates. Logarithmic plotting was used instead of linear correlation because of tight spacing among sample points making linear graph ineffective for interpretation and presentation. The red line shows the ideal trendline for a perfect original-duplicate sample result, derived from the equation y=mx+b where m is the slope which is equal to one and b is the y-intercept equal to zero.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Sample points for the field duplicates show a good correlation between the original and replicate samples. The distribution is nearly patterned to the ideal linear trend line, with few sporadically scattered points but still close to the line. Grades in the lower limits, however, show more sample dispersion signifying lesser replication of grades of the original samples. The higher variation between the original and duplicate grades of samples within this zone can be considered normal, since this is already near and within the detection limit zone. As noted by H&S, assay values are unlikely to be accurate unless values are well above the detection limit.

A similar pattern was observed in the repeat assaying conducted by the laboratory. It can be clearly noted here that the replication of values becomes more precise and accurate at higher grades.

Figure 27 - Logarithmic Correlation of Field Duplicate Samples

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 28 - Logarithmic Correlation of Laboratory Duplicate Samples

•	Blanks

Since Olympus commenced exploration and up until 2008, some 400 blank samples had been sent for assaying. Results show minimal contamination. The average grade of the 400 re-assayed blank samples is below the detection limit. Using 0.005ppm grade as representation of gold grade below detection limit (which was also used by H&S in their 2003 report), the average grade of the blank is 0.008 ppm. A plot of blank samples is shown in Figure 29 - Scatter Plot of Blank Samples.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 29 - Scatter Plot of Blank Samples

Out of the 400 times the blanks were re-assayed, only 45 samples or 15% of the total number of samples were detected, with mean grade of 0.024 ppm. Grades of these samples range from 0.01 to 0.095 ppm (<10x the detection limit); majority falls between 0.01 to 0.03 ppm. The batch of samples that gave this highest value (batch number 2002029) and the standard sample assays were reviewed. The standard sample accompanying this blank yielded results (14.0 g/t Au, 16.9 g/t Ag vs. the recommended grade of 13.89 g/t Au and 16.9 g/t Ag vs. 17.08 g/t Ag), close to the recommended values. So the specific sample might be contaminated but as the sample results belonging to this batch are reliable, the confidence in the laboratory reliability is high.

H&S reported in 2003 that the Phuoc Son drill samples were slightly contaminated as shown by the 0.0125 average grade of blank samples. After 2004, blank samples yield an average grade of 0.006 g/t Au, a reflection of the more cautious and more intensive implementation of sampling procedures.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 30 - Plot of Blank Sample Assays with Grades > Detection Limit

•	Umpire Sampling

Umpire samples are selected randomly at a rate of around 10% of the assays from MAS. These pulps are now sent to Genalysis in Perth, but prior to 2005 were sent to both Analabs and Genalysis.

H&S during their audit in 2003 noted the absence of umpire samples. This has been addressed, with a total of 134 samples sent for assaying, analysed by Analabs and Genalysis.

Figure 31 - Bar Graph Comparing Original & Umpire Assays is a bar graph comparing gold assays of the original and umpire samples.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 31 - Bar Graph Comparing Original & Umpire Assays

From Figure 31 - Bar Graph Comparing Original & Umpire Assays, there is a generally high variance in gold assays for high grade samples, wherein umpire samples (sample sequence1-61) yield higher results than that of the regular samples. Beyond sequence 61, original samples with >10 ppm Au grades are relatively slightly higher than the umpire samples. Samples with grades within less than detection limit to 10 g/t Au showed a good grade correlation.

Figure 32 - Logarithmic Plot of Original & Umpire Samples shows the logarithmic plots of the samples being correlated. In this graph, samples with gold grades ranging from < 0.01 to 10 ppm were better illustrated.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 32 - Logarithmic Plot of Original & Umpire Samples

Figure 32 - Logarithmic Plot of Original & Umpire Samples shows that umpire samples close to the detection point of 0.01 ppm yield higher results than the original samples. The two left most points in the graph show highly varied sample pairs, with umpire yield 0.03 ppm and 0.08 ppm, compared to original assays of 0.69 ppm and 2.85 ppm respectively.

Reliability and validity tests were calculated to assess the relationship of umpire and original samples. This test was conducted using the 95% confidence level, run not only on the raw data, but also by transforming these samples into their logarithmic equivalents. From these tests, the correlation coefficients, namely the Pearson and intra-class coefficients were computed. The Pearson coefficients yield 0.976 for the raw data analysis, and 0.924 for the log-transformed data, which are close to the computed intra-class coefficients of 0.969 for the raw data computation and 0.917 for the log-transformed calculation. Since all the computed correlation coefficients are close to 1.0, it suggests that the umpire and original sample assays are closely to very closely varied, implying a good direct linear relationship between them

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Security

Olympus’ security procedures provide for all drill core to be removed from drilling sites to secure sample preparation facilities at the field office Kham Duc as soon as practical under the supervision of the site geological staff.

The core logging and sample preparation areas are manned during working hours and locked at night. The sample preparation and logging areas are under the supervision of the senior site geologist, junior geologist and sample preparation supervisor. The Company employs on site security personnel and only authorised persons may enter the compound.

All samples are packaged in sealed paper bags and placed in secure steel boxes. These sealed boxes are locked and then transported by Olympus staff to Da Nang with the accompanying sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger. The samples are then air freighted using TNT to the MAS Laboratory in Bangkok, Thailand or other laboratories as appropriate. The laboratory is required to notify Olympus if the samples do not arrive with the Olympus seals intact and to retain all seals so that a probable Chain of Custody is available.

Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report and undertaken by Olympus conform to the expected mining industry standards.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

13.0    DATA VERIFICATION

13.1                      General

The site visits conducted by Stevens and Associates and Terra Mining consultants included a number of checks on data verification including visiting drill sites and key geological outcrops at Bai Dat, Bai Go and the northern extensions of Bai Go, reviewing existing reports on geology and mineralization and observing that the data fits the current mineralization and geological models for consistency with the resource modeling, site visits and review of plant layout options, underground inspection of the Bai Dat decline, (at around 142 metres at time of last visit) and inspecting location of future waste dumps and planned tailings storage facility.

13.2                      Drillhole and Sample Location

A representative number of drill sites were inspected at the Phuoc Son project. All holes inspected had the collars set in concrete with the drillhole number, depth, declination, and start and completion date recorded. These were photographed and the coordinates recorded with a hand held GPS unit (Garmin e-Trex Vista). Small discrepancies between the GPS readings and the surveyed positions in the database are consistent with accuracy limits of the handheld GPS and vegetative cover. Following completion of the infill drilling at Dak Sa surveying of the new drill hole positions was completed along with several other older holes where minor discrepancies had been noted due mainly to elevation differences between original surface and excavated surface of the drill pads.

13.3                      Geological Logging

Drill core from several holes was reviewed by Terra Mining Consultants/Stevens & Associates with the physical rock in the core boxes compared with lithological descriptions in the drill logs. These were then checked against the lithological data entered into the database for the geological modelling.

Terra Mining Consultants/Stevens & Associates are satisfied that the drillhole logging has been carried out in a professional manner, the data recorded and entered consistently into the database and is to accepted industry standards.

Holes physically checked were chosen as representative of Bai Dat, Bai Go, Northern extensions of Bai Go and also Bai Chuoi, which lies between Bai Dat and Bai Go. These were also examined in light of detailed examination of the drill sections produced by Alexander, 2006 and modified by PSGMC staff in 2006 and upon which some preliminary resource models had been based.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Details of holes examined are listed in Table 19 - Drillholes Geologically Check Logged by Terra Mining/Stevens & Assoc.

Hole No	Area	Task	Observations
DSDH030	Bai Dat	145 - 155 metre – check continuity with main ore zone	151 – 152 metres at 0.44 g/t Au, 5 cm wide quartz vein breccia with sulfides. Same character as the main Bai Dat Vein. Conclude reasonable to use this geology and correlate to the main zone in DSDH091
DSDH091	Bai Dat	150 – 165 metres – check & compare with DSDH030
HW in marble (finely laminated recrystallised limestone. Relict primary sedimentary texture?) Contact with the high grade ore sharp and competent. Ore consists of massive sphalerite, galena within quartz vein breccia, Very similar to the narrow zone in drillhole DSDH030.

DSDH035		120 – 125 metres – check continuity with DSDH030	Brecciated quartz vein with sulfides consistent with DSDH091 and DSDH030
DSDH134	Bai Dat	50 – 65 metres – check up dip extension from DSDH08
55 – 58 metres low gold and anomalous base metals. From 56.8 – 59.2 metres silicified brecciated graphitic schist. Note: Open folds (D2) in calcareous chloritic schist. Below have well foliated phyllite.

DSDH008	Bai Dat	70 – 75 metres – check visual character cf DSDH134	Quartz vein breccia within earlier silicified zone similar to DSDH134
DSDH033	Bai Dat	220-225m – check continuity from DSDH125	Note shear zone from 217 to 220.7 metres. Quartz vein breccia present at 222.6 - 224.2 metres
DSDH125	Bai Dat	196 – 212 metres compare with DSDH033. Look at hanging wall shears in terms of dilution model
Note: Quartz breccia with anomalous gold from 200.1 to 200.35m same character as with other holes. Generally HW contact is in foliated marble and quite sharp. Rare instances of shearing. Some areas where HW in schist but all appears reasonably competent.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Hole No	Area	Task	Observations
DSDH230	Bai Dat	Bai Dat stepout/infill	Note ore zone at 259 to 261.2 metres with visible Au within sphalerite at 260.8 metres.
All Holes	Bai Go	Look for evidence of faults, dyke and effect on interpretation. Angle to core axes etc. Look at logged fault up dip of dyke.
DSDH048	Bai Go	35 – 45 metres – evidence of fault	Confirmed presence of fault. Quite oxidised and friable.
DSDH048	Bai Go	50 – 70 metres – evidence of fault
Note fault between 60.8 and 64.85. Upper contact at 45 [0] to ca, lower contact at 10[0] to ca. In between highly broken and friable. Both contacts parallel to schistosity. Nature of fault similar to one in Bai Dat decline. If cross cutting schistosity as proposed then will see some slickensiding on margins as observed. Conclude post mineral and not parallel to schistosity

DSDH048	Bai Go	80 – 95 metres – ore zone and hanging wall competency	HW fresh competent schist, ore zone with visible gold at 93 metres, silicification almost total replacement, fractured and infilled with quartz and sulfides incl. sphalerite.
DSDH048	Bai Go	115 – 130 metres – HW in qz vein, ore cont & nature of contact with mafic schist	HW looks OK and within massive silicified quartz zone. Au occurs in small zones of crackled quartz with irregular veinlets with salmon pink colored pyrrhotite / pyrite / galena / sphalerite.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Hole No	Area	Task	Observations
DSDH062	Bai Go	80 – 110 metres – HW, evidence of fault, ore zone character and mafic schist.	Shear in quartz vein, at 94.35 – 95.0 metres, probable fault has different character here because of rheological differences. At 106.6 -106.8 metres – broken silicified rock.
DSDH070	Bai Go	90 – 100 metres – Dyke and Fault
Upper contact of dyke sharp and clean with schist. Lower contact zone shows brittle fracturing at 10[0] to ca indicating steep fault. Lens of quartz in dyke is xenolith within dyke and should not be used to correlate vein from other holes.

DSDH070	Bai Go	135 – 142 metres – Zone 3 and RQD within quartz vein zone wrt grade control etc
134 – 138 metres - broken quartz vein, possible post mineral fault. At 154 – 156 metres – Lower contact with quartz vein is a classic tectonic breccia with highly angular poorly sorted quartz clasts in a fine comminuted quartz matrix. Friable. Clearly post mineral.

DSDH067	Bai Go	100 - 110 metres – dyke, faults and quartz zone	Dyke at 106.7 to 114 metres. No faults but quartz vein xenoliths up to 30 cm. Clearly showing dyke is post mineral.
DSDH067	Bai Go	125-150m check mineralization contacts
Contacts sharp, quartz with Au generally has sulfides present. 139-145 metres -friable and probable fault. Zone 3 at approx 134 to 135 metres is sulfides in schists, connected to quartz zone of halo effects, porphyroblasts of sulfides developed in partings in foliae.( Prob. syn-metamorphic)

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Hole No	Area	Task	Observations
DSDH093	Bai Go	130 – 145 metres – check Zone 2 contacts and RQD	130 – 145 metres - contact at 132.6 metres with qz and HW schist. Well foliated but OK. Shearing within quartz vein at 10[0] to ca.
DSDH045	Bai Go	110 – 140 metres – check ore Zone 2, shearing in FW, HW, RQD
Ore zone within the thick massive silicification/quartz vein. HW schist OK as elsewhere. Generally ore occurs as sulfide rich irregular zones within the quartz. Usually more sulfide rich. Therefore once mine geo has eye in with combination of geochem and visual obs of sulphide do not see any particular prob with grade control.

DSDH155	Bai Go	90 – 125 metres – check Zone 2 and 3 differentiation, RQD and ore zone.	96 – 108 metres – Note sulfide rich schist with gold mineralisation on HW of gold mineralised quartz. May be gold mineralisation halo effect. Fluid moving along foliae during mineralisation event.
DSDH219	Bai Go North	350 – 380 metres – check character of high grade zone.	Massive silicification and sulfides along fractures within quartz. Visible gold observed. Very similar to Bai Go mineralization.
DSDH046	Bai Chuoi	Check mineralization style.	Note different style of mineralization with gold but little basemetal. More As rich. Appears to be crackling within silicification with pyrrhotite/pyrite as fracture infilling.
DSDH078	Bai Go	245 – 250.1 metres – compare with Bai Chuoi style
Similar style to Bai Chuoi. Strongly silicified schist with irregular zones of pyrrhotite/pyrite av. 8 to 12 g/t Au. No quartz veins as such, but mineralization parallel to schistosity. Possible evidence of two styles of gold mineralization, one basemetal rich with quartz as opposed to As rich but less quartz?

Table 19 - Drillholes Geologically Check Logged by Terra Mining/Stevens & Assoc.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

13.4                      Sample Data Verification

Olympus store all original signed assay sheets in the Da Nang head office in locked shelving units the security for which is the responsibility of the Exploration Manager. Sample data verification was undertaken on samples selected from randomly chosen drill holes dating from 2006. The samples were tracked through from original signed assay sheets to the Company’s sample dispatch sheets, sample tags and the database to confirm accurate data transfer and database integrity.

Table 20 - Randomly Chosen Database & Assay Sheet Verification List lists the assays randomly chosen for database verification with the original assay sheets from the laboratory.

SAMP NO	TYPE	BHID	FROM	TO	ASSAY	LAB	DATE	VALID
97585	Control	DSDH217			6.09	MAS	25/07/07	OK
97553	Control	DSDH218			6.17	MAS	25/07/07	OK
97542	DC	DSDH218	379	380.3	2.85	MAS	25/07/07	OK
97565	DC Duplicate	DSDH218	364.1	365.8	5.79	MAS	25/07/07	OK
97538	DC	DSDH217	258.8	260	4.01	MAS	21/07/07	OK
97483	DC	DSDH217	363.45	364.3	50.6	MAS	20/07/07	OK
97361	Umpire Sample				25.94	GEN_LYS	14/06/07	OK
97186	Control	DSDH044			5.88	MAS	3/05/07	OK
97037	DC	DSDH211	363.79	364.1	5.63	MAS	7/04/07	OK
96733	DC	DSDH209	294.85	295.96	22.1	MAS	6/02/07	OK
96703	DC	DSDH208	291.57	292.6	11.1	MAS	18/01/07	OK
95133	DC	DSDH177	81.4	82.14	38.8	MAS	7/08/06	OK

Table 20 - Randomly Chosen Database & Assay Sheet Verification List

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

13.5                      Database Validation

Terra Mining Consultants/Stevens & Associates undertook check assaying on high grade zones from randomly selected drill holes within the Bai Go, Bai Dat and Bai Chuoi areas. Samples were prepared in the Kham Duc sample preparation facility and dispatched to SGS Laboratories in Waihi New Zealand for comparative analysis of gold and silver. Holes selected were from 2005 onward as WGM had validated the data to 31 December 2003.

Table 21 - Original Assay Data Selected for Check Sampling By Terra Mining Consultants/Stevens & Assoc. lists the original assay results for the check holes and Table 22 - Check assay data from SGS Waihi, New Zealand lists the check assays redone by Terra Mining Consultants/Stevens & Assoc.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Sample No	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH146	Bai Go	100.15	101.2	1.05	93424	29.1	4.2
DSDH149	Bai Go	160.00	160.83	0.83	93644	2.84	38.2	5.68	0.38
DSDH124	Bai Dat	164.3	165.65	1.35	91657	7.8	5.3	0.4	0.4
DSDH126	Bai Dat	170.0	171.4	1.4	91757	73.2	28.1	1.87	3.0
DSDH213	Bai Go Nth	262.4	263.65	1.25	97247	15.7	5.1	0.2	0.09

Table 21 - Original Assay Data Selected for Check Sampling By Terra Mining Consultants/Stevens & Assoc.

Drill Hole	Area	From (m)	To (m)	Interval (m)	Sample No	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DSDH146	Bai Go	100.15	101.2	1.05	97877	17.50	2.6	0.006	0.004
DSDH149	Bai Go	160.00	160.83	0.83	97878	1.72	30.0	>1.2	0.3
DSDH124	Bai Dat	164.3	165.65	1.35	97879	7.30	6.5	0.45	>0.4
DSDH126	Bai Dat	170.0	171.4	1.4	97880	76.00	23.0	1.2	>0.4
DSDH213	Bai Go Nth	262.4	263.65	1.25	97880	14.90	5.6	0.33	0.05

Table 22 - Check assay data from SGS Waihi, New Zealand

The check assays carried out by Terra Mining Consultants/Stevens & Associates were derived from diamond sawn ¼ core of the remaining half core sample. It is noted that there are some differences between the original and check assays as shown in the tables above.

This is to be expected when dealing with relatively high gold grades and analysing from the remaining split core. This is most likely due to variability in distribution of mineralisation through the ore zone and the sometimes coarse nature of the gold and base metal mineralization.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

However, the results do show some consistency in that where the primary grades are high the check assay is also high. From this aspect there is some consistency.

Terra Mining Consultants/Stevens and Associates are satisfied that the data is valid and confirms the presence of gold mineralization in the project area. This along with the observation by Terra mining Consultants/Stevens & Associates of visible gold in a number of drillholes at Bai Dat, Bai Go and Bai Go North provides further confirmation of the gold and basemetal mineralization in the deposits.

Other database validation is covered in Section 17 of this report.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

14.0    ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Phuoc Son property.

The nearest property of economic significance is the Bong Mieu project of Olympus, located some 75 kilometres east-south-east of Phuoc Son, and with announced total resources of 664,500 contained ounces gold. This figure rises to 833,500 ounces when the gold equivalent value of tungsten in the Bong Mieu East deposit is included. (Olympus Pacific Website: www.olympuspacific.com.)

The Sepon project of Oxiana Limited, located some 100 kilometres to the NNW in Laos, currently has resources of 3.8 million ounces gold and 0.9 million tonnes of copper (Oxiana website: www.oxiana.com.au).

Bong Mieu, Phuoc Son and Sepon are all located near or on the North-West trending Phuoc Son – Tam Ky Suture which has been a locus for mineralization since the Pre-Cambrian.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

15.0    MINERAL PROCESSING & METALLURGICAL TESTING

15.1                      Introduction

Metallurgical testwork and a number of studies have been undertaken on each of the deposits to some level since 2002. These have lead to a finalized process design. A summary of the testwork and results to date follows. The information has been extracted from the Micon report of 2004 and/or from Olympus documentation.

The results of all the test work to date have lead to an optimum process route  comprising three stage crushing, ball milling, gravity, classification, regrind, flotation, intense cyanidation, filtration, electrowinning and smelting with detoxification of tailings.

Additional testwork is in progress and most preliminary results have been received. Most of this testwork is to increase the level of confidence on the process design with respect to the North Deposit (Bai Go).

15.2                      Metallurgical Testwork

15.2.1	Description of Testwork Programs

Initial Testwork – Between August 2002 to January 2003:

Program included gravity concentration, flotation (including bulk, differential and cleaner), cyanidation and Bond Work Index work, on samples from the South Deposit (Bai Dat) and North Deposit (Bai Go), and was completed in Vancouver, Canada, by Beattie Consulting Ltd (BCL) and West Coast Mineral Testing (WMT) Inc under supervision of consultant, Mr. Gary Hawthorn.

Second Program – Between April to May 2003:

Work to determine the applicability of a conventional gravity / cyanidation process route, as well as to gain further knowledge of the physical properties of the ore was carried out by Independent Metallurgical Laboratory (IML) in Perth, Western Australia.

Third Program – Between June to October 2004:

Laboratory metallurgical tests were conducted on Bai Dat and Bai Go mineralisation, by Gekko and Ammtec Ltd (under Gekko supervision). Tests conducted included Bond Work Index determinations, gravity separation, gravity separation in combination with bulk sulphide flotation and intensive cyanide leaching.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Fourth Program - Between March 2005 to July 2005:

A series of testwork was conducted by SGS Lakefield Research Limited on a sample of ore from South Deposit (Bai Dat). This included metallurgical testwork comprising, ore hardness characterization, gravity and flotation recovery of gold, in-line leach simulations, electrowinning testing, as well as environmental characterization of the tailings, and mineralogical examination.

Fifth Program - Between July 2006 to January 2007:

Work conducted by Gekko Systems was reported in two stages with an interim Phase 1 Report dated 2 January 2007 and the Phase 2 Report dated 9 February 2007. The Gekko program provided for Bai Dat gravity, flotation, leaching, electrowinning, filtering, settling and detoxification tests. A Mineralogy Report by Burnie Research Laboratory dated February 2007 was also submitted.

Sixth Program – Between November 2007 to January 2008:

Three PQ diameter drill holes (DSDH 228, DSDH 229 and DSDH 231) were drilled at Bai Go for metallurgical testing. The ore zones were composited and sent to Ammtec, Perth, under the direction of Dr Jim Kyle of Battery Limits, a Perth metallurgical consultancy.  Comminution and leaching testwork is being finalised with preliminary results available.

A second composite sample (205 kg) has been sent to Ammtec for extraction testing. This composite sample was derived from drill core taken from 26 diamond drill holes at North Deposit (Bai Go) with known assay values.

These investigations are being carried out to confirm the amenability of the North Deposit (Bai Go) ore to the selected process route comprising gravity, flotation and intensive leaching, as well as to determine the optimum process route for the North Deposit (Bai Go) ore which is planned to be mined from the third year of production.

15.2.2	Ore Characteristics

The mineralisation at the South Deposit (Bai Dat) and North Deposit (Bai Go) is hosted in fractured brecciated quartz veins and comprises gold and silver values with variable sulphides. At the South Deposit (Bai Dat) the main sulphides are pyrite (major), galena (major), sphalerite (major), pyrrhotite (minor) and chalcopyrite (minor). By contrast the North Deposit (Bai Go) has less sphalerite as reflected in the lower zinc content of the resource, trace stannite (Cu2FeSnS4) and local extensions of gold mineralization in silicified fractured wall rock. Mineralogically, there is little to distinguish between the two deposits apart from the lesser sphalerite at the North Deposit (Bai Go).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

15.2.3           Feed Grade Analysis

Early Testwork to 2006

Multi-element ICP analyses were completed by four laboratories and these results are shown in Table 23 - Metallurgical Testwork: Multi-Element Analyses.

	IML	BCL	GEK	SGS
Element	(ppm)	(ppm)	(ppm)	(ppm)
Au	32.3	15.5	32.9	21.3
Ag	35	14.2	25	53.8
As	10.3	<5		<30
Cu	59.0	55.0	105	27
Cd	741	200		600
Cr	270	148		110
Fe	34,400	26,000		21,000
Mn	526	446		260
Mg	13,400			5600
Pb	28,200	6,000	21,500	63,000
Sb	24	<5		38
Sr	101	105		24
W	2115	1,000		n/a
Zn	33,200	7,000	67,300	30,000

Table 23 - Metallurgical Testwork: Multi-Element Analyses

The BCL sample assays are closest to the average grades expected from the resource. The ore grade mineralization was sourced from holes across the orebody and the results are considered the most representative of the samples tested. The other samples tested were significantly higher in sulphide content and not necessarily representative of the deposit.

Testwork in 2006/Early 2007

Representative feed grade material was chosen from three drillholes from the North Deposit (Bai Dat), and was sent to Gekko’s Laboratory in early October 2006. These were selected to better represent the feed to the Plant in the initial years of production. Grade analysis details are:

Element	Testwork grades	Design Criteria Grades
Au	15.4 g/t	12.0 g/t
Ag	5.0 g/t	21 g/t
Pb	0.45%	1.7%
Zn	1.45%	0.6%
C	1.1%

Table 24 - Metallurgical Testwork: 2006 Testwork Analyses

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Testwork in 2007 to Early 2008 on North Deposit (Bai Go) Samples

The North Deposit (Bai Go) samples were analysed by Ammtec and gave the following results, as detailed in Table 25 - North Deposit (Bai Go) Feed Grade Analysis.

Element	Extraction Composite #1	Extraction Composite #2
Au1, g/t	2.44	4.42
Au2,g/t	2.55	4.29
Ag, g/t	0.5	7.1
As, ppm	18	34
C total, %	1.21	1.12
C organic, %	0.16	0.12
CO32-, %	5.25	5
Cu, ppm	89	171
In, ppm		0.22 / 0.22
Ga, ppm		5.8 / 6.0
Pb, ppm	2.91	5,643
S, %	3.57	2.96
Zn, ppm	50	478

Table 25 - North Deposit (Bai Go) Feed Grade Analysis

Notes on the table above:

•	Extraction Composite #1: sourced from two metallurgical drillholes DSDH231 (106.77 – 108.00 metres) and DSDH229 (102.35 – 105.50 metres).

•	Extraction Composite #2: Selected drill core from 26 drillholes with known assays.

15.2.4	Mineralogy

Burnie Research Laboratory – February 2007:

BRL microscopically examined a gravity concentrate comprising a hundred individual grains containing sulphide that were selected from each of the following size fractions – 300+212µm, -212+106µm & -106+53µm. As the gravity concentrate assayed 270 g/t Au, it was expected that the mineralogical work would be able to detect gold. However, no gold occurrences were detected in the quantitative logging, so the entire fine fraction (-106+53 µm) was examined for gold occurrences. This size fraction contains 21% of the mass and ±40% of the gold as, seen in Figure 33 - Metallurgical Testwork: Gold Sizing in Gravity Concentrates. Five (5) gold grains were detected, 3 liberated and 2 hosted by sphalerite. So in this particular size fraction, the majority of gold detected was liberated.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 33 - Metallurgical Testwork: Gold Sizing in Gravity Concentrates

The other size fractions have not been analysed in this fashion. However, the high recovery from the intensive leaches (88-98% recovery @ 24-hour retention without concentrate regrind) indicates that gold in gravity concentrate occurs in a metallic form with little or none in solid solution as the gold is generally liberated.

Earlier Mineralogical Investigations:

Work by WMT indicated that:

•	Gold particles are in the 50 – 100 µm range for Bai Dat and 10 – 40 µm range for Bai Go.

•	The silver (Ag) is associated with galena – no silver minerals observed.

•	At moderate grind sizes there is only minor locking of sulphides with gangue.

•	Gangue minerals observed were predominately carbonate and not quartz.

Work by SGS indicated that:

•	Gravity concentrate – 90% of gold grains were liberated with a wide variation in sizes 7 to 335 µm.

•	Flotation concentrate – 80% of gold grains were liberated with a size range of 1 – 56 µm.

•	Leach residue – no free gold observed. Au occurred as inclusions locked in pyrite.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

15.2.5                      Comminution Testwork

Earlier Testwork:

o	A Bond ball mill work index reported by WMT at a final product size of 80% passing 59 µm, gave a result of 17.5 kWh/t

o	Crushing and abrasion work index tests were completed by IML on Bai Go ore – the CWi = 10.0 kWh/t and the Ai = 0.55

o	A BWi by Ammtec in 2004, at a final product size of 80% passing 97 µm, measured 19.7 kWh/t

o	A BWi by SGS in 2005 at a final product size of 80% passing 89 µm measured 16.5 kWh/t

These results show that the ore is in the hard range.

2006 and 2007/2008 Testwork:

•	Comminution Comparison Tests:

The Gekko and Ammtec work indicates that the North Deposit (Bai Go) ore has comparable comminution characteristics with South Deposit (Bai Dat) ore. The Comminution equipment as selected, based on the South Deposit (Bai Dat) criteria, can handle both ores. Comparisons below lists the results of the comminution work.

Description	Bai Dat (Gekko Criteria)	Bai Go

Low Impact Crushing Index	13.6	12.1
Abrasion Index	0.6	0.267
Specific Gravity	2.75	2.76
Bond Ball Mill Work Index	18.0	16.5
P 80 µm	75	84

Table 26 - Comminution Test Comparisons

•	North Deposit (Bai Go) Comminution Results:

Description	Result
Average Specific Gravity	2.76
Bond Abrasion Index (Ai)	0.267
Impact Work Index kWhr/dry tonne	12.1
kWhr/short tonne	11.0
Bond Rod Mill Work Index (kWh/dry tonne)	18.1

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Result
Ave. Eq. C.L., %	100.00
Bond Ball Mill Work Index	16.5
P80 µm	84
Ave. Equilibrium Circulating Load, %	250

Table 27 - North Deposit (Bai Go) Comminution Results

•	SAG/Autogenous Mill Parameters from DW Test Results:

Ore Type	A	b	A x b	ta
Comminution Composite	46.90	1.18	55.3	0.67

Table 28 - SAG/Autogenous Mill Parameters from DW Test Results

The Comminution Composite data contain no evidence of bimodality in the relative density distribution, that is, no evidence of a dense component that could concentrate in the mill load and cause power problems, resulting in a loss of throughput.

15.2.6	Extraction Testwork

•	South Deposit (Bai Dat) Size Grading

Results from IML Testwork (Stage 2 – May 2003):

A head sample was ground to P80 250 µm and size analysis completed. This indicated that the Au distribution follows mass distribution.

Results from SGS Testwork (July 2005):

A head sample was pulverised and screened at 106 µm. The distributions are shown in Table 29 - Metallurgical Testwork: Gold Distribution @ 106 µm Au Distributions

	Weight (%)	Assays (g/t)	% Distribution Au
+106 µm	5.8	136	37.0
-106 µm	94.2	14.3	63.0

Table 29 - Metallurgical Testwork: Gold Distribution @ 106 µm

•	North Deposit (Bai Go) Extraction Tests

Direct cyanide leach tests for 48 hours with oxygen sparging provided the outcomes in Table 30 - North Deposit (Bai Go) Direct Leach Tests.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

	Au g/t		Ag g/t		% Recovery		Reagents
	Head	Tail	Head	Tail	Au	Ag	NaCN	Lime
							kg/t	kg/t
Composite 1
- Assay	2.44		0.5
- Calc	2.70	0.066	0.6	0.12	97.56	81.30	1.42	0.63
Composite 2
- Assay	4.42		7.1
- Calc	4.32	0.095	6.9	4.1	97.80	40.35	1.39	0.51

Table 30 - North Deposit (Bai Go) Direct Leach Tests

Carbon in leach tests for 48 hours with oxygen sparging provided the outcomes in Table 31 - North Deposit (Bai Go) Carbon in Leach Tests.

	Au g/t		Ag g/t		% Recovery		Reagents
	Head	Tail	Head	Tail	Au	Ag	NaCN	Lime
							kg/t	kg/t
Composite 1
- Assay	2.44		0.5
- Calc	2.49	0.07	0.57	0.10	97.18	82.30	1.42	0.63
Composite 2
- Assay	4.42		7.1
- Calc	4.51	0.11	6.8	4.0	97.56	40.83	0.8	0.54

Table 31 - North Deposit (Bai Go) Carbon in Leach Tests

These results show high gold recovery for both composites by either technique (>95%), indicating absence of carbonaceous or other preg robbing elements.  Silver recovery was about 80% for Comp. #1 and 40% for Comp. #2 - also independent of the leaching method.

15.2.7	Gravity Response

BCL / WMT testwork (August 2002):

In the BCL testwork samples were ground to P80 118 & 89 µm and then passed through a Falcon concentrator before being panned. At WMT, panning of a coarse grind P50 75 µm was also completed. The results are shown in Table 32 - Metallurgical Testwork: Gravity Recovery Results.

	Grind P80 µm	Wt (%)	Au (ppm)	Ag (ppm)	Fe (%)	Pb (%)	Zn (%)
Falcon Concentrate 1	118	0.6	1,814	569	20.0	9.01	3.22
Gravity Recovery			68.1	23.2	4.6	8.7	2.6

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Falcon Concentrate 5	89	0.5	2,325	736	22.5	11.8	1.64
Gravity Recovery			70.0	24.6	4.2	7.4	1.0
WMT Pan 1 Concentrate	P50 75	0.3	3,073
Gravity Recovery			45.5
WMT Pan 1 Concentrate	P50 75	0.7	1,274
Gravity Recovery			44.1

Table 32 - Metallurgical Testwork: Gravity Recovery Results

IML testwork (Stage 2 May 2003):

A Wilfley tabling test on a sample at P80 250 µm produced a low weight, high grade and high recovery concentrate. (2.7% mass pull, 702 g/t and 58% Au recovery). Only 5.6% of the Au recovered was free. The tail from the test was ground to P80 106 µm and size analysis indicated 37% of remaining Au was in the +106 µm fraction. The ground tail was passed through a Knelson concentrator once to produce a low mass high grade concentrate. (0.9% mass pull and 911 g/t Au). An additional 25.5% Au was recovered resulting in a total gravity recovery of 83.5% Au.

Three (3) kg of Bai Dat ore was also ground to a P80 of 106 µm and subjected to 3 passes through a Knelson concentrator. A medium mass, medium grade and high recovery concentrate was produced. (10% mass pull, 74 g/t and 90% Au recovery).

Gekko Laboratory Testwork:

Standard Gekko gravity amenability testwork was completed. At a weight recovery of 13%, the corresponding gold recovery was 85%, silver was 69%, lead was 78% at a grade of 13% Pb and zinc was 49% at a grade of 27% Zn. The results are shown in Table 33 - Metallurgical Testwork: Gravity vs. Size Recovery.

Sample	Grind Size µm	Wt Rec %	Conc Grade Au g/t	Au Rec %	Conc Grade Ag g/t	Ag Rec. %	Conc Grade S %	S Rec %
Conc. 1	850	1.9	805	60	521	36	8.7	7
Conc. 2	425	5.1	379	74	287	53	17.6	8
Conc. 3	106	13.1	171	85	148	69	20.0	53
Conc. 4	106	26.7	91	92	80	76	13.2	71
Tails		73.	3	2.9	8 9	24	1.9	29
Feed		100	26	100	28	100	5.0	100

Table 33 - Metallurgical Testwork: Gravity vs. Size Recovery

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

A second phase of gravity separation produced a highly mineralised concentrate with visible galena, sphalerite and pyrite.  However, no free gold was visible. The concentrate contained 72% of the gold, 61% of the silver, 54% of the lead and 30% of the zinc. The mass yield to concentrate was 5.1%, which is below the design figure of 6%.  If the mass yield was increased to 10%, gravity would yield in excess of 80% of Au and significantly more sulphides.

SGS Testwork (July 2005):

A series of gravity tests were conducted over several feed sizes, by passing the ground sample through a Falcon concentrator and then passing the concentrate over a Mozely shaking table. The Falcon concentrate assay wasn’t determined which limits the amount of information available from this test. Abundant gold was visible on the table and gold recovery averaged 55% in all tests, with grind sizes between P80 of 56 and 100µm having no affect on recovery.

Gravity Testwork Implications for Plant Design

The results of the systematic metallurgical testwork show that the Dak Sa ores will respond well to gravity gold recovery techniques. The plant design criterion uses a predicted gravity recovery of 60% although some testwork indicates this could be much higher - as much as 70% to 80%.  The gravity circuit has been designed conservatively to deal with extra gold production by this route should this be necessary.

In general, jigs recover gold down to 150µm.  In order to recover finer gold, a centrifugal separator is required. As most of the gold at Dak Sa is fine, a centrifugal separator will replace jigs to improve gold recovery.

When employing a thickening cyclone circuit, the overall circuit is constrained with regard to the water balance. Feeding the gravity circuit with slurry from the mill discharge hopper, as opposed to the cyclone underflow, avoids the need to dilute the cyclone underflow.

15.2.8	Flotation Testwork

BCL / WMT Tests:

The testwork indicated that a process route using either just flotation or a combination of flotation and gravity, would achieve an Au recovery of around 96% in 10% mass yields. It also showed that pyrite would be difficult to suppress using pH modification.

Gekko Flotation Test:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

A single flotation test resulted in a concentrate containing 18% of the mass, 87% of the Au, 93% of Ag and 98% of Sulphur, at grind size of P80 75µm. Additional flotation tests were conducted on the gravity tailings samples from the progressive grind tabling test. This result are summarised in Table 34 – Metallurgical Testwork: Flotation Test Results.

Sample	Wt Rec (%)	Conc Grade (g/t Au)	Au Rec (%)	Conc Grade (g/t Ag)	Ag Rec. (%)	Conc Grade (S %)	S Rec (%)
Gravity Cons	5.1	379	78	287	67	17.6	24
Float Cons	9.5	42	16	67	29	24.3	62
Total Cons	14.6	160	94	144	96	22	86
Tails	85.4	1.9	6	1	4	0.6	14
Feed	100	25	100	22	100	5	100

Table 34 – Metallurgical Testwork: Flotation Test Results

A second phase, involved a basic rougher flotation test on the gravity tailings increased the recoveries to 95.1% Au, 89% Ag, 95% Pb and 99% Zn, into a concentrate representing 14.7% of the original mass. The overall grade achieved for the combined gravity/flotation concentrate was 124g/t Au, 46g/t Ag, 3.0% Pb and 9.6% Zn. Over 99% of the Sulphur was recovered into the concentrate to produce a flotation tail containing just 0.02% S.

The optimum flotation grind size for gold recovery was found to have a P80 - 75µm.

SGS Flotation Tests:

Rougher flotation tests were completed on gravity tails from primary grinds of 56, 85 and 100 µm. All tests were floated at a natural pH of 7.8, and employed 30 g/t of collector over 15 minutes of flotation time. The combined gravity plus flotation recovery was consistently between 98 – 99% and no variation existed with grind size. The float mass yield was high at between 16 – 20%, which was due to the high sulphide recovery (Pb and Zn). Cleaner tests indicated the mass pull could be reduced to 10% with minimal effect on gold recovery.

Flotation Testwork Implications for Plant Design

Flotation flowsheet developed from:

•	Grind size P80 <75µm.

•	Whole ore rougher scavenger flotation of the cyclone overflows at a slurry density of 32% solids.

Discussion of the flowsheet and equipment sizing are included below.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Residence Time

Flotation residence times have been based on laboratory flotation testwork residence times, with an appropriate scale-up to the plant residence time.

The optimum rougher/scavenger residence time of 30 minutes has been calculated.  In determining the optimum residence time, recovery, power consumption and capital costs trade-offs were evaluated.

Scale-Up

Scale-up of laboratory flotation residence times to an equivalent plant flotation residence time is necessary as there are significant differences between the flotation results obtained in the laboratory when compared to the plant.  Reasons for these differences can be summarised as follows:

•	Bubble surface flux (Sb) differences (surface flux is an expression utilising both the superficial gas velocity and the bubble size).

•	Residence Time Distribution (RTD) differences.

•	Froth recovery (Rf) differences.

•	Mixing and turbulence, including power intensity differences.

•	Liberation and particle size differences.

Typical approaches for scale-up in the literature consider that this value can be estimated by the factor of 2.5, although there are numerous arguments for scale-up factors that range either side of this figure, most of which appear to be ore specific issues.

A scale-up factor of 2.5 has been selected by Olympus for the feasibility study document

Flotation Density

Medium flotation densities have been used for the design, 32% w/w for the rougher feed.  This is based on industry practice for similar ore types in the region and on flotation testwork on Dak Sa ore.

15.2.9	Leaching

Whole-Ore Leach

Results from WMT Testwork (Stage 1):

With sizing of P80 106 µm, 93% and 95% gold recoveries for Bai Dat and Bai Go material respectively were achieved using a cyanide concentration of 5000 ppm. The consumption

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

rate was 5.2 kg/t. A test using combined Bai Dat and Bai Go sample, ground to 75 µm at the lower cyanide concentration of 500 ppm, gave 97% Au recovery.

Concentrate Leaching

Results from IML Testwork (Stage 2 May 2003):

Leaching tests on concentrates from a 3 pass Knelson test were conducted at 10% solids and 1000 ppm CN at atmosphere with no oxygen addition. The results are shown in Table 35 - Metallurgical Testwork: Concentrate Leach Testwork and Figure 34 - Metallurgical Testwork: Concentrate Leach Recovery Times.

	K.C. 1	K.C. 2	K.C. 3
Head Grade, ppm	200.9	49.2	27.1
2 hrs Recovery, %	26.7	36.4	59.8
4 hrs Recovery, %	46.1	57.3	76.4
8 hrs Recovery, %	60.5	74.5	86.4
24 hrs Recovery, %	87.4	92.7	94.7
CN consumed, kg/t	2.93	3.49	3.91
Lime consumed, kg/t	1.28	1.53	1.40

Table 35 - Metallurgical Testwork: Concentrate Leach Testwork

The leaching test was conducted under mild conditions which are representative of a true intensive cyanidation leach. The test data does indicate the presence of slow leaching components.

Figure 34 - Metallurgical Testwork: Concentrate Leach Recovery Times

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Gekko Tests:

A number of intensive cyanidation leaching tests (at 0.5% CN) were completed on gravity and combined gravity-flotation concentrates over 24 hours. This included the addition of 2 kg/t of lead nitrate. The cyanide consumptions were low and this was reflected in the slow leaching times. The results are shown in Table 36 - Metallurgical Testwork: Cyanide Leach Results (Gekko) and Figure 35 - Metallurgical Testwork: Gold Leach Recovery vs. Time.

Sample	Calculated Feed Grade			Leach Extraction			NaCN
	Au (g/t)	Ag (g/t)	Cu (g/t)	Au (%)	Ag (%)	Cu (%)	Kg/t
LDAT (1) G + F Conc	131	95	354	83	10	11	1.1
LDAT (1) G Conc.	144	94	133	44	8	4	0.0
LDAT (2) G Conc.	172	121	201	96	10	3	0.5
G + F Conc	170	137	438	98	24	28	2.2

Table 36 - Metallurgical Testwork: Cyanide Leach Results (Gekko)

The LDAT(1) concentrates leached much slower than the LDAT(2) concentrates. As the leach tests were identical it is suspected that the concentrate sizings were different though this cannot be confirmed as yet. The silver recoveries for all tests averaged 10%.

Figure 35 - Metallurgical Testwork: Gold Leach Recovery vs. Time

The LDAT(1) concentrates leached much slower than the LDAT(2) concentrates. As the leach tests were identical it is suspected that the concentrate sizings were different though this cannot be confirmed as yet. The silver recoveries for all tests averaged 10%.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Regrinding the gravity concentrates to a P80 -110µm, would increase dissolution to 99% Au and 52% Ag in a leach time < 12 hours. In excess of 99% of the sulphur reports to the concentrate and the final flotation tail stream, therefore virtually free of sulphides, minimising environmental issues associated with storing plant tailings.

The leach residue remaining after the intensive leach will contain high levels of potentially valuable sulphide minerals and the flotation response of the minerals is favourable.  Therefore, a small conventional cleaner flotation circuit should be capable of producing a saleable concentrate.

SGS Tests:

Three tests (ICN 1, 2 & 4) were conducted on a combined gravity and flotation concentrate from the GS-4 test which was initially ground to P80 of 56 µm. The test ICN-3 was conducted only on flotation concentrate, using the Gekko intensive cyanidation test method at 2 wt% NaCN. The results are shown in Table 37 - Metallurgical Testwork: Cyanide Leach Results (SGS).

Test	Extraction			CN Con	H2O2 added	Pb(NO3)[2]
	4 hrs Au %	24 hrs Au%	24 hrs Ag %	kg/t	kg/t	g/t
ICN-1	88.7	95	21.6	11.6	4.5	0
ICN-2	95.5	99.2	22.5	36.1	9.3	250
ICN-3	75.8	87.8	20.5	est 5	4.4	250
ICN-4	96.9	98.4	13.2	41.8	17.5	250

Table 37 - Metallurgical Testwork: Cyanide Leach Results (SGS)

The conditions used were successful in extracting 99% of the gold, however only 20% of the silver was leachable. Mineralogy on the tail indicated that non-recoverable gold of less than 5 µm was generally locked in sulphides.

Leaching Testwork Implications for the Plant Design

The high recovery from the intensive leaching indicates that virtually all gold in the gravity concentrate occurs in a metallic form with little or none in solid solution in sulphide minerals.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

15.2.10                      Electrowinning

SGS Testwork:

A batch electrowinning test was completed. Both gold and silver responded well and plated quickly without difficulty.

Gekko Testwork:

Electrowinning tests showed improved metal recoveries over anticipated with gold and silver recoveries exceeding 95%. The improved barren electrowinning solution grade will have a net benefit on the overall solution losses in the circuit.

15.2.11	Detoxification Testwork

Gekko conducted peroxide detoxification tests on intensive leach tailings at 2:1 peroxide to WAD cyanide level. A CN(WAD) level of 12.9 mg/l was achieved within two hours.

15.2.12	Filtration Testwork

Filtering rates increased threefold with flocculant addition at approximately 2,000 kg/m2/h.  The settling rates produced good results with final densities measured at 66% solids.

15.3                      Design Criteria

From the metallurgical testwork to date the following design criteria have been formulated for the process plant. These criteria are summarized in the following tables.

•	Ore Characteristics

	Description	Unit	Value
Physical Data	Bulk Density	t/m3	2.75
	Moisture Content	%w/w	8.0
	ROM Sizing	P100 mm	300
		P80 mm	150
		P50 mm	100
		P20 mm	25
	Crushing Work Index	Avg CWi, kWh/t	13.6
	Abrasive Index		0.6
Ore Grades	Gold - Au	g/t	12 (range 6-17)
	Silver - Ag	g/t	21 (range 12-22)
	Lead - Pb	%	1.7 (range 1.0-2.0)
	Zinc - Zn	%	0.6 (range 0.07-1.16)

Table 38 - Ore Characteristics

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Area 10 Crushing

	Description	Unit	Value
Operating Basis	Operating Days	days/yr	350
	Operating Hours	hrs/day	8
	Availability	%	85
	Total Operating Hours	hrs/yr	3,570
	Throughput	tpa	350,000
		wet tph	107
	ROM Moisture	%	8.0
	Product size required	P80 mm	12
Primary Crusher	Type	Hoa Phat NHHP-6x9, 600 x 900mm
	Load at 110 tph	%	35
Sizing Screen	Type	Hoa Phat SHP 150-2, DD 25mm/12mm
	Screen Capacity	tph	412
	Recirculating load	%	223
Secondary Crusher	Type	Hoa Phat NCHP – 1200T
	Load at 196 tph	%	57
Tertiary Crusher	Type	Hoa Phat NCHP - 1200M
	Load at 72 tph	%	40
Stockpile	Capacity	tonnes	2000
	Particle Size	P80 mm	12

Table 39 - Crushing Criteria

  •     Area 20 Grinding

	Description	Unit	Value
Operating Basis	Operating days	days/yr	350
	Operating hours	hrs/day	24
	Availability	%	95
	Total Operating Hours	hrs/yr	7980
	Throughput, nominal	tpa (dry)	175,000
		tpd (dry)	500
		tpd (wet)	543
		tph (wet)	23.8
	Throughput, design	tph (wet)	27.4
	Bond Ball Mill Work Index (avg)	kWh/t	18.0
	Cyclone overflow particle size	P80 μm	75
Grinding Mill	Type	Shenyang Shenshui MQY3254, 18.5 r/min
	Recirculating load	%	350

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Unit	Value
	Grinding Media	mm	75
Ball Mill Discharge (Gravity Feed)	Solid density	%	72
	Capacity (dry)	tph	113.44
Cyclone Feed	Solid density	%	58
	Flowrate	m3/hr	122.13
	Pump Type		Warman 4/3 CAH
Cyclone Cluster	Type		Krebs GMAXIO-3139
	Operating Pressure	kPa	124
Cyclone U/F	Solid density	Solid density	72
	Flow rate	m3/hr	61.81
	CUF/BMF		0.5
	Au in solids	g/t	6
	Ag in solids	g/t	10.5

Table 40 - Grinding Criteria

  •     Area 30 – Gravity

	Description	Unit	Value
Circuit Type
Scalping Screen
	Type	CONSEP SD486, 4 inch x 8 inch
	Opening	mesh	10
	Oversize Solids Density	%	40
Concentrator	Type	2 units, Knelson XD20, 47 inch, 17-88 TPH
	Min solids feed rate	tph	17
	Max solids feed rate	tph	88
	Max feed solids density	%	75
	Fluidisation Water	m3/hr	14
Concentrator Feed	Solid density	%	72
	Top Size	mm	1.9
Concentrator Tails	Solid density	%	65
	Au in solids	g/t	5.73
	Ag in solids	g/t	10.5
Knelson Concentrate	Mass pullout	tph	0.01
	Au in solids	g/t	7,883
	Ag in solids	g/t	11,495
Concentrator Recovery	Mass Recovery	%	0.091
	Au Gravity Recovery	%	60
	Ag Gravity Recovery	%	50
	Au Upgrade Ratio		657
	Ag Upgrade Ratio		547

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Table 41 - Gravity Circuit Criteria

  •     Area 40 Flotation

	Description	Unit	Value
Conditioning Tank	Residence Time	min	9
	Capacity	m3	8.3
Flotation Cells	Type		METSO
	Effective Volume total	m3	42.8
	Residence time	min	46
	Air supply blower	Robuschi ES46/2P, 22kW
Flotation Concentrate	Mass pull weight	tph(dry)	2.52
	Mass pull	%	10
	Au in solids	g/t	36.00
Flotation Tail (Falcon Feed)	Ag in solids	g/t	63.00
	Flowrate	m3/hr	47.34
		tph (dry)	22.66
	Au in solids	g/t	1.33
	Ag in solids	g/t	4.67
Falcon Concentrator	Type		SB750
	Feed	Solids tph	22.66
		Slurry m3/hr	72.91
Falcon Concentrate	Mass Pullout	kg per hr (dry)	22
	Au in solids	g/t	24.00
	Ag in solids	g/t	42.00
Falcon Tail	Solids Density	%	35.00

		tph (dry)	22.41
	Au in solids	g/t	1.08
	Ag in solids	g/t	4.25
Tails Thickener Water Recovery	Type	Outukumpu High rate Thickener
	Diameter	m	6
Thickener Underflow	Solids Density	%	65
		m3/hr	20.22
		tph (dry)	22.41
	Au in solids	g/t	1.08
	Ag in solids	g/t	4.25
Flotation tails	Solids density	%	58
		m3/hr	24.41
		tph (dry)	22.41
	Tailings pipeline length	m	900
		OD mm	63
	Tails pump		Warman 2/1.5 BAH
Flotation Recovery	Au Recovery	%	30

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Unit	Value
	Ag Recovery	%	30
Knelson/Flotation/ Falcon Recovery	Au Recovery	%	92
	Ag Recovery	%	82

Table 42 - Flotation Criteria

  •     Area 50 Regrind

	Description	Unit	Value
Regrind Mill	Type		Gekko Regrind Mill GRM 1500
	Dimensions	m	1.5 x 1.5
	Motor Size	kW	37.5
	Grinding Media	mm	32
Regrind Feed	Solids Density	%	1.05
		tph (dry)	0.02
		P80 µm	250
Cyclone Overflow		P80 µm	75

Table 43 - Regrind Criteria

  •     Area 60 Leaching- Intensive Cyanidation Reactor (ILR)

	Description	Unit	Value
ILR	Type	2	Gekko ILR 10000CA
	Au Recovery	%	95
	Ag Recovery	%	30
	Cyanide Consumption	kg CN/t of solids	13.6
	Hydrogen Peroxide Consumption	kg H2O2/t of solids	3.5
	Solids density in reactor	%	30
	Solids residence time in reactor	hr	24
ILR Feed (new solids + barren solution)	Flow	m3/hr	7.28
		tph (dry)	2.79
	Au in solids	g/t	99.54
	Ag in solids	g/t	155.26
	Au in solution	ppm	0.28
	Ag in solution	ppm	0.14
	CN in solution	%	1
ILR Discharge (to filter surge tank)	Au in solids	g/t	4.98
	Ag in solids	g/t	108.68
	Au in solution	ppm	40.81
	Ag in solution	ppm	20.10
	CN in solution	g/t	1

Technical Report on Feasibility Studies for the Phuoc Son Gold Project
Table 44 - Leaching (ILR) Criteria

  •     Area 70 Filtration

	Description	Unit	Value
Filter Surge Tank	Volume	m3	14.6
	Residence Time	min	120
Filter Press
	Type		Diemme ME. 1200.2700
	Number of filters		3
	Maximum feeding pressure	kPa	600
	Total cake volume (max/cycle)	L	1,316
	Solids in filter cake	%	85
	Barren solution wash 1, time	min	5
	Water wash 2, time	min	5
	Cake dump, time	min	5
	Filter on line time per hour	min	45
	Wash 1&2 ratio	L/L of cake	1.5
	Wash 1&2 flow rate	m3/hr	22.5
Filter Feed
	Solids Density	%	30
	Slurry flow rate	m3/hr	7.28
	Pump type		Warman 40PSVP
Filter Discharge (to pregnant solution holding tank)	Filtrate (PLS) flow rate	Inst. m3/hr	7.99
		m3/hr	6.02
	Suspended solids	ppm	<100
	Au in solution	ppm	41.04
	Ag in solution	ppm	20.07
	CN in solution	%	1
Wash 1 Feed (Barren Solution)	Wash 1 flow rate	Inst. m3/hr	22.5
		m3/hr	1.9
	Au in solution	ppm	0.50
	Ag in solution	ppm	0.24
	CN in solution	%	1
Wash 1 Discharge (to carbon column 1)	Au in solution	ppm	7.40
	Ag in solution	ppm	3.60
	CN in solution	ppm	1
Wash 2 Feed (process water)	Wash 2 flow rate	Inst. m3/hr	22.5

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Unit	Value
	Au in solution	ppm	0
	Ag in solution	ppm	0
	CN in solution	%	0
Wash 2 Discharge (to carbon column 2)	Au in solution	ppm	1.00
	Ag in solution	ppm	0.80
	CN in solution (ave)%		0.2
Filter Cake (to storage area)	Cake Volume	L/hr	1200
	Solids Density	%	85
	Au in solids	g/t	4.98
	Ag in solids	g/t	108.68
	Au in solution	ppm	3
	Ag in solution	ppm	2
	CN in solution (ave)%		0.02

Table 45 - Filtration Criteria

•	Area 80 Direct EW

	Description	Unit	Value
Pregnant Solution Holding Tank	Volume	m3	12
	Residence Time	min	120
Direct EW	Type
	Number		2
	Total Pass Efficiency, Au & Ag	%	90
EW Feed	Flow	m3/hr	6.02
EW Discharge	Au in solution	ppm	4.10
	Ag in solution	ppm	2.01
Carbon Column 1 Feed (EW Discharge + Filter Wash 1 Discharge)	Flow	m3/hr	7.92
	Au in solution	ppm	4.98
	Ag in solution	ppm	2.43
	CN in solution	%	1
EW Production	Au in sludge	g/hr	193
	Ag in sludge	g/hr	95

Table 46 - Direct Electrowinning Criteria

  •     Area 90 Carbon Column

	Description	Unit	Value
Carbon Column 1	Type
	Pass Efficiency, Au & Ag	%	90
Column 1 Feed	Flow	m3/hr	7.92

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Unit	Value
	Au in solution	ppm	4.98
	Ag in solution	ppm	2.43
Column 1 Discharge	Flow	m3/hr	7.92
	Au in solution	ppm	0.50
	Ag in solution	ppm	0.24
Column 1 EW Production	Au in sludge	g/hr	32.00
	Ag in sludge	g/hr	15.62
Carbon Column 2	Type
	Pass Efficiency, Au & Ag	%	90
Column 2 Feed	Flow	m3/hr	4.2
	Au in solution	ppm	0.74
	Ag in solution	ppm	0.51
Column 2 Discharge	Flow	m3/hr	4.2
	Au in solution	ppm	0.07
	Ag in solution	ppm	0.05
Column 2 EW Production	Au in sludge	g/hr	2.61
	Ag in sludge	g/hr	1.81

Table 47 - Carbon Column Criteria

  •     Area 100 Detoxification (Detox)

	Description	Unit	Value
Detoxification	Hydrogen peroxide with copper sulphate as catalyst
	Reactor Tanks - Volume	m3	65.1
	Reactor Tanks - Residence time	hours	15.5
Detox Feed	Flow	m3/hr	4.2
	Au in solution	ppm	0.07
	Ag in solution	ppm	0.05
	CN in solution	%	1
Detox Discharge (to repulping tank)	Flow	m3/hr	4.2
	CN in solution	ppm	<5

Table 48 - Cyanide Detoxification Criteria

  •     Area 110 Gold Room

	Description	Unit	Value
Gold Room	Smelting Furnace		A200
Sludge Production	Weight	g/hr	378
		kg/d	9.10
	S.G.		10
	% Au/Ag		30
	Volume of precipitate	L/d	3.24
Flux	Rate	kg flux/kg prec.	3

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Unit	Value
Mix/3kg	Silica	kg	1.2
	Borax	kg	1.2
	Soda Ash	kg	0.45
	KNO3	kg	0.45
Au/Ag Production	Gold Production	g/hr	228.06
		kg/d	5.47
		troy oz/ yr (350 days)	61,591
	Silver Production	g/hr	112.06
		kg/d	2.69
		troy oz/ yr (350 days)	30,264
Processing Plant Recovery	Gold recovery	%	87- 92
	Silver recovery	%	24

Table 49 - Gold Room Design Criteria

  •     Area 120 Reagents

	Description	Unit	Value
PAX - Flotation	Addition Rate	g/t ore feed	60
	Usage	kg/d	32
	Mix Strength	% w/w	8.3
	Packaging		150 kg drums
	Pumping Rate	L/hr	16
	Tank Volume, Live	m3	1.9
Copper Sulphate - Flotation/Detox	Addition Rate - Flotation	g/t ore feed	30
	Addition Rate - Detox	% of WAD CN	5
	Usage	kg/d	109
	Mix Strength	% w/w	13.2
	Packaging		25 kg bags
	Pumping Rate	L/hr	30
	Tank Volume, Live	m3	1.9
MIBC - Flotation	Consumption rate	g/t ore feed	6
	Usage	kg/d	3.16
	Mix Strength	%w/w	37
	Packaging		165 kg drums
	Pumping Rate	L/hr	0.4
	Tank Volume, Live	m3	0.45
Sodium Cyanide - ILR	Consumption rate	kg/t of concentrate	13.6
	Usage	kg/d	793
	Mix Strength	%w/w	20
	Packaging		1,100 kg Bulka Bag
	Pumping Rate	L/hr	145
	Tank Volume, Live	m3	4.5
Hydrogen Peroxide - ILR/Detox	Consumption rate - ILR	kg/t of concentrate	3.5

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	Unit	Value
	Consumption rate - Detox	kg/kg of CN in solution	3.0
	Usage	kg/d	3012
	Mix Strength	% w/w	50
	Packaging		30 kg drum
	Pumping Rate	L/hr	96
	Tank Volume, Live	m3	4.5
Caustic Soda - ILR	Consumption Rate	kg/t of concentrate	1.0
	Usage	kg/d	58
	Mix Strength	% w/w	20
	Packaging		30 kg bags
	Pumping Rate	L/hr	11
	Tank Volume, Live	m3	1.9
Flocculant - Tails Thickener, ILR	Consumption Rate - TT	g/t of tails	5
	Consumption Rate - ILR	g/t of concentrate	5
	Usage	kg/d	2.63
	Mix Strength	% w/w	0.5
	Pumping Rate	L/hr	22
	Tank Volume, Live	m3	1.9

Table 50 - Reagent Requirements & Criteria

•	Area 130 Services

	Description	Unit	Value
Process Water	Flow rate	m3/hr	83.39
	Pressure	kPa	500
Fresh Water	Flow rate	m3/hr	29.57
Potable Water	Flow rate	m3/hr	2.5
Process/Instrument Air	Flow rate	m3/hr
	Pressure	kPa	750

Table 51 - Services Criteria

15.4                      Process Description

The process plant is designed to process 175,000 tpa of ROM ore. The plant recovers gold and some silver from the ore by a combination of gravity concentration, flotation and intensive cyanidation of concentrates. The process includes the following:

•	Crushing

•	Grinding

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Gravity concentration

•	Flotation

•	Intensive cyanidation of gravity and flotation concentrates

•	Filtering of leach tails

•	Direct Electrowinning

•	Activated carbon scavenging

•	Smelting of doré bullion

•	Detoxification of cyanidation tailings solution

•	Reagent mixing, storage and distribution

The head grades used for the process plant design are; 12 g/t Au, 21 g/t Ag, 1.7% Pb and 0.6% Zn.

•	Area 10: Crushing

Ore will be trucked from the underground mining operation to the Run of Mine (ROM) Stockpile. A front-end loader transfer ore from the ROM Stockpile to a crushing plant via the ROM Bin. Total feed, up to 120 tonnes per hour, will be discharged into a 5 metre x 0.95 metre vibrating grizzly feeder screening at 100 mm. The 100 mm oversize will then be fed to a single toggle, 600 x 900 mm primary jaw crusher. A rock breaker will reduce +600 mm lumps in the primary jaw crusher.

The crushed material will then be conveyed to a 1.8 metre x 3.6 metre inclined double deck vibrating screen with 25 mm top deck and 12 mm bottom deck. The +25 mm oversize feeds to a 1.2 metre coarse bowl secondary cone crusher. Intermediate -25 mm + 12 mm product feeds to a 1.2 metre fine bowl tertiary cone crusher. The -12 mm screen undersize will be conveyed to the 2,000 tonne capacity Mill Feed Stockpile.

Ahead of each cone crusher, a static tramp metal removal magnet will be mounted over the two feed conveyors. The tramp metal will then be manually removed periodically with the aid of an overhead monorail. The 120 tonnes per hour crushing circuit capacity allows for future upgrades.

•	Area 20: Grinding

The 2,000 tonne, P100 -12mm, Mill Feed Stockpile is designed to sit above a concrete tunnel from which three belt feeders discharge ore to a load conveyor feeding an inclined radial conveyor. This in turn, will feed either of the two ball mill feed chutes. Two 3.2

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

metre diameter by 5.4 metre long Ball Mills rated at 1,000 kW (1 duty, 1 standby), will produce an estimated grind size of P80 - 75 μm.

The load conveyor is be fitted with a weightometer to control and record plant throughput.

A duty and standby Mill Discharge Pump (Warman 4/3 CAH) will deliver slurry to two 1.9 mm aperture high frequency 1.2 metre x 2.4 metre vibrating screens. The oversize will return to the Ball Mills, the undersize to the Gravity Plant.

The designed capacity of the grinding circuit is 500 dry tonnes per day,

The estimated closed milling circuit circulating load is 350%.

A ball feed system will deliver grinding balls to the Ball Mills. Samplers will collect representative samples of the Ball Mill Feed, Ball Mill Discharge and Knelson tails for analysis.

Figure 36 - Conceptual Flow Sheet: Phuoc Son Gold Project shows the flow sheet for the process plant while Figure 37 - Process Plant Site - Overall View and Figure 38 - Process Plant Site - Generalised Plan depict the overall Process Plant Layout and the generalised plan of the Process Plant commencing from crushed ore stockpile.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

CONCEPTUAL FLOWSHEET - PHUOC SON GOLD COMPANY (UPDATED ON 30-01-08)

ROCK BREAKER
R.O.M
Jaw Crusher
VIB. SCREEN
CONE CRUSHER
CONE CRUSHER
Vib. Screen
KNELSON CONCENT. #1
KNELSON CONCENT. #2
CYCLONE 1
Sieve Screen
GRINDING MILL 1
GRINDING MILL 2
STOCK PILE
FEEDERS
Reagents
Barren Solution Tank
Cond. Tank
FLOTATION
GRAVITY CONCENT.
Act. Carbon Column 1
EMC #1
EMC #2
EMC #3
Pregnant Sol. Hold. Tank
Filter Pres. 1
Filter Pres. 2
Filter Pres. 3
Filt. Feed Surge Tank
INTENSIVE LEACH REACTOR
High Capacity THK
Re-pulping Tank
Wash Water
Tailings Thickener
DETOX TANK 1
DETOX TANK 2
Act. Carbon Column 2
Active Carbon Strip Column
Acid Tank
Strip Sol. Storage Tank
Quench Tank
Recycle to Act. C, Column #1 or #2
GOLD Bullion
Gold Room
1
2
3
4
6
7
11
12
14
15
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48

Figure 36 - Conceptual Flow Sheet: Phuoc Son Gold Project

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 37 - Process Plant Site - Overall View

Figure 38 - Process Plant Site - Generalised Plan

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Area 30: Gravity

From the 1.2 metre x 2.4 metre vibrating screen, undersize will feed two 47 inch, XD20 Knelson Concentrators in parallel that are batch operated to produce an intermittent flow of concentrate.

The concentrates from the Knelson’s are combined and pumped to the Regrind Mill Sieve Screen.

The Knelson tailings will combine and report by gravity to a common sump before being delivered to a cyclone cluster by a duty/standby pump. The cyclone underflow reports back to the Ball Mill that is designed to operate at a recirculating load of 350%. The primary cyclone overflow will then report to the flotation conditioning tank.

Each Knelson will produce 10 kilogram per hour of concentrate grading 0.79% Au and 1.1% Ag. The designed gravity recovery is 60% Au and 50% Ag.

  •     Area 40: Flotation

The cyclone overflow will feed an 8 cubic metre conditioning tank with a retention time of 9 minutes. This conditioning tank will overflow into rougher tank flotation cells, which comprises two banks of three cells, with residence time of 46 minutes.

The designed flotation recoveries are 30% Au and 30% Ag giving a concentrate grade of 36 g/t Au and 63 g/t Ag at a mass pull of 10%.

The flotation concentrate will then be pumped to a high capacity thickener before entering the ILR. Flotation tails are pumped into a 200 tonnes per hour, SB750 Falcon Concentrator, which then scavenges any remaining fine heavy particles which have passed through the gravity and flotation units. The Batch Falcon Concentrator will pull <1% of the feed and boost overall recovery by between 1-2% for both Au and Ag.

The concentrate stream from the Falcon, will report to the ILR via the High Capacity Thickener.

The tails from the Falcon will flow by gravity to a 6 metre diameter, high rate tailings thickener. The thickened tails are then pumped to the Flotation Tailings Dam via a 900 metre long HDPE tailings line, at a rate of 20 cubic metres per hour. The reagents to be used in flotation are PAX, Copper Sulphate, MIBC and an anti-foaming agent. All reagent dosing will be controlled from the Control Room.

The overall gravity/flotation/Falcon recoveries are estimated at 92% Au and 82% Ag.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Area 50: Regrind

The coarse material from the Regrind Mill Sieve Screen will feed the 1.5 metre diameter by 1.5 metre long, 1.5 tonne per hour Regrind Mill, charged with 32 mm grinding media. The mill discharge will then report back to the sieve screen in a closed circuit.

The fine concentrate material that passes through the Sieve Screen will be directed to the ILR via the Thickener.

The Regrind Mill will reduce the particle size of the combined Knelson concentrate to a P75 -μm in order to increase leaching kinetics at the ILR.

  •     Area 60: Leaching

Concentrates will be fed to two ILR5000CA Intensive Leach Reactors (ILRs), in series via a high capacity thickener that will thicken the feed to 50% solids and recycle water to the Knelson Tails Sump.

The High Capacity Thickener will operate a pinch valve that controls the rate of feed to the ILRs based on maintaining a weight (from load cells) in the Thickener Tank. Continuous addition of hydrogen peroxide and cyanide, controlled via the Control Room, will be delivered to the feed end of the ILRs.

Approximately 52% of the Barren solution from the Activated Carbon Column #1 is recirculated to the leach circuit via the Barren Solution Tank to bring the slurry density to the correct level for leaching. Another 16% of the solution will be periodically pumped to the Filter Press for cake washing, whilst the remaining 32% will be sent to the Activated Carbon Column #2.

The leached solids (41 ppm Au and 21 ppm Ag) exit the ILRs to a sump, and will then be pumped to a filter feed surge tank. A sump pump at the ILR area will have the ability to pump to the Filter Feed Surge Tank in the case of spillage of concentrate.

The ILR leach recoveries for Au and Ag from the concentrate are estimated at 95% and 30% respectively. The residence time within the ILRs is estimated at 24 hours based on a concentrate mass pull of 13% of the primary feed.

  •     Area 70: Filtration

ILR leached tails are to be pumped to a two hour residence filter feed surge tank (capacity 15 cubic metres), from which the slurry will be pumped into one of three Diemme Plate and Frame Filter Presses (ME.1200.2700) using a high head Warman 1½/1 BAH slurry pump. Three filters will allow continuous slurry flow. When one filter is into its wash cycle,

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

the slurry will be directed to the next filter in line. The filtrate will report to the nearby Pregnant Solution Holding Tank while the filter cake will be periodically dumped into a re-pulping tank where it will be repulped with detoxed solution and pumped to the Leach Tailings Dam.

The Filter Presses are fully automated with a fast-acting cake dumping sequence. The design incorporates a two stage wash to reduce gold losses and to minimise cyanide levels in the filter cake. The filter press sequence is:

Step 1: Online, leached slurry pumped to filter ~ 44 min

Step 2: Cake squeezing ~ 1 min

Step 3: Wash 1 with barren leach solution ~ 5 min

Step 4: Wash 2 with process water ~ 5 min

Step 5: Cake squeezing ~ 1 min

Step 6: Cake dumping ~ 4 min

It is envisaged that the automated high pressure filter cloth washing system would be used bi-weekly.

The Filter Presses chosen are capable of achieving up to 95% dry solids in the filter cake with less than 100 ppm suspended solids in the filtrate. A value of 85% dry solids has been used in the design. A wash ratio of 1.5 is used to minimise gold losses and cyanide content in the filter cake.

•	Area 80: Direct Electrowinning (EW)

The 12 cubic metre Pregnant Solution Holding Tank will be used to regulate the flow to the two parallel, high current density Electrowinning Cells. The electrowinning of the metals in this arrangement deposits metal as dendrites which sludge off the Cathodes to cells’ bases. The Cells will be periodically stopped and cleaned, with sludge sent to a vacuum filter where the precipitate is further refined.

Two rectifiers will provide up to 1,000 amps DC and up to 9 volts. Installed power will be 10 kW per cell at an estimate operating level of 7.5-10 kW per unit.

The EW exit solution, along with the intermittent barren wash solution, from the Filter Presses will be directed into the Carbon Column Feed Tank.

Over 90% of the total Au and Ag production is estimated to be recovered by direct EW.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Area 90: Carbon Column

The two Activated Carbon Columns are designed to scavenge gold and silver from the tails solutions. Carbon Column #1 is fed from the Carbon Column Feed Tank at 7.92 cubic metres per hour, and its barren solution will report to the Barren Solution Tank.

Column #2 will then be fed from the Barren Solution Tank and Filter Press Wash water at 4.3 cubic metres per hour.

Carbon will be transferred once a week to the Stripping Circuit, where the gold and silver will be removed by a high pH, 100°C, 2% CN strip solution. The loaded strip solution will then be electrowon in a separate electrowinning circuit that utilises a standard non-sludging electrowinning cell in a closed system.

Every batch of carbon will be thermally regenerated through a 50 kilogram per hour regeneration kiln and then be recycled to the Activated Carbon Columns. Regeneration is estimated to occur over 15 minutes in the hot zone of the kiln, at a temperature of about 750ºC.

The Activated Carbon Columns pass efficiency for Au and Ag is estimated to be 95%, or 14% of the total Au and Ag production.

•           Area 100: Detoxification (Detox)

The method selected for detoxification is H2O2 destruction using Copper Sulphate as a catalyst. This was chosen for simplicity, lack of solids in the Detox feed, to minimise the reagents and associated equipment on Site.

The Detox Circuit will consist of three 22 cubic metre agitator tanks which are fed from the tails of Activated Carbon Column #2.

The input flowrate will average 4.2 cubic metres per hour. The total residence time is estimated at 15 hours.

Hydrogen Peroxide and Copper Sulphate are added continuously at a controlled rate to produce the required cyanide discharge limit of less than 5 ppm. The Detox discharge solution will be combined with dumped filter cake in the Re-pulping Tank before being pumped to the Leach Tailings Dam.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Area 110: Gold Room

The precipitate from the Direct EW and Carbon EW cells will be collected in the base of the Cathode Wash Tank. This precipitate will be periodically filtered using a vacuum filter press. The dewatered precipitate will then be removed to the Gold Room and placed in a drying oven. When sufficient material is collected it will be placed in a crucible with flux material and smelted inside a furnace to produce gold/silver bullion.

The estimated grade of bullion is 58.5% Au, 31.5% Ag and 10% base metals/impurities including Cu, Pb, Zn, etc.

•           Area 120: Reagents

This module will consist of tanks, mixers and pumps required for the following reagents:

▪ NaCN - Sodium Cyanide

▪ H2O2 - Hydrogen Peroxide

▪ NaOH - Caustic Soda

▪ CuSO4.5H2O - Copper Sulphate Pentahydrate

▪ PAX - Potassium Amyl Xanthate

▪ MIBC - Methyl Iso-Butyl Carbinol

▪ Flocculant

▪ Anti-foam

A platform has been included to allow for safe reagent mixing.

  •     Area 130: Services

Processing plant services will include:

▪ Raw Water

▪ Process Water

▪ Potable Water

▪ Fire Water

▪ Compressed Air

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•           Area 140: Control Room and Motor Control Centre (MCC)

Information critical to Plant operation (flow rates, levels, drive diagnostics, alarms, readout additions) will be displayed on a computer in the Control Room using RSView SCADA software. The Plant will be automated as much as possible using SCADA to minimise operator error and to optimize control. The SCADA system will aid operators and supervisors in operation, maintenance and metallurgical accounting. Remote monitoring of this computer in the Da Nang Head Office will be possible once all communications equipment have been installed on site.

A Control Desk will allow operation of the plant in Remote mode in addition to operating the plant in the Auto mode via the computer. The control/automation systems and computers will be located in the Control Room above the MCC room. These systems and computers will provide optimum access to major equipment in the Plant.

Monitoring of the plant will be carried out via an industrial data network. This will connect the simple industrial devices (VSD’s, flow and level sensors and similar microprocessor based instruments and equipments) with the higher level Programmable Logic Controller (PLC).

The Motor Control Centre (MCC) Room will house distribution boards, motor control devices, the PLC systems, motor protection devices, contactors, control panels and VSD drives. An adjacent Ball Mill MCC Room will house the Ball Mill switch gears and control equipment.

15.5                      Metallurgical Processing Observations and Comments

SA/TMC note that Olympus have opted for a flow sheet strategy at the Dak Sa project which makes centrifugal gravity concentration and flotation the primary upgrade process with ILR. While this process is more complicated than traditional CIL it has been chosen to avoid potential environmental issues around large cyanide storage containment.

A likely outcome of this conservative strategy is that gold recovery will be less than if a traditional CIL process route had been chosen. It is recognised however that Olympus have operational experience at their Bong Mieu Mine with a similar process route and TSF.

The process route as designed will work but SA/TMC makes the following observations and recommendations that may improve the process flow and gold recovery.

•	The proposed crushing milling plant is currently over designed. This will be useful should increased throughput be required however the equipment may not be able to

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

  be continuously operated if the flotation section is overwhelmed by froth production. It is noted that Olympus plan to operate one duty mill with the other as a standby.

•
To use gravity concentration, the flowsheet requires the use of high volume Knelson Concentrators in parallel as the main production tools. This approach runs the risk that run-of-mine ore (ROM) will contain surges of denser mineral. The Knelson Concentrators will operate effectively on a steady blend of ore but if fed too much dense mineral there will be overflow to the light fraction that will contain very high grades of gold.

•
There is likely to be a range in sulphide content in the ore, (5 to 60% from test work). This variability will make it difficult for the plant operator to effectively control the operation of the Knelson Concentrators. The mass-pull is determined after the batch operation is taken off-line for concentrate removal i.e. the high grade tail has already been sent to the next process stage.

•
The follow-up process to capture gold is to be flotation. Test work shows that most of the remaining gold can be recovered in the froth concentrate. However the same issues with variations in sulphide percentage will affect the flotation section. If flotation cells are required to make a mass-pull of 60% the residence time required will be greater. The plant operators will have to make a choice to either maintain throughput or sacrifice recovery, or restrict throughput until the flotation cells clear the excess froth.

•
To maintain recovery and throughput during periods of high sulphide concentration, the flotation cells residence time needs to be in excess of the average residence time requirement. The scavenging flotation cell operation appears under designed in the proposed flowsheet.

•
The gravity/flotation strategy has been proposed as a means of reducing the long term environmental impact liability from the tailings dam. The circuit proposed has the advantage that the final tailings do not contain cyanide. In a high sulphide ore this is very desirable because if cyanidation is used the tails solution will contain high levels of Weak Acid Dissociable (WAD) cyanide.

•
Olympus advise that target CN concentration after detox from the plant is < 5 mg/L (< 5 ppm). Detoxification will occur in three 22 m3 reactor tanks daily over a 15-hour period. The leach tailings will be around 50% solids when pumped out to the leach tails pond. The estimated leach tails supernatant that will be discharged to the flotation tails pond is estimated at around 30 m3 per day. During the summer months, evaporation will also play a big role in effluent management. The leach tails

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

  pond facility is also equipped with two (2) 100 m3 capacity aeration ponds as a contingency

•
At Olympus’ Bong Mieu operation a similar tailings strategy has seen concentration levels of different CN species in the effluent averaging 0.05 mg/L CNtotal, 0.04 mg/L CNfree, 0.04 CNWAD. These are lower than the regulated 0.10 mg/L CNtotal after TCVN 5945-2005. It is likely that similar CN levels will be achievable at Phuoc Son.

•
Both the flotation concentrate and the gravity concentrate are going to be subjected to intensive cyanide leaching. During this process high concentrations of WAD CN will be produced. The volume of leached concentrate tails is much lower than the volume of flotation tails, 85,000 vs. 757,000 tonnes. The Company is effectively pursuing a separate tails strategy with the leach tails. The leach tails pond will situated in a clay borrow area and will be clay lined as well as lined with HDPE. This will effectively mitigate any seepage issues.

•	Once the tails pond is decommissioned it will be covered with clay and topsoil and revegetated.

•
There is a potential liability issue from the flotation tails dam, due to the presence of flotation reagents. These have toxicity similar to WAD CN under certain circumstances and will require water treatment. If the flotation reagents pose a toxicity risk, this dam will also require encapsulation and possible covering/wildlife management strategy. However we do note that Olympus do not plan to use butanols. The Xanthates and MIBC are used as a sulphide collector and frother respectively. At the concentrations proposed most are used in the process and only low concentrations reach the flotation tails dam. Olympus will have a regular environmental monitoring program in place for the duration of the project. If issues arise with respect to the MIBC toxicity then further treatment will be undertaken.

•
The proposed cyanide removal treatment option, peroxide/ copper-sulphide precipitation produces a fine flocculant that will degenerate if stored in a pond with exposure to UV light. The Wad CN captured by the treatment in this scenario would be remobilised and poses a toxic risk if water is discharged from the flocculant storage area. However, in the scenario planned for Phuoc Son with a separate encapsulated leach tails pond this should not be an issue. The H2O2 reaction with CN-  and copper sulphate as catalyst produces a stable compound cyanate, CNO-. Other stable compounds in the form of thiocyanates, SCN- and ferric-ferro CNSAD (since sulphide concentration is high in the ore) are expected to form. Monthly monitoring of thiocyanate and CNSAD levels in Bong Mieu, are determined on a monthly basis.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The levels of these compounds are even lower than our CNfree, CNWAD, and CNtotal levels and it can be reasonably expected to be the case at Phuoc Son.

In summary, it is recommended that the flowsheet and process route strategy be reviewed for metallurgical optimisation. The use of unit batch Knelson Concentrators for the primary production processing requires the scavenging process, flotation, to be fed variable grades and mineral blends, under these circumstances the flotation cells will need to be significantly over-sized. The proposed equipment blend does not provide enough scavenging residence time and it is recommended that this be increased to cope with this issue of variable feed.

It is recommended that during project implementation that the metallurgical optimisation program reviews recovery options that should also include the recovery of by product lead and zinc.

It is noted that the upside potential of recovering lead and zinc has been purposely excluded from the process and metallurgical design until futher physical and technical information is gathered to ensure that the best commercial option is used.

In Terra Mining Consultants/Stevens & Associates’ opinion the process route is conservatively designed, whilst meeting strong environmental considerations, with a possible outcome that gold recovery will be less than if a traditional CIL process route had been chosen.

An overview of the metallurgy and processing methodology was sought from independent metallurgist Mr. Andrew Cameron. Mr. Cameron provided commentary and opinion on some of the factors relating this section. TMC/SA has reviewed these comments and opinions, and from their investigations, believe that there is a reasonable basis for acceptance of the aforementioned comments and opinions of Mr. Cameron.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

16.0    MINERAL RESOURCE & MINERAL RESERVE ESTIMATES

16.1            Introduction & Resource Summary

Terra Mining Consultants/Stevens & Associates has carried out an audit of the Mineral Resource estimate prepared by Olympus for the South Deposit (Bai Dat) and North Deposit (Bai Go) deposits within the Dak Sa Project. Estimates have been calculated for gold (Au), Silver (Ag), Lead (Pb) and Zinc (Zn) for both deposits.

The South Deposit (Bai Dat) resource estimate is based on a 3 g/t cut-off; and top-cuts of 100 g/t for Au, 130 g/t for Ag, 150,000 ppm (15%) for Pb, and 140,000 ppm (14%) for Zn. A summary of the estimates for Bai Dat is provided in Table 52 – South Deposit (Bi Dat): Gold, Silver, Lead & Zinc Mineral Resources.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	68,850	17.63		20.07		1.61	1.57
Indicated	258,690	12.66		13.55		0.86	0.93
Measured+Indicated	327,540	13.71		14.92		1.02	1.07
Inferred	112,200	8.89		9.89		0.69	0.58

Table 52 – South Deposit (Bi Dat): Gold, Silver, Lead & Zinc Mineral Resources

The North Deposit (Bai Go) resource estimate is based on a 3 g/t cut-off; and top-cuts of 80 g/t for Au, 130 g/t for Ag, 120,000 ppm (12%) for Pb, and 13,500 ppm (1.35%) for Zn. A summary of the estimates for Bai Go is provided in Table 53 – North Deposit (Bai Go): Gold, Silver, Lead & Zinc Mineral Resources.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	94,470	9.20		23.52		2.03	0.11
Indicated	287,660	7.91		9.61		0.74	0.05
Measured+Indicated	382,130	8.23		13.05		1.06	0.07
Inferred	1,772,000	6.49		4.69		0.32	0.03

Table 53 – North Deposit (Bai Go): Gold, Silver, Lead & Zinc Mineral Resources

Based on a comparative assessment, Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus estimates of Mineral Resources is valid and accepts the results.

Terra Mining Consultants/Stevens & Associates have classified the defined mineralization according to the definitions of National Instrument 43-101 and the Australasian Institute of Mining & Metallurgy’s JORC Code 2004.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

For the purposes of the report the relevant AusIMM Resource definitions used for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004) are listed below along with the comparative C.I.M.M. Standards for Resources.

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Table 54 - AusIMM & CIM Comparative Resource Definitions

16.2                     Resource Estimate – South Deposit (Bai Dat)

16.2.1                 General

The audit and document review conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of the Hellmann & Schofield May 2003 report “Resource Estimates for the Phuoc Son Gold Project – Bai Dat and Bai Go Prospects”;

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Review of the W. Shywolup & T. Sirinawin November 2002 “Resource Estimate, Bai Dat Gold Deposit, Phuoc Son Project, Quang Nam Province, Vietnam for New Vietnam Mining Corporation”;

•	Review of the W. Shywolup & T. Sirinawin December 2002 “Resource Estimate, Bai Go Gold Deposit, Phuoc Son Project, Quang Nam Province, Vietnam for New Vietnam Mining Corporation”;

•	Review of the Watts, Griffis and McOuat January 2004 report “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”;

•	Review of the Micon International Ltd June 2005 report “Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam ”;

•
Review and validation of the resource database created by Olympus personnel from data originally compiled using MapInfo Discover software and used in Gemcom to define the resource and calculate the resource estimate.  The resource database included drillhole data, geology and resource sections, wireframes/triangulations and block models;

•	Check of the resource zone(s) envelope interpretation against geological coding and assay grades in the drillholes;

•	Importing of drillhole and wireframe files using Datamine software and validating them;

•	Checking and validation of the interpretation and resource interpolation parameters used;

•	Cross-checking the block model generation and grade interpolation using Datamine software;

•	Verification of the reporting of the resources.

All data used for this audit were supplied by Olympus and Terra Mining Consultants/Stevens & Associates did not generate any new interpretations. We have assumed the data supplied to us to be correct and have accepted it for the purpose of this report. The only data generated by Terra Mining Consultants/Stevens & Associates was comparative block model generation and grade interpolation as a cross-check of the work and results defined by Olympus.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

16.2.2                 Data Review & Validation

The data validation discussed below was for the drillholes included in the previous Preliminary Assessment, and has been left in this report for information purposes. Only drillhole data in the database drilled from 31 October 2007 until 31 January 2008 was review and validated, as the previous data had already been checked. No validation errors were encountered with the new drillhole information.

The existing resource wireframes and sections were modified by Olympus and supplied to Terra Mining Consultants/Stevens & Associates. These were checked against the combined historic and new drillholes.

•	Previous Data Validation

The Phuoc Son project database of sections, wireframes and block models were exported from Gemcom by Olympus personnel and supplied in a suitable data exchange format (ASCII, Excel spreadsheet or DXF/DWG format) for importation into Datamine software.

The drillhole database provided in an Excel spreadsheet (extracted from MSAccess database) consisted of drillhole collar, downhole survey, assay, geotechnical, density, structure and lithology interval data for each of the deposits. These files were combined into one Excel spreadsheet for review, importation into Datamine and validation.

The South Deposit (Bai Dat) drillholes, and in fact all drillholes, are identified in the collar table by the AREA field. This allows for the extraction or manipulation of data in specific areas within the overall Phuoc Son project. All files are indexed with the drillhole name (BHID).

The assay interval table contains FROM and TO depths and gold assays (AU) for all intervals sampled, with an additional gold assay fields (AU_R & AU_S) containing data repeat samples and umpire samples. The file also contained other elements assayed, these were Pb (Pb_R – repeat), Zn (Zn_R – repeat), Ag (Ag_R - repeat), As, Bi, Cu, Mo, Al, Ba, Be, Ca, Cd, Co, Cr, Fe, K, Mg, Mn, Na, Ni, P, La, Pd, Pt, S, Sb, Sn, Sr, Te, Ti, V, W, U, Th, B, Hg, Sc, Tl & Ga. These assays are not sampled for all intervals and only the silver (Ag), lead (Pb) and zinc (Zn) have been sampled in sufficient numbers and are of suitable levels for modelling and resource consideration.

The survey file contains downhole survey measurements of depth (AT), drillhole azimuth (BRG), and drillhole dip (ALT_DIP). The DIP field contains the dip in terms of the Datamine convention. The density interval table contains FROM and TO depths and density values (DENSITY) where recorded.

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The lithological unit interval table contains FROM and TO depths and lithological and stratigraphic codes (STRAT and LITH). The file also contains codes for oxidation and weathering (WEATHR and OXIDATN).

The geotechnical interval table contains FROM and TO depths which define the drilled interval, measured sample interval length (REC_M), the core recovery percentage (REC_PC), which is a function of the measured sample length to the drill length/interval. The table also contains two other fields RQD_M and RQD_PC.

The full database (Bai Dat and all other drillholes) was checked and then imported into Datamine for review and validation to identify any data errors such as missing data (e.g. drillholes without data), data overlaps, missing intervals (assays, density, geotechnical and lithology), naming errors, etc. Initial validation process found 44 errors in the assay table, 27 errors in the lithology table, 28 errors in the geotechnical table and 9 errors in the density table. These errors were mainly a result of minor differences in the ‘to’ and ‘from’ values, and appear to be mainly minor typing errors and existed in the original MS Access database (errors had already been corrected in the GEMS database). All the errors have been corrected in the Olympus MSAccess database and currently no errors exist in the updated database provided to Terra Mining Consultants/Stevens & Associates and used in the latest estimation. A number of ‘gap’ warnings were identified, with a suitable cross-section checked. These were identified as interval records that are implicitly missing. The corrected database is therefore in good order.

The South Deposit (Bai Dat) drillholes were extracted using the AREA code (“Bai Dat Deposit”) in the database. Drillholes were checked visually in 3D and in the drill survey log for significant or excessive downhole deviations. Some early holes had limited surveys but comparing the deviations of later fully surveyed holes these show only minor deviations. The older holes were drilled with heavier equipment than the current slimline rods used for the more recent drillholes, and would therefore be expected to deviate less. Most of the older holes are vertical and combining this with the minor deviation experienced with more recent holes the lack of downhole surveys is considered a minor issue. Deviations are of the order of a few metres over drillhole depths of hundreds of metres. Overall no significant or excessive downhole deviations were identified. Magnetic declination is 0º 36’ on the government map and due to the minor difference is ignored in downhole surveys. Pyrrhotite is present in minor quantities in some samples, but has been tested and is non-magnetic and therefore has a negligible effect on any downhole surveys.

Visual checking of the drillhole collars with the topography surface indicates that there are some differences between the drillhole survey and the topography. These differences are minor and due to local height variations on the ground not defined by the topography contour resolution and partly because the drillhole pads were prepared/bulldozed after the topography surface had been surveyed.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The wireframes/triangulations defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, intersections or shared edges were found in any of the wireframes/triangulations. Section lines used to build the wireframe/triangulation were also checked to ensure that they are snapped correctly to the drillholes. All sections reviewed were snapped appropriately to the appropriate drillhole interval.

Olympus derived the mineralized zones as follows:

o	Drillhole sections were created using MapInfo Discover software, and interpreted faults, main geological and mineralized zone grade boundaries (≥1 g/t Au lower cut-off) were drawn.

o
The grade boundaries were correlated from section to section on a geological basis. A number of mineralized zones were interpreted and these are spatially related to the “main quartz zone”. Some mineralisation may occur in the hangingwall roof and schist footwall, and grade boundaries are modified to incorporate these minor occurrences as required.

o
In the absence of zone continuity, extrapolations were made in between drill sections and outwards. To prevent overestimation or smearing of high grades on the periphery of the ore zone, some additional drillholes (e.g. DSDH030 & DSDH033) were included where the grade was below the 1 g/t Au cut-off. These drillholes were included only where there was geological and mineralised evidence of continuation of the ore zone, be it below the chosen cut-off.

o	Sections are exported to GEMS, tidied up and wireframed/triangulated to define the Bai Dat Ore Zone.

The cut-off of 1 gram/tonne used to define the mineralised orezone was previously defined by Hellmann & Schofield and an excerpt from their report is included below:

The log histogram and log probability plot of the 1m sample composites for the assayed intervals between the faults show two distinct and approximately log-normal grade distributions – a low grade population with a mean gold grade around 0.025 g/t and a high grade population with an average grade around 12 g/t Au. Inspection of the histogram

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and partitioning of the log probability plot both show a grade of 1g/t most effectively separates the two grade populations. The log histogram and log probability plot for the mineralisation shows that the domaining of the mineralised zone on this basis has almost completely eliminated the low grade population and is considered an appropriate method for domaining this deposit.

16.2.3                 Statistical Analysis of Data

The updated database consisted of 300 drillhole collar entries, 749 downhole surveys entries, 11,929 assay records, 27,091 structural records, 1,904 density records, 29,209 geotechnical records and 24,673 lithology records.

The South Deposit (Bai Dat) area consisted of 77 drillhole collar entries, of which 62 are within the defined ore zone. Drillhole depths varied from 50.29 metres to 369.00 metres for all ore zone drillholes in the South Deposit (Bai Dat) area. A total of 12,708.64 metres of drilling was conducted at South Deposit (Bai Dat), of which 10,168.64 metres of drilling was within the ore zone, as at the database date. The average ore zone thickness is 2.85 metres and ranges from 0.12 to 10 metres.

A total of 239 assays and 327 density samples fall within the mineralized zone at the South Deposit (Bai Dat). Statistics were calculated in Datamine for the main assay fields, along with density and sample length fields in the drillhole database within the defined mineralized zones. Table 55 – South Deposit (Bai Dat): Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples.

	Sample
Drillhole Field		Au	Ag	Pb	Zn	Density
	Length
Number of Samples	239	239	239	239	239	327
Missing Values	-	-	-	-	-	-
Minimum Value	0.12	0.02	0.05	3	1	2.25
Maximum Value	4.40	197.55	438.00	293,000	288,715	5.19
Range	4.28	197.53	437.95	292,997	288,714	2.94
Mean	0.91	14.96	22.64	15,765	14,366	2.80
Variance	0.18	692.95	3,021.94	1.559.E +09	1.554E+09	0.09
Standard Deviation	0.42	26.32	54.97	39,482	39,416	0.30
Standard Error	0.03	1.70	3.56	2,554	2,550	0.02
Skewness	2.31	3.66	4.31	4	5	4.58
Kurtosis	18.49	17.89	21.79	23	23	26.44
Geometric Mean	0.80	4.09	3.13	1,059	782	2.79
Sum of Logs	- 51.98	336.56	273.02	1,665	1,592	335.78
Mean of Logs	- 0.22	1.41	1.14	7	7	1.03
Log Variance	0.31	3.37	4.42	7	7	0.01
Log Estimate of Mean	0.94	22.06	28.61	44,299	27,796	2.80

Table 55 – South Deposit (Bai Dat): Ore Zone Drillhole Sample Statistics

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Samples within the orezone were composited to 1 metre lengths, resulting in 247 composites. Table 56 – South Deposit (Bai Dat): Ore Zone 1m Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for South Deposit (Bai Dat).

	Sample
Drillhole Field		Au	Ag	Pb	Zn	Density
	Length
Number of Samples	247	247	247	247	247	140
Missing Values	-	-	-	-	-	107
Minimum Value	0.06	0.03	0.06	3	9	2.59
Maximum Value	1.00	166.78	280.00	293,000	188,120	3.60
Range	0.94	166.75	279.94	292,997	188,111	1.01
Mean	0.89	13.86	18.82	13,772	12,571	2.77
Variance	0.06	477.88	1,703.42	1.158E+09	8.550E+08	0.02
Standard Deviation	0.25	21.86	41.27	34,030	29,240	0.14
Standard Error	0.02	1.39	2.63	2,165	1,860	0.01
Skewness	- 2.03	3.21	3.97	5	3	2.66
Kurtosis	2.67	13.77	18.19	27	13	10.07
Geometric Mean	0.82	4.53	3.41	1,212	966	2.76
Sum of Logs	- 49.24	373.00	303.11	1,754	1,698	142.26
Mean of Logs	- 0.20	1.51	1.23	7	7	1.02
Log Variance	0.24	2.90	3.96	7	6	0.00
Log Estimate of Mean	0.92	19.34	24.69	38,837	24,495	2.77

Table 56 – South Deposit (Bai Dat): Ore Zone 1m Composited Drillhole Sample Statistics

The Au data shown statistically above is also shown in graphical form below. Figure 39 – South Deposit (Bai Dat): Histogram of Au Orezone Composites to Figure 41 – South Deposit (Bai Dat): Cumulative Log Histogram of Au Orezone Composites below display the histogram, log histogram and cumulative log probability plots for composited Au samples, were plotted in Datamine.

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Figure 39 – South Deposit (Bai Dat): Histogram of Au Orezone Composites

Figure 40 – South Deposit (Bai Dat): Log Histogram of Au Orezone Composites

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 41 – South Deposit (Bai Dat): Cumulative Log Histogram of Au Orezone Composites

Additionally, the histograms and cumulative log histograms are shown below for the other elements – Ag, Pb and Zn. Figure 42 – South Deposit (Bai Dat): Histogram of Ag Orezone Composites to Figure 44 – South Deposit (Bai Dat): Histogram of Zn Orezone Composites displays the histogram for Ag, Pb and Zn. Figure 45 – South Deposit (Bai Dat): Cumulative Log Histogram of Ag Orezone Composites to Figure 47 – South Deposit (Bai Dat): Cumulative Log Histogram of Zn Orezone Composites displays the cumulative log histogram for Ag, Pb and Zn.

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Figure 42 – South Deposit (Bai Dat): Histogram of Ag Orezone Composites

Figure 43 – South Deposit (Bai Dat): Histogram of Pb Orezone Composites

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Figure 44 – South Deposit (Bai Dat): Histogram of Zn Orezone Composites

Figure 45 – South Deposit (Bai Dat): Cumulative Log Histogram of Ag Orezone Composites

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 46 – South Deposit (Bai Dat): Cumulative Log Histogram of Pb Orezone Composites

Figure 47 – South Deposit (Bai Dat): Cumulative Log Histogram of Zn Orezone Composites

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Samples within the orezone were composited to full orezone width, resulting in 77 composites. Table 57 – South Deposit (Bai Dat): Ore Zone Full Width Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bai Dat.

	Sample
Drillhole Field		Au	Ag	Pb	Zn	Density
	Length
Number of Samples	77	77	77	77	77	48
Missing Values	-	-	-	-	-	29
Minimum Value	0.12	0.03	0.15	12	38	2.59
Maximum Value	10.00	60.53	134.23	140,680	93,032	3.12
Range	9.88	60.50	134.08	140,668	92,994	0.53
Mean	2.85	11.83	18.60	13,546	11,057	2.76
Variance	4.92	175.24	806.61	6.281E+08	3.625E+08	0.01
Standard Deviation	2.22	13.24	28.40	25,061	19,040	0.09
Standard Error	0.25	1.51	3.24	2,856	2,170	0.01
Skewness	1.36	1.49	2.15	3	2	1.75
Kurtosis	1.43	1.86	4.33	9	5	4.57
Geometric Mean	2.04	5.17	4.80	1,928	1,716	2.76
Sum of Logs	55.05	126.53	120.75	582	573	48.67
Mean of Logs	0.71	1.64	1.57	8	7	1.01
Log Variance	0.82	2.29	3.70	6	5	0.00
Log Estimate of Mean	3.08	16.27	30.48	41,914	23,969	2.76

Table 57 – South Deposit (Bai Dat): Ore Zone Full Width Composited Drillhole Sample Statistics

The gram-metre values were calculated for the full width composites. The Au gram/tonne, Au gram-metre, orezone width, and density values for the full width composites were contoured to discern any spatial trends or relationships between these values. The contouring was applied to the main orezone only and does not include any of the splays. The contour plots are shown below in Figure 48 – South Deposit (Bai Dat): Full Width Composite Au Gram/Tonne Contour Plot to Figure 51 – South Deposit (Bai Dat): Full Width Composite Density Contour Plot. Figure 52 – South Deposit (Bai Dat): Comparison of Previous Contour Plots displays these contour plots side-by-side for comparative purposes.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 48 – South Deposit (Bai Dat): Full Width Composite Au Gram/Tonne Contour Plot

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 49 – South Deposit (Bai Dat): Full Width Composite Au Gram-Metre Contour Plot

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 50 – South Deposit (Bai Dat): Full Width Composite Orezone Width Contour Plot

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 51 – South Deposit (Bai Dat): Full Width Composite Density Contour Plot

Technical Report on Feasibility Studies for the Phuoc Son Gold Project
Figure 52 – South Deposit (Bai Dat): Comparison of Previous Contour Plots

A north-west trend can be seen in the above contour plots. Further investigation may be required to determine what these trends signify. Are these trends ore shoots, are they related to any structural features, etc.

Additionally, contour plots were developed for the other elements, namely Ag, Pb and Zn. These contour plots are shown in Figure 53 – South Deposit (Bai Dat): Full Width Composite Ag Gram per Tonne Contour Plot to Figure 55 – South Deposit (Bai Dat): Full Length Composite Zn ppm Contour Plot. Figure 56 – South Deposit (Bai Dat): Comparative Contour Plots for Au, Ag, Pb & Zn provides a comparative distribution of the element grades for Au, Ag, Pb and Zn.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 53 – South Deposit (Bai Dat): Full Width Composite Ag Gram per Tonne Contour Plot

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 54 – South Deposit (Bai Dat): Full Width Composite Pb ppm Contour Plot

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 55 – South Deposit (Bai Dat): Full Length Composite Zn ppm Contour Plot

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Figure 56 – South Deposit (Bai Dat): Comparative Contour Plots for Au, Ag, Pb & Zn

All elements (Au, Ag, Pb & Zn) are present, and in high concentrations in the shallow part of the orezone (bottom right corner). The gold (Au) is also distributed throughout the central area in what would appear to be northwest trends. However, silver (Ag), lead (Pb) and zinc (Zn) are not present in appreciable values other than isolated spots. Silver (Ag) and lead (Pb) concentrations pick up in the down dip part of the orezone (top left).

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with twenty secondary percentiles (1% ranges) for the last primary percentile. Table 58 – South Deposit (Bai Dat): Quantile Analysis of Au Drillhole Composites displays the primary and

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secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range.

Percent	Percent	Sample	Mean	Minimum	Maximum	Metal	Metal
From	To	Number				Content	Percent
0	10	24	0.21	0.03	0.42	5.12	0.15
10	20	25	0.73	0.44	1.14	18.30	0.53
20	30	25	1.49	1.18	1.95	37.37	1.09
30	40	24	2.40	1.95	2.87	57.69	1.69
40	50	25	3.90	2.94	5.08	97.58	2.85
50	60	25	6.54	5.19	8.09	163.39	4.77
60	70	24	10.48	8.11	13.07	251.59	7.35
70	80	25	16.73	13.13	21.60	418.33	12.22
80	90	25	28.15	21.60	38.00	703.68	20.56
90	100	25	66.77	38.46	166.78	1,669.33	48.78
90	91	2	39.90	38.46	41.35	79.81	2.33
91	92	3	43.89	41.40	46.60	131.66	3.85
92	93	2	49.56	48.98	50.14	99.12	2.90
93	94	3	52.00	50.14	53.07	156.00	4.56
94	95	2	54.71	54.01	55.41	109.42	3.20
95	96	3	57.50	57.10	58.27	172.51	5.04
96	97	2	61.62	60.57	62.67	123.24	3.60
97	98	3	67.14	62.79	73.20	201.43	5.89
98	99	2	99.47	91.20	107.74	198.94	5.81
99	100	3	132.40	109.28	166.78	397.20	11.61
0	100	247	13.86	0.03	166.78	3,422.38	100.00

Table 58 – South Deposit (Bai Dat): Quantile Analysis of Au Drillhole Composites

Looking at the primary percentiles, it can be seen that approx. 49% of the metal percentage can be found in the top 10% range (top 25 samples), and that there is a significant jump in the mean grade and metal content from the previous range. The Au metal percent makes a large jump at the 99 percentile (3 samples), and contains nearly 12% of the Au.

Reviewing the histograms, cumulative log histograms and the quantile analysis suggests that a top cut in the range of 75 to 120 grams/tonne should be applied to the samples to remove any effect of the high grade samples in the estimation process. Therefore, a top cut of 100 grams/tonne (98.5 percentile) is deemed a reasonable value to use.

Bivariate analysis was run on the composited orezone drillhole file, comparing Au, Ag, Pb, Zn and Density. The Pb and Zn values were converted to percent from ppm for legible

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printing of the results. The full bivariate analysis results are listed in Table 59 – South Deposit (Bai Dat): Results of Bivariate Analysis of Orezone Drill Composites below.

		Correlation Matrix
	Au	Ag	Pb	Zn	Density
Au	1.0000
Ag	0.4803	1.0000
Pb	0.3192	0.8548	1.0000
Zn	0.5557	0.6981	0.6133	1.0000
Density	0.2320	0.6038	0.7259	0.6597	1.0000

		Covariance Matrix
	Au	Ag	Pb	Zn	Density
Au	550.01
Ag	503.63	1999.34
Pb	27.71	141.47	13.70
Zn	41.35	99.03	7.20	10.07

Density	0.77	3.65	0.28	0.36	0.02
		F Ratio Matrix
	Au	Ag	Pb	Zn	Density
Au	1.00
Ag	3.64	1.00
Pb	40.15	145.95	1.00
Zn	54.64	198.63	1.36	1.00
Density	24535.63	89189.64	611.11	449.02	1.00

		Paired T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	2.3129	0.0000
Pb	9.2190	7.1805	0.0000
Zn	9.6020	7.0634	0.6371	0.0000
Density	7.9435	5.2132	5.7354	2.8187	0.0000

		Pooled T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	1.7944	0.0000
Pb	8.7325	6.6404	0.0000
Zn	8.8430	6.6898	0.3989	0.0000
Density	6.1120	4.7231	3.2196	4.2141	0.0000

Table 59 – South Deposit (Bai Dat): Results of Bivariate Analysis of Orezone Drill Composites

In conjunction with the bivariate analysis scatter plots were plotted to determine if there were any relationships between the elements Au, Ag, Pb, Zn and density. The scatter plots are shown side-by-side below in Figure 57 - Bai Dat: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

DATAMINE
Plot of AU (X) v AG (Y)
AG
AU

DATAMINE
Plot of AU (X) v PB (Y)
PB
AU

DATAMINE
Plot of AU (X) v ZN (Y)
ZN
AU

DATAMINE
Plot of AU (X) v DENSITY (Y)
DENSITY
AU

DATAMINE
Plot of AG (X) v PB (Y)
PB
AG

DATAMINE
Plot of AG (X) v ZN (Y)
ZN
AG

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 57 - Bai Dat: Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites

Reviewing the trends and correlation between the main element, most show a moderate correlation between silver (Ag), lead (Pb) and zinc (Zn) (i.e. >0.5) with silver-lead (Ag-Pb) showing a high correlation spatially as well as graphically/numerically. Gold (Au) and silver/lead (Ag/Pb) show poor correlation, with the correlation between gold/zinc (Au/Zn) slightly better. The correlation of Density with silver (Ag), lead (Pb) and zinc (Zn) is moderate with the gold/Density correlation poor.

Core recovery for Bai Dat averages 87.9% for all drillholes, with the recovery for the defined mineralised zone averaging 98.3%. The core recovery for the mineralised zone is very good and higher than the overall recovery. A lot of the core loss appears to be in the overlying marble and is probably due to karst cavities.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

16.2.4                 Previous Resource Estimates

The South Deposit (Bai Dat) has been the subject of four resource estimates. The following summary of historic resource estimate work completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

•
Shywolup & Sirinawin in November 2002 calculated a resource estimate for Bai Dat. The reporting of the resource estimate followed the “Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code)” guidelines as set down by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), September 1999. Global resource estimates were calculated over a range of top-cuts. All estimates are based on a 5 gram/tonne cut-off. Table 60 - Summary of Bai Dat Resources @ Various Cut-offs (November 2002) below summarizes the resource estimates calculated with a range of Au top-cuts.

RESOURCE CATEGORY	TONNES (t)	GRADE (g/t Au)	GRADE (g/t Ag)	GRADE (% Pb)	GRADE (% Zn)
(No Top Cut to Au Assays)
Measured	200,000	22.3	21.0	1.17	0.80
Indicated	29,000	13.2	12.6	0.97	0.42
TOTAL RESOURCE	229,000	21.1	20.0	1.15	0.75
(Top Cut 30g/t Au)
Measured	200,000	16.0	21.0	1.17	0.80
Indicated	29,000	12.0	12.6	0.97	0.42
TOTAL RESOURCE	229,000	15.5	20.0	1.15	0.75
(Top Cut 50g/t Au)
Measured	200,000	19.5	21.0	1.17	0.80
Indicated	29,000	13.1	12.6	0.97	0.42
TOTAL RESOURCE	229,000	18.7	20.0	1.15	0.75
(Top Cut 65g/t Au)
Measured	200,000	20.6	21.0	1.17	0.80
Indicated	29,000	13.2	12.6	0.97	0.42
TOTAL RESOURCE	229,000	19.6	20.0	1.15	0.75

Table 60 - Summary of Bai Dat Resources @ Various Cut-offs (November 2002)

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•	Hellmann & Schofield Pty Limited (H&S) prepared a resource estimate for New Vietnam Mining Corporation in May 2003. The Au resource estimate was determined using Multiple Indicator Kriging, with Ordinary Kriging used for Pb, Zn, Ag and density. A cut-off grade of 4.5 grams/tonne was applied.

•
Watts, Griffis and McOuat (WGM) prepared a report for Olympus Pacific Minerals Inc. in January 2004. WGM reviewed and audited the H&S work and reclassified the resource in terms of CIM as required by NI43-101. The H&S reclassified resource estimate is displayed in Table 61 - Bai Dat: WGM Reclassified H&S Resource Estimate (January 2004) below.

Category	Tonnes		Grade
	(t	)	(g/t	)
Measured	31,000		23.20
Indicated	134,000		18.50
Measured + Indicated	165,000		19.38
Inferred	115,000		15.30

Table 61 - Bai Dat: WGM Reclassified H&S Resource Estimate (January 2004)

•
Terra Mining Consultants/Stevens & Associates prepared a preliminary assessment report for Olympus Pacific Minerals Inc. in December 2007. TMC/SA reviewed and audited the Olympus resource estimate work. The resource estimate is shown in Table 62 - South Deposit (Bai Dat): Olympus Resource Estimate (December 2007) below.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	63,190	18.68		21.65		1.73	1.66
Indicated	184,680	15.12		17.34		1.13	1.08
Measured+Indicated	247,870	16.03		18.44		1.28	1.23
Inferred	143,000	9.97		11.01		0.75	0.84

Table 62 - South Deposit (Bai Dat): Olympus Resource Estimate (December 2007)

16.2.5                 Modelling & Resource Estimate Parameters

Block models were generated in Gemcom for the South Deposit (Bai Dat). The South Deposit (Bai Dat) blocks axes were orientated at Y = 300º and X = 30º. The mineralized zone wireframes were filled with 2 metres x 2 metres x 0.5 metre model cells.

For Bai Dat, all the assays within the wireframe were used in the estimate. Gold, silver, lead and zinc were applied top cut values of 100 g/t Au, 130 g/t Ag, 150,000 ppm (15%) Pb and 140,000 ppm (14%) Zn respectively, based on generated log normal probability

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plots and quantile analysis tables. Gold has been treated as the primary product of the deposit and no lower cut-off grade was applied to the silver, lead or zinc grade calculations as these elements lie within the wire frames as defined by the >1 g/t Au cut-off. Assays were composited to a nominal 1 metre or less where on zone boundaries.

Density measurements have been taken on a reasonably consistent basis and these have been interpolated using Inverse Distance to fill the ore zone block model. This allows the spatial differences in the density to be catered for. The average density from the density interpolation is 2.75 g/ cm3 for the whole Bai Dat ore zone.

Search ellipse orientation parameters are based on the average ore zone dip and dip direction orientation. The search ellipse is orientated at a dip of 30º at an azimuth (dip direction) of 300º. Grade interpolation was by the Inverse Distance Squared method.

The Bai Dat modelling and resource estimation parameters used in the grade interpolation are listed in Table 63 - Bai Dat: Resource Estimation Parameters below.

Parameter	Au	Ag	Pb	Zn
Upper Cut Value	100 g/t	130 g/t	150,000 ppm	140,000 ppm
Lower Cut Value	All assays in wf	All assays in wf	All assays in wf	All assays in wf
Measured:
Search Radius	35x35x5 m	35x35x5 m	35x35x5 m	35x35x5 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Indicated:
Search Radius	70x70x10 m	70x70x10 m	70x70x10 m	70x70x10 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Inferred:
Search Radius	140x140x20 m	140x140x20 m	140x140x20 m	140x140x20 m
Min Octants	2	2	2	2
Weighting	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.

Table 63 - Bai Dat: Resource Estimation Parameters

The positions of the shallow artisanal workings, which can be found at Bai Dat, were surveyed. Their depths and a conservative zone of influence was modelled and wireframed. The modelled resource was then evaluated within these wireframes and the tonnage and grade was subtracted from the resource estimate. All estimates tabulated, both Olympus and Terra Mining Consultants/Stevens & Associates, are exclusive of artisanal workings tonnes and grade.

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16.2.6                      Comparative Resource Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates prepared a block model generated using the imported wireframe surfaces output from Gemcom. The block parameters used differed slightly from Gemcom due mainly to software differences. The differences are tabulated below:

Parameter	Olympus	Terra Mining/ Stevens & Assoc.
Parent Block Size	2m x 2m x 0.5m	2m x 2m x .5m
Block Splitting	No splitting	Sub-Cell splitting (2x in X & Y and min Z)
Sub-Cell Block Size (minimum)	N/A	0.5m x 0.5m x 0.004 m

Table 64 – South Deposit (Bai Dat): Software Modelling Differences

The same grade interpolation parameters used by Olympus were used by Terra Mining Consultants/Stevens & Associates, and primarily they are the same as those listed above in the previous section.

The results of the comparative assessment (Olympus vs. Terra Mining Consultants/Stevens & Associates), for Bai Dat, are shown in Table 65 – South Deposit (Bai Dat): Comparative Gold Resource Assessment to Table 68 – South Deposit (Bai Dat): Comparative Zinc Resource Assessment below, along with some comparative statistics between the two resource estimates.

	Olympus			Terra/Stevens			Difference
Category	Tonnes	Au		Tonnes	Au		Tonnes	Au
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Measured	68,850	17.63		69,890	17.32		1.5%	-1.8%
Indicated	258,690	12.66		258,610	13.30		0.0%	4.8%
Measured+Indicated	327,540	13.71		328,500	14.16		0.3%	3.2%
Inferred	112,200	8.89		114,600	8.35		2.1%	-6.4%

Table 65 – South Deposit (Bai Dat): Comparative Gold Resource Assessment

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Category	Tonnes	Ag		Tonnes	Ag		Tonnes	Ag
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Measured	68,850	20.07		69,890	17.51		1.5%	-14.6%
Indicated	258,690	13.55		258,610	14.26		0.0%	5.0%
Measured+Indicated	327,540	14.92		328,500	14.95		0.3%	0.2%
Inferred	112,200	9.89		114,600	10.00		2.1%	1.1%

Table 66 – South Deposit (Bai Dat): Comparative Silver Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Pb	Tonnes	Pb	Tonnes	Pb
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	68,850	1.61	69,890	1.41	1.5%	-14.4%
Indicated	258,690	0.86	258,610	0.95	0.0%	9.8%
Measured+Indicated	327,540	1.02	328,500	1.05	0.3%	3.1%
Inferred	112,200	0.69	114,600	0.71	2.1%	2.3%

Table 67 – South Deposit (Bai Dat): Comparative Lead Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Zn	Tonnes	Zn	Tonnes	Zn
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	68,850	1.57	69,890	1.52	1.5%	-3.2%
Indicated	258,690	0.93	258,610	1.00	0.0%	6.6%
Measured+Indicated	327,540	1.07	328,500	1.11	0.3%	3.9%
Inferred	112,200	0.58	114,600	0.56	2.1%	-4.2%

Table 68 – South Deposit (Bai Dat): Comparative Zinc Resource Assessment

A variety of top cuts were undertaken in the previous Preliminary Assessment review, and it was deemed unnecessary to re-run as the statistical analysis did not vary dramatically. A Nearest Neighbour estimate comparative run was undertaken as well previously. Due to the minor changes to the data this was also deemed unnecessary. Please refer to the previous Preliminary Assessment for detail on this comparative work.

The Olympus resource estimate for Bai Dat compares well with the Terra Mining Consultants/Stevens & Associates resource estimate and the minor differences probably reflect the differing software (e.g. drillhole composite methodology and techniques), and some minor differences in the block modelling (e.g. block model cell splitting and no splitting) and interpolation techniques/application (e.g. octant search methodology and implementation).

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16.3    Resource Estimate – North Deposit (Bai Go)

16.3.1    General

The audit and document review conducted by Terra Mining Consultants/Stevens & Associates included:

•	Review of the Hellmann & Schofield May 2003 report “Resource Estimates for the Phuoc Son Gold Project – Bai Dat and Bai Go Prospects”;

•	Review of the W. Shywolup & T. Sirinawin November 2002 “0Resource Estimate, Bai Dat Gold Deposit, Phuoc Son Project, Quang Nam Province, Vietnam for New Vietnam Mining Corporation”;

•	Review of the Watts, Griffis and McOuat January 2004 report “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”;

•	Review of the Micon International Ltd June 2005 report “Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam ”;

•
Review and validation of the resource database created by Olympus personnel from data originally compiled using MapInfo Discover software and used in Gemcom to define the resource and calculate the resource estimate.  The resource database included drillhole data, geology and resource sections, wireframes/triangulations and block models;

•	Check of the resource zone(s) envelope interpretation against geological coding and assay grades in the drillholes;

•	Importing of drillhole and wireframe files using Datamine software and validating them;

•	Checking and validation of the interpretation and resource interpolation parameters used;

•	Cross-checking the block model generation and grade interpolation using Datamine software;

•	Verification of the reporting of the resources.

All data used for this audit were supplied by Olympus and Terra Mining Consultants/Stevens & Associates did not generate any new interpretations. We have

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assumed the data supplied to us to be correct and have accepted it for the purpose of this report. The only data generated by Terra Mining Consultants/Stevens & Associates was comparative block model generation and grade interpolation as a cross-check of the work and results defined by Olympus.

16.3.2    Data Review & Validation

As with the South Deposit (Bai Dat), the data validation for the North Deposit (Bai Go) discussed below was for the drillholes included in the previous Preliminary Assessment, and has been left in this report for information purposes. Only drillhole data in the database drilled from 31 October 2007 until 31 January 2008 was review and validated, as the previous data had already been checked. No validation errors were encountered with the new drillhole information.

The existing resource wireframes and sections were modified by Olympus and supplied to Terra Mining Consultants/Stevens & Associates. These were checked against the combined historic and new drillholes.

•	Previous Data Validation

A description of the full drillhole database review and validation is discussed in the South Deposit (Bai Dat) section of this Chapter. The North Deposit (Bai Go) part only is discussed below.

The North Deposit (Bai Go) drillholes were extracted using the AREA code (“Bai Go Deposit” and Bai Go North”) in the database. Drillholes were checked visually in 3D and in the drill survey log for significant or excessive downhole deviations. Deviations are of the order of a few metres over drillhole depths of hundreds of metres. Overall no significant or excessive downhole deviations were identified. Magnetic declination is 0º 36’ on the government map and due to the minor difference is ignored in downhole surveys. Pyrrhotite is present in minor quantities in some samples, but has been tested and is non-magnetic and therefore has a negligible effect on any downhole surveys.

Visual checking of the drillhole collars with the topography surface indicates that there are some differences between the drillhole survey and the topography. These differences are minor and due to local height variations on the ground not defined by the topography contour resolution.

The wireframes/triangulations defining the ore zones, as supplied by Olympus, were checked for crossovers and holes, etc. No duplicate faces, empty faces, open edges, intersections or shared edges were found in any of the wireframes/triangulations. Section lines used to build the wireframe/triangulation were also checked to ensure that they are

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snapped correctly to the drillholes. All sections reviewed were snapped appropriately to the appropriate drillhole interval.

Olympus derived the mineralized zones as follows:

o	Drillhole sections were created using MapInfo Discover software, and interpreted faults and dykes, main geological and mineralized zone grade boundaries (≥1 gram/tonne Au lower cut-off) were drawn.

o
The grade boundaries were correlated from section to section on a geological basis using the geological boundaries as a guideline. A number of mineralized zones were interpreted with the main mineralisation within the quartz zone. Some mineralisation may occur in the surrounding serpentinite and meta-basite, and grade boundaries are modified to incorporate these minor occurrences as required.

o	In the absence of zone continuity, extrapolations were made in between drill sections and outwards.

o	Sections are exported to GEMS, tidied up and wireframed/triangulated to define the Bai Go Ore Zone.

16.3.3    Statistical Analysis of Data

The North Deposit (Bai Go) area consisted of 119 drillhole collar entries, of which 99 are within the defined ore zone. Drillhole depths varied from 60.00 metres to 507.00 metres for all ore zone drillholes in the North Deposit (Bai Go) area. A total of 26,877.07 metres of drilling was conducted at Bai Go, of which 22,802.95 metres of drilling was within the ore zone, as at the database date. The average ore zone thickness is 2.33 metres and ranges from 0.13 to 20.45 metres.

A total of 671 assays and 714 density samples fall within the mineralized zone at North Deposit (Bai Go). Statistics were calculated in Datamine for the main assay fields, along with density and sample length fields in the drillhole database within the defined mineralized zones. Table 69 – North Deposit (Bai Go): Ore Zone Drillhole Sample Statistics lists the statistics for the drillhole samples.

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Drillhole Field	Sample	Au	Ag	Pb	Zn	Density
	Length
Number of Samples	672	671	670	670	671	714
Missing Values	-	-	1	1	-	-
Minimum Value	0.01	0.01	0.05	2	1	2.21
Maximum Value	3.25	268.00	254.00	226,000	62,847	5.23
Range	3.24	267.99	253.95	225,999	62,847	3.02
Mean	0.85	7.65	9.11	7,337	715	2.83
Variance	0.14	446.45	735.54	4.722E+08	1.111E+07	0.05
Standard Deviation	0.37	21.13	27.12	21,729	3,333	0.23
Standard Error	0.01	0.82	1.05	839	129	0.01
Skewness	0.47	7.48	4.86	4	12	4.52
Kurtosis	1.95	71.70	28.15	24	191	31.86
Geometric Mean	0.76	1.79	1.20	305	85	2.82
Sum of Logs	- 188.08	392.34	124.49	3,832	2,979	740.05
Mean of Logs	- 0.28	0.58	0.19	6	4	1.04
Log Variance	0.30	3.17	3.22	7	3	0.01
Log Estimate of Mean	0.88	8.74	6.03	8,377	340	2.83

Table 69 – North Deposit (Bai Go): Ore Zone Drillhole Sample Statistics

Samples within the orezone were composited to 1 metre lengths, resulting in 664 composites. Table 70 – North Deposit (Bai Go): Ore Zone 1m Composited Drillhole Sample Statistics lists the statistics for the composited drillholes for Bai Go.

Drillhole Field	Sample	Au	Ag	Pb	Zn	Density
	Length
Number of Samples	664	661	661	661	661	432
Missing Values	-	3	3	3	3	232
Minimum Value	0.09	0.01	0.15	2	1	2.45
Maximum Value	1.00	184.78	237.00	124,487	62,847	4.11
Range	0.91	184.77	236.85	124,485	62,847	1.66
Mean	0.87	6.46	8.49	6,687	673	2.82
Variance	0.06	191.83	577.29	3.535E+08	9.694E+06	0.03
Standard Deviation	0.25	13.85	24.03	18,802	3,114	0.16
Standard Error	0.01	0.54	0.93	731	121	0.01
Skewness	- 1.69	5.99	4.70	4	14	2.90
Kurtosis	1.44	53.20	26.40	16	247	15.74
Geometric Mean	0.81	2.11	1.27	345	90	2.81
Sum of Logs	- 143.15	493.78	158.59	3,863	2,973	446.48
Mean of Logs	- 0.22	0.75	0.24	6	4	1.03
Log Variance	0.20	2.46	3.09	6	3	0.00
Log Estimate of Mean	0.89	7.21	5.95	8,247	348	2.82

Table 70 – North Deposit (Bai Go): Ore Zone 1m Composited Drillhole Sample Statistics

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The Au data shown statistically above is also shown in graphical form below. Figure 58 – North Deposit (Bai Go): Histogram of Au Orezone Composites to Figure 60 – North Deposit (Bai Go): Cumulative Log Histogram of Au Orezone Composites below display the histogram, log histogram and cumulative log probability plots for composited Au samples, were plotted in Datamine.

Figure 58 – North Deposit (Bai Go): Histogram of Au Orezone Composites

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Figure 59 – North Deposit (Bai Go): Log Histogram of Au Orezone Composites

Figure 60 – North Deposit (Bai Go): Cumulative Log Histogram of Au Orezone Composites

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Additionally, the histograms and cumulative log histograms are shown below for the other elements – Ag, Pb and Zn. Figure 61 – North Deposit (Bai Go): Histogram of Ag Ore Zone Composites to Figure 63 – North Deposit (Bai Go): Histogram of Zn Ore Zone Composites displays the histogram for Ag, Pb and Zn. Figure 64 – North Deposit (Bai Go): Cumulative Log Histogram of Ag Ore Zone Composites to Figure 66 – North Deposit (Bai Go): Cumulative Log Histogram of Zn Ore Zone Composites displays the cumulative log histogram for Ag, Pb and Zn.

Figure 61 – North Deposit (Bai Go): Histogram of Ag Ore Zone Composites

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Figure 62 – North Deposit (Bai Go): Histogram of Pb Ore Zone Composites

Figure 63 – North Deposit (Bai Go): Histogram of Zn Ore Zone Composites

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Figure 64 – North Deposit (Bai Go): Cumulative Log Histogram of Ag Ore Zone Composites

Figure 65 – North Deposit (Bai Go): Cumulative Log Histogram of Pb Ore Zone Composites

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Figure 66 – North Deposit (Bai Go): Cumulative Log Histogram of Zn Ore Zone Composites

Samples within the orezone were composited to full orezone width, resulting in 201 composites. Table 71 – North Deposit (Bai Go): Ore Zone Full Width Composited Drillhole Sample Statistics lists the statistics for the full composited drillholes for the North Deposit (Bai Go).

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Drillhole Field	Sample	Au	Ag	Pb	Zn	Density
	Length
Number of Samples	236	235	235	235	235	153
Missing Values	-	1	1	1	1	83
Minimum Value	0.13	0.01	0.15	1.5	3	2.58
Maximum Value	20.45	101.90	126.86	114,300	19,756	3.34
Range	20.32	101.89	126.71	114,299	19,753	0.76
Mean	2.44	5.57	6.58	5,180	612	2.81
Variance	9.43	83.25	273.99	1.745E+08	3.918E+06	0.01
Standard Deviation	3.07	9.12	16.55	13,209	1,979	0.12
Standard Error	0.20	0.59	1.08	862	129	0.01
Skewness	3.24	5.82	4.81	5	7	1.40
Kurtosis	12.55	52.02	27.11	26	53	3.70
Geometric Mean	1.52	2.59	1.44	441	107	2.81
Sum of Logs	98.41	223.58	84.97	1,431	1,098	157.97
Mean of Logs	0.42	0.95	0.36	6	5	1.03
Log Variance	0.87	1.88	2.69	6	3	0.00
Log Estimate of Mean	2.34	6.63	5.51	8,857	424	2.81

Table 71 – North Deposit (Bai Go): Ore Zone Full Width Composited Drillhole Sample Statistics

Unlike the South Deposit (Bai Dat) the data was not contoured as there were multiple stacked orezones and a planar contour plot would not have yielded any meaningful results.

A quantile analysis was run for Au at ten primary percentiles (10% ranges) with twenty secondary percentiles (1% ranges) for the last primary percentile. Table 72 – North Deposit (Bai Go): Quantile Analysis of Au Drillhole Composites displays the primary and secondary percentiles; the mean, minimum and maximum grades; and the metal content and percentage per range.

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Percent	Percent	Sample	Mean	Minimum	Maximum	Metal	Metal
From	To	Number				Content	Percent
0	10	66	0.17	0.01	0.31	10.90	0.26
10	20	66	0.52	0.32	0.71	34.09	0.80
20	30	66	0.94	0.72	1.12	62.35	1.46
30	40	66	1.26	1.12	1.45	83.10	1.94
40	50	66	1.70	1.48	1.93	112.37	2.63
50	60	66	2.22	1.94	2.62	146.79	3.44
60	70	66	3.50	2.63	4.54	230.94	5.40
70	80	66	5.77	4.58	7.76	380.87	8.91
80	90	66	11.15	7.84	15.69	736.14	17.23
90	100	67	36.94	15.70	184.78	2,475.29	57.93
90	91	6	16.44	15.70	16.95	98.64	2.31
91	92	7	18.16	17.02	19.19	127.09	2.97
92	93	7	20.31	19.35	21.80	142.17	3.33
93	94	6	22.70	21.82	23.86	136.20	3.19
94	95	7	25.28	24.25	26.60	176.95	4.14
95	96	7	28.70	26.62	29.94	200.91	4.70
96	97	6	34.27	30.11	38.80	205.61	4.81
97	98	7	41.49	39.39	43.52	290.45	6.80
98	99	7	54.46	47.60	66.40	381.21	8.92
99	100	7	102.30	69.67	184.78	716.08	16.76
0	100	661	6.46	0.01	184.78	4,272.85	100.00

Table 72 – North Deposit (Bai Go): Quantile Analysis of Au Drillhole Composites

Looking at the primary percentiles, it can be seen that approx. 58% of the metal percentage can be found in the top 10% range (top 67 samples), and that there is a significant jump in the mean grade and metal content from the previous range. Closer inspection of the secondary percentiles indicates that the Au metal content changes between the 97-98 percentiles as well as between the 98-99 percentiles. The Au metal percent makes a large jump at the 99 percentile (7 samples), and contains nearly 17% of the Au.

Reviewing the histograms, cumulative log histograms and the quantile analysis suggests that a top cut in the range of 70 to 90 grams/tonne should be applied to the samples to remove any effect of the high grade samples in the estimation process. Therefore, a top cut of 80 grams/tonne (98.5-99 percentiles) is a reasonable value to use. Bivariate analysis was run on the composited orezone drillhole file, comparing Au, Ag, Pb, Zn and Density. The Pb and Zn values were converted to percent from ppm for legible printing of the results. The full bivariate analysis results are listed in Table 73 – North Deposit (Bai Go): Results of Bivariate Analysis of Ore Zone Drill Composites below.

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		Correlation Matrix
	Au	Ag	Pb	Zn	Density
Au	1.0000
Ag	0.3717	1.0000
Pb	0.3272	0.9065	1.0000
Zn	0.1206	0.3504	0.2750	1.0000
Density	0.0800	0.4840	0.4585	0.0793	1.0000
		Covariance Matrix
	Au	Ag	Pb	Zn	Density
Au	195.00
Ag	126.68	595.77
Pb	8.63	41.79	3.57
Zn	0.55	2.78	0.17	0.11
Density	0.28	2.89	0.20	0.01	0.04
		F Ratio Matrix
	Au	Ag	Pb	Zn	Density
Au	1.00
Ag	3.06	1.00
Pb	54.67	167.02	1.00
Zn	1849.23	5649.76	33.83	1.00
Density	5357.77	16369.05	98.01	2.90	1.00
		Paired T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	2.2427	0.0000
Pb	10.5827	8.5639	0.0000
Zn	11.2869	8.6105	8.0578	0.0000
Density	5.6903	5.2391	13.7015	90.1855	0.0000
		Pooled T Test
	Au	Ag	Pb	Zn	Density
Au	0.0000
Ag	1.8473	0.0000
Pb	10.1039	7.9377	0.0000
Zn	11.2457	8.5631	7.6723	0.0000
Density	4.2311	3.8247	18.4075	127.8919	0.0000

Table 73 – North Deposit (Bai Go): Results of Bivariate Analysis of Ore Zone Drill Composites

In conjunction with the bivariate analysis scatter plots were plotted to determine if there were any relationships between the elements Au, Ag, Pb, Zn and density. The scatter plots are shown side-by-side below in Figure 67 – North Deposit (Bai Go): Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites.

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DATAMINE
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Figure 67 – North Deposit (Bai Go): Scatter Plots of Au, Ag, Pb, Zn & Density for Drillhole Composites

Reviewing the trends and correlation between the main elements, most show a poor correlation between silver (Ag), lead (Pb) and zinc (Zn) (i.e. <0.5) with silver-lead (Ag-Pb) showing a high correlation spatially as well as graphically/numerically (better correlation than Bai Dat). Gold (Au) and silver/lead/zinc (Ag/Pb) show poor correlation. The correlation of Density with gold (Au), silver (Ag), lead (Pb) and zinc (Zn) is poor.

16.3.4    Previous Resource Estimates

The Bai Go deposit has been the subject of four resource estimates. The following summary of historic resource estimate work completed prior to 2007, was extracted from Olympus-supplied technical documents. Some of these historic estimates were prepared

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pre-NI43-101 and Terra Mining Consultants/Stevens & Associates has neither audited them nor made any attempt to classify them according to NI43-101 standards. Although some of the more resource estimates are purported to have been compiled in terms of the relevant AusIMM JORC Code at that point in time. They are presented because Olympus and Terra Mining Consultants/Stevens & Associates consider them to be relevant and of historic significance.

o
Shywolup & Sirinawin in November 2002 calculated a resource estimate for Bai Go. The reporting of the resource estimate followed the “Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code)” guidelines as set down by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), September 1999. Global resource estimates were calculated over a range of top-cuts. All estimates are based on a 5 gram/tonne cut-off. Table 74 - Summary of Bai Go Resources @ Various Cut-offs (November 2002) below summarizes the resource estimates calculated with a range of Au top-cuts.

RESOURCE CATEGORY	TONNES (t)	GRADE (g/t Au)	GRADE (g/t Ag)	GRADE (% Pb)	GRADE (% Zn)
(No Top Cut to Au Assays)
Measured	105,800	18.9	25.4	2.17	0.11
Indicated	27,700	19.9	34.9	3.09	0.13
TOTAL RESOURCE	133,500	19.1	27.4	2.36	0.11
(Top Cut 15g/t Au)
Measured	105,800	9.73	25.4	2.17	0.11
Indicated	27,700	10.5	34.9	3.09	0.13
TOTAL RESOURCE	133,500	9.82	27.4	2.36	0.11
(Top Cut 35g/t Au)
Measured	105,800	14.1	25.4	2.17	0.11
Indicated	27,700	16.1	34.9	3.09	0.13
TOTAL RESOURCE	133,500	14.5	27.4	2.36	0.11
(Top Cut 50g/t Au)
Measured	105,800	15.9	25.4	2.17	0.11
Indicated	27,700	18.0	34.9	3.09	0.13
TOTAL RESOURCE	133,500	16.3	27.4	2.36	0.11

Table 74 - Summary of Bai Go Resources @ Various Cut-offs (November 2002)

•
Hellmann & Schofield Pty Limited (H&S) prepared a resource estimate for New Vietnam Mining Corporation in May 2003. The Au resource estimate was determined using Multiple Indicator Kriging, with Ordinary Kriging used for Pb, Zn, Ag and density. A cut-off grade of 4.5 grams/tonne was applied.

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o
Watts, Griffis and McOuat (WGM) prepared a report for Olympus Pacific Minerals Inc. in January 2004. WGM reviewed and audited the H&S work and reclassified the resource in terms of CIM as required by NI43-101. The H&S reclassified resource estimate is displayed in Table 75 - Bai Go: WGM Reclassified H&S Resource Estimate (January 2004) below.

	Tonnes	Grade
Category	(t)	(g/t	)
Measured	53,000	10.90
Indicated	100,000	7.80
Measured + Indicated	153,000	8.87
Inferred	73,000	7.10

Table 75 - Bai Go: WGM Reclassified H&S Resource Estimate (January 2004)

•
Terra Mining Consultants/Stevens & Associates prepared a preliminary assessment report for Olympus Pacific Minerals Inc. in December 2007. TMC/SA reviewed and audited the Olympus resource estimate work. The resource estimate is shown in Table 76 - North Deposit (Bai Go): Olympus Resource Estimate (December 2007) below.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	94,260	9.29		23.55		2.04	0.10
Indicated	258,130	6.68		8.39		0.65	0.05
Measured+Indicated	352,390	7.37		12.45		1.02	0.07
Inferred	1,812,400	6.51		4.71		0.33	0.03

Table 76 - North Deposit (Bai Go): Olympus Resource Estimate (December 2007)

16.3.5    Modelling & Resource Estimate Parameters

Block models were generated in Gemcom for Bai Go. The Bai Go blocks axes were orientated orthogonally. The mineralized zone wireframes were filled with 4 metres x 4 metres x 1 metre model cells.

For Bai Go, all the assays within the wireframe were used in the estimate. Gold, silver, lead and zinc were applied top cut values of 80 g/t Au, 130 g/t Ag, 120,000 ppm (12%) Pb and 13,500 ppm (1.35%) Zn respectively, based on generated log normal probability plots and quantile analysis tables. Gold has been treated as the primary product of the deposit and no lower cut-off grade was applied to the silver, lead or zinc grade calculations as these elements lie within the wire frames as defined by the >1 g/t Au cut-off. Assays were composited to a nominal 1 metre or less where on zone boundaries.

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Density measurements have been taken on a reasonably consistent basis and these have been interpolated using Inverse Distance to fill the ore zone block model. This allows the spatial differences in the density to be catered for. The average density from the density interpolation is 2.84 g/ cm3 for the whole Bai Go ore zone. Where density values were not interpolated in the model, i.e. outwith the search radius, this density value was applied.

Search ellipse orientation parameters are based on the average ore zone dip and dip direction orientation. The search ellipse is orientated at a dip of 33º at an azimuth (dip direction) of 260º. Grade interpolation was by the Inverse Distance Squared method.

The Bai Go modelling and resource estimation parameters used in the grade interpolation are listed in Table 77 - Bai Go: Resource Estimation Parameters below.

Parameter	Au	Ag	Pb	Zn
Upper Cut Value	80 g/t	130 g/t	120,000 ppm	13,500 ppm
Lower Cut Value	All assays in wf	All assays in wf	All assays in wf	All assays in wf
Measured:
Search Radius	35x35x5 m	35x35x5 m	35x35x5 m	35x35x5 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Indicated:
Search Radius	70x70x10 m	70x70x10 m	70x70x10 m	70x70x10 m
Min Octants	4	4	4	4
Weighting	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.	8 – 32 data pts.
Inferred:
Search Radius	140x140x20 m	140x140x20 m	140x140x20 m	140x140x20 m
Min Octants	2	2	2	2
Weighting	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.	4 – 32 data pts.

Table 77 - Bai Go: Resource Estimation Parameters

The dyke present in the southern portion of the orezone has been modelled and wireframed. The modelled resource was then evaluated within this dyke wireframe and the tonnage and grade was subtracted from the resource estimate. All estimates tabulated, both Olympus and Terra Mining Consultants/Stevens & Associates, are exclusive of dyke zone.

16.3.6    Comparative Resource Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates prepared a block model generated using the imported wireframe surfaces output from Gemcom. The block parameters used differed slightly from Gemcom due mainly to software differences. The differences are tabulated below:

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Parameter	Olympus	Terra Mining/ Stevens & Assoc.
Parent Block Size	4m x 4m x 1m	4m x 4m x 4m
Block Splitting	No splitting	Sub-Cell splitting (3x in X & Y and min Z)
Sub-Cell Block Size (minimum)	N/A	0.5m x 0.5m x 0.004 m

Table 78 – North Deposit (Bai Go): Software Modelling Differences

The same grade interpolation parameters used by Olympus were used by Terra Mining Consultants/Stevens & Associates, and primarily they are the same as those listed above in the previous section. As part of the comparative assessment the interpolation was done using two methods, namely Inverse Distance Squared (IPD) and a 3D polygonal ‘Nearest Neighbour’ method (NN). The Nearest Neighbour method was run as a comparative check of the Inverse Distance method.

The results of the comparative assessment (Olympus vs. Terra Mining Consultants/Stevens & Associates), for Bai Go, are shown in Table 79 – North Deposit (Bai Go): Comparative Gold Resource Assessment to Table 82 - North Deposit (Bai Go): Comparative Zinc Resource Assessment below, along with some comparative statistics between the two resource estimates.

	Olympus			Terra/Stevens			Difference
Category	Tonnes	Au		Tonnes	Au		Tonnes	Au
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Measured	94,470	9.20		95,970	9.45		1.6%	2.6%
Indicated	287,660	7.91		262,310	7.59		-9.7%	-4.2%
Measured+Indicated	382,130	8.23		358,280	8.09		-6.7%	-1.7%
Inferred	1,772,000	6.49		1,752,600	6.37		-1.1%	-1.9%

Table 79 – North Deposit (Bai Go): Comparative Gold Resource Assessment

	Olympus			Terra/Stevens			Difference
Category	Tonnes	Ag		Tonnes	Ag		Tonnes	Ag
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Measured	94,470	23.52		95,970	22.99		1.6%	-2.3%
Indicated	287,660	9.61		262,310	9.72		-9.7%	1.2%
Measured+Indicated	382,130	13.05		358,280	13.28		-6.7%	1.7%
Inferred	1,772,000	4.69		1,752,600	4.60		-1.1%	-2.1%

Table 80 – North Deposit (Bai Go): Comparative Silver Resource Assessment

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	Olympus		Terra/Stevens		Difference
Category	Tonnes	Pb	Tonnes	Pb	Tonnes	Pb
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	94,470	2.03	95,970	2.00	1.6%	-1.7%
Indicated	287,660	0.74	262,310	0.79	-9.7%	5.5%
Measured+Indicated	382,130	1.06	358,280	1.11	-6.7%	4.4%
Inferred	1,772,000	0.32	1,752,600	0.35	-1.1%	7.7%

Table 81 - North Deposit (Bai Go): Comparative Lead Resource Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Zn	Tonnes	Zn	Tonnes	Zn
	(t)	(%)	(t)	(%)	(%)	(%)
Measured	94,470	0.11	95,970	0.09	1.6%	-18.6%
Indicated	287,660	0.05	262,310	0.06	-9.7%	2.3%
Measured+Indicated	382,130	0.07	358,280	0.07	-6.7%	-3.8%
Inferred	1,772,000	0.03	1,752,600	0.04	-1.1%	8.3%

Table 82 - North Deposit (Bai Go): Comparative Zinc Resource Assessment

A variety of top cuts were undertaken in the previous Preliminary Assessment review, and it was deemed unnecessary to re-run as the statistical analysis did not vary dramatically. A Nearest Neighbour estimate comparative run was undertaken as well previously. Due to the minor changes to the data this was also deemed unnecessary. Please refer to the previous Preliminary Assessment for detail on this comparative work.

The resource below the 3 g/t cut-off for the North Deposit (Bai Go) is 816,100 tonnes at 2.11 g/t Au. Additionally, North Deposit (Bai Go) contains 115,800 tonnes contained within the resource model that has no estimated value(s). This portion of the resource model does not meet the estimation parameter criteria, e.g. insufficient minimum number of samples, enough samples in the minimum number of octants, etc. Additional drilling and sampling data in this area of the modelled orebody could bring this substantial volume/tonnage into the resource.

The Olympus resource estimate for North Deposit (Bai Go) compares well with the Terra Mining Consultants/Stevens & Associates resource estimate and the minor differences probably reflect the differing software (e.g. drillhole composite methodology and techniques), and some minor differences in the block modelling (e.g. block model cell splitting and no splitting) and interpolation techniques/application (e.g. octant search methodology and implementation).

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16.3.7    Mineral Resource Estimate Summary

The Mineral Resource inventory reported by Olympus was effectively duplicated by Terra Mining Consultants/Stevens & Associates through the generation of check resource models and comparative assessments of Mineral Resources for the South Deposit (Bai Dat) and North Deposit (Bai Go) deposits. Accordingly, Terra Mining Consultants/Stevens & Associates is satisfied with and endorses the Olympus resource estimates for South Deposit (Bai Dat) and North Deposit (Bai Go).

16.4    Mineral Reserve Estimates

16.4.1    Introduction & Reserve Summary

Terra Mining Consultants/Stevens & Associates has carried out an audit of the Mineral Reserve estimate prepared by Olympus for the South Deposit (Bai Dat) and North Deposit (Bai Go) deposits within the Dak Sa Project. Estimates have been calculated for gold (Au), Silver (Ag), Lead (Pb) and Zinc (Zn) for both deposits.

The South Deposit (Bai Dat) reserve estimate is based on a 3 g/t stope cut-off; practical stope layout; and application of appropriate dilution factors. Any Inferred Resource blocks that cannot be practically separated out from the stope layout are included as waste dilution for the purposes of the reserve estimate, i.e. include volume/tonnage at zero grades. A summary of the diluted reserve estimate for the South Deposit (Bai Dat) is provided in Table 83 – South Deposit (Bi Dat): Gold, Silver, Lead & Zinc Diluted Mineral Reserve.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Proven	88,490	13.14		15.17		1.22	1.19
Probable	341,520	9.30		9.97		0.63	0.69
Proven+Probable	430,010	10.09		11.04		0.75	0.79

Table 83 – South Deposit (Bi Dat): Gold, Silver, Lead & Zinc Diluted Mineral Reserve

The North Deposit (Bai Go) reserve estimate is based on a 3 g/t stope cut-off; practical stope layout; and application of appropriate dilution factors. Any Inferred Resource blocks that cannot be practically separated out from the stope layout are included as waste dilution for the purposes of the reserve estimate, i.e. include volume/tonnage at zero grades. A summary of the estimates for Bai Go is provided in Table 84 – North Deposit (Bai Go): Gold, Silver, Lead & Zinc Diluted Mineral Reserve.

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Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Proven	147,160	6.06		15.11		1.33	0.07
Probable	353,220	5.72		6.68		0.55	0.04
Proven+Probable	500,380	5.82		9.16		0.77	0.05

Table 84 – North Deposit (Bai Go): Gold, Silver, Lead & Zinc Diluted Mineral Reserve

Based on a comparative assessment, Terra Mining Consultants/Stevens & Associates is satisfied that the Olympus estimates of Mineral Reserves is valid and accepts the results.

Terra Mining Consultants/Stevens & Associates have classified the defined mineralization according to the definitions of National Instrument 43-101 and the Australasian Institute of Mining & Metallurgy’s JORC Code 2004.

For the purposes of the report the relevant AusIMM Reserve definitions used for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004) are listed below along with the comparative C.I.M.M. Standards for Reserves.

AusIMM JORC Code Definitions	C.I.M.M. Standards Definitions
A ‘Probable Ore Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proved Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Table 85 - AusIMM & CIM Comparative Reserve Definitions

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16.4.2    Reserve Factors & Derivation

The process used by Olympus to define the reserve is as follows:

•
The Measured and Indicated Resource portion of each deposit was outlined in a general sense – some small inliers of Inferred were included where impractical to separate out (when estimated these were treated as waste at 0 g/t Au), and outliers of Measured and Indicated were excluded based on their size and relationship to the main area being defined.

•	Stopes and ore development were defined within these areas based on level intervals, orebody orientation and on a 3 g/t cut-off.

•	Stope dilution (planned and unplanned) was applied to the stopes based on the dilution rules (see below), along with the minimum mining width criteria.

•	Stopes and ore development were evaluated and those below the stope cut-off of 3 g/t were excluded.

•	The remaining stopes above cut-off were combined into the Mineral Reserve.

Figure 68 - South Deposit (Bai Dat) Development & Stope Layout below shows the South Deposit (Bai Dat) development, ore development and defined stopes, used in the Reserve evaluation.

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Figure 68 - South Deposit (Bai Dat) Development & Stope Layout

Figure 69 - North Deposit (Bai Go) Development & Stope Layout shows the development and stope layout for the North Deposit (Bai Go).

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Figure 69 - North Deposit (Bai Go) Development & Stope Layout

The following factors apply to the reserve determination:

•	Minimum mining width of 1 metre

•	Planned mining dilution of 0.2 metres to hangingwall and footwall and any internal dilution where applicable

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•	Unplanned dilution based on modelled hangingwall fracture zone, listed below is the fracture zone thickness and the unplanned dilution applied:

o	0 to 0.2 m = 0 m

o	0.2 to 0.5 m = 0.2 m

o	0.5 to 1.0 m = 0.4 m

o	1.0 to 1.5 m = 0.6 m

•	Waste included at 0 g/t Au grade

•	Any minor amounts of Inferred that cannot be excluded from a practical stope is included as waste at 0 g/t Au grade.

16.4.3    Comparative Reserve Estimates

Using Datamine software, Terra Mining Consultants/Stevens & Associates undertook a comparative assessment of the Olympus Mineral Reserve estimate.

The comparative assessment was undertaken for each deposit using an underground optimization technique. The results were then compared to the Olympus reserve estimate. The comparative diluted Mineral Reserve estimates of Gold, Silver, Lead and Zinc for the South Deposit (Bai Dat) are tabulated below in Table 86 - South Deposit (Bai Dat): Comparative Diluted Gold Reserve Assessment to Table 89 - South Deposit (Bai Dat): Comparative Diluted Zinc Reserve Assessment below.

	Olympus			Terra/Stevens			Difference
Category	Tonnes	Au		Tonnes	Au		Tonnes	Au
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Proven	88,490	13.14		100,270	12.79		11.7%	-2.7%
Probable	341,520	9.30		332,380	9.20		-2.7%	-1.0%
Proven+Probable	430,010	10.09		432,650	10.04		0.6%	-0.5%

Table 86 - South Deposit (Bai Dat): Comparative Diluted Gold Reserve Assessment

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	Olympus			Terra/Stevens			Difference
Category	Tonnes	Ag		Tonnes	Ag		Tonnes	Ag
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Proven	88,490	15.17		100,270	12.84		11.7%	-18.2%
Probable	341,520	9.97		332,380	10.03		-2.7%	0.6%
Proven+Probable	430,010	11.04		432,650	10.68		0.6%	-3.4%

Table 87 - South Deposit (Bai Dat): Comparative Diluted Silver Reserve Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Pb	Tonnes	Pb	Tonnes	Pb
	(t)	(%)	(t)	(%)	(%)	(%)
Proven	88,490	1.22	100,270	1.03	11.7%	-18.9%
Probable	341,520	0.63	332,380	0.65	-2.7%	3.1%
Proven+Probable	430,010	0.75	432,650	0.74	0.6%	-1.9%

Table 88 - South Deposit (Bai Dat): Comparative Diluted Lead Reserve Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Zn	Tonnes	Zn	Tonnes	Zn
	(t)	(%)	(t)	(%)	(%)	(%)
Proven	88,490	1.19	100,270	1.10	11.7%	-8.1%
Probable	341,520	0.69	332,380	0.69	-2.7%	1.2%
Proven+Probable	430,010	0.79	432,650	0.79	0.6%	-0.2%

Table 89 - South Deposit (Bai Dat): Comparative Diluted Zinc Reserve Assessment

The comparative reserve estimates of Gold, Silver, Lead and Zinc for the North Deposit (Bai Go) are tabulated below in Table 90 - North Deposit (Bai Go): Comparative Diluted Gold Reserve Assessment to Table 93 - North Deposit (Bai Go): Comparative Diluted Zinc Reserve Assessment below.

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	Olympus			Terra/Stevens			Difference
Category	Tonnes	Au		Tonnes	Au		Tonnes	Au
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Proven	147,160	5.72		137,760	6.32		-6.8%	9.5%
Probable	353,220	5.82		349,540	5.66		-1.1%	-2.8%
Proven+Probable	500,380	5.82		487,300	5.85		-2.7%	0.5%

Table 90 - North Deposit (Bai Go): Comparative Diluted Gold Reserve Assessment

	Olympus			Terra/Stevens			Difference
Category	Tonnes	Ag		Tonnes	Ag		Tonnes	Ag
	(t)	(g/t	)	(t)	(g/t	)	(%)	(%)
Proven	147,160	15.11		137,760	22.99		-6.8%	34.3%
Probable	353,220	6.68		349,540	9.72		-1.1%	31.3%
Proven+Probable	500,380	9.16		487,300	9.35		-2.7%	2.1%

Table 91 - North Deposit (Bai Go): Comparative Diluted Silver Reserve Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Pb	Tonnes	Pb	Tonnes	Pb
	(t)	(%)	(t)	(%)	(%)	(%)
Proven	147,160	1.33	137,760	1.36	-6.8%	2.8%
Probable	353,220	0.55	349,540	0.59	-1.1%	7.9%
Proven+Probable	500,380	0.77	487,300	0.81	-2.7%	4.4%

Table 92 - North Deposit (Bai Go): Comparative Diluted Lead Reserve Assessment

	Olympus		Terra/Stevens		Difference
Category	Tonnes	Zn	Tonnes	Zn	Tonnes	Zn
	(t)	(%)	(t)	(%)	(%)	(%)
Proven	147,160	0.07	137,760	0.06	-6.8%	-15.8%
Probable	353,220	0.04	349,540	0.04	-1.1%	6.9%
Proven+Probable	500,380	0.05	487,300	0.05	-2.7%	-2.1%

Table 93 - North Deposit (Bai Go): Comparative Diluted Zinc Reserve Assessment

Stope optimization parameters used were:

•	Minimum Mining Unit (MMU): 3m width x 6m length x 1m height

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•	Stope Orientation (South Deposit): Azimuth 300º and dip 30º

•	Stope Orientation (North Deposit): Azimuth 260º and dip 35º

•	Stope cut-off: 3 g/t Au

•	Maximum envelope option

For the South Deposit (Bai Dat) the total diluted Proven plus Probable Reserves are very close to those defined by Olympus i.e. < +-1% in terms of tonnage and gold grade, with other elements being within minor percentage differences. The individual Proven and Probable Reserves do vary slightly. The percentage of waste dilution is also very close with Olympus being 25% and TMC/SA 27%.

For the North Deposit (Bai Go) the total diluted Proven plus Probable Reserves are very close to those defined by Olympus i.e. < +-3% in terms of tonnage and < +- 1% gold grade, with other elements being within minor percentage differences. The individual Proven and Probable Reserves do vary slightly. The percentage of waste dilution is also very close with Olympus being 22% and TMC/SA 29%.

The Olympus reserve estimate for the South Deposit (Bai Dat) and North Deposit (Bai Go) compare well with the Terra Mining Consultants/Stevens & Associates reserve estimates and the minor differences probably reflect the differing software (Gemcom vs. Datamine), differing original resource models (Olympus vs. TMC/SA resource models) and the different reserve estimation techniques (manual method vs. stope optimization method).

16.4.4    Mineral Reserve Estimate Summary

The Mineral Reserve inventory reported by Olympus was effectively duplicated by Terra Mining Consultants/Stevens & Associates through the generation of check reserve models and comparative assessments of Mineral Reserves for the South Deposit (Bai Dat) and North Deposit (Bai Go) deposits. Accordingly, Terra Mining Consultants/Stevens & Associates is satisfied with and endorses the Olympus reserve estimates for the South Deposit (Bai Dat) and North Deposit (Bai Go).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

17.0    OTHER RELEVANT DATA & INFORMATION

This section includes other relevant data as well as items described as “Additional Information for Technical Reports on Development Properties” required under Form 43-101F1. They are described here rather than at the end of the report under “Additional information” since they form an integral part of the report and the basis for the final conclusions and recommendations for the project.

17.1    Mining

A mining method design and parameters has been developed by Olympus, and Terra Mining Consultants/Stevens & Associates have reviewed this design and associated costs developed to date, and have found it to be generally reasonable. The design has been updated based on the revised resource models.

17.1.1    Mine Access & Main Development

Topography and the depth to the mineralised structures preclude open pit mining methods and therefore underground extraction is the most viable option. Due to the mountainous high relief terrain and the position of the orebody relative to the topography an adit and ramp system is the best mine access option. Rubber tired vehicles, drill jumbos, LHD’s and underground trucks, will be used to develop and operate in the mine to deliver materials, ore and waste, along with personnel to and from the workplaces.

All main development will comprise a 4 metre by 4 metre arched configuration, with ramps varying in inclination up to 15%. Cuddies will be positioned at 100 metre intervals and used for mucking during the development phase. They will then be used as refuge bays, transformer chambers, underground stores, etc. About 234,000 tonnes of development waste will be generated over the life-of-mine. This waste will be used for plant site floor, road requirements and stope fill. Any remaining waste will be placed on a surface waste dump.

•	South Deposit (Bai Dat) Access & Development

The Bai Dat orebody is accessed via twin portals. The main portal becomes a decline driven at -15% for approximately 245 metres to meet the orebody. From the second portal an incline is planned to be driven at +7% for an approximate distance of 385 metres to the top of orebody. This drive will act as the main return airway and provide access for the upper orebody development.

Before the orebody is intersected the main access decline splits into two; a decline ramp heads off on a north-easterly direction at a gradient of -14%, and a haulage

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drive heads of in a south-westerly direction at a gradient of 3%. This haulage drive is approximately 200 metres long and will serve the upper 1/3 of the Bai Dat orebody. The north-east decline heads of in the direction of the Bai Choui deposit before turning back towards Bai Dat, with an approximate length of 420 metres. The decline will then become the second haulage drive in the footwall of the orebody, and serve the middle 1/3 of Bai Dat. At the other side of the orebody the haulage drive becomes a ramp declining to the south-west as a -15% ramp. This ramp heads towards the Bai Cu area before turning back towards the Bai Dat orebody where it becomes the third haulage drive, driven for approximately 100 metres at a 3% gradient, and serving the bottom 1/3 of the orebody.

From the main development drives, secondary development will be created to access the orebody and other required development infrastructure, e.g. raises, ventilation passes, sumps, etc. Shown in Figure 70 - Bai Dat: Indicative Underground Development Layout below, is an indicative layout of the Bai Dat orebody development.

Figure 70 - Bai Dat: Indicative Underground Development Layout

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•	North Deposit (Bai Go) Access & Development

The Bai Go orebody is accessed from two directions: a surface road provides access to a portal near the Bai Go orebody, from which a +14% ramp is driven to meet the ore zone; and a +3% ramp, for an approximate distance of 640 metres, is planned to be driven from the Bai Chuoi (north-east) ramp at Bai Dat. Both these drives are planned to access the upper ½ of the Bai Go ore zone. A 460 metre long ramp at 13% gradient connects these two ramps.

The lower half of the orebody will be accessed via a 14% decline ramp for an approximate total of 865 metres. From these and other ramps, haulage levels are driven across the length of the orebody. Similar to Bai Dat, secondary development will be created from the main development to access the orebody and other required development infrastructure, e.g. raises, ventilation passes, sumps, etc. An indicative 3D view of the Bai Dat development is shown in Figure 71 - Bai Go: 3D View of Indicative Underground Development Layout below.

Figure 71 - Bai Go: 3D View of Indicative Underground Development Layout

17.1.2    Mining Methods

A ranking process was used to select suitable mining methods for use at Bai Dat and Bai Go. A short list of three mining methods was developed from this, namely room-and-pillar, open stoping and cut-and-fill. Open stoping was eliminated as the primary stoping method

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due to geotechnical and safety concerns. However, should ground conditions and other factors permit, the feasibility of the use of this method will be considered. Room-and-pillar mining will be used in the flatter lying parts of the orebodies (<35°) with cut-and-fill being used in the more moderately dipping (>35°) areas, particularly Bai Go. Steeply dipping narrow veins encountered are planned to be mined by a modified shrinkage stoping method.

In the room-and-pillar method, where the ore zone widths are ≥ 2 metres, the design caters for fully mechanized extraction method, drill jumbos and LHD’s. Where the ore zone is too narrow (≤ 2 metres) a hand-held drilling and slusher/LHD combination cleaning approach will be used. Figure 72 - Diagrammatic Representation of the Fully-Mechanized Room-&-Pillar Extraction and Figure 73 - Diagrammatic Representation of the Narrow Vein Room-&-Pillar Extraction diagrammatically show the two alternative extraction methods.

Figure 72 - Diagrammatic Representation of the Fully-Mechanized Room-&-Pillar Extraction

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Figure 73 - Diagrammatic Representation of the Narrow Vein Room-&-Pillar Extraction

Ore development, in the form of sill drifts and in-stope ramps, is driven from the haulage drive in the plane of the orezone. These ore development drifts are 3 metres by 3 metres with the ramps driven at a constant 10%, and raises are 2 metres by 2 metres. The in-stope ramps connect with the sill drift connected to the next haulage drive above, and are approximately 500 metres in length. Ore and ventilation passes and their associated development are also developed at this time for each stope block. This development is planned to be undertaken using a single-boom drill rig, LHD’s and trucks, with ore/waste passes being used when available.

Once this stope block development is complete stoping commences. A strike drive or lift is developed along the strike of the ore zone to the stope limits. These drifts are initially 3 metres by 3 metres wide, and are widened to 4 metres high and up to 9 metres wide depending on orebody dimensions and orientation. From these lifts up-dip panels are driven through to the next lift following the mineralised hangingwall boundary. Three (3) metre wide rooms are driven 5 metres apart creating pillars. A combination of LHD’s, Slushers, water-jetting and hand lashing will be used as appropriate to muck out these lifts and rooms. Broken ore is transported by LHD and dumped in the orepasses. At the haulage level an LHD will load ore from the ore-pass discharge into low-profile underground trucks. These trucks will then transport the broken ore to the Bai Dat portal and ore stockpile on surface.

When a stope is complete, a process of pillar robbing will be undertaken in a retreat fashion, with the ramp pillars being removed at the end. Figure 74 - Longitudinal Section - Slusher Winch Configuration shows a longitudinal schematic of a slusher winch layout.

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Figure 74 - Longitudinal Section - Slusher Winch Configuration

In the steeper parts of Bai Go a modified version of shrinkage stoping is planned to be used. The method involves the removal of the ore in horizontal or near-horizontal slices in a bottom up direction. After each blast, only the swell (≤40%) caused by blasting is removed from the bottom of the stope. The broken ore then acts as the working platform for the next slice. When stoping reaches the vertical limit, the remaining fragmented ore about 60%, is removed. Figure 75 - Longitudinal Section of Shrinkage Stope - Stoping Phase presents a diagrammatic longitudinal section of a typical shrinkage stope during the stoping phase and Figure 76 - Longitudinal Section of Shrinkage Stope - Drawing Phase shows the shrinkage stope in the ore drawing phase.

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Figure 75 - Longitudinal Section of Shrinkage Stope - Stoping Phase

Figure 76 - Longitudinal Section of Shrinkage Stope - Drawing Phase

17.1.3    Support & Geotechnical

A rock mass classification scheme is beneficial in supplementing less than detailed data on rock mass and stress characteristics as occurs in underground mining in a new area. Knowledge of the composition and characteristics of a rock mass can provide estimates of the strength and deformation properties of the rock mass and provide initial assessments on support requirements and dilution impacts. A typical tunnel is characterized by changing ground conditions, varying sections of good rock mass quality and sections of

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poor quality. The primary use of rock mass classification systems is thus to qualitatively analyse the various engineering qualities of the rock mass.

Observations of artisanal underground workings and recovered core at Bai Dat and Bai Go indicate that generally the hanging-wall marble/limestone sequences are competent and can span over 10 metres unsupported. An independent review by Dr. Pham Dai Hai, Manager of the Geomechanics Research Department of the Institute of Mining Science and Technology in Hanoi concurs with this observation. In practice, as initial extraction proceeds, mine geologists and engineers will evaluate the rock masses and apply ground support systems that will provide the optimum support taking into consideration fault zones and orientation of bedding.

The method of geotechnical assessment and determination is the industry-standard practice. Terra Mining Consultants/Stevens and Associates have reviewed the geotechnical work and modelling, along with the support philosophies and find these appropriate. The geotechnical modelling and assessment has been used to assist with the determination of the mining dilution, particularly in a geo-spatial context.

•	Geomechanical Classification of Rock Mass

The in situ rock mass rating system (RMR) of jointed rock mass, leading to the mining rock mass rating system (MRMR) was used to determine the geomechanical classification of the rock mass. An in situ rock mass rating (RMR) was assigned based on measurable geological parameters. Each parameter is weighted according to its importance, and is assigned a maximum rating so that the total of all the parameters is 100. The range covers all variations in jointed rock masses from very poor to very good. The classification is divided into five classes with ratings of 20 per class, and with A and B sub-divisions.

Selected drillholes to represent the Bai Dat ore body were physically logged for geo-mechanical rock mass rating and 28 drill holes out of 60 were included in this initial RMR determination as set out in Figure 77 – South Deposit (Bai Dat): Geotechnical Drillhole. North Deposit (Bai Go) work is based on 23 drillholes in the upper horizon and 51 drilllholes in the lower horizon as shown in Figure 78 – North Deposit (Bai Go): Geotechnical Drillhole and Figure 79 - North Deposit (Bai Go): Geotechnical Drillhole Logging - Lower Horizon.

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Figure 77 – South Deposit (Bai Dat): Geotechnical Drillhole Logging

Figure 78 – North Deposit (Bai Go): Geotechnical Drillhole Logging – Upper Horizon

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Figure 79 - North Deposit (Bai Go): Geotechnical Drillhole Logging - Lower Horizon

1.	In Situ Rock Mass Rating (RMR)

The distribution of RMR is shown in Figure 80 – South Deposit (Bai Dat): Modelled RMR Distribution, Figure 81 – North Deposit (Bai Go): Upper Horizon – Modelled RMR Distribution and Figure 82 – North Deposit (Bai Go): Lower Horizon – Modelled RMR Distribution.

a.	South Deposit (Bai Dat)

The average RMR is 63 from a range of 40 - 82, while the median is 66. The lowest rating of 40 is just 50 metres below the surface as intersected in DSDH-133. The rock mass is in slightly weathered and

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broken banded marble schist with approximate IRS of 20 MPa. The next lowest RMR rating is 49. It shows that the rock mass 5 metres into the HW have “fair to good” or competent geomechanical classifications for the most part. Figure 80 – South Deposit (Bai Dat): Modelled RMR Distribution below displays the Bai Dat RMR modelling.

Figure 80 – South Deposit (Bai Dat): Modelled RMR Distribution

b.	Bai Go

The two main horizons, scheduled for mining, have been assessed – the lower and upper horizons. Average RMR in the upper horizon is 59 from a range of 38 - 71. The lowest rating was intersected at DSDH-050 where the approximate rock strength (IRS) is 15 MPa at drillhole depth

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of 114 metres. Figure 81 – North Deposit (Bai Go): Upper Horizon – Modelled RMR Distribution shows that at least 85% of HW RMR area distribution in the upper horizon will have “Fair” (50-60) rock mass classification or better.

Figure 81 – North Deposit (Bai Go): Upper Horizon – Modelled RMR Distribution

The lower horizon has an RMR range of 33-73 with an average of 55. The lowest rating is in a small area at the central southeast portion. Figure 82 – North Deposit (Bai Go): Lower Horizon – Modelled RMR Distribution indicates at least 75% of the HW RMR in the lower horizon has “Fair” (50-60) rock mass classification or better.

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Figure 82 – North Deposit (Bai Go): Lower Horizon – Modelled RMR Distribution

2.	Geotechnical Rating Summary

A summary of all ratings is set out in Table 94 - South Deposit (Bai Dat): Geotechnical Summary to Table 96 - North Deposit (Bai Go): Lower Horizon Geotechnical Summary below.

	RMR	MRMR	RMS	DRMS
Minimum	40	27	7	6
Maximum	82	55	72	61
Average	63	43	37	31
Median	66	44	36	31
Std. Dev.	10	7	14	12

Table 94 - South Deposit (Bai Dat): Geotechnical Summary

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	RMR	MRMR	RMS	DRMS
Minimum	32	22	5	4
Maximum	73	49	57	48
Average	54	36	24	20
Median	55	37	23	19
Std. Dev.	10	7	12	10

Table 95 - North Deposit (Bai Go): Upper Horizon Geotechnical Summary

	RMR	MRMR	RMS	DRMS
Minimum	32	22	5	4
Maximum	73	49	57	48
Average	55	37	23	19
Median	56	38	21	18
Std. Dev.	10	7	12	10

Table 96 - North Deposit (Bai Go): Lower Horizon Geotechnical Summary

3.	Mining Rock Mass Rating (MRMR)

To consider the effects of mining activity to the integrity of the rock mass, RMR must be adjusted to account for joint/ fracture orientation, effect of weathering in time on the rock mass when exposed (in a tunnel), in situ and mining induced stresses and effects of blasting. MRMR is obtained multiplying the RMR by empirical adjustment percentages.

For Dak Sa, adjustments have been made for:

a) Adjustment for Weathering (Aw)

b) Adjustment for Fracture Orientation (AO) -

c) Adjustments Due to Mining Induced Stresses

d) Blasting Damage Adjustment (AB)

For converting RMR to MRMR, the values used are those recommended by Snowden and are as follows:

- Weathering - low risk in fresh schist and siliceous material - 100%

- Joint Orientation - 3 joint sets, one away from vertical - 90%

- Mining-induced Stress - adverse stress in wide flat back stopes - 80%

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- Blasting Effect - good conventional blasting - 94%

4.	Rock Mass Strength (RMS)

The strength of the rock mass cannot be higher than the intact rock strength (IRS) in the domain/zone. RMR of 40MPa and RMS of 7MPa are the lowest results produced in geotechnical logging of the South Deposit (Bai Dat) hanging wall. The North Deposit (Bai Go) has a comparative low RMR of 32MPa and RMS of 5MPa.

5.	Design Rock Mass Strength (DRMS)

The DRMS is the strength of the unconfined rock mass in a specific mining environment where rock surface is exposed affecting the stability of the zone that surrounds the excavation. The adjustments as proposed by Snowden for weathering (1.0), orientation (0.9) and blasting (0.94) apply. Formula is:

DRMS = RMS (MPa) x 1.0 x 0.9 x 0.94

•	Mine Support

Based on the RMR and MRMR most excavations will be supported with rockbolts in regular ring pattern and spacings. Wire mesh and shotcrete will be installed on as need basis. These represent the minimum requirements rather than the maximum, i.e. if additional bolting or mesh is required for safety, it will be installed. Ground support will be tailored to the specific opening types, its usage and rock mass classification within the mine in order to achieve safe, stable excavations.

Split set bolts, shotcrete and wire mesh will be widely used as rock support and reinforcement. Concrete and steel set will be used sparingly. Plate straps can be applied as lateral restraint to pillars if spalling occurs. Only light supports in the form of friction bolts, shotcrete and probably grouted un-tensioned rebar will be used because the stresses are low and the expected primary failure process is one of gravity-induced ravelling.

•	Pillars

1.	Bai Dat

The Bai Dat mining program plans to leave at least 3 metre wide pillars alternating with mining rooms. An 8 metre thick vein will have 8 metre long by 3 metre wide post pillars to satisfy a width to height ratio of 1.0.

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The desired width of the pillar in any location can be iterated by determining the resulting pillar strength. Thus, a 3 metre by 8 metre pillar with 3 metre height and DRMS of 6 MPa will have pillar strength of 9.5 MPa, whilst the same pillar dimension 8 metre high has pillar strength of only 3.6 MPa. The median design rock mass strength (DRMS) of 31 MPa for the hanging wall of the ore body does not give ground instability concerns, as the expected magnitude of stresses at deeper levels is up to 12 MPa.

2.	Bai Go

The calculated Design Rock Mass Strength (DRMS) in Bai Go underground mine is 4 - 48 MPa with an average of 21 MPa.  The 4 MPa DRMS 90 metres below the surface can support the overlying strata and the induced stress that will develop due to mining. Areas where induced stresses exceed design rock mass strength will have to be supported and reinforced immediately to prevent post pillar deterioration. Design rock mass strengths of at least 20 MPa should present no ground instability concerns as the expected induced stress concentration at deeper levels is up to 16 MPa.

•	Backfill

For both Bai Dat and Bai Go, control of stability of hanging-wall may, in some cases, most effectively be achieved with backfill. If so, fill must be placed before any significant deformation/deterioration takes place and must have adequate strength to develop confining stress prior to hanging-wall failure. The use of development waste rock as backfill material would reduce material to be hauled to surface and placed in dumps. If hydraulically placed backfilling is contemplated in due course, a comprehensive test work and design program would be necessary.

17.1.4    Mining Labour

The labour planned for the mining operations is laid out in Figure 83 - Mining Operations Organizational Chart below.

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Figure 83 - Mining Operations Organizational Chart

17.1.5    Sampling, Grade Control & Geology

Olympus geological and mining staff advises that grade control procedures will be based on active detailed geological mapping and geochemical sampling along with grade control drilling using a Kempe–style rig.

Well developed grade control procedures will assist in minimizing dilution and ore loss. At Bai Dat the nature of the ore body with well defined hanging and footwall contacts should make visual delineation of ore relatively straight forward, especially when used in conjunction with geochemical sampling and geological mapping.

In the case of Bai Go, where most of the ore lies within brecciated quartz within thicker zones of silicification as well as some ore in silicified schist will make visual identification of ore more difficult. However with a combination of channel sampling, face mapping and grade control drilling this should be manageable. From observations made of drill core, Terra Mining Consultants/Stevens and Associates believe that once the mine geologists and/or grade control officers become familiar with ore characteristics that visual identification will be possible.

While the detail of the grade control procedures is currently being developed, once the decline development reaches the ore body these general observations can be made.

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o	Good survey control is essential.

o	Geological face mapping and channel sampling based on geological control

o	Spray painting the ore-waste contact consistently carried out in advancing stopes.

o
The Grade Control Officer (GCO) should guide the miners during drilling for blast holes. The top most holes will be critical for dilution control. The GCO should advise the miners on drill direction based on geological mapping and solid model.

o
The transitional contact in the HW may cause some dilution especially at Bai Go, or excess ore left behind. This can be managed by careful grade control and blast design. Smooth cut blasting is highly recommended on the HW side. This will help minimise over-break that results in dilution and unstable backs.

o
The Banded Marble Schist physically looks the same as the ore zone, the carbonates look like quartz. The rocks also contain sulfides especially in the immediate contact with the ore body, but they are usually not of ore grade. It is recommended that the geologist/GCO uses dilute HCL to help pick the boundary.

o	Separation of waste over-break from ore should be encouraged where possible to minimize the amount finding its way into the ore stream.

While miners will be able to distinguish ore from waste with experience it is essential that the Mine geologist/GCO takes responsibility for ore and waste classification.

17.1.6    Mining Equipment

To undertake the development and mining the following list of major equipment items is planned to be used – see Table 97 - Mining Equipment List.

Description	No
Tamrock Secoma Quasar 1FP, jumbo drill rig, hydraulic single boom	2
Tamrock France Loader CTX4B LHD	2
Tamrock France Loader CTX5G LHD	1
Getman 1248-13, 13 tonner Low Profile Truck (LPT)	2
Fermel scissor lift truck	1
Shotcrete machine - dry, GM 060	1
Rockdrill machine, Toyo TY280LD jackleg with line oiler (drifter)	4
Concrete mixer/placer or pump complete with accessories, 2-bagger pneumatic-operated (1 m³)	1

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ANFO loader, Minsup with ejector, 10m anti-static hose (complete assembly)	3
Blasting Machine, Beethoven MK-2 Shot Exploder	3

Table 97 - Mining Equipment List

17.1.7    Production Schedule

•	Life-of-Mine Operations

Pre-stoping development for the upper horizon of Bai Dat includes the driving of the stope ramps and holing out of the ventilation raises and orepasses. This is scheduled to occur over a 6 to 8 months period, well ahead of the plant construction. However, stoping will only commence when the Plant is ready for commissioning in approximately mid 2009. Before the Plant start-up, Bai Dat underground will have the capacity to produce the required tonnage of 15,000t per month. This tonnage can be sustained by Bai Dat Mine for a duration of 16 months, by which time Bai Go mine is scheduled to be ready for production and stope ore from Bai Go will be part of the production tonnage in the 17th month of full operation. The schedule was derived from the designed layout using the following rules for stopes:

o	Adjacent lifts or panels driven along strike cannot be mined concurrently except in robbing pillars. Adjacent stopes can be mined simultaneously.

o
The stoping plan for Bai Dat is to start with Stopes 2 & 3, the first pair of stopes to be accessed and to take advantage of the higher grade ores from these two stopes. Pillar robbing between 2 lifts/panels is done in retreating mode.

o
Random waste backfill to panels is introduced in areas where ground conditions do not allow unsupported walls and roof if pillars are robbed. Low grade pillars below the cut-off grade are left as regional pillars.

o	An average size stope has a life of at least 15 weeks at 250t per day per stope. The production schedule calls for at least two stopes in production at any given time.

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o	There are 7 operating days in a week and 3 shifts per day. Rest days of miners are staggered within the weeks to achieve production and labour needs.

o
Production of 500 tpd necessitates 4 crews working for the shift duration. Initially, 3 crews are will be using jacklegs in stoping while 1 crew operates the mechanised jumbo drill. The final set-up, however, has 2 jackleg drilling crews and 2 mechanised jumbo drilling crews as a second mechanised drilling crew is introduced after completion of development.

o	In stoping, loading fragmented ore from the stope to the ore-pass is scheduled efficiently using 2 off 2½m3 bucket capacity loaders.

o	At the haulage drift elevation, ore from the ore-pass is loaded by a 3m3 LHD onto a waiting low profile truck (LPT).

o	Ore hauling to the surface will be by a 2-LPT arrangement.

o	Stope blasting is carried out every shift.

o	Full face length blasted each day (or equivalent face length if benching is used)

•	Annual Production

A summary of the annual production schedule is shown in Table 98 - Annual Production Schedule Summary below:

Description	Total	Pre-prod	Year 1	Year 2	Year 3	Year 4	Year 4	Year 5
Development Ore Tonnage	47,017	47,017
Average Au Grade	8.54	8.54
Stoping Tonnage	795,039		45,500	180,000	180,000	180,000	180,000	29,539
Average Au Grade	7.75		13.85	12.23	6.03	6.60	5.15	4.45

Table 98 - Annual Production Schedule Summary

•	Production Summary

Ore production statistics are summarized in Table 99 - Ore Production Statistics Summary below:

Description	Quantity
Bai Dat/Bai Go Stoping Tonnage (@ 3.0 g/t Au cut-off)	795,039
Bai Dat/Bai Go Development Ore Tonnage	47,017
Total Scheduled Reserve	842,056

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Description	Quantity

Total Reserve (@ 3.0 g/t cut-off)	930,394
Ore Loss	135,355
% Ore Loss (Pillar)	14.5%
% Extraction	85.5%

Table 99 - Ore Production Statistics Summary

•	Mine to Mill Reconciliation

Ore totalling 47,017t is stockpiled at the surface during pre-production, which is the total development ore at an average grade of 8.54 g/t Au.  Mill commissioning requires approximately 11,290t. In month 15, the Mine and Mill will be at full capacity of 15,000 tonnes per day. Table 100 - Mine-to-Mill Reconciliation Summary below shows the mine and mill reconciliation grade variance with 90% mill recovery.

PERIOD	MINE STATISTICS				MILL STATISTICS
	Mined t	Mine grade		Metals mined		Milled t	Mill grade		Metals Recovered
		g/t Au	g/t Ag	Au ozs	Ag ozs		g/t Au	g/t Ag	Au ozs	Ag ozs
Pre-prod	47,017	8.54	10.71	12,909	14,844
Year 1	45,500	13.85	19.49	20,258	28,507	71,290	10.66	14.22	21,992	32,593
Year 2	180,000	12.23	13.34	70,805	77,191	179,000	12.66	14.58	65,665	83,908
Year 3	180,000	6.03	5.19	34,893	30,021	179,000	6.49	5.37	33,590	30,904
Year 4	180,000	6.60	7.97	38,185	46,136	179,000	6.52	7.49	33,792	43,105
Year 5	180,000	5.15	10.76	29,827	62,279	179,000	5.30	10.40	27,468	59,852
Year 6	29,539	4.45	13.20	4,224	12,537	54,766	4.79	12.77	7,585	22,485
Total	842,056	7.80	10.08	211,101	271,515	842,056	7.80	10.08	189,992	272,847

Table 100 - Mine-to-Mill Reconciliation Summary

•	Mine Waste Rock

Mine waste quantities arising from the main decline and development drives is approximately 234,000 tonnes. Some 50% of the projected waste will be utilised as backfill in mined-out stopes. The remaining 50% of the waste will be dumped at the Mine Waste Dump and a stockpile for fill for general reclamation work. Storage

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capacities for the mine waste dump and reclamation stockpile are 130,000 tonnes and 150,000 tonnes respectively. The dumps will be constructed by a bottom-up construction method with traffic compaction.

17.2    Mining Services

Underground mine services, such as power cables, ventilation bags and piping will be installed in the hangingwall of the development drives/drifts in their appropriate positions. Key mine services are described below in the relevant sections.

17.2.1    Water Supply

Water supply for initial development will be pumped from the Bai Cu stream into the underground water piping system. As development progresses underground sumps will be constructed adjacent to each haulage drive and are designed to recycle used water. These sumps will have a capacity of 600 cubic metres (approximately the mine water supply for a day). This water will also be used for the processing plant and be delivered via a 50 kW pump installed in the sump (with 12 kW backup pump).

Estimated water supply requirements are detailed in Table 101 - Estimated Water Supply Requirements below:

Description	No. of Units	Required gpm	Demand Factor	Low		Peak
				gpm	m³/day	gpm	m³/day
Jumbo Drilling	2	12	82%		0	24	124
Rockdrill	9	10	59%	89	275	89	275
Workshop	1	5	38%		0	5	12
Dust Suppression	5	10	6%		0	55	22
Watering Down	9	10	6%		0	89	35
Equipment Wash	5	12	13%		0	66	52
Bathing	15	8	25%		0	63	100
Total				89	275	390	620

Table 101 - Estimated Water Supply Requirements

An example of the sump arrangements for Bai Dat is shown in Figure 84 - Bai Dat: Planned Sump Locations below.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 84 - Bai Dat: Planned Sump Locations

17.2.2    Mine Drainage & Water Management

Some of the old artisanal adits at South Deposit (Bai Dat) and North Deposit (Bai Go) have ground water discharging at surface and flow year round demonstrating that there are conduit structures underground. Pump tests indicating 900 cubic metres per day, taken in existing artisanal miners’ shafts at Bai Dat have been used as a guide to estimate mine de-watering requirements. The pumps have been sized for about 50 cubic metres per hour or 1,200 cubic metres per day. The same size of pumps will be applied to Bai Go although the estimated pumping duty appears to be lower than Bai Dat.

Water management is incorporated in the overall mine design such as the application of positive gradient to the drives in both development and stoping to make sure that water from these workings naturally flows to the sump. In some conditions where there is water accumulation, diaphragm pumps are provided for with 0.5 metre diameter plastic pipeline discharging to the sump. During the rainy season, it is anticipated that water inflow to the mine through conduit fissures and fault zones will be at a maximum and sufficient ditches and drill-hole drains will be provided to divert the water to the sumps and prevent danger from inundation. An example of the mine dewatering arrangement is shown in Figure 85 - Bai Dat: Indicative Mine Dewatering Arrangement below.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 85 - Bai Dat: Indicative Mine Dewatering Arrangement

17.2.3    Compressed Air Reticulation

During the initial phase of development, skid mounted and diesel powered compressors will provide compressed air. The supply line is initially sized at 100 mm diameter while the permanent compressor set-up is constructed after which 200 mm diameter steel pipeline will be used. There will be progressive size reduction from the portal from 150 mm to 100 mm and then to final size of 50 mm as the line goes to the development headings and stopes. Compressed air will be used by pneumatic equipment and tools e.g. such as airleg drills, and occasionally used in equipment cleaning and blast fume dissipation. Compressed air requirements have been calculated at 1.84 cubic metres per minute at low demand and 2.28 cubic metres per minute at peak demand.

17.2.4    Electrical Power

Until diesel prime power is connected towards the end of the first year of the construction/pre-production development phase, mining operations will be provided with independent electrical power from skid mounted mobile generators situated outside of the Bai Dat Portal. The power supply will be 380V, 50Hz and 3-phase. The mine’s demand is estimated to be approximately 27,000 kWh per day. Power will be required for:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	Primary ventilation fans located on surface and underground booster fans providing fresh air to the mining faces and stopes.

o	Sump pumps for de-watering the mine and providing service water for mining activities.

•	Compound and perimeter lighting, workshop and offices illumination, power tools, appliances for water heating, air conditioning and other electrical office equipment.

A summary of mine power requirements is shown in Table 102 - Mine Power Requirements below:

Particulars	Installed kW	Demand Factor	Maximum Load (kW)	Daily Demand (kWh)
Mine Equipment	477	44%	171	4,114
Compressed Air	138	58%	98	2,348
Ventilation	643	67%	569	13,661
Drilling water generation	20	58%	46	1,104
Dewatering	172	56%	118	2,837
Underground Illumination	29	83%	26	614
Ancillary Facilities / Equipment	174	61%	93	2,234
Total	1,337	62%	1,056	26,911

Table 102 - Mine Power Requirements

17.2.5    Ventilation

Ventilation will be supplied during the blind development of the South Deposit (Bai Dat) Portal and 524RL Exhaust Drive by 75 KW standard axial flow fans with 40,000 c.f.m. capacity installed outside the portals. A 20 kW secondary fan is to be installed underground to complement these primary fans at a later date as the face advances. Ventilation will be conveyed through 1 metre ducting and return via the development heading. As the mine development progresses the ventilation circuit will be progressively set in place with an air intake and exhaust system via a sequence of ventilation raises. Ventilation will be managed via the fans, ventilation doors and regulators. The total ventilation demand is estimated to be approximately 4,000 cubic metres per minute (± 140,000 c.f.m.). The demand detail is listed in Table 103 - Underground Ventilation Requirements below:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Description	No. of units	Air Requirement		Demand Factor	Total Air Demand
		cfm	m³/min		m³/min	cfm
Personnel	99	200		100%	560	19,778
Jumbo drill machine	2		150	82%	245	8,658
LHD (CTX5G)	1		306	60%	183	6,462
LHD (CTX4B)	2		189	60%	232	8,206
LHD (MTI LT70)	2		126	100%	257	9,084
LPT	3		672	83%	1,527	53,946
Slusher winch	7		120	20%	167	5,887
Main sump pump, 50kW	1		150	94%	141	4,967
Pump, 20kW	3		60	75%	135	4,768
Pump, 12kW	3		36	50%	54	1,907
Submersible sump, 5kW	2		15	25%	8	265
Pneumatic pump	9		0.11	70%	1	25
Jackleg drilling machine	9		0.17	70%	1	36
Shotcrete machine	1		90	50%	45	1,589
Roadway grader	1		210	83%	175	6,181
Backhoe	1		240	83%	200	7,064
Service vehicle	1		75	25%	19	662
Total					3,949	139,486

Table 103 - Underground Ventilation Requirements

The indicative final ventilation layout for Bai Dat is shown in Figure 86 – South Deposit (Bai Dat): Indicative Ventilation Network below.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 86 – South Deposit (Bai Dat): Indicative Ventilation Network

17.2.6    Transportation

Mine personnel accommodated at Kham Duc are transported to Phuoc Son plant site by contracted ferry bus. It takes about 20 minutes to traverse the newly built road from the Phuoc Duc commune to Bai Dat. Definite ferrying time is scheduled for the incoming and outgoing shift workers.

Underground workers will walk to their assigned work stations at south Deposit (Bai Dat) but once the North Deposit (Bai Go) mine is developed four wheel drive utility vehicles will be used to transport miners underground. Materials and supplies in the mining operation are to be delivered by 4WD service trucks. An ambulance and fire truck are provided for emergency response to accidents and domestic or forest fires.

17.3    Project Infrastructure

17.3.1    General

General infrastructure and facilities comprise: Access and haul road, power generation facilities, water system incorporating raw and potable water,  housing, security posts, mine administration and plant offices, workshops and stores, laboratory, change rooms, cribs and ablution blocks, explosives magazine and medical clinic.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 87 - Indicative Site Infrastructure Layout shows the indicative layout at the Mine Site where the majority of the infrastructure will be sited.

Figure 87 - Indicative Site Infrastructure Layout

At Kham Duc, there are the administration offices and associated services for non-core operations and support. The Phuoc Son Project Site will not have permanent residence status for any of its employees or workers. Residential facilities are proposed to be based, exclusively in Kham Duc.

The access road to the Phuoc Son Project starts on the Ho Chi Minh Trail, south of the Dak Sa Bridge and ends at Bai Dat. This is now a permanent sealed access road. The new road

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

has a 5 metre surface with paving limited to 3.5 metres. Bend radii are limited to a minimum of 40 metres and slopes to a maximum of 12%.

17.3.2    Power Supply & Distribution

Generator power is now considered by Olympus as the most feasible option because of a lack of firm commitment from the Quang Nam Electrical Authority (QNEA), and the high cost of completing transmission line projects in-house.

The Feasibility Study investigated permanent grid power being provided by:

•	upgrading a 35KV transmission line from Heip Duc to Kham Duc,

•	upgrading a 35KV transmission line from Than My to Kham Duc

•	upgrading power network and substation at Kham Duc

The grid power upgrades proposed by QNEA will not achieve the power requirement schedule of the project. Hence two 3MW diesel generators have been allowed for to power the Mine, Process Plant and Utilities. The diesel generators will supply 3.3kV and the Ball Mill drive motors are 3.3kV.  Supply voltage will be stepped down to 380V to feed power to other plant equipment, utilities, and infrastructure. For the Mine, the distribution voltage will be 3.3kV and at U/G transformers, voltage will be stepped down to 380V to feed 3Φ services.

•	Grid Transmission Power Line Options

The Ministry of Industry decided on 3 July 2006 (Ref: 1705/QD-BCN), to complete a series of power upgrades for Vietnam. One of these projects provides for the installation of a 110 kV substation at Kham Duc, with an output capacity of 16 MVA. This project is due for commissioning in 2009, but indications are that this will be delayed. If this project is completed in a suitable time frame for the Company then this would reduce the length of transmission line required from ~71 kilometres to ~14 kilometres.

•	Grid Economics

The QNEA has indicated that the cost of grid power is US$0.0892 / kWh, whereas generator power is calculated at US$0.172 / kWh.

This clearly shows grid power as the cheapest source of power, even after considering the capital cost of the power lines, the temporary power and the provision of backup generators. However the uncertainties involved in the grid power net-work and substation upgrades makes diesel power generation a more realistic and certain option.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•      Temporary Power

Table 104 - Temporary Power Staged Build-up Schedule shows the staged power build up schedule from Month 1 to Month 14 for project implementation. At Month 1, a 250 kVA, 400 V, 3Φ, 50 Hz, generator set will be located at the mine site to initially supply the power requirement of 145 kW.

Smaller diesel generator sets are planned to supply the power requirements until a prime diesel power station is commissioned, scheduled for Month 16.

Period (months)	Load Calculated (kW)	Generation Provided (kVA)
1-3	145 -165	250
4-5	317	500
6-11	469 - 631	800
12-16	784	1,000

Table 104 - Temporary Power Staged Build-up Schedule

•	Permanent Power

▪	Permanent power requirements are set out in Table 102 - Mine Power Requirements. Daily actual power consumption will range from 43% to 80% of the all day Load Factor.

Area	Connected Load, kW	Max Demand Load, kW	Usage kWh / day
Mine	1,334	949	20,675
Process Plant	2,127	1,702	35,099
Support facilities	203	132	1,320
Totals	3,664	2,783	57,094

Table 105 - Permanent Power Requirements

•	Site Reticulation

The 3.3 KV distribution lines are planned to be reticulated from the 35 kV/3.3 kV main transformer feed to mine, tailings dam, process and potable water pumping stations. A 3.3 kV line will feed the Plant 3.3 kV/400 V step-down transformer to reticulate to the 380 V plant motor control centres.

Power will be reticulated to the underground mine, process plant, workshops and stores, kitchen, accommodation, pump houses and offices.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Underground, the power cables will be installed in the upper arc of the access decline ramp and along each cross-cut supplying power to ventilating fans, jumbo drills and pumps. A substation transformer will be provided at each working level to control line losses and prevent overloading and grounding problems. All electrical equipment will have adequate lock-out mechanisms to prevent inadvertent start-up during maintenance and repair activities. Lock out procedures will be an important part of the safety training program.

Generators and transformer sizing make provision for future Bai Go loading. The total mine connected and demand loads are 4.6 MW and 3.5 MW respectively.

•	Powerhouse and Substation

The powerhouse will be located in the processing plant area housing two, 3MW generators. It will require an area of 160m2 and will be designed to meet acoustic and ventilation requirements. A substation, housing 3.3kV switch gear and 3.3kV generator synchronization panels will be positioned near the powerstation.

17.3.3    Communications and Information Technology (IT)

Telecommunications will be provided through a variety of voice over internet protocol (VOIP) on personal computers and telephones, conventional telephone and cell phone. The project IT network will be set up as part of the Olympus Pacific Minerals network connected through the head office in Da Nang with its main IT equipment, servers and applications, including the centralised email and accounting system. Kham Duc is connected with Da Nang through fibre optic cabling.

The office in Kham Duc will serve as the primary gateway for Dak Sa where the primary internet connection is a 1 mbps leased line. A DSL line and satellite connection from different ISPs will be set up as backup. All IT equipment and procedures are being set up to meet organizational policies and International and Group standards.

17.3.4    Surface Water Supply, Storage & Distribution

A 400 cubic metre dam will be constructed 300 metres from the Plant Site. Water will be pumped to a raw water tank and a potable water tank via a treatment plant. Pumps will be housed in a single pump house for security reasons. The tailings dam reclaim water pump house will be designed to be relocatable as the dam levels change. Water tanks located at elevation 540 mRL adjacent to the upper portal will gravity feed the various centers through 100 mm diameter HDPE pipes. These are:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Plant process tank - for process and fire water,

•	Tailings return tank - to process water,

•	Potable tank - for drinking, underground drill equipment and fire water backup.

The potable water requirement is assumed to be 400 litres per person per day for 150 persons working at the plant site.

17.3.5    Site Facilities & Other Services

The principal site facilities and services for the project are:

•	Administration complex, including emergency medical clinic,

•	Mess,

•	Housing (mainly Kham Duc, emergency facilities on site),

•	Mine mechanical/electrical workshops,

•	Offices and dining room,

•	Warehouse building,

•	Gate/Security house,

•	Mine office,

•	Power house,

•	Water storage tanks area,

•	Septic tank,

•	Laboratory building,

•	Raw water pumping station,

•	Tailings reclaim water pump house,

•	Vehicle parking area,

•	Mine equipment parking area,

•	Parking area for service and light vehicles,

•	Process plant,

•	Plant site perimeter fence,

•	Cap lamp/battery charging house,

•	Plant workshops and warehouse,

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Ablutions and change rooms,

•	Compressor house.

17.4    Tailings Disposal

17.4.1    General

The tailings disposal system proposed will comprise valley type storage dams formed by the construction of embankments across a narrow tributary of the Dak Sa River. A floating pontoon mounted pump will recover liberated process slurry water. Two (2) tailings slurry streams will be produced as by-product of the plant. The flotation circuit will produce benign coarse tailings slurry as no reagents are added to the process. A second stream is planned to come from the in-line leach circuit after cyanide detoxification. The two tailings products will be stored separately. Indicative quantities of tailings to be contained are shown in Table 106 - Estimated Quantities of Tailings for Containment below.

Description	2009	2010	2011	2012	2013	2014	Total
Milling Days	151	358	358	358	358	116	1,699
Flotation tails (t) Solids density (2.75) Tails density (1.47) % solids (50)	64,097	160,940	160,941	160,941	160,941	49,241	757,100
Flotation tails in slurry (m3)	87,405	219,463	219,465	219,465	219,465	67,147	1,032,409
Flotation tails settled (m3)	51,041	128,157	128,157	128,157	128,157	39,211	602,880
Leach tails (t) Solids density (3.50) Pulp density (1.56) % solids (50)	7,192	18,058	18,058	18,058	18,058	5,525	84,950
Leach tails in Slurry (m3)	9,247	23,218	23,218	23,218	23,218	7,104	109,221
Leach tails Settled (m3)	5,439	13,657	13,657	13,657	13,657	4,179	64,248

Table 106 - Estimated Quantities of Tailings for Containment

17.4.2    Site Selection

Seven possible tailings disposal sites within 5 kilometres of the Dak Sa mine site were considered and ranked for suitability for waste materials management following industry best practice.

The tailings site-selection criteria comprised:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Initial storage capacity of a minimum of 0.5 Mt of tailings,

•	Small surface area, to minimise surface water management issues,

•	Low environmental impact, long term stability and low risk assessment,

•	Low capital cost,

•	Staged construction feasible to maximise capital usage efficiency and

•	Low mine closure costs.

The site selected is in a small valley 1 kilometre east of the Bai Dat plant location. It is ± 500 metres (line of sight) from the Plant. The storage facility is planned to be constructed in 2 stages with 610,000 m3 capacity to 429 mRL after excavation into the valley. The valley is 200 metres from the Dak Sa River. The valley floor is underlain by ultramafic rocks, in which geotechnical and sterilization drilling indicated low hydraulic transmissivities, with no mineralisation beneath the site.

17.4.3    Tailings Storage Facility – Quantities & Physical Characteristics

Parameter	Tonnes (t)	Volume (m3)	Specific Gravity
Physical Characteristics of Flotation Tailings Slurry
Solids	757,100	275,309	2.75
Water	757,100	757,100	1.00
Slurry	1,514,200	1,032,409	1.47
%Solids	50	27
Physical Characteristics of Flotation Tailings – Settled
Solids	757,100	275,309	2.75
Water	327,571	327,571	1.00
Slurry	1,084,671	602,880	1.80
%Solids	70	46
Physical Characteristics of Leach Tailings Slurry
Solids	84,950	24,271	3.50
Water	84,950	84,950	1.00
Slurry	169,900	109,221	1.56
%Solids	50	22
Physical Characteristics of Leach Tailings – Settled
Solids	84,950	24,271	3.50
Water	39,976	39,976	1.00
Slurry	124,926	64,248	1.94
%Solids	68	38

Table 107 - Tailings Storage Facility – Quantities & Physical Characteristics

Technical Report on Feasibility Studies for the Phuoc Son Gold Project
17.4.4                      Tailings Storage Facility Design and Operation

The conceptual design of the proposed tailings storage facility (TSF) would see the dam developed to handle the flotation tailings. See Figure 88 - Tailings Storage Facility Layout (after Coffey). The design will limit the catchment area of the dam surface by the use of perimeter drains to divert runoff. The site chosen has a small surface area and lies within 500 metres of the plant facilities.

Figure 88 - Tailings Storage Facility Layout (after Coffey)

The flotation tailings will be discharged from the process plant via a tailings discharge pump. The tails line will be 100 mm HDPE class 9. The Plant is located at an elevation of 518 mRL with tails to be discharged along the embankment at 414 mRL for Stage I and 429 mRL for Stage II. The Plant and the TSF are located ± 0.5 kilometres apart; the tails discharge line will have drop boxes every 20 metres vertically along the line to restrict the pressure build up in the line.

The discharge system will see the tails deposited at the embankment face building up as a semi-impervious layer protecting the embankment and reducing the hydraulic pressure against the embankment. The spigots will be located at 20 metres intervals along the embankment with flexible discharge pipes off tee pieces and valves at each discharge

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

point. This will ensure that the tails solution will be contained in a pond upstream from the embankment.

The tails pond level will be maintained to ensure a 2 metre free board at all times. The free board has been calculated as sufficient to allow the tailings dam to contain a 100 year rainfall event equivalent to 669.8 mm over twenty-four hours.

A perimeter bund/drain will be constructed around the tailing storage facility to minimise the catchment area of the tailings dam. The surface area of the tailing dam catchment has been estimated at 1.9 hectares. Thus the volume of water entering the tailings dam in the event of a 100 year rainfall has been estimated at 12,726 cubic metres over twenty-four hours. This equates to 1½ months process water requirement.

Management of pond storage allows build up during November and December to ensure Plant water during the dry months. The storage pond levels will be reduced during July to prepare for the wet season.

Detoxified leach tailings will be impounded in a 77,000 cubic metre capacity tailings pond located north of the flotation tailings dam. Leach tailings will be rich in Pb and Zn although the concentration will vary depending on whether a saleable Pb/Zn concentrate is produced. Detoxified leach tailings produced throughout mine life is anticipated at ±64,000 cubic metres at a settled density of 1.7 tonnes per cubic metre.

The supernatant from the leach tailings, expected to be about 90 cubic metres per day, will be further detoxified by two (2) aeration ponds, if cyanide degradation is not complete, prior to discharge to main TSF.

17.4.5    Waste Water Discharge

The 2.7 metre annual rainfall is estimated to produce a positive water balance of approximately 100,000 cubic metres per year. Where required by the Plant, excess water will be pumped at 100 cubic metres per hour and 120 metres head. The return water system provides the means of steady state discharge from the TSF by returning surplus water to the Plant for testing and treatment (if required) prior to being diluted with natural precipitation and discharge to the local runoff system. The discharge water quality will be monitored to ensure compliance with quality standards.

17.4.6    Tailings Storage Facility Closure

The TSF will be the most critical area requiring rehabilitation. The mine closure requirements and a number of options have been considered including treat and release, low permeability evapo-transpiration cap and a passive treat and release wetland system.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

A treat and release system would require long term plant on site (e.g. conventional high-density lime-sludge treatment plant) together with technical staff to man it. A low permeability evapo-transpiration cap may allow oxidation to occur within sulphide rich tailings. Therefore, the preferred option is a passive treat and release wetland system.

•	Partially Capped Passive Treatment (Wetland) Option

This option will involve the following steps:

o	Partial cover with a cap of local low permeability silt and clay and leaving a wetland near the dam.

o	Deposit an organic soil layer on top of the partial cap and re-vegetate with local grasses.

o	Plant wetland with local vegetation adapted to wetland conditions.

o	The final spillway will be made permanent using concrete.

o	The cut off drain will be discontinued allowing the catchment to flow through the wetland on top of the TSF.

o
The supernatant will be treated and a permanent weir constructed to ensure that the pond remains flooded with natural runoff to a minimum depth of 1.73m water cover. This will ensure that the wetland remains active through the dry season.

o
Residence time in each wetland will be designed to allow any metals in solution to form low-solubility complexes and be incorporated into the wetland sediments. The resultant outflow will be to the Dak Sa River.

This will provide a steady state sustainable rehabilitation option requiring monitoring at regular intervals. The long-term sustainability of this option can be proven prior to closure by using representative humid cell tests of in-situ tailings and modelling of Acid-Base-Accounting (ABA) results.

Final post-mining land-use plans will be made in consultation with the Phuoc Son Peoples Committee and local community prior to the closure of the TSF. This consultative approach will provide the best outcome for the final usage of the TSF.

17.4.7    Future Tailings Storage

As it is likely that mining will continue beyond the project life outlined in this report and the feasibility document, two potential sites for future tailings impoundment have been identified north of the present TSF site. One site is less than 1 km north of the current site

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

and will comprise a valley-type of dam, while the other is located on a relatively flat area 2 km to the northeast. Here a ring-type of dam may be the best option.

Within 4 to 5 years, either of these two sites might be considered and commissioned as another location for future tailings storage. See Figure 89 - Potential TSF Sites for Future Development below.

Figure 89 - Potential TSF Sites for Future Development

17.5    Environmental Management

An Environmental Impact Assessment (EIA) for the Phuoc Son Project was prepared in early 2003 by environmental consultancy Kingett Mitchell Limited, Auckland, New Zealand, based on regional environmental studies of the Dak Sa Project carried out by New Vietnam Mining Co. and Knight Piesold during the period of 2002-2003.

The EIA was completed in accordance with Vietnamese Law on Environmental Protection and Governmental Decrees on environmental protection. This EIA presented environmental studies, environmental impact analysis and mitigation measures together with the positive aspects of mine development using the template specified by Vietnamese environmental protection law, decrees and circulars. The Ministry of Natural Resources and Environment issued an approval of the EIA under Reference No. 1698/QD-BTNMT on 29 November 2004.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The 2005 Micon Report, précised elements of both the Kingett Mitchell and Knight Piesold reports. These elements and additional information compiled by PSGMC are summarized in the following sections.

17.5.1	Potential Environmental Impacts

Mining and processing methods have been studied and specifically selected to recover the gold resource effectively and efficiently and to mitigate adverse impacts on the environment. These are being refined as the project moves toward feasibility.

The three principal operational stages are:

1.	Mine construction

2.	Mine operation: Mining and Processing

3.	Post-operation closure

Each stage will have the potential to create differing environmental impacts. These potential environmental impacts may affect the physical resources, the ecological resources and have socio-economic impacts.

1.
During mine construction and development, the main contaminants that could have a detrimental environmental impact, if adequate mitigation measures are not put in place, will consist of dust, toxic gases, solid waste, industrial discharge and domestic sewage. Dust and toxic gas, where present, will result from mine infrastructure construction, drilling, blasting, surface leveling, transportation, loading and dumping of waste rock. Processing may also create dust, noise and suspended solids in water. Solid wastes, industrial discharges and domestic sewage could be released to the environment due to waste rock dumping, dispersion during mine development stages, processing and grinding and sewage/waste output from the mine camp.

2.	Factors that have the potential to generate environmental impacts during the life of the project are summarized below:

o	Dust and exhaust gases,

o	Noise,

o	Vibration from explosives,

o	Waste rock,

o	Rock scattering,

o	Wastewater containing oil and grease,

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	Transference of land use,

o	Wastewater containing suspended solids and dissolved contaminants,

o	Changes in land use,

o	Landscape modification,

o	Traffic,

o	Domestic discharge water and sewerage.

These potential sources of environmental impact will occur during construction and operational life-of-mine but will vary in intensity during the mine life.

3.	Following closure, potential environmental impacts are likely to be restricted to:

o	Waste rock stockpiles,

o	Contaminated seepage from waste rock and tailings,

o	Domestic wastes,

o	Modified landscape including workings, plant site and TSF site.

The main potential sources of environmental impact are related to the main activities carried out at the mine. For the underground mining project, contaminant sources are mainly related to mining activities, operation of the plant, waste rock and tailings storage.

o	Physical Impacts

Possible physical impacts include:

o
Impacts on ground water quality and levels can occur through dewatering from mining activity, decreased flow from capture of surface water through mine workings, impact of sediment from blasting and excavation, oxidation of sulfides and leaching into ground water from waste rock stockpiles, tailings and back fill.

o
Following mine closure oxidation of sulfide waste rock, tailings, sulfide bearing hanging wall rock and footwall in stoped areas have the potential to cause metal contamination they pH change of subsurface water. This will be mitigated through a series of air and water seals to prevent oxygen from coming into contact with sulfides within the workings in areas from where leaching to surface and ground water could occur.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o
Mine waste dumps have the potential for acid forming potential by oxidation of sulfides in the waste rock. Graeme Campbell & Associates Pty Ltd (Australia) completed a number of acid-base accounting, salinity and net acid producing potential tests. The sulphide content of waste rock samples ranged from < 0.01% to a maximum 2.2%. The waste rock samples, however, exhibited negative NAPP and an ANC/MPA ratio of > 2.0, thus the AFP category for these materials is non-acid forming, or NAF. The negative NAPP values and high ANC/MPA ratio is due to the mineralogical component of the waste rock samples where calcite and quartz can be minor, dominant or major components of the groundmass. Sulphides, e.g. pyrite and chalcopyrite occur as minor or trace components.

o	The mine waste rock dumps will be constructed by a bottom-up construction method with traffic-compaction. This will prevent potential acid-rock drainage (ARD) by:

-	Depletion of carbonate minerals through ingress of meteoric waters/ or rainfall-fed leaching within the waste rock dump;

-
Minimisation of possible enrichment of sulphides and other trace metals by limiting preferential flow pathways within a waste rock dump, and at a pore-grain scale in which the carbonates are blinded by precipitates of ferric-oxyhydroxides;

-	Restricting the access of acids to the carbonate grains; and

-	Reduction of potential sulphide oxidation thus reducing loads of solutes reporting to drainage waters, e.g. natural creeks, streams.

Further, the static geochemical testing done will continue and be refined on a regular basis during project start up through a programme of kinetic testwork.

o
Impacts on air quality can arise during the mine construction and development phases, air can be polluted by land disturbance, dust emission and gases CO2, CO, SOx, NOx and hydro-carbons generated from explosive, operation of mining equipment, hauling facilities, crushing and grinding equipment.

o
Impacts on noise levels where the main potential noise sources are expected to be; mine ventilation system, haul trucks from mine to plant, plant site operations, disposal of spoil and road trucks, principally during the construction phase. Tailings pumps should achieve operational noise levels

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

that do no impact on nearby infrastructure and a level of Leq 40 dB(A) at any residential building is recommended.

o
Impacts on land through degradation of soil cover or soil quality due to erosion, weathering and pollution, conflict with local residents about changing land use within the project area; and loss of fertile land due to project development. As the total construction area will be approximately 14.5 hectares with proper mitigation and monitoring the impacts on the soil environment are expected to be minor.

o	Ecological Impacts

It is expected that there will be some loss of wildlife habitat in the areas disrupted by the development of the mine including the plant site, the waste rock dumps and the TSF. However, the mining area is small, comprising less than 10% of accessible forestland and less than 0.01% of the forest land within Phuoc Duc Commune. Most economically valuable trees have been extracted from the mining area.

Several areas where vegetation will be impacted are the TSF site and haul roads from Bai Go to the plant site. According to the preliminary evaluation of Phuoc Son Forestry Farm by the Forest Management and Exploitation Unit concluded that the forest to be affected by the project is not significant.

There may also be some local displacement of wildlife away from the project area due to the noise and activity created by mine activities. Following mine closure it may take 5 to 20 years a viable new ecosystem to be established upon the reclaimed land.

Given the small scale and limited project foot print there are unlikely to be long term ecological impacts.

o	Social Impacts

The Dak Sa Project has the potential to have both positive and negative social impacts on the region.

Positive impacts will include employment opportunities and improvement of quality of life and living standards. The development of this project will not only provide jobs for local people, but will also contribute to the development of a modern mineral exploration industry, encourage the growth of new industries and services, and create educational opportunities.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The potentially negative impacts are mainly related to re-settlement, population pressure and exploitation of natural resources.

The main socio-economic benefits of the Dak Sa project are anticipated to be:

o	Injection of significant cash into Vietnam;

o	Payments of direct and indirect taxes;

o	Direct employment of ±285 people;

o	Employment benefits indirectly benefiting upwards of 500 people;

o	Rehabilitation of pre-existing impacts, e.g. illegal mining;

o	Improved social services, health, schooling, occupational training;

o	Improved infrastructure;

o	Encouragement of foreign investment at a national scale;

o	Sponsorship of social and cultural programs.

17.5.2    Unexpected Risks & Events

During project development some events may occur that pose a risk to mine workers. These include seismic disturbance due to the use of explosives, electrical leakage, roof rock instability, etc. These potential risks will mainly affect the project labour-force.  Further external risks include spillage and breach of the tailings storage dam due to abnormal weather phenomena (heavy rains, typhoon etc.).

17.5.3    Environmental Consequences of Not Developing the Project

If the project is not developed, any potential adverse environmental impacts will not occur. However, without the mining project, economic development in this area is likely to be greatly reduced or will not take place. Illegal artisanal mining activity is likely to continue and further degrade the local environment, which has been damaged by past illegal mining activities.

17.5.4    Mitigation Measures

During the project development and planning phase a number of options for mining, processing, plant location, cyanide destruction, TSF location and infrastructure location were considered. These project options have been finalized after due consideration of the nature of the ore body, potential environmental impacts arising during the development and operation of the mine and prevention or mitigation of those impacts.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The application of proper pollution prevention and mitigation measures both during operations and after mine closure is of particular significance will conform to international best practice mining methodology. These measures are applied as follows.

•	Soil Pollution Prevention and Mitigation Measures

The Dak Sa project is not located near inhabited and cultivated areas. The mine site, processing plant and TSF is around 2 km from Hamlet 4 and more than 4 km from all other hamlets in Kham Duc Commune. The total surface imprint of the project is not planned to exceed 14.5 ha.

During mine construction fertile land at all disturbed areas will be stockpiled and vegetated for rehabilitation after mine closure. During the life of mine, progressive rehabilitation will be carried out. Wherever mining or processing activities have finished and when waste dumps are completed re-contouring, spreading of stockpiled soil and re-vegetation will take place.

•	Water Pollution Prevention and Mitigation Measures

Proper water management is necessary to mitigate adverse effects on the hydrological environment. Mine wastes include solid wastes (waste rock, tailings and domestic wastes) and liquid wastes (mine dewatering, plant site, and waste water in the TSF area) that if not managed properly could adversely affect the environment. Safe transportation, storage and usage of chemicals and fuels will also prevent and mitigate risks and impacts on natural water.

Water pollution prevention and mitigation measures will be applied so as to prevent adverse effects by; management of rainwater run-off, management of solid wastes, and management of discharge water.

•	Mitigation of Human Socio-Economic Impacts

Local residents and local businesses will be employed preferentially if they meet work requirements, which will provide a positive influence on the local economy. Expenditure in the local economy is expected to have a positive economic benefit to the region.  Mitigation strategies will be developed in consultation with community and public agency stakeholders to ensure maximum benefits for the region. These will include:

o	Working closely with specialists and the community to assess risks and minimise impacts. Initiate a community consultation process generate

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

stakeholder feedback to assess community needs and improve co-operation and community support;

o	Diversify agricultural production to reduce pressure on forest products;

o	Encourage local commercial agriculture towards cash economy for supply of fresh vegetables, fowl, livestock etc;

Prioritise employment of local people to lower the risks associated with using external labour. This will include skills training to enhance local personnel employability.

17.5.5    Environmental Rehabilitation Post Mine Closure

Mine closure plans are living documents which will be modified during mine life according to changes in conditions or improvements in the knowledge of the area over time. The following is an outline of options considered for the Dak Sa Mine. Final options will depend upon the final mine plan, consultation with local stakeholders and authorities, and the suitability of each available strategy at the detailed design stage.

Reclamation work will comply with following principles: Respect for cultural and social customs and traditions of the local residents, minimization of the impacts of mine activities and waste on the natural and human environment; and limit negative socio-economic impacts in the region as much as possible.

•	Closure Preparation

Preparation work before closing the mine includes:

o	Entering into agreements for the transfer of infrastructure local governmental authorities;

o	Planning demobilisation of all plant, equipment and other unnecessary infrastructure that is not useful to local people; and

o	Finalise planning for the backfilling of voids, rehabilitating waste rock dumps and TSF areas and planning for the implementation of health safety measures for public access on the rehabilitated site.

•	Land Rehabilitation

Land rehabilitation will focus on creating stable landscapes suitable for future land uses.  This will involve:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o      Rehabilitation of the plant site will use stockpiled topsoil and local vegetation to create a natural and environmentally stable area as close to the pre-existing environment as possible;

o	Backfilling all voids and sealing all drillholes,

o	Rehabilitation of waste rock dumps, covering with stockpiled topsoil and stabilize by planting with suitable vegetation;

o
The TSF embankment will be provided with a permanent concrete spillway designed to cope the peak flood events. Progressive revegetation will be implemented during the mining phase for erosion control, stabilization and aesthetics;

o	Construction of the TSF final cover, wetland and water discharge system to protect the natural environment; and

o	Planting of trees and plants suitable to the ground conditions in uncovered areas to improve the environment, speed up ecological restoration and prevent erosion.

The plant site will be partly or wholly demobilised depending on its usefulness to local residents.

•	Waste Dump Closure Options

Sulfide minerals present in waste rock can be the source of continuing acid rock drainage (ARD) after mine closure.  However, it must be noted that the mine plan calls for only non-PAG waste rock to be permanently stored in the waste dumps so ARD is not expected to result.  A low permeability cap is considered by Olympus the most robust long-term solution.

This option involves the:

o	Construction of a low permeability cap over the top and sides of the waste dump using local silt and clay comprising a fine-grained compressible soil material with low permeability;

o	Placement of an organic soil layer on top of the cap and re-vegetation with local grasses to create an evapo-transpiration barrier;

o	Construction of an upslope diversion ditch system preventing natural runoff from draining through the waste dump; and

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	Collection of all drainage water from the downslope toe of the waste dump.

There are two options for the collected waste dump discharge dependent upon its chemistry upon closure and long term, projected chemistry. The first option is to release the discharge into a small-engineered wetland, stocked with local vegetation, directly below the waste dump and then release the water into a local catchment.

A second option, if further residence time in a wetland is required, is to continue to pipe the discharge to the TSF wetland and let it discharge naturally into the Dak Sa River.

This will provide a steady state sustainable rehabilitation option requiring monitoring at long intervals. The long-term sustainability of this option can be proven prior to closure by using representative humid cell tests of in-situ tailings and modelling of Acid-Base-Accounting results.

•	Tailings Storage Facility Closure Options

The TSF will be the most critical area requiring rehabilitation. The mine closure requirements have been considered during the design of the TSF. A number of options were considered including treat and release, low permeability evapo-transpiration cap and a passive treat and release wetland system.

A treat and release system would require long term plant on site (e.g. conventional high-density lime-sludge treatment plant) together with technical staff to man it. A low permeability evapo-transpiration cap may allow oxidation to occur within sulphide rich tailings, therefore the preferred option is a passive treat and release wetland system.

This option involves the following steps:

o	The TSF will be partly covered with a cap using local silt and clay comprising a fine-grained compressible soil material with low permeability, leaving a wetland near the dam;

o	An organic soil layer will be placed on top of the partial cap and re-vegetation with local grasses;

o	The TSF wetland will be stocked with local wetland vegetation;

o	The final spillway will be made permanent using concrete;

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	The cut off drain will be discontinued allowing the catchment to flow through the wetland on top of the TSF;

o
The supernatant will be treated and a permanent weir constructed to ensure that the pond remains flooded with natural runoff to a minimum depth of 1.73m water cover.  This will ensure that the wetland remains active through the dry season; and

o
Residence time in each wetland will be designed to allow any metals in solution to form low-solubility complexes and be incorporated into the wetland sediments.  The resultant outflow will be to the Dak Sa River.

The aim is to provide a steady state sustainable rehabilitation option that will require monitoring at long intervals. The long-term sustainability of this option can be proven prior to closure by using representative humid cell tests of in-situ tailings and modelling of Acid Base Accounting results.

Final post-mining land-use plans will be made in consultation with the Phuoc Son Peoples Committee and local community prior to the closure of the TSF.

Groundwater-monitoring during the mine operation will provide early warning of any unforeseen groundwater contamination from the TSF.

•	Closure Options for Underground Workings

The exposed sulfide material in the post-mining walls, floors and backfilled stopes have the potential to be a continued source of ARD and heavy metal contamination.  Options identified for closure of the underground works that address this contamination source are:

o	Diversion and Treatment of Recharge Water

o	Backfilling of Mined-out Stopes

o	Sealing of Underground Mines

17.5.6    Management of Post Closure Impacts

Many of the Company’s initiatives are designed to mitigate socioeconomic and cultural impacts during the life of the mine and will also contribute to alleviating issues associated with mine closure. The most obvious socio-economic issue is loss of income stream for the mine work force and associated businesses.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Initiatives to advance education in the region will allow people more choice in employment options than previously and it is expected that this will lead to a wider range of work being available locally than at present.

Initiatives to help local people set up businesses that provide services to the mine will be structured to encourage these businesses to diversify and have a viable future post mine closure. This is the first commercial mine in this district. It is entirely possible that mining will continue within Phuoc Son District either as the mine expands or as other mining operations start up.  In this case, local support businesses will grow with them.

17.6    Project Implementation

•	Implementation Schedule

Table 108 - Summary Project Schedule below provides a summary of the key implementation parameters. The schedule is based on a March 2008 start as Month 0 of the implementation period.

Activity	Month Start	Month Finish	Duration (mths)
Interim
Source personnel for the Construction stage	complete
Delivery of site establishment materials and equipment	complete
Site Preparation	complete
Mine
Portals	complete
Mine Development for upper 2/3 of Bai Dat Orebody	1	14	14
Mine Development for lower 1/3 of Bai Dat orebody	15	22	8
Mine Development to Access Bai Go	8	22	16
Pre-production mining	16	18	3
Plant
Engineering design	1	4	4
Long delivery orders	-1	11	12
Mechanical, Electrical and Instrumentation installation	9	17	8
Dry commissioning	17	17	1
Wet commissioning	18	19	2
Commissioning with Ore	19	20	2
First gold pour	20	20	1
Infrastructure
Construction of office buildings	3	5	3
Prime Diesel Power supply	10	16	7
Construction of St 1 Tailings dam	1	11	11
Construction of St 2 tailings dam	12	19	8

Table 108 - Summary Project Schedule

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Project Schedule Basis

The following principles have been applied to the project schedule:

o	The Mine will be Owner developed and operated.

o	Construction materials and equipment are to be pre-ordered for delivery to suit the construction schedule.

o	All construction works will be contracted out including access road construction, all surface earthworks, concrete, steel, mechanical, electrical, processing, power and tailings installations.

o	Wet season effects will be minimised, with earthmoving and concrete construction activities in drier months. Roof protection to be installed early to assist construction.

o	Licences and permits granted to avoid delays in project implementation..

o	Project Financing in place prior to mine development

o	Pre-production will commence after the development of the upper 1/3 of the orebody. Ore will be stockpiled on the surface pending Plant completion.

o
The Olympus Engineering Team will manage Plant and Infrastructure implementation with vendors and contractors providing support services including supervision, training start-up, commissioning and back-up.

•	Mine Development

Mine development scoping is outlined in section 18.1

•	Process Plant Development

o
The design and construction of the Process Plant is under the overall management of the Olympus technical team and utilising Gekko Systems (Gekko) to provide some design, procurement and technical assistance.

o	Gekko prepared the original design and costing but Olympus have since significantly developed and refined this.

o	Olympus proposes to adopt all of the successful methods utilised in construction of Bong Mieu for this Dak Sa Project.

o	The items supplied by Gekko, namely the Regrind Mill, Flotation, ILR, and Filtration, and Reagents will be sent to site in modular form

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

complete with all ancillary items such as pipes, valves, instrumentation and cabling. Gekko representatives will assist in the supervision of the installation and commissioning of their equipment.

•	Logistics and Inventory Management

At present project materials are directly charged out to the Project. The responsibility for monitoring Dak Sa Project stock lies with the Olympus materials planner.

A temporary store is being used for Dak Sa.  Three warehouse staff will work on rotation for the 3-shift per day operation. They will physically and electronically take delivery of goods and document daily transactions.

During construction, a central store will be available for efficient management of inventory of materials and supplies for the Project.

Equipment comprising forklifts, trucks, pallets, cranes, etc. must be in place for the transport and delivery of goods to the Project site

The Central Store will manage the orders for the project through the use of Scala, a financial and inventory system. This system will facilitate stock and cost monitoring, reordering and will be the centralised report generating facility.

•	Permits and Licenses

A variety of permits and licences are required from various government agencies. The principal permits and licences are detailed in Section 4.2 “Project Description”. All other permits and licences required for the project are detailed in Table 109 - Permits and Licences below.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Permits & Licenses	Issuing Government Agency	Reference No. / Date Acquired	Duration of Application	Licence Term	Description
Investment License	Ministry of Planning and Investment (MPI)	2355/GP / 20/10/03	7.5 months	30 years	The first license required to start activities related to mineral exploration, mining and milling operations.
Approval of EIA Report	Ministry of Natural Resources and Environment (MoNRE)	1698/QD-BTNMT 29/11/04	16 months		Approval of environmental and rehabilitation activities and plans during and after mine operation.
Mining License	MoNRE	116/GP-BTNMT 23/1/06	1 month	3.5 years	Evaluation and monitoring of requirements, plans, design and equipment for mine construction, development and processing.
Exploration Licence	MoNRE	67/GP -BTNMT dated 10/1/08		2 years	License to do exploration for gold outlined in the submitted exploration program. Stipulates responsibilities of the company as per government regulations.
Road Access Permit	Quang Nam People's Committee	1490/UBND-KTN 29/11/06	1½ months		Approval of land conversion into road. Requires the lay out plan and estimated cost including but not limited to damages for the granting of permit.
Land Use Permit (LUP) for Plant and Tailings Storage Facility	Quang Nam People's Committee (QNPC)	2569/QD-UBND and 2570/QD-UBND / both issued 1/9/06	4.5 months	27 years	Permit which describes the purpose of land usage. Stipulates requirements for construction of buildings and other infrastructure (i.e. processing plant and tailings dam).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Permits & Licenses	Issuing Government Agency	Reference No. / Date Acquired	Duration of Application	Licence Term	Description
Land Use Permit (LUP) for Explosive Magazine	Quang Nam People's Committee (QNPC)	3390/QD-UBND issued 23/11/06	3 months	27 years	Permit which describes the purpose of land usage. Stipulates requirements for construction of buildings and other infrastructure (i.e. explosive magazine)
Land Rent Contract	Quang Nam People's Committee (QNPC)		<1 month	27 years	Terms and conditions of the land rental subject to LUP acquisition.
Explosive Magazine Permit	Quang Nam Police	68/DK-PCCCPC23 issued on 28/5/07	≥4 months	As required
Joint evaluation of the proposed location and design prior to, and approval after construction of the explosive magazine by QN Industry Department (QNID), Labour Department and QN Police. Issued alongside with safety certification. Processing depends on the design and pace of construction

Explosive Use Permit (EUP)	Ministry of Industry (MoI) and QNPC for foreign and local companies, respectively.		1 month	concurrent with ML	Permit allowing the authorized and safe use of explosives. Explosive magazine permit, Trained Blasters certificate, IL and ML are required for acquisition.
Registration of EUP, Explosive Transport and Storage Permit	QNID		<1 month	After every transport	Approval of transport and storage of the specified number of explosives to the magazine. Requires the EUP and magazine permits for registration.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Permits & Licenses	Issuing Government Agency	Reference No. / Date Acquired	Duration of Application	Licence Term	Description
Blaster's Certificate	MoI Safety Department, QNID and company		renewable every two years
Personnel's license to blast. The requesting company issues blasting books or certificates to endorsed personnel; screened and registered by QNID after completion of the blasting training course given by the Safety Department of MoI. The qualified personnel are evaluated by the QNID every two years.

Tree-cutting Permit	Quang Nam People's Committee	20 days		For tree cutting and vegetation clearing within affected areas. Other necessary documents for the application of this permit includes IL, ML, LUP and the approved structural design/s.
Tailings Dam Construction Permit	Quang Nam People's Committee	30 days	after construction
This permit is required for the construction of TSF which needs the design of the dam for issuance. Initial Review will be conducted by Department of Resource and Environment and Department of Agriculture and Rural Development.

Processing Plant Construction Permit	Quang Nam People's Committee / MoNRE	1-2 months		Construction Permit requires the approval of QNPC or MoNRE prior to construction. The approved EIA is needed as a support document for this permit.
Permit for Surface Infrastructure	Quang Nam People's Committee	10 days	after construction	Allows surface construction, and requires the designs and lay outs of infrastructure, cost estimates and investments.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Permits & Licenses	Issuing Government Agency	Reference No. / Date Acquired	Duration of Application	Licence Term	Description
Power Line and Power Supply Permit	Quang Nam Power Company	2 months	until completion	For installation of surface and underground power lines. The general design, estimated cost and investment of the power line are required for review before issuance of the permit.
Groundwater Usage Permit	Quang Nam People's Committee	15 days	Concurrent with ML
This permit is as per government decree No. 149/2004/ND-CP dated 27/7/2004. Processing of application and later on, the monitoring will be done by the Environmental and Resource Dept. of Quang Nam Prov.

Wastewater Discharge Permit	Quang Nam People's Committee	30 days	Concurrent with ML
This permit is as per government decree No. 149/2004/ND-CP Dated 27/7/2004. Processing of application and later on, the monitoring will be done by the Environmental and Resource Dept. of Quang Nam Province.

Table 109 - Permits and Licences

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Interim Works

To maintain optimization of project momentum and implementation there are a series of steps required between feasibility finalization and start of construction. These include;

o	Optimise the final design scope and construction plan for more precise capital and operating cost estimates.

o	Complete survey control for layout of plant and infrastructure.

o	Evaluate the supply of local personnel and contractors to ensure local resource usage is maximised

o	Conduct site geotechnical evaluation for processing plant location alternatives.

o	Finalise TSF design and cost report, prepare statutory applications for dam usage and construction

o	Prepare Environmental Impact Assessment document for Processing plant

o	Apply for the Processing Plant construction approval

o	Design power supply and reticulation system, submit application for and gain approval of generator supply systems

o	Enter into contract negotiations with key suppliers.

o	Prepare detailed surface infrastructure layout and designs

o	Obtain proposals for insurance both during implementation and operating phases

o	Secure loan finance offers and resolve CPs

o	Gain interim funding to allow orders to be placed for critical path items (subject to cancellation if finance arrangements not concluded)

o	Gain Board approval to proceed

o	Build up construction and implementation group

o	Commence implementation phase.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Pre-Production and Commissioning

The project allows for owner management of all design and construction work. Mining design work has been undertaken by utilising internationally experienced personnel drawn from consulting organisations and individual expert contractors.  This team will move through to the implementation phase and owner mining will include third country national employees in supervisory and senior roles.

For the Mine, all work in this phase is to be managed by the General Mine Manager.

For the Plant, work will be designed and procurement and commissioning undertaken by expert Plant contractors and the Owner Team. Supervision of works will be by the Olympus Team, supplemented as required with supervisory and commissioning personnel from vendors and contractors.

Local labour will be carefully sourced for the Site works to be used with a close degree of supervision from expatriates experienced in developing mining operations to international standards.

•	Project Organisation

The project implementation will be managed and directed by the Owner’s project team comprising Vietnamese and expatriate staff experienced with similar project work internationally. They will use consultants, contractors and direct hire to manage the development of the project as required:

-
Mining - use consultants and employ expert mining professionals into the Owner’s Team to manage the mining development.  Labor will be directly hired from within local provincial resources and from third country national sources.

-
Treatment Plant - Australian and British consultants will complete process design, process plant will be procured from international sources and construction works will use local labour. Key supply engineers and Company engineering personnel will supervise installation and commissioning of key supplier plant items.

-
Infrastructure - contractors and Company personnel will be used to build the main access road, waste storage facility, power reticulation, fuel storage and reticulation facilities, water systems, communications and buildings.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•	Project Implementation

There will be an early construction phase prior to the General Mine Manager assuming full control of the Plant and Infrastructure. The development will be deemed to be completed when the mining of ore blocks above RL490 commence and when the Plant is fully installed and commissioned.

•	Commissioning

During the late construction there will be a precommissioning testing team who will be carrying out relevant checks and dry run tests. Full Plant commissioning with ore is scheduled to commence in Month 19 under the direction of a Commissioning Manager and a trained Olympus labour force supplemented by specialist technologists.

Prior to ore commissioning, the mine production will build up to reach the 15,000 tonnes/month milling target. By Month 18, the mine production is scheduled to reach ~10,000 tpm and have a surface stockpile of ~40,000 tonnes. The Plant requires ~11,000 tonnes for the one month commissioning period. By month 19, mine monthly production is estimated be 15,000 tonnes with >2 months mill feed stockpiled.

Plant commissioning will commence with crushing ore feeding the stockpile /feed bin. Within the first week, milling, gravity, leach and flotation circuits feeding will commence and this will immediately translate to production through recovery circuits.

The production build up is expected to be attained by the end of Month 20.  Performance tests are to be conducted by the end of Month 21. The test is to achieve 10 days of production at a minimum of 95% of the plant’s rated throughput rate based on utilisation of 8,000 hours per year.

17.7    Operating Philosophy, Recruitment and Training

•	Fundamentals

The company will operate the processing and mining operations with the minimum qualified staff numbers necessary for efficiency. The emphasis with respect to employment is for technology and skills transfer to Vietnamese nationals by making use of expatriate personnel with the appropriate skill levels.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The Company operates with the philosophy that all employees be treated with dignity and respect. Employee training will focus on acquisition additional expertise and as preparation for future increased responsibility.

•	Recruitment

The company has developed a systematic recruitment process focusing on skill requirements qualifications experience and attitude. Priority is given to eligible candidates from the Kham Duc province.

•	Safety and Training

A general safety and training program will be in place before the commencement of the construction phase of the project and the initial opening of the main mine portal. The program will incorporate key safety principles and employee/contractor participation and accountability from the beginning of the construction phase to project completion and demobilisation/mine closure. The mine management will be committed to provide all the resources necessary to ensure internationally accepted safety performance of all personnel, contractors and organizations associated with the project implementation and mine operation plans. Incentives such as rewarding individuals and groups for good safety performance will be included in the program.

•	Operations Organisation

The Dak Sa Project will fall under the overall management of the Director General based in Da Nang, while the operations will be managed by the General Manager based on site. General administration is to be carried out in Kham Duc with reporting and support from the Da Nang office. Figure 90 - Mine Management Organisation Chart below displays the mine management organizational chart.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 90 - Mine Management Organisation Chart

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Figure 90 - Mine Management Organisation Chart

•	Mine Closure Plan

Options for mine closure include permanent closure or putting the mine on care and maintenance with the potential to re-open at a later date. The Company would establish a Closure Management Team to execute the future closure plan. They will be responsible for the entire closure including protection of the environment and Olympus’s assets.

Once all the facilities are removed or disposed of and all commitments in the Asset Retirement Obligation are met and approved by MoNRE, plus any other requirements, the mining licence will be cancelled and the area will be handed back to the Vietnamese Government.

17.8    Capital Cost Estimate

The total estimated life-of-mine capital for the project is $52.41 million; this is made up from $48.11 million of pre-production capital and $4.30 million of sustaining capital.

Area	Item	Pre-Production (US$)	Years 1-6 (US$)	Total (US$)
MINE Sub-Total	Capital Development	3,976,172	1,906,160	5,882,332
	Mobile Fleet	1,041,650	-	1,041,650
	Mine Maintenance	2,136,500	1,338,750	3,475,250
	Services	1,323,251	123,879	1,447,130
	Technical Services	30,094	200	30,294
	Health and Safety	132,667	41,006	173,673
	Mine Infrastructure	519,653	50,264	569,917
		9,159,987	3,460,259	12,620,246
PROCESS PLANT	Crushing	1,003,492	-	1,003,492
	Grinding	1,107,910	-	1,107,910
	Gravity	1,057,770	-	1,057,770
	Flotation	3,063,969	-	3,063,969
	Regrind	598,027	-	598,027
	Leaching	2,112,026	-	2,112,026
	Filtration	2,388,171	-	2,388,171
	Direct Electrowinning	410,766	-	410,766
	Carbon Column	1,363,382	-	1,363,382
	Gold Room	411,759	-	411,759
	Services	566,985	-	566,985
	Reagents	1,244,822	-	1,244,822

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

	Detoxification	972,483	-	972,483
	Control room & MCC	719,443	-	719,443
	Mill Infrastructure	344,668	-	344,668
	Laboratory	351,000	-	351,000
	EPCM	250,000	-	250,000
	Capital Spares	447,536	-	447,536
	First Fill Costs	432,426	-	432,426
Sub-Total		18,846,637	-	18,846,637
TAILINGS DAM	3,122,528	-	3,122,528
INFRASTRUCTURE Sub-Total	Site Preparation	350,562	-	350,562
	Buildings	370,193	-	370,193
	Power	2,662,932	-	2,662,932
		3,383,686	-	3,383,686
GENERAL Sub-Total	Environmental	341,300	164,300	505,600
	I.T./Communications	130,000	22,000	152,000
	Vehicles	246,766	-	246,766
	Insurance	719,000	-	719,000
	Consultants, Fees, Duties	732,400	-	732,400
	Accommodation	588,302	-	588,302
	Administrative Services	322,150	6,000	328,150
	Management Services	5,093,511	-	5,093,511
	Corporate Overhead	1,050,000	257,727	1,307,727
		9,223,429	450,027	9,673,456
TOTAL		43,736,266	3,910,286	47,646,552
CONTINGENCY		4,373,734	391,029	4,764,763
GRAND TOTAL		48,110,000	4,301,315	52,411,315

Table 110 - Life-of-Mine Capital Cost Summary

17.8.1    Capital Cost Summary

The capital cost summary for Pre-production is set out in Table 111 - Pre-Production Capital (Month 2-19) Summary and includes a 10% contingency.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Area	Item	Capital (US$)	Area Total (US$)
MINE	Capital Development	3,976,172	9,159,987
	Mobile Fleet	1,041,650
	Mine Maintenance	2,136,500
	Services	1,323,251
	Technical Services	30,094
	Health and Safety	132,667
	Mine Infrastructure	519,653
PROCESS PLANT	Crushing	1,003,492	18,846,637
	Grinding	1,107,910
	Gravity	1,057,770
	Flotation	3,063,969
	Regrind	598,027
	Leaching	2,112,026
	Filtration	2,388,171
	Direct Electrowinning	410,766
	Carbon Column	1,363,382
	Gold Room	411,759
	Services	566,985
	Reagents	1,244,822
	Detoxification	972,483
	Control room & MCC	719,443
	Mill Infrastructure	344,668
	Laboratory	351,000
	EPCM	250,000
	Capital Spares	447,536
	First Fill Costs	432,426
TAILINGS DAM			3,122,528
INFRASTRUCTURE	Site Preparation	350,562	3,383,686
	Buildings	370,193
	Power	2,662,932
GENERAL	Environmental	341,300	9,223,429
	I.T./Communications	130,000
	Vehicles	246,766
	Insurance	719,000
	Consultants, Fees, Duties	732,400
	Accommodation	588,302
	Administrative Services	322,150
	Management Services	5,093,511
	Corporate Overhead	1,050,000
TOTAL			43,736,266
CONTINGENCY			4,373,734
GRAND TOTAL			48,110,000

Table 111 - Pre-Production Capital (Month 2-19) Summary

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The capital cost summary for ongoing capital (Year 1-6) is set out in Table 112 - Sustaining Capital Summary and includes a 10% contingency.

Area	Item	Capital (US$)	Area Total (US$)
MINE	Capital Development	1,906,160	3,460,259
	Mobile Fleet	-
	Mine Maintenance	1,338,750
	Services	123,879
	Technical Services	200
	Health and Safety	41,006
	Mine Infrastructure	50,264
PROCESS PLANT	Crushing	-	-
	Grinding	-
	Gravity	-
	Flotation	-
	Regrind	-
	Leaching	-
	Filtration	-
	Direct Electrowinning	-
	Carbon Column	-
	Gold Room	-
	Services	-
	Reagents	-
	Detoxification	-
	Control room & MCC	-
	Mill Infrastructure	-
	Laboratory	-
	EPCM	-
	Capital Spares	-
	First Fill Costs	-
TAILINGS DAM		-	3,122,528
INFRASTRUCTURE	Site Preparation	-	-
	Buildings	-
	Power	-
GENERAL	Environmental	164,300	450,027
	I.T./Communications	22,000
	Vehicles	-

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Area	Item	Capital (US$)	Area Total (US$)
Insurance	-
Consultants, Fees, Duties	-
Accommodation	-
Administrative Services	6,000
Management Services	-
Corporate Overhead	257,727
TOTAL	3,910,286
CONTINGENCY	391,029
GRAND TOTAL	4,301,315

Table 112 - Sustaining Capital Summary

17.8.2    Basis for Capital Cost Estimates

o	General

•	The Estimate was prepared in Fourth Quarter 2007 United States Dollar values and the exchange rates adopted for the estimate preparation are:

o	AUD1 = USD 0.90

o	USD1 = VND 16,000

•	There is no allowance for escalation to the point of expenditure.

•	Contingency is included in the Capital Estimate. An overall contingency of 10% is allowed.

•	Diesel fuel supplies are costed at US$0.60 per litre and no further specific contingency is provided for fuel price increases.

•	Allowances are made for compensation payments and Owner’s costs.

•	Financing costs are not included.

o	Mining Costs

The basis for the mining costs is listed below:

•
Mining mobile fleet was costed on a lease with option to purchase basis from preferred contractor, Manila based Paramina Earth Technologies. Costs comprising shipping to Da Nang, transport to Site and return to Philippines, if not purchased by Olympus, is allowed. Transit insurance, government taxes and customs duties are provided for in estimates.

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•
Mining cost estimates were prepared from first principles utilising rates for labour and equipment in an owner mining operation, utilising the services of expatriate Filipino supervisory and training staff.

•	General management is costed based on a skilled expatriate basis.

•
The capital development works is to be carried out over a period of about 36 months from Months -2 to 33. All costs of accessing ore including development, ramps and all raise boring are capitalised. Development beyond the pre-production phase is also capitalised as sustaining capital.

•	Establishment costs of mine infrastructure including workshops, cap lamp room, pumping, ventilation, offices, change rooms and ablutions facilities are capitalised.

•	Power for the construction period is provided from hired generator sets operated by Olympus.

o	Process Plant

The basis for the processing capital costs is listed below:

•
Olympus in-house engineering assembled this estimate, which is for a plant design, concept designed by Gekko and then modified by Olympus with assistance from independent process consultants, to ensure a more robust design, with flexibility and redundancy in circuits to maximise opportunities for a swift ramp-up to commercial production.

•	Design, management, vendor supervision and commissioning costs for the Olympus Owner Team, Gekko, vendors and other consultants were consolidated in an estimate by Olympus.

•	Vendor equipment, including process, mechanical, piping, electrical and instrumentation disciplines, were estimated by compiling costs from quotations and information from the various suppliers.

•
From designs and vendor information, the Project Team calculated piping, steelwork, platework, power and concrete requirements. Earthworks, concrete, steel, platework, piping, electrical and instrumentation supply items were estimated and prices were built up based on a combination ofsupplier information, and database of knowledge from the Bong Mieu Project.

The basis for civil works is:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

•
Civil works for the process plant will be designed by Gekko Systems. Concrete slabs and bunds as well as the structural grade steel reinforced concrete for equipment footings and pedestals will all be contracted to a designated local construction contractor who will supply local labour and resources to do the work under the supervision of a Olympus team comprising management, engineers and supervisory staff.

•
Rates to supply structural concrete for crushing equipment, stockpile tunnel, ball mill and the processing equipment contained in the flotation, leaching and recovery sections are included in the capital costs at a rate US$150/m3. This includes laying of the concrete.

•	Concrete slabs for floors, which are steel mesh reinforced, are provided at US$91.6 / m3. These rates are valid at 1Q 2008, taken from quotations from local concrete suppliers.

•
The processing plant will be sectionalised utilising a bund walling system. The bund walls will be calculated to contain the maximum amount of spillage in each section plus an extra 30%. The bund wall separators are to contain accidental spillage within each section in the event of an emergency spill and to prevent cross contamination of solutions/concentrates.

•	The above contractual rates will apply for the bund walls and floors.

•	Bund walls will act for both containment and rain water exclusion functions.

•
The method of construction will consist mainly of mortar and granite stone built into a reinforced concrete frame consisting of beams and columns tied. This method has been tried and tested and proven to be very strong and at the same time economical.

•	Estimates allow total supply and construct price for stone walling at US$49.50/m3. The reinforced concrete frame rates are provided for at the common rate of $115/m3.

The basis for structural steel and platework is:

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•      Structural steel requirements have been estimated based on quoted rates, at $3,000/t, allowing for materials, fabrication, transport, installation and VAT.

•	Tankage is costed at $4,980/t, allowing for materials, fabrication, transport, installation and VAT.

o	Tailings Facilities

The basis for the tailings capital cost estimate is listed below:

•	The tailings dam and associated works were designed in concept by Coffey Mining.

•	The Olympus Team priced the tailings dam works based on the database derived from the recently constructed Bong Mieu tailings facility.

o	Infrastructure

The basis for the infrastructure capital costs estimates is listed below:

•	The facilities were scoped by Olympus and estimated utilising prices and rates from local contractors.

•	Designs have been developed to suit local conditions prevailing.

•	Facilities are to be constructed by an Owner team utilising direct hire and local contracting entities.

•	Systems for distribution of water between mine, plant and camp and within the plant were scoped and costed by the Olympus Team.

•
Power generation has been considered on a staged basis commencing with temporary power and moving to a permanent system.  The permanent system is designed to utilise grid power, but with full back up capacity being available from diesel generators. The system was scoped and costed by the Olympus Team.

17.8.3    Other Costs

o	Owners Costs

•
The costs of initial fill, emergency spares and capitalised operating costs prior to commencement of production in Month 20 have been estimated by the Olympus Study Team assisted by Gekko and based on first principle estimating and existing data bases. These are not reported under Owner’s

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Costs but in the individual capital estimates for mining plant and infrastructure.

•
A supplementary capital cost schedule has been prepared to identify the cost of working capital and the deferred and replacement capital requirements. These costs are also included in the financial model.

•
The capital cost estimate includes the direct costs of work to be carried out during the period between completion of the Study and the availability of finance based on all of the work being completed in a total 22 month implementation period. It is proposed to commence certain interim works as set out in the interim works in the Project Implementation section. Doing so necessitates the preparation of scopes of work, specifications and contractual documentation prior to Project. These costs are included in the capital costs.

o	Closure Costs

•
Environmental rehabilitation cost is allowed for, but no provision for the removal of the total complex was considered. This approach is adopted on the basis that the operations are expected to continue substantially past the 6 year base case and should they not, any residual value is expected to exceed the cost of removal of plant and facilities and rehabilitation.

17.9    Operating Cost Estimate

A summary of the operating costs per tonne is presented in Table 113 - Operating Cost Summary below.

Cost Description	Unit Cost (US$/tonne)
Mining	31.94
Mine Overhead and Maintenance	11.06
Mine Engineering	1.99
Mine Geology	1.83
Processing	26.93
Environment	4.50
General and Administration	12.01
Safety	1.14
TOTAL	91.40

Table 113 - Operating Cost Summary

The total operating costs for the life-of-mine are summarized in Table 114 - Total Operating Costs - Life-of-Mine below:

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

PARTICULARS	LABOUR (US$/Mt)	MATERIALS (US$/Mt)	COST (US$/Mt)	TOTAL COST (US$)
Stoping Cost – Mechanised C&F	5.84	25.17	31.01	6,516,496
Stoping Cost – Mechanised RAP	5.84	26.51	32.35	17,672,065
Stoping Cost – Slusher RAP	5.84	25.37	31.21	1,204,987
Mine O/head & Maintenance Cost	2.01	9.05	11.06	8,785,182
Mine Engineering Cost	0.58	1.41	1.99	1,582,128
Mine Geology Cost	0.68	1.16	1.83	1,462,872
Processing Cost	2.96	23.96	26.93	22,672,520
Environment Cost	0.11	4.39	4.50	3,782,253
General and Administration Cost	0.60	11.41	12.01	10,112,486
Safety Cost	0.28	0.86	1.14	962,942
TOTAL				74,753,931

Table 114 - Total Operating Costs - Life-of-Mine

o	General

•	Operating cost estimates are prepared for the operation of the Dak Sa Project treating ore at 500 tonnes per day, equating to an annual production of 175,000 tonnes per annum.

•	All costs are presented in Fourth Quarter 2007 United States Dollar values and the exchange rates adopted for the estimate preparation are:

o	▪ AUD1 = USD 0.90

o	▪ USD1 = VND 16,000

•	The Study has adopted the quoted cost for diesel of US$0.60 per litre.

o	Mine Operating Costs

Mining operating costs are estimated from first principles and are calculated as US$ 37.22 million, commencing Month 19. The total mining operating cost is based on:

•	Mechanised cut-&-fill stoping cost is composed of the following costs: drifting-in-ore, breastholing, ore trucking, fill preparation, ROM backfill delivery and utilities costs.

•	Mechanised room-&-pillar mining cost is comprised of drifting-in-ore, trucking, ROM backfill delivery and utilities costs.

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•	Slusher room-&-pillar mining method encompasses drifting, trucking, rockfilling and utilities costs.

•	Shrinkage stoping cost comprises: breasting, trucking and utilities.

Three stoping methods are planned at the South Deposit (Bai Dat) with a calculated cost per tonne for each; US$ 47.06 per tonne for mechanized room-&-pillar, US$ 46.10 per tonne for room-&-pillar using slushers, and US$ 45.67 per tonne for mechanized cut-&-fill stoping. Stope development costs are US$ 17.29 per tonne. Total stope operating cost is estimated at US$ 16,098,159 for a period of 23 months.

Two stoping methods are planned for the North Deposit (Bai Go) with a calculated cost per tonne for each; US$ 47.38 per tonne for room-&-pillar using slushers, and US$ 45.99 per tonne for mechanized cut-&-fill stoping. Total stope operating cost is estimated at US$ 21,125,571.

o	Processing Costs

The processing costs are calculated on a 500 tonne per day operating plant. The process operating costs for this plant production rate are summarised in Table 115 - Summary of Plant Operating Costs below.

Operating Cost type	Unit Cost (US$/t)	US$/Oz Au
Reagents, Comminution Media/liner	10.38	45.98
Power	8.35	37.00
Maintenance	3.21	14.22
Labour	2.11	9.36
Laboratory	2.41	10.70
Consumables	0.47	2.08
TOTAL	26.93	119.34

Table 115 - Summary of Plant Operating Costs

o	Total salary cost of US$ 1,777,405 which includes a 30% on-cost distributed across all the plant areas based on the operating requirements for each area,

o	Power costs are based on a unit cost of 0.172 US$/kWh,

o	Crushing: major cost items are front end loader day rates and the wear parts on the primary, secondary and tertiary crushers,

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	Grinding: major cost item is grinding media and liners,

o	Gravity: major cost items are the Knelson lining and cyclone parts,

o	Flotation: major cost items are the reagents,

o	Re-grind: Major cost items are grinding media and liners,

o	ILR: major cost items are the reagents sodium cyanide and hydrogen peroxide,

o	Filter Press: major cost items are filter cake removal, replacement filter cloths and plates,

o	Direct EW: major cost items are replacement anodes,

o	Carbon Column: replacement wash filters,

o	Cyanide detoxification: major cost items are Hydrogen peroxide and Copper Sulphate,

o	Gold Room: major cost items are reagents and consumables.

o	Labour Costs

The costs of staff and labour employed by Olympus have been derived by Olympus, based on the costs applicable at similar mining operations in Vietnam.  Management and supervisory labour is based on third country national rates as appropriate.

Provision is made for transport and entertainment, superannuation, taxes, social security insurance, recruitment and work permit costs as appropriate.

The Ministry of Labor, War Invalids and Social Affairs (MOLISA) has fixed the minimum wage in Vietnam and sets the pay scales for workers and the minimum terms and conditions for employment. These have been used as a basis for the applicable terms and conditions for Phuoc Son.

17.10    Financial Evaluation

The economic evaluation presented herein is based on parameters provided by Olympus to John Glen, and a financial analysis completed by him.

17.10.1    Economic Analysis Summary

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The parameters and economic outcomes of the Dak Sa Gold Project based on the most recent gold price forecasts of Macquarie Bank Commodity Research (refer to 17.10.3 for more detail on gold price assumptions) are summarised in Table 116 - Project Summary: Economic Outcomes .

Months -2 to 19	US$ (where applicable)
Mine, processing plant, Infrastructure, pre-production and owners costs (including working capital1)	$48,110,001
Mining throughput (total) (t)	47,017
Months 20 to 76
Mining throughput (total) (t)	795,039
Processing throughput (total) (t)	842,056
Mine, processing plant, infrastructure and owners costs (sustaining capital including recovery of Working capital1)	$4,301,315
Operating Costs[2]	$80,442,634
Life of Mine
Life of Mine capital – mine, processing plant, infrastructure and owners costs	$52,411,316
Operating Costs[2]	$80,442,634
Gold Production (total gold payable) (oz)	189,992
Operating Costs ($ per payable oz) [2]	$423
Revenue	$168,894,990
Net Pre tax Cash-flow	$36,041,440
Net Post tax Cash-flow	$36,041,440
NPV @ 7.5% (post-tax)3	$21,487,938
NPV @ 10% (post-tax)3	$17,698,870
IRR (post-tax)[3]	27.9%
Payback period (years)	3.08

Table 116 - Project Summary: Economic Outcomes

1 Includes indirect taxes (working capital impact), operational working capital and contingency. This excludes historic sunk costs.
2 Includes site operating costs, royalties, transport and refining costs

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

3 NPV’s and IRR’s are shown pre-tax and post-tax.  It has been assumed that capital assets will be depreciated on a straight-line basis for the life of mine and for the purposes of modeling.  The income tax and fiscal regime applying to Dak Sa will be determined in consultation with the appropriate government authorities in Vietnam including the Ministry of Planning and Investment, the General Department of Taxation and the Ministry of Finance.  The Company has made application for a four-year business income tax (“BIT”) exemption starting from the first profit-making year and a preferential BIT rate for years thereafter.   Consequently, in this model, minimal business income taxes (BIT) have been assumed with respect to Project as defined herein.

Assumptions and other information included in the project model were extracted from the relevant sections of the Dak Sa study. All risk factors and applicable assumptions referred to elsewhere in the study are equally applicable to the economic model and scenario outcomes discussed herein.

No inflation was accounted for in the economic model for Dak Sa and all costs are presented in US$.  Key parameters in terms of economics have been kept constant throughout the cash-flow model.

Estimated project cash-flows were used to determine pre-tax net present value (NPV) and internal rate of return (IRR) for the base case (see explanation of the DCF in section following).

17.10.2    Basis of Economic Evaluation

The basis for the economic evaluation is:

o
The economics of the Dak Sa Gold Project have been evaluated using discounted cash-flow (DCF) analysis.  Using this methodology, mine revenues and costs are projected into the future (in the case of Dak Sa, these projections have been completed on a monthly basis).

o	Net revenues for the project are determined by calculating the gross value of metal (gold) produced and deducting all applicable transport, refining and royalty costs.

o
Net annual cash flow is calculated by deducting capital costs and operating costs from net revenues. The resulting stream of net cash flow is assumed to be available for distribution to the project owners.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o
The cash flows are discounted back to the date of valuation at a chosen discount rate, and totaled to determine the project s net present value (NPV). Note that historic sunk costs are excluded from the NPV calculation.

o
The NPV in DCF analysis traditionally involves the application of a Weighted Average Cost of Capital (WACC) applicable to a projects cash flow as the discount rate. At the date of this study, the precise funding plan for the Dak Sa Gold Project is still being determined.

o
In anticipation, of the funding plan involving a substantial tranche of some form of debt finance (and reflecting the consequential influence of this on WACC), it has been determined that discount rates of 7.5-10% p.a. will be applied to the project cash flows to establish NPV’s.

o
The date of valuation is normally assumed to be when the decision is formally made to proceed with project development, which is sometimes identified as the commencement of detailed engineering. For the purposes of this study, NPV’s have been determined as at the end of December 2007.

o
Factoring in the construction period for the project, construction and development expenditure has been allocated to months -2 to 19 of the financial model, with operations commencing from month 20 onwards. NPV’s have been established as at the commencement of month -2 and all sunk costs prior to month -2 have been excluded from the DCF calculations.

o	An internal rate of return has been calculated for the Project, equivalent to the rate of return at which the NPV equals zero.

o
The payback period is stated in terms of the number of years (and fractions of years) from the production start date required to pay back the initial capital investment, excluding sunk costs, but including working capital, based on the undiscounted cash flow.

17.10.3    Assumptions

The following assumptions are used in the economic evaluation.

o	Pre-Production Capital: A total of US$ 48.11 million.

o	Sustaining Capital: A total of US$ 4.30 million.

o	Working Capital: A total of US$ 1.59 million (allowance is 1 months capital and operating costs at Month 19 recovered at Month 76).

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

o	Operating Costs: US$74.75 million (US$91.39 per tonne processed and US$393.46 per recovered ounce of gold).

o	Capital is net of indirect taxes (including VAT), which are recovered as a working capital item.

o
Royalties & Taxation: A royalty of 3% of net operating revenues (gross revenue less transport and refining costs) is payable to the Vietnamese government. This equates to a cost of $26.57 per ounce for the project.

o	Gold Price: Macquarie Bank’s gold price forecasts (see Table 117 - Macquarie Bank Commodities Research Gold Price Forecasts below)

o	ROE: USD 1 = VND 16,000 & AUD 1 = USD 0.90

o	Refining and Transport Costs: $3.37 per ounce

o	Diesel Price: US$0.60 per litre.

o	Power Costs: US$ 0.172/kWhr

o
Mine Closure and Salvage Value: No allowance made for closure on the basis that the operations are expected to continue substantially past the base case mine life, any residual salvage value is expected to exceed the cost of removal of plant and facilities, and rehabilitation.

o
Depreciation and Amortisation: The taxation regime for the Dak Sa project is still to be established with the appropriate ministries within the Vietnam Government; however it has been assumed that capital assets can be depreciated on a straight-line basis over the mine life in line with Canadian straight-line depreciation.

o
Taxes & Statutory Charges: The taxation regime for Dak Sa is not yet established; however the Study assumes that the regime will be consistent with petition letters lodged with the relevant authorities on behalf of Olympus.  Based on these assumptions and the base case feasibility model, it is not expected that business income taxes (BIT) will be paid by Olympus

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

during the base case mine life. Indirect taxes such as VAT have been accounted for in the capital assumptions for the Dak Sa Project.  VAT recovery has been assumed to take 3 months from date of return lodgement (assumed to be quarterly), and this working capital allowance has been incorporated into the project modelling (working capital allowance at month 19 prior to first production for VAT is $778,474).  VAT rates for working capital purposes have been assumed to be 10%, whereas the average VAT rate is expected to be between 0% and 10%, depending on the source country and nature of the capital equipment.

o	Insurance: Insurance for construction has been allowed for in pre-production Owners Costs and operational insurances are allowed for in Operating Costs under General and Administration costs.

o	Gold Price:

The gold prices used in the Feasibility Study are based on the latest gold price forecasts released by Macquarie Bank’s Commodities Research group on 5th March 2008.  Macquarie’s latest and previous forecasts are summarized in the Table 117 - Macquarie Bank Commodities Research Gold Price Forecasts below:

Year	New Forecast	Previous Forecast	$ Change
2008	960.0	800.0	20.0%
2009	1050.0	820.0	28.0%
2010	1000.0	780.0	28.2%
2011	900.0	655.0	37.4%
2012	800.0	655.0	22.1%
2013	750.0	660.0	13.6%
2014	750.0	650.0	15.4%
2015	750.0	650.0	15.4%
LT 2008$	600.0	600.0	0.0%

Table 117 - Macquarie Bank Commodities Research Gold Price Forecasts

Recent Gold Price Averages

The 6 month gold price average (sourced from Reuters) to 6th March 2008 is US$825 per ounce and the trailing 1 year gold price average (sourced from Reuters) to 6th March 2008 is US$745 per ounce.

Reuters Poll

The recent Reuters poll (23rd January 2008) of approximately 50 banks, commodity traders, brokers and advisers for 2008 and 2009 gold price forecasts resulted in the following average gold price forecasts:

2008 - $851.20 per ounce (50 forecasts)

2009 - $846.12 per ounce (26 forecasts)

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Base Gold Price Assumption

The Dak Sa production life, per the feasibility study, ends in mid 2014.

The combination of:

o	the Macquarie Bank forecasts;

o	the near term trailing gold price averages;

o	the January 2008 Reuters poll; and

o	continued strength in the gold price and weakness in the US economy and currency,

support the Dak Sa feasibility gold price being based on the Macquarie Bank forecasts.

Funding Parameters – Forward Prices

Dak Sa is expected to be funded by a combination of equity and debt.  Gold prices well in excess of US$900 per ounce could be achieved should Olympus choose to forward sell a portion of the Dak Sa production.

For exaple, indicative flat forward gold prices and indicative flat rate collars (excluding credit margins but including borrowing fees of 0.50%) are as follows (source Oakvale Capital 7th March 2008 off $975.80 spot):

US$ per ounce
1 year flat	$982.70
2 year flat	$988.00
3 year flat	$995.20
5 year flat	$1016.60

Table 118 - Indicative Flat Forward Gold Prices

		US$ per ounce
1 year	Floor	$965.00
	Cap	$1019.00
2 year	Floor	$965.00
	Cap	$1050.00
3 year	Floor	$970.00
	Cap	$1082.00
5 year	Floor	$990.00
	Cap	$1157.00

Table 119 - Indicative Flat Rate Collars

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17.10.4	Sensitivity Analysis

Various sensitivities were run using the project model. The incremental change in the economics are summarised in Table 120 - Project Sensitivities.  The sensitivity analysis (based on a 10% discount rate) shows that the project is most sensitive to the gold price, grade and recovery. Dak Sa is relatively less sensitive to changes in capital or operating costs.

Parameter	IRR (%)	NPV After Tax (US$ Millions)
Base case	27.9	17.70
Sensitivity :
Gold price
-10%	16.5	5.96
+10%	38.2	29.43

Operating costs
-10%	32.2	22.84
+10%	23.3	12.55

Capital costs
-10%	34.8	22.48
+10%	22.1	12.92

Milled gold grade
-10%	16.5	5.98
+10%	38.2	29.42

Gold Recovery
-5% (85.5%)	22.4	11.84
-10% (81.0%)	16.5	5.98
+5% (94.5%)	33.2	23.56

Table 120 - Project Sensitivities

17.10.5                      Project Cashflow

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The Dak Sa Project cash flow was estimated to EBITDA level (including key physicals) is summarized in Table 121 - Project Cashflow Summary.

Operations Calendar Year		2009	2010	2011	2012	2013	2014	Total Project
		(2 mth)
Project Cashflow Summary EBITDA

Gold Sales Price	US$/oz	$1050	$1000	$900	$800	$750	$750	$889
Mill Feed	tonnes	25,790	179,000	179,000	179,000	179,000	100,266	842,056
Mill Grade (recovered)	g/t	7.69	11.71	7.02	5.52	5.16	4.46	7.02
Payable Metal	Ounces	6,373	67,372	40,389	31,754	29,715	14,389	189,992

Revenue
Gross Gold Revenue	US$ m	6.69	67.37	36.35	25.40	22.29	10.79	168.89
Royalties, Refining & Other Charges	US$ m	(0.22)	(2.19)	(1.22)	(0.88)	(0.79)	(0.39)	-(5.69)
Net Gold Revenue	US$ m	6.47	65.19	35.13	24.52	21.50	10.40	163.21
less:
Opex, G&A and Owners Costs	US$ m	(2.58)	(16.41)	(16.41)	(16.41)	(16.41)	(6.55)	-(74.75)
EBITDA	US$ m	3.89	48.78	18.72	8.11	5.09	3.85	88.45

Table 121 - Project Cashflow Summary

Mr. John Glen of Meridian Capital Group Pty Ltd. provided the financial evaluation, economic modelling and analysis as set out in this section. TMC/SA has reviewed the financial information and models prepared by Mr. Glen. The authors have relied upon, and from their investigations, believe there is a reasonable basis for acceptance of the aforementioned financial information by Mr. Glen.

17.11    Risk Assessment

 Areas of project risk identified to date are summarised in Table 122 – Project Risk Assessment Summary below.

Risk	Comment
Geology: Interpretation
Bai Go has previously been described as a complex orebody with a number of mineralized zones present. The ore body risk from misinterpretation has been reduced through detailed reinterpretation using the primary geological controls for ore body interpretation and modeling. This is being further enhanced within infill drilling.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Risk	Comment
Mining: Mining Grade Less Than Planned	Risks associated with variability in mine grade can be controlled with well directed grade control procedures established prior to mining and reviewed regularly during mining.
Mining: Excessive Dilution
Dilution will be managed through a conservative approach to pillar layout, a robust and conservative dilution model and support strategy, coupled with an ongoing proactive geotechnical program using industry standard practices.

Mining: Development -Long Term Stability	The risk to the main accesses for the mine has been minimized by placing these remotely from the stoping areas of the mine in all instances.
Mining: Mining Method Risk
A number of mining methods have been assessed. Room-&-pillar (mechanized and slusher), cut-&-fill and shrinkage stoping. The approach being adopted will allow flexibility of mining method to suit orebody variability.

Mining: Safety
Flooding risks could occur through the presence of artisanal workings, and unstable ground conditions. The potential for flooding will be managed by a proactive risk identification and mitigation program.
A second egress will be established using ventilation raises and a second decline into Bai Dat.

Mining: Safety
Flooding risks could occur through the presence of artisanal workings, and unstable ground conditions. The potential for flooding will be managed by a proactive risk identification and mitigation program.
A second egress will be established using ventilation raises and a second decline into Bai Dat.

Personnel
Risks are associated with recruiting and retaining qualified local and expatriate staff in the areas of mining, processing and administration. Olympus has instigated a program of recruitment and training to mitigate this potential risk drawing on its experience at Bong Mieu.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Risk	Comment
Metallurgical and Plant
Risks identified associated with metallurgy include gold recovery variability, plant design and equipment availability. These risks are being mitigated by further metallurgical testing of the Bai Go and Bai Dat ore bodies, detailed plant design in progress design.

Operating Costs
Costs used in the current financial analysis are mostly based on 4th quarter 2007 estimates. These may have changed due to factors such as market conditions, exchange rate fluctuations, remuneration variations

Table 122 – Project Risk Assessment Summary

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

18.0    INTERPRETATION AND CONCLUSIONS

18.1    Mineral Resources & Reserves

The Phuoc Son Project has clearly demonstrated potential for significant gold, silver and basemetal Mineral Resources. Total Mineral Resources confirmed by this technical review are set out in Table 123 - Combined North Deposit (Bai Go) & South Deposit (Bai Dat): Gold, Silver, Lead & Zinc Mineral Resources.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Measured	163,320	12.76		22.07		1.86	0.72
Indicated	546,350	10.16		11.47		0.80	0.47
Measured+Indicated	709,670	10.76		13.91		1.04	0.53
Inferred	1,884,200	6.63		5.00		0.35	0.07

Table 123 - Combined North Deposit (Bai Go) & South Deposit (Bai Dat): Gold, Silver, Lead & Zinc Mineral Resources

As can be seen from the table above, there has been as significant increase in the defined Mineral Resources within the Dak Sa project, with an overall increase in the total resource and an upgrade in the Measured and Indicated Resource confidence categories. Future resource infill drilling will further enhance the mineral resource estimate, and in particular should convert some of the current Inferred Resources to a higher confidence level.

A substantial reserve has been defined that allows for a 5-6 year mine life, at a 500 tonne per day process plant. The total diluted Mineral Reserves confirmed by this technical review are set out in Table 124 – Combined North Deposit (Bai Go) & South Deposit (Bai Dat): Mineral Reserves below.

Category	Tonnes	Au		Ag		Pb	Zn
	(t)	(g/t	)	(g/t	)	(%)	(%)
Proven	235,650	8.72		15.14		1.29	0.49
Probable	694,740	7.48		8.30		0.59	0.36
Proven+Probable	930,390	7.79		10.03		0.77	0.39

Table 124 – Combined North Deposit (Bai Go) & South Deposit (Bai Dat): Mineral Reserves

The combined total diluted reserve estimates are based on a 3 g/t stope cut-off; practical stope and ore development layout; and application of appropriate dilution factors. Any Inferred Resource blocks that cannot be practically separated out from the stope layout

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

are included as waste dilution for the purposes of the reserve estimate, i.e. include volume/tonnage at zero grades.

18.2    Exploration Development

Olympus is progressing with the exploration development program at South Deposit (Bai Dat) initially with a view to the decline reaching the ore body in early 2008. A further development drive to North Deposit (Bai Go) will facilitate delineation of the mineralized area at Bai Chuoi.

18.3    Exploration

The Company has embarked on an extensive program of infill resource drilling, resource expansion drilling and exploration drilling totaling around 38,000 metres which commenced in 2007 and will continue through 2008. These programs’ key objectives are to complete 25,000 metres of exploration and evaluation drilling at the Dak Sa deposits and undertake a further 13,000 metres of exploration drilling on currently untested prospects from which Olympus have targeted 3 to 3.5 million tonnes of resources by the end of 2008.

18.4    Exploration & Development Potential

The Phuoc Son Project has already outlined significant gold reserves and resources that warrant proceeding to development. There is potential to substantially increase these within the Dak Sa mine area and locate other gold deposits on several of the untested prospects within the investment license.

Olympus Pacific are following a program of early development of a small scale relatively high grade gold mine at South Deposit (Bai Dat) and North Deposit (Bai Go) paving the way for an expanded mining operation with exploration success.

18.5    Metallurgical and Processing

Olympus have opted for a flow sheet strategy at the Dak Sa project which makes centrifugal gravity concentration and flotation the primary upgrade process with ILR. While this process is more complicated than traditional CIL it has been chosen to avoid potential environmental issues around large cyanide storage containment.

The process route as designed will work but in SA/TMC’s opinion a likely outcome of this strategy is that gold recovery will be less than if a traditional CIL process route had been chosen.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The use of unit batch Knelson Concentrators for the primary production processing requires the scavenging process, flotation, to be fed variable grades and mineral blends, under these circumstances the flotation cells will need to be significantly over-sized. The proposed equipment blend does not provide enough scavenging residence time and it is recommended that this be increased to cope with this issue of variable feed.

18.6    Financial Evaluation

This Technical Report shows the project is robust financially with an indicative NPV range of $17.7 million to $21.5 million (7.5 to 10% discount rate) and an IRR of 27.9% at a gold price range between $US750 and $US1050 per ounce during the project life, based on Macquarie Bank’s projections as detailed in Section 18.10. The payback period is 3.08 years.

The sensitivity analysis (based on a 10% discount rate) shows that the project is most sensitive to the gold price and gold recovery grade. Dak Sa is relatively less sensitive to changes in capital or operating costs.

Based on the exploration results to date and the forward exploration program it is anticipated that the large inferred resources outlined will be upgraded and additional reserves outlined. That being the case it is reasonable to assume that mining will continue beyond the current project life.

18.7    Project Feasibility

TMC/SA have reviewed all available data and documentation, conducted site visits to the exploration sites, development site, exploration decline and inspected all documents provided. The PSGC and Olympus personnel have taken a consistently conservative approach. In the opinion of TMC/SA, and based on the technical information provided to and reviewed by us, we conclude that the development of the Dak Sa Mine is feasible.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

19.0    RECOMMENDATIONS

19.1    Olympus’ 2007-2008 Work Plan and Budget

Olympus Pacific has recently completed a Capital Raising of US$ 25 million for its SE Asian projects. A significant portion of these funds are to be applied to the Phuoc Son Project for a vigorous exploration program with the aim of significantly increasing the NI43-101 compliant resource base and completing development optimization.

Details of the exploration drilling program are outlined in Section 10.4. The budget and program can be divided into 3 parts, firstly Phuoc Son Regional Exploration, secondly Dak Sa Exploration and Resource Definition and thirdly, Dak Sa Metallurgical Drilling and Testwork.

The regional exploration program over Phuoc Son will comprise comprehensive mapping and sampling programs along with substantive drilling of identified targets. Total drilling is estimated at 13,320 metres and the programs are budgeted to cost US$ 3.05 million as detailed in Table 125 - Phuoc Son 2007-2008 Regional Exploration Work Plan and Budget.

Area	Work Program	Units	Cost (US$)	Total (US$)
PHASE 1
Tra Long & Suoi Cay Trend	Mapping, petrology, rock sampling, assaying, geochemical surveys		101,905
	Line cutting, topographical and magnetic, surveying		91,429
	Induced Polarization Survey
	Compilation & GIS		15,238
	Diamond Drilling	3,000	397,143	605,714
Hoa Son -K7-Vang Nhe Trend	Mapping, petrology, rock sampling, assaying, geochemical surveys		101,905
	Line cutting, magnetic surveying		127,619
	Induced Polarization Survey
	Compilation & GIS		15,238
	Diamond Drilling	3,000	397,143	641,905
Bo 1, 2, 3 and Bo Copper Anomaly	Mapping, petrology, rock sampling, assaying, geochemical surveys		25,714
	Line cutting, magnetic survey		35,238
	Diamond Drilling	1,200	159,048	220,000

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Area	Work Program	Units	Cost (US$)	Total (US$)
General (Reconnaissance work to evaluate other prospect areas)	Trenching, pitting		10,476
	Mapping, geochemistry sampling, rock assays		60,952
	Radiometric surveying		4,762	76,190
Land and Lease Payments			3,810	3,810
Total Direct Expenditures				1,547,619
Unallocated	Unallocated Exploration Funds for Phase I follow-up and/or Airborne survey		285,714
	Expatriate costs		153,333
	Travel, accommodation, misc.		40,952	480,000
PHASE 1 TOTAL				2,027,619
PHASE 2
Tra Long & Suoi Cay Trend	Diamond Drilling	2,000	264,762	264,762
Hoa Son -K7-Vang Nhe Trend	Diamond Drilling	2,120	280,000	280,000
Bo 1,2,3 and Bo Copper	Diamond Drilling	1,000	132,381	132,381
Other Prospects	Line cutting, topographical and magnetic surveying		35,238
	Diamond Drilling	1,000	132,381	167,619
Total Direct Expenditures				844,762
Unallocated	Expatriate costs		142,857
	Travel, accommodation, misc.		30,476	173,333
PHASE 2 TOTAL				1,018,095
TOTAL (PHASE 1 + PHASE 2 )				3,045,714

Table 125 - Phuoc Son 2007-2008 Regional Exploration Work Plan and Budget

The Dak Sa program is designed to substantially increase resource ounces in the Dak Sa deposits and increase the confidence levels on the estimates. It will involve infill drilling within North Deposit (Bai Go) and further infill and expansion drilling to the north along strike. A total of 24,890 metres is planned for a budgeted cost of around US$ 3.6 million as detailed in Table 126 - Dak Sa 2007-2008 Exploration and Resource Definition Work Plan And Budget. This program is well underway.

Area	Work Program	Units	Cost (US$)	Total (US$)
PHASE 1
North Extension Area	Resource Phase Diamond Drilling	19,000	2,512,381
Bai Chuoi +/- Bai Cu	Exploration Diamond Drilling	1,660	220,000

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Area	Work Program	Units	Cost (US$)	Total (US$)
Total Direct Expenditures				2,732,381
Unallocated	Vietnamese & Expatriate costs		280,000
	Travel, accommodation, misc.		44,762	324,762
PHASE 1 TOTAL				3,057,143
PHASE 2
	Follow-up exploration and resource drilling	4,230	560,000
PHASE 2 TOTAL				560,000
TOTAL (PHASE 1 + PHASE 2)				3,617,143

Table 126 - Dak Sa 2007-2008 Exploration and Resource Definition Work Plan And Budget

In summary a total budget of around $US 7.3 million has been allocated for project optimisation, resource definition and Dak Sa exploration, Phuoc Son regional Exploration to the end of 2008.

Terra Mining Consultants/Stevens & Associates have reviewed the planned exploration and development programs and agree that the projects have merit and justify the programs and expenditure levels proposed. The programs are results dependant and may vary in detail as they advance. This is normal for exploration and development projects such as Phuoc Son.

19.2    General Recommendations

Based on the results of this review Terra Mining Consultants and Stevens and Associates recommend that Olympus continue with the development of the project and make these further recommendations.

•	Financial

This Technical Report shows the project is robust financially with an indicative NPV range of $17.7 million to $21.5 million (7.5 to 10% discount rate) and an IRR of 27.9% at a gold price range between $US750 and $US1050 per ounce during the project life, based on Macquarie Bank’s projections as detailed in Section 18.10. The payback period is 3.08 years.

It must be remembered that this financial analysis is a base case scenario developed around the current reserves, excluding silver and any lead or zinc credits. The modeled inferred resources at South Deposit (Bai Dat) and North Deposit (Bai Go) amount to a further 1.88 million tonnes at a grade of 6.63g/t gold. There is an additional 173,000 tonnes of gold mineralization that is currently uncategorized as it does not meet the strict modeling parameters used in the resource estimation.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Given the geological continuity evident in the wide spaced drilling of the northern extensions of Bai Go, SA/TMC would expect that a portion of these inferred resources will be converted to measured and indicated in the current in fill drill programme. In addition the mineralization within the Dak Sa structure so far has dimensions of around 410 metres by 200 metres at South Deposit (Bai Dat) and 1000 metres by 600 metres at North Deposit (Bai Go). Both deposits are open along strike and down dip. There is, in our opinion a high probability that further mineralization will be discovered in the current programmes within the Dak Sa Structure and other prospects within the Investment License.

•	Mining

It is recommended that during the development phase that stope design is refined to optimize mined grade.

•	Expansion Options

SA/TMC makes the observation that in the event of a large increase in the resource base with exploration success there may be opportunities to increase gold production. It is recommended that options to expand production be investigated.

•	Geological

There is now a large geological database. The Company has made considerable effort to understand the geology from a structural development view point, however there are still questions over the genesis of the deposits at Dak Sa and the relationships of these to the other styles of mineralization at Phuoc Son. A better understanding of these relationships and a refined genetic model incorporating structure, age relationships of mineralization to metamorphism, mineralizing fluid composition and hydrothermal alteration will help in understanding the current deposits and targeting new deposits.

It is recommended to take core orientation measurements, particularly through the mineralization target zones. This will help in confirming structural trends, fault orientations, fold geometry, and mineralization continuity. In order to achieve this it is recommended that future exploration holes are inclined to cut the mineralization as near to perpendicular to dip.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

The geological logging procedures have been recently reviewed and have generally been applied in a systematic and professional manner. It is recommended that the logging procedures manual is regularly updated and geological staff familiarised with it to ensure consistency of application of terminology.

Particular attention should be paid in future to faulting in the drill core. While many of the faults appear to be parallel to the main foliation there was some evidence of cross cutting faults and fractures. Having oriented drill core would establish the presence of post mineral faulting and would aid in geological interpretation and modeling.

•	Drilling

As at the end of October, 2007 there was a need to upscale the drill program with additional rigs and personnel. Olympus has now done this. Up to 4 rigs are now working 24 hours per day following the end of the wet season.

TMC/SA has previously recommended as part of the program of continuous improvement that future drilling should utilize HQ triple tube wire-line technology. We note that has now been implemented.

It is also recommended that holes be inclined perpendicular to the dip of the ore bodies as much as possible. This will ensure that holes pass through the ore zones giving a closer approximation of true width. Added benefits include being able to conduct core orientations that will help in geological interpretation.

•	Assaying

The core handling and sample preparation procedures employed by Olympus are generally to a very high standard. Olympus routinely assays for gold, silver as well as a suite of other trace elements by ICP. It is recommended that this continues.

•	QCQA

The quality control and quality assurance protocols employed by Olympus are to a high standard and consistent international standards. It is recommended that the results of the QCQA program are reviewed periodically throughout the exploration program.

The Company at present employs a system of blanks, certified standards, field duplicates and umpire samples. This provides an adequate check on its own sample preparation standards and to some extent the laboratory’s procedures. At present the Company relies on the laboratories own internal standards and repeat assaying to check the quality control on pulp sampling for fire assay. It is recommended that Olympus has its own independent check on the laboratory’s sampling procedures by specifying a preparation duplicate in the sample stream every 20th sample. This will help confirm there is no bias or artificial nugget effect introduced by the laboratory in sampling the pulverized material for fire assay.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

As the Company moves toward mining and the establishment of assaying facilities on site it will be important to ensure that the QCQA protocols for grade control are established along similar lines to the exploration drilling.

•	Resource Modelling

In view of the expansion and intensification of the exploration and development programs it is recommended that data management protocols and procedures be reviewed and that standardized methodology and protocols for resource estimation procedures developed further.

The geological modeling should form an integral part of the overall resource model. It became apparent during this preliminary review that interpretation of ore body geometry and continuity improved once geological parameters were applied particularly at Bai Go.

•	Metallurgical Testing and Mineral Processing

Olympus have opted for a flow sheet strategy at the Dak Sa project which makes centrifugal gravity concentration and flotation the primary upgrade process with ILR. While this process is more complicated than traditional CIL it has been chosen to avoid potential environmental issues around large cyanide storage containment.

A likely outcome of this strategy is that gold recovery will be less than if a traditional CIL process route had been chosen. The process route as designed will work but SA/TMC recommend that as part of the metallurgical optimisation program that the flowsheet and process route strategy be reviewed.

The use of unit batch Knelson Concentrators for the primary production processing requires the scavenging process, flotation, to be fed variable grades and mineral blends, under these circumstances the flotation cells will need to be significantly over-sized. The proposed equipment blend does not provide enough scavenging residence time and it is recommended that this be increased to cope with this issue of variable feed.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project
It is recommended that as part of the metallurgical optimisation program that recovery options should also include the recovery of by product lead and zinc.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

20.0    REFERENCES

Alexander, R. B.	2006	2005 Geological Compilation Phuoc Son Gold Project and Bai Go Deposit Area Diamond Drill Report for Olympus Pacific Minerals Inc.; February 2006
Alexander, R. B., & Villanueva, R. A.	2006	Compilation of Bai Go Interpretation Plan and Sections (working maps); March 2006 & October 2006
Beattie Consulting Ltd	2002	Preliminary Metallurgical Test Work for Phuoc Son Project, Vietnam, Bai Dat and Bai Go Ore Shoots, Olympus Pacific Minerals Inc, August 2002
Barbante J.; Llewellyn S.; Buchanan D.	2004	Olympus Pacific Minerals Inc, Laboratory Investigations of Bai Go Ore, Gekko Systems Pty Ltd
M J Banks,M.J., Murfitt, R.H., Nguyen Ngoc Quynh and Le Van Hai	2004	Gold Exploration of the Phuoc Son – Tam Ky Suture, Central Vietnam — A Case Study, PACRIM Conference 2004, Adelaide.
Cao Dinh Trieu	1991	Deep Structures and Characteristics of Seismic Activity on the territory of Viet Nam, pp 140.
Coffey Mining Pty Ltd	2008	Design Report - Phuoc Son Tailings Storage Facility, Phuoc Son Gold Mine, Phuoc Son Gold Company Ltd, MWP00109AE-Design Report; 12 February 2008
Foster, D.; Barbante, J.; Buchanan, D.	2004	Olympus Pacific Minerals Inc, Laboratory Investigations of Bai Go Ore, Gekko Systems Pty Ltd
Fry R and Myers P	2006	Phuoc Son Gold Corp: Bai Dat Gold Project Project No. 5696, Mine Geotechnical Design, Snowden, August 2006
Gonzalez, J.M	2007	Geotechnical Study on Bai Dat And Bai Go Ore Deposits of Phuoc Son Gold Corporation

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

Hutchison, C S, 1989	1989	Geological Evolution of SE Asia (Clarendon Press, Oxford).
Independent Metallurgical Laboratories Pty Ltd	2003	Report On Metallurgical And Comminution Testwork For New Vietnam Mining Corporation; May 2003
Konigsmann, K.	2005	Summary Report on Process Development for Ores of the Bai Dat Deposit in Vietnam
Lepvrier, C., Maluski, H., Nguyen Van Vuong, Roques, D., Axente, V and Rangin, C.	1997	40Ar/39Ar Indosinian Age of NW-trending dextral shear zones within the Truong Son Belt (Vietnam).Cretaceous to Cenozoic overprinting, Tectonophysics, 283:105-127
Lewis, P.D	2001	Structural Study of the Dak Sa Area, Phuoc Son Gold Project, Central Vietnam-Report Number NVM01/03, Da Nang.
McArthur G J.	2007	Phuoc Son Testwork Mineralogy, Burnie Research Laboratory, February 2007
Myers P and Fry R	2006	Phuoc Son Gold Corp: Bai Dat Gold Project Project No. 5696, Underground Mine Design, Snowden, August 2006
Murfitt, R.H	2003	The Phuoc Son Property, Quang Nam Province, Vietnam, Olympus Pacific Minerals, September, 2003
Olympus Pacific Minerals Inc.	2006
Paper Trail of Correspondence Between D. Laudrum of Micon & R. Villanueva for Acceptance of Resource Estimation Procedures for Bai Dat & Bai Go; Unpublished Internal Report, August 2006 to February 2007

Olympus Pacific Minerals Inc.	2005	Diamond Drill Core Logging Manual; Unpublished Internal Report (Revised August 2005)

Technical Report on Feasibility Studies for the Phuoc Son Gold Project
Rodgers, K., Lewis, W., & Gowans, R. M. (Micon International Ltd.)	2005	Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam; June 2005
SGS Lakefield Research Limited	2005	An Investigation into Ore Characterization of a Sample From The Bai Dat Deposit Submitted by Olympus Pacific Minerals Inc. Report No. 1; July 8, 2005
Shywolup, W., & Sirinawin, T.	2002	Resource Estimate Bai Dat Gold Deposit Phuoc Son Project Quang Nam Province Central Vietnam for New Vietnam Mining Corporation; November 2002
Sullivan, J. R., & Kociumbas, M. W. (Watts, Griffis & McOuat)	2004	A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.; January 2004
Tran Van Tri, Tran Kim Thach and Truong Cam Bao,	1979	Geology of Viet Nam (Research Institute of Geology and Mineral Resources, Hanoi).
Van der Heyden, A. (Hellmann & Schofield Pty Ltd.)	2003	Resource Estimates for the Phuoc Son Gold Project – Bai Dat and Bai Go Prospects; May 2003
Olympus Pacific Minerals Inc.	2002 to 2008	Various Unpublished Reports, Electronic Data, Internal Reports And Maps Provided During And Subsequent To Terra Mining Consultants / Stevens & Associates Site Visits

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

21.0    CERTIFICATES OF THE AUTHORS

To Accompany the Report entitled

"Technical Report on Feasibility Studies for the Phuoc Son Gold Project,

Quang Nam Province, Vietnam"

Dated 26th March 2008

MURRAY RONALD STEVENS

Stevens and Associates

Consulting Geologists

68 Lingarth Street

Remuera

Auckland

New Zealand

Telephone:	+64 (0)9 522 8040

Mobile:	+64 (0)27 477 0001

Facsimile:	+64 (0)9 522 8041

Email: stevens@ihug.co.nz

CERTIFICATE of AUTHOR

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby certify that:

1.	I am a qualified geologist working as an independent Consulting Geologist under the trading name of Stevens and Associates.

2.	This certificate relates to the technical report entitled, "Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam" dated 26th March 2008.

3.
I graduated with the degrees of Bachelor of Science in Geology, in 1977 and Master of Science with Honours in Geology, in 1980 from the University of Auckland, New Zealand. In addition, I gained a post graduate diploma in geological science majoring in mineral economics from Macquarie University, Sydney, Australia in 1986.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 1980. My AusIMM membership number is 102629.

5.	I have practiced my profession continuously for a total of 28 years since my graduation from the University of Auckland.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

7.
I am jointly responsible with Mr. Fulton for the preparation of all sections of the technical report entitled "Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam" dated 26th March 2008 relating to the Phuoc Son property. I have visited the site and/or Da Nang head office 4 August to 11 August 2007, 5 to 18 September 2007, 17 to 31 November 2007 and from 9 February to 28 February 2008.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement was to produce a Preliminary Assessment on the project.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

10	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th Day of March, 2008

Murray R Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

GRAEME WHITELAW FULTON

Terra Mining Consultants Limited

Consulting Mining Engineers

28 Monte Casino Place

Birkenhead

Auckland, 0626

New Zealand

Telephone:	+64 (0)9 482 4242

Mobile:	+64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CERTIFICATE of AUTHOR

I, Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM, do hereby certify that:

1.	I am a qualified mining engineer working as an independent consultant and am the Consulting Mining Engineer/Director of Terra Mining Consultants Limited.

2.	This certificate relates to the technical report entitled, "Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam" dated 26th March 2008.

3.	I graduated with the degree of Bachelor of Science with Honours in Mining and Petroleum Engineering, in 1986 from the University of Strathclyde, Glasgow, Scotland.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 2000. My AusIMM membership number is 208430.

5.	I have practiced my profession continuously for a total of 22 years since my graduation from the University of Strathclyde.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

7.
I am jointly responsible with Mr. Stevens for the preparation of all sections of the technical report entitled "Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam" dated 26th March 2008 relating to the Phuoc Son property. I have visited the site and/or Da Nang head office 4 August to 11 August 2007, 5 to 18 September 2007, 17 to 31 November 2007, 7 December to 20 December 2007 and from 9 February to 28 February 2008.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement was to produce a Preliminary Assessment on the project.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

10	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th Day of March, 2008

Graeme W Fulton, B.Sc. (Hons), MAusIMM

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

22.0    CONSENTS OF QUALIFIED PERSONS

Murray Ronald Stevens

Stevens and Associates

68 Lingarth Street, Remuera, Auckland, New Zealand

Telephone:	+64 9 522 8040

Fax:	+64 9 522 8041

 Email: stevens@ihug.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 26th March 2008 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam, dated 26th March 2008, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 26th Day of March 2008

Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

Technical Report on Feasibility Studies for the Phuoc Son Gold Project
Graeme Whitelaw Fulton

Terra Mining Consultants Limited

28 Monte Casino Place, Birkenhead, Auckland, 0626

New Zealand

Telephone:	+64 (0)9 482 4242

Mobile:	+64 (0)21 380 624

Email: graeme.fulton@xtra.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Graeme Whitelaw Fulton, B.Sc. (Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 26th March 2008 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Technical Report on Feasibility Studies for the Phuoc Son Gold Project, Quang Nam Province, Vietnam, dated 26th March 2008, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 26th Day of March, 2008

Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM

Technical Report on Feasibility Studies for the Phuoc Son Gold Project

23.0    SIGNATURES

Signed:	26th March 2008

Graeme W. Fulton, MAusIMM Consulting Mining Engineer/Director, Terra Mining Consultants Ltd.

Signed:	26th March 2008
Murray R. Stevens, MAusIMM Consulting Geologist, Stevens & Associates

Effective Date of this Report:	26th March 2008